EXHIBIT 99.2

As filed with the Securities and Exchange Commission on September 13, 2005
Registration No. 333-114093

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5

to
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Taleo Corporation

(Exact name of registrant as specified in its charter)

Delaware	7372	52-2190418
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

575 Market Street, Eighth Floor

San Francisco, CA 94105
(415) 538-9068
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Michael P. Gregoire

Chief Executive Officer and President
Taleo Corporation
575 Market Street, Eighth Floor
San Francisco, CA 94105
(415) 538-9068
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Mark A. Bertelsen, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Alan F. Denenberg, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

	Amount	Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	to be	Offering Price	Aggregate	Registration
Securities to be Registered	Registered(1)	Per Share(2)	Offering Price	Fee(3)

Class A Common Stock, $0.00001 par value	7,705,000	$16.00	$123,280,000	$15,546

(1)	Includes 1,005,000 shares issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933.

(3)	Of the $15,546 registration fee, $14,571 has previously been paid.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall then become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 13, 2005

PROSPECTUS

6,700,000 Shares

Taleo Corporation

(formerly Recruitsoft, Inc.)

Class A Common Stock

$                   per share

          We are selling 5,360,000 shares of our Class A common stock and the selling stockholders named in this prospectus are selling 1,340,000 shares. We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders have granted the underwriters an option to purchase up to 1,005,000 additional shares of Class A common stock to cover over-allotments.

      This is the initial public offering of our Class A common stock. We currently expect the initial public offering price to be between $14.00 and $16.00 per share. We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “TLEO.”

       Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 7.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to Taleo (before expenses)	$	$
Proceeds to the Selling Stockholders (before expenses)	$	$

      The underwriters expect to deliver the shares to purchasers on or about                     , 2005.

Citigroup

Merrill Lynch & Co.	JPMorgan

CIBC World Markets	ThinkEquity Partners LLC

                          , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

      Until                     , 2005 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully before making an investment decision, including the “Risk Factors” section and the consolidated financial statements and the notes to those statements.

Taleo Corporation

      We deliver on demand talent management solutions that enable organizations of all sizes to recruit, assess and manage their workforces for improved business performance. Organizations seek to improve their talent management processes not only to reduce the time and costs associated with these processes but, more importantly, to enhance the quality, productivity and satisfaction of their workforces. Taleo customers use our suite of solutions to achieve these goals. We offer two suites of talent management solutions: Taleo Enterprise Edition and Taleo Business Edition. Our solutions incorporate resource allocation principles, similar to those deployed successfully in supply chain management automation, to more accurately match total labor demand and supply across complex organizations. Taleo Enterprise Edition is designed for medium to large-sized, multi-national organizations and addresses multiple staffing types, including professional, hourly and contingent, with support for multiple languages as well as differing geographies and cultural requirements. Taleo Business Edition is designed for small to medium-sized organizations, stand-alone departments and divisions of larger organizations, and staffing companies. We specifically designed both product suites to be delivered on demand through a standard web browser. Our solutions are accessed through intuitive applications designed purposely for recruiters, managers and system administrators.

      Our solutions are highly configurable, which allows us to deliver tailored solutions without the need for application source code customization. This approach allows us to streamline the development, enhancement and maintenance of our solutions. Our technology architecture enables our customers to access and use their secure content and data across many of our solutions. We deliver our applications on demand through a standard web browser, which significantly reduces the time and costs associated with organization-wide deployments. Further, our subscription-based business model enables our customers to make use of our solutions with a lower up-front investment while providing a stream of recurring revenue that allows us to more accurately predict our financial performance.

      We market our enterprise talent management solution, Taleo Enterprise Edition, to medium to large-sized organizations through our direct sales force and indirectly through our strategic partnerships with leading business process outsourcing providers. We market our solution for small to medium-sized organizations, Taleo Business Edition, through our telesales team and Internet marketing efforts. We deliver our solutions to approximately 330 customers. Some of our largest customers by revenue in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors are HP, DuPont, Pitney Bowes, P&G, Starbucks, Shell, UnitedHealth Group, Washington Mutual and Yellow Corporation.

Market Opportunity

      Talent management is a complex process with multiple, interconnected elements that together play a vital role in attracting, qualifying and enhancing the quality and satisfaction of an organization’s valuable human capital. Organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be maximized. This shift in thinking has mirrored the evolution of talent management from a manual, paper-based practice to a technology-enabled, organization-wide process. A comprehensive view of talent management requires solutions that automate discrete talent management functions and improve the effectiveness and consistency of talent management processes.

      According to the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2004 was approximately $6.6 trillion, or 57% of total gross domestic product. With labor comprising such a significant percentage of corporate cost structures, many organizations have acquired technologies and outsourced staffing-related functions in an effort to reduce costs and improve the efficiency of their human capital assets. In October 2004, an independent market research firm, International Data Corporation, or IDC, estimated that recruiting and staffing services spending in the Americas would grow from $29.9 billion in 2003 to $47.1 billion by 2008, which represents a compound annual growth rate of 9.5%. A fast growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market, which IDC notes is becoming referred to as talent management as suppliers expand capabilities, is expected to grow from $239 million in 2003 to approximately $727.9 million in 2008, which represents a compound annual growth rate of 24.9%. This estimate does not include the market for end-to-end hiring process automation solutions outside the United States, but we believe that a market exists for these solutions outside the United States.

Talent Management Requirements

      In order to increase their return on investment, organizations must optimize not only staffing, but also talent management and employee mobility processes to create and sustain a competitive advantage based on one of the most important differentiators in today’s knowledge economy: human capital. Effective talent management processes must enable organizations to:

•	Attract and retain top talent

•	Implement effective and consistent talent management processes

•	Enable extensive talent assessment

•	Match skills and job requirements

•	Promote workforce agility

•	Measure talent management process effectiveness

The Benefits of Our Approach

      Just as supply chain optimization maximizes the return on physical assets, our talent management solutions maximize the return on human capital assets by increasing the quality and speed of hires, enabling the assessment and skills inventory of employees and promoting effective employee mobility. By driving organization-wide participation in the talent supply chain, we help our customers to establish systematic processes and enable these processes through the use of our configurable technology to increase the quality and satisfaction of their workforces.

Key Benefits of Our Solutions:

•	Systematic approach to talent management processes

•	Comprehensive suite of solutions

•	Embedded domain expertise

•	Ease of use and integration

•	Talent analytics

•	Increased workforce productivity

Key Benefits of Our Business Model:

•	Ease of deployment through the on demand model

•	Single version of application source code

•	Configurability

•	Secure, scalable infrastructure

•	Lower total cost of ownership

•	Recurring revenue

Our Strategy

      Our strategy is to be the leading global provider of talent management and workforce logistics solutions. Key elements of our strategy include:

•	Extend our technology leadership

•	Expand our solution offerings

•	Build upon our domain expertise

•	Increase penetration of our existing customer base

•	Partner with additional leading business process outsourcing organizations

•	Expand our multinational presence

•	Expand our target market opportunity

Company Information

      We were incorporated in Delaware in 1999, and changed our name from Recruitsoft, Inc. to Taleo Corporation in March 2004. In October 2003, we acquired White Amber, Inc., a vendor of solutions to manage temporary staff, and in March 2005, we acquired Recruitforce.com, Inc., a provider of on demand staffing management solutions for small to medium-sized organizations. Our principal offices are located at 575 Market Street, Eighth Floor, San Francisco, California 94105, and 330 St-Vallier East, Suite 400, Quebec City, QC, Canada, G1K 9C5. Our telephone numbers at these locations are (415) 538-9068 and (418) 524-5665, respectively. Our website address is http://www.taleo.com. Our website and the information contained therein or connected thereto is not a part of this prospectus.

THE OFFERING

Class A common stock offered by us	5,360,000 shares

Class A common stock offered by the selling stockholders	1,340,000 shares

Class A and Class B common stock to be outstanding after this offering	21,828,330 shares

Over-allotment option granted by the selling stockholders	1,005,000 shares

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $71.6 million, based on an assumed initial public offering price of $15.00 per share, which we intend to use for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, payment of indebtedness, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. We intend to use approximately $21 million of the net proceeds to repay our loan with Goldman Sachs. See “Use of Proceeds.”

Dividend policy	We have never declared or paid any cash dividends on our capital stock. Our credit facility with Goldman Sachs prohibits the declaration or payment of dividends on our capital stock, other than the existing dividend obligations with respect to our outstanding preferred stock, which will be converted or paid in connection with this offering. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future.

Proposed Nasdaq National Market symbol	“TLEO”

      The number of shares of Class A common stock to be outstanding after the offering is based on the number of shares of Class A common stock outstanding at June 30, 2005, and excludes:

•	3,987,796 shares of Class A common stock issuable upon exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $7.36 per share;

•	637,000 shares of Class A common stock issuable upon exercise of warrants outstanding at June 30, 2005, at a weighted average exercise price of $4.94 per share;

•	1,265,679 additional shares of Class A common stock available for future issuance under our existing stock option plans and our stock option plans adopted in connection with this offering as of June 30, 2005 and 400,000 additional shares of Class A common stock available for future issuance under our 2005 Stock Plan; and

•	782,733 shares of Class A common stock issuable in lieu of payment of accreted dividends on our outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00 per share;

      Unless otherwise noted, the information in this prospectus:

•	reflects the one-for-six reverse split of our common stock that occurred in April 2005;

•	gives effect to the automatic conversion of our outstanding preferred stock into Class A common stock upon the completion of this offering, excluding accreted dividends;

•	assumes, based on indications of interest from holders of warrants which expire on the effective date of this offering, the exercise of warrants to purchase 2,583 shares of Class A common stock at a weighted average exercise price of $3.00 per share;

•	assumes that only the contingent shares of Series D preferred stock referenced in Note 3 of the Notes to Consolidated Financial Statements will be issued;

•	assumes no exercise of the underwriters’ over-allotment option;

•	gives effect to our amended and restated certificate of incorporation to be filed immediately prior to the completion of this offering; and

•	does not give effect to the exchange of all of the outstanding exchangeable shares of our subsidiary, 9090-5415 Quebec Inc., into 4,038,287 shares of our Class A common stock and the corresponding one for one redemption of our Class B common stock, as described in “Description of Capital Stock.”

SUMMARY FINANCIAL DATA

      The following table sets forth a summary of our consolidated financial data for the periods presented and includes the Class B common stock. This summary consolidated financial data should be read together with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes contained elsewhere in this prospectus. The pro forma as adjusted balance sheet data reflects: (a) the automatic conversion of our outstanding preferred stock into Class A common stock, excluding accreted dividends; (b) the exercise of warrants to purchase 2,583 shares of Class A common stock and the proceeds from such exercise; (c) our receipt of the estimated net proceeds from the sale of 5,360,000 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us; and (d) the repayment of our loan with Goldman Sachs.

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003(1)(3)	2004	2004	2005

				(as restated)

	(in thousands, except per share data)
Consolidated Statements of Operations Data:
Revenue:
Application	$1,405	$7,827	$20,753	$36,029	$49,010	$23,517	$30,103
Consulting	827	4,720	7,635	7,606	9,640	4,725	7,361

Total revenue	2,232	12,547	28,388	43,635	58,650	28,242	37,464
Gross profit	148	6,173	17,897	29,503	35,756	17,250	24,362
Loss from operations	(13,303)	(11,191)	(4,140)	(1,138)	(5,568)	(3,850)	(387)
Net loss	(12,065)	(10,744)	(4,151)	(1,358)	(5,795)	(4,007)	(1,189)
Net loss attributable to Class A common stockholders	$(12,065)	$(12,946)	$(6,477)	$(3,777)	$(8,551)	$(5,381)	$(2,567)

Net loss attributable to Class A common stockholders per share — basic and diluted(3)	$(12,065.00)	$(4,315.32)	$(1,079.50)	$(151.08)	$(152.70)	$(109.82)	$(32.49)

Unaudited pro forma net loss attributable to Class A common stockholders per share — basic and diluted(2)					$(0.47)		$(0.10)

Weighted average Class A common shares:
Basic and diluted	1	3	6	25	56	49	79

Unaudited pro forma basic and diluted(2)					12,390		12,413

(1)	Results of operations include results of White Amber from October 21, 2003, the date of acquisition. Comparability of periods has been affected by this acquisition.

(2)	See Note 12 of Notes to Consolidated Financial Statements.

(3)	See Note 16 of Notes to Consolidated Financial Statements.

	As of June 30, 2005

		Pro Forma
	Actual	as Adjusted

	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$5,829	$66,655
Working capital	2,708	61,947
Total assets	53,125	101,189
Total preferred stock	50,763	—
Total stockholders’ equity (deficit)	(44,215)	74,112

RISK FACTORS

      An investment in our Class A common stock involves a high degree of risk. You should consider the risks described below carefully and all of the information contained in this prospectus before deciding whether to purchase our Class A common stock. If any of the adverse events described in the following risk factors, as well as other factors which are beyond our control, actually occurs, our business, operating results and financial condition may suffer significantly. As a result, the trading price of our Class A common stock could decline, and you may lose all or part of your investment in our Class A common stock.

Risks Related to Our Business and Industry

      We have a history of losses, and we cannot be certain that we will achieve or sustain profitability.

      We have incurred annual losses since our inception. As of June 30, 2005, we had incurred aggregate net losses of $39.2 million. We may incur operating losses at least in the short term as a result of expenses associated with the continued development and expansion of our business. Our expenses include those related to sales and marketing, general and administrative, research and development and others related to the development, marketing and sale of products and services that may not generate revenue until later periods, if at all. As we implement initiatives to grow our business, which include, among other things, plans for international expansion and new product development, any failure to increase revenue or manage our cost structure could prevent us from completing these initiatives and achieving or sustaining profitability. As a result, our business could be harmed and our stock price could decline. We cannot be certain that we will be able to achieve or sustain profitability on a quarterly or annual basis.

      We participate in a new and evolving market, which makes it difficult to evaluate our current business and future prospects.

      You must consider our business and prospects in light of the risks and difficulties we encounter in the new, uncertain and rapidly evolving talent management market. Because this market is new and evolving, it is difficult to predict with any assurance the future growth rate and size of this market, which, in comparison with the overall market for enterprise software applications, is relatively small. The rapidly evolving nature of the markets in which we sell our products and services, as well as other factors that are beyond our control, reduce our ability to accurately evaluate our future prospects and forecast quarterly or annual performance.

      If our existing customers do not renew their software subscriptions and buy additional solutions from us, our business will suffer.

      We expect to continue to derive a significant portion of our revenue from renewal of software subscriptions and, to a lesser extent, service and maintenance fees from our existing customers. As a result, maintaining the renewal rate of our existing software subscriptions is critical to our future success. Factors that may affect the renewal rate for our solutions include:

•	the price, performance and functionality of our solutions;

•	the availability, price, performance and functionality of competing products and services;

•	the effectiveness of our maintenance and support services; and

•	our ability to develop complementary products and services.

      Most of our existing enterprise customers entered into software subscription agreements that expire between two and five years from the initial contract date. The small to medium-sized customers we obtained through our acquisition of Recruitforce.com, Inc. generally enter into annual contracts. Our customers have no obligation to renew their subscriptions for our solutions after the expiration of the initial term of their agreements. In addition, our customers may negotiate terms less advantageous to us upon renewal, which may reduce our revenue from these customers, or may request that we license our software to them on a perpetual basis, which may, after we have ratably recognized the revenue for the perpetual license over the relevant term in accordance with our revenue recognition policies, reduce recurring revenue from these customers. Under certain circumstances, our customers may cancel their subscriptions for our solutions prior to the expiration of the term. Our future success also depends in part on our ability to sell new products and services to our existing customers. If our customers terminate their agreements, fail to renew their agreements, renew their agreements upon less favorable terms, or fail to buy new products and services from us, our revenue may decline or our future revenue may be constrained.

      If our efforts to attract new customers are not successful, our revenue growth will be adversely affected.

      In order to grow our business, we must continually add new customers. Our ability to attract new customers will depend in large part on the success of our sales and marketing efforts. However, our prospective customers may not be familiar with our solutions, or may have traditionally used other products and services for their talent management requirements. In addition, our prospective customers may develop their own solutions to address their talent management requirements, purchase competitive product offerings, or engage third-party providers of outsourced talent management services that do not use our solution to provide their services. Additionally, some new customers may request that we license our software to them on a perpetual basis or that we allow them the contractual right to convert from a term license to a perpetual license during the contract term, which may reduce recurring revenue from these customers. To date, we have completed a limited number of agreements with such terms. If our prospective customers do not perceive our products and services to be of sufficiently high value and quality, we may not be able to attract new customers.

      Our financial performance may be difficult to forecast as a result of our historical focus on large customers and the long sales cycle associated with our solutions.

      The majority of our revenue is currently derived from organizations with complex talent management requirements. Accordingly, in a particular quarter the majority of our new customer sales represent large sales made to a relatively small number of customers. As such, our failure to close a sale in a particular quarter will impede expected revenue growth unless and until the sale closes. In addition, our sales cycles for our enterprise clients are generally between six months and one year, and in some cases can be longer. As a result, substantial time and cost may be spent attempting to secure a sale that may not be successful. The period between an initial sales contact and a contract signing is relatively long due to several factors, including:

•	the complex nature of our solutions;

•	the need to educate potential customers about the uses and benefits of our solutions;

•	the relatively long duration of our contracts;

•	the discretionary nature of our customers’ purchase and budget cycles;

•	the competitive evaluation of our solutions;

•	fluctuations in the staffing management requirements of our prospective customers;

•	announcements or planned introductions of new products by us or our competitors; and

•	the lengthy purchasing approval processes of our prospective customers.

      If our sales cycle unexpectedly lengthens, our ability to accurately forecast the timing of sales in a given period will be adversely affected and we may not meet our forecasts for that period.

      If we fail to develop or acquire new products or enhance our existing products to meet the needs of our existing and future customers, our sales will decline.

      To keep pace with technological developments, satisfy increasingly sophisticated customer requirements and achieve market acceptance, we must enhance and improve existing products and continue to introduce new products and services. Any new products we develop or acquire may not be introduced in a timely manner and may not achieve the broad market acceptance necessary to generate significant revenue. If we are unable to successfully develop or acquire new products or enhance our existing products or if we fail to price our products to meet market demand, our business and operating results will be adversely affected. To date, we have focused our business on providing solutions for the talent management market, but we may seek to expand into other markets in the future. Our efforts to expand our solutions beyond the talent management market may divert management resources from existing operations and require us to commit significant financial resources to an unproven business, which may harm our existing business.

      We expect to incur significant expense to develop software products and to integrate acquired software products into existing platforms to maintain our competitive position. These efforts may not result in commercially viable solutions. If we do not receive significant revenue from these investments, our business will be adversely affected. Additionally, we intend to maintain a single version of each release of our software applications that is configurable to meet the needs of our customers. Customers may require customized solutions or features and functions that we do not yet offer and do not intend to offer in future releases, which may cause them to choose a competing solution.

      Fluctuation in the demand for temporary workers will affect the revenue associated with our Taleo Contingent solution, which may harm our business and operating results.

      We generate revenue from our Taleo Contingent solution based on a fixed percentage of the dollar amount invoiced for temporary labor procured and managed through this solution. We anticipate that our Taleo Contingent solution will account for a significant portion of our revenue in future periods. If our customers’ demand for temporary workers declines, or if the general wage rates for temporary workers decline, so will our customers’ associated spending for temporary workers, and, as a result, revenue associated with our Taleo Contingent solution will decrease and our business may suffer.

      Because we recognize revenue from software subscriptions over the term of the agreement, a significant downturn in our business may not be reflected immediately in our operating results, which makes it more difficult to evaluate our prospects.

      We recognize revenue from software subscription agreements monthly over the terms of these agreements, which are typically between two and five years for our Taleo Enterprise Edition customers and one year for our Taleo Business Edition customers. As a result, a significant portion of the revenue we report in each quarter is generated from software subscription agreements entered into during previous periods. Consequently, a decline in new or renewed subscriptions in any one quarter may not affect our financial performance in that quarter but will negatively affect our revenue in future quarters. If a number of contracts expire and are not renewed in the same quarter, our revenue would decline significantly in that quarter and subsequent quarters. In addition, we may be unable to adjust our costs in response to reduced revenue. Accordingly, the effect of significant declines in sales and market acceptance of our solutions may not be reflected in our short-term results of operations, which would make our reported results less indicative of our future prospects.

      If we do not compete effectively with companies offering talent management solutions, our revenue may not grow and could decline.

      We have experienced, and expect to continue to experience, intense competition from a number of companies. We compete with vendors of enterprise resource planning software such as Oracle and SAP. We also compete with niche point solution vendors such as BrassRing, Deploy Solutions, Hire.com, Hodes iQ, Kenexa, Peopleclick, Recruitmax, Resumix, Unicru, VirtualEdge, Webhire and Workstream that offer products that compete with one or more modules in our suite of solutions. In the area of talent management solutions for temporary employees, we compete primarily with companies such as Beeline, Chimes, Elance, Fieldglass, IQNavigator, and ProcureStaff. Our Taleo Business Edition competes primarily with Hiredesk.com, Hire.com and others. Our competitors may announce new products, services or enhancements that better meet changing industry standards or the price or performance needs of customers. Increased competition may cause pricing pressure and loss of market share, either of which could have a material adverse effect on our business, results of operations and financial condition.

      Many of our competitors and potential competitors, especially vendors of enterprise resource planning software, have significantly greater financial, technical, development, marketing, sales, service and other resources than we have. Many of these companies also have a larger installed base of users, longer operating histories and greater name recognition than we have. Our enterprise resource planning software competitors provide products that may incorporate capabilities in addition to staffing management, such as automated payroll and benefits. Products with such additional functionalities may be appealing to some customers because they can reduce the number of different types of software or applications used to run their business. Our niche competitors’ products may be more effective than our products at performing particular talent management functions or may be more customized for particular customer needs in a given market. Further, our competitors may be able to respond more quickly than we can to changes in customer requirements.

      In some cases, our products may need to be integrated with software provided by our existing or potential competitors. These competitors could alter their products in ways that inhibit integration with our products, or they could deny or delay access by us to advance software releases, which would restrict our ability to adapt our products to facilitate integration with these new releases and could result in lost sales opportunities. In addition, many organizations have developed or may develop internal solutions to address talent management requirements that may be competitive with our solutions.

      We may lose sales opportunities if we do not successfully develop and maintain strategic relationships to sell and deliver our solutions.

      We intend to partner with business process outsourcing, or BPO, providers that resell our staffing solution as a component of their outsourced human resource services. We currently have relationships with several of these companies. If customers or potential customers begin to outsource their talent management functions to BPOs that do not resell our solutions, or to BPOs that choose to develop their own solutions, our business will be harmed. In addition, we have relationships with third-party consulting firms, system integrators and software and service vendors who provide us with customer referrals, cooperate with us in marketing our products and provide our customers with system implementation or maintenance services. If we fail to establish new strategic relationships or expand our existing relationships, or should any of these partners fail to work effectively with us or go out of business, our ability to sell our products into new markets and to increase our penetration into existing markets may be impaired.

      We may not be able to finance future needs or adapt our business plan to changes because of restrictions placed on us by our secured credit facility.

      The agreements governing our existing debt contain various covenants that limit our ability to, among other things:

•	use restricted cash in an amount up to $8.1 million for a period of time;

•	incur additional debt, including guarantees by us or our subsidiaries;

•	make investments, pay dividends on our capital stock or redeem or repurchase our capital stock, subject to certain exceptions;

•	create specified liens;

•	make capital expenditures in excess of specified amounts that range between $4.8 million and $6.1 million during quarterly periods through the period ending March 31, 2008;

•	sell assets;

•	make acquisitions;

•	create or permit restrictions on the ability of our subsidiaries to pay dividends or make other distributions to us;

•	engage in transactions with affiliates;

•	engage in sale and leaseback transactions; and

•	consolidate or merge with or into other companies or sell all or substantially all of our assets.

      Our ability to comply with covenants contained in our secured credit facility may be affected by events beyond our control, including prevailing economic, financial and industry conditions. Our secured credit facility requires us to comply with limits on capital expenditures ranging from $2.9 to $5.5 million, a minimum current ratio ranging from 1.2:1.0 to 1.0:1.0, minimum EBITDA ranging from $1.0 to $9.0 million, minimum liquidity ranging from $15.6 to $3.6 million, minimum application revenue ranging from $10.7 to $68.8 million and minimum cash levels ranging from $8.2 to $1.3 million. Additionally, the secured credit facility contains numerous affirmative covenants, including covenants regarding delivery of certain financial statements and other reports, compliance with applicable laws, inspections of our properties and assets, and maintenance of insurance, our properties and the lender’s security interest in our assets.

      Our failure to comply with these covenants could result in a default. If a default occurs under our secured credit facility, the lender could cause all of the outstanding obligations under the secured credit facility to become due and payable. Upon a default, the lender under the secured credit facility could proceed against the collateral, which includes the Company’s intellectual property. Even if we are able to comply with all of the applicable covenants, the restrictions on our ability to manage our business in our sole discretion could adversely affect our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities that we believe would be beneficial to us.

      Mergers of or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

      If one or more of our competitors were to merge or partner with another of our competitors, the change in the competitive landscape could adversely affect our ability to compete effectively. Our competitors may also establish or strengthen cooperative relationships with our current or future business process outsourcing, or BPO, partners, systems integrators, third-party consulting firms or other parties with whom we have relationships, thereby limiting our ability to promote our products and limiting the number of consultants available to implement our solutions. Disruptions in our business caused by these events could reduce our revenue.

      If we are required to reduce our prices to compete successfully, our margins and operating results could be adversely affected.

      The intensely competitive market in which we do business may require us to reduce our prices. If our competitors offer discounts on certain products or services we may be required to lower prices or offer our solutions at less favorable terms to us to compete successfully. Several of our larger competitors have significantly greater resources than we have and are better able to absorb short-term losses. Any such changes would likely reduce our margins and could adversely affect our operating results. Some of our competitors may provide fixed price implementations or bundle product offerings that compete with ours for promotional purposes or as a long-term pricing strategy. These practices could, over time, limit the prices that we can charge for our products. If we cannot offset price reductions with a corresponding increase in the number of sales, our margins and operating results would be adversely affected.

      If our security measures are breached and unauthorized access is obtained to customer data, customers may curtail or stop their use of our solutions, which would harm our business, operating results and financial condition.

      Our solutions involve the storage and transmission of customers’ proprietary information, and security breaches could expose us to loss of this information, litigation and possible liability. If our security measures are breached as a result of third-party action, employee error, criminal acts by an employee, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to customer data, our reputation will be damaged, our business may suffer and we could incur significant liability. Techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs, the market perception of our security measures could be harmed and we could lose sales and customers.

      Defects or errors in our products could affect our reputation, result in significant costs to us and impair our ability to sell our products, which would harm our business.

      Our products may contain defects or errors, which could materially and adversely affect our reputation, result in significant costs to us and impair our ability to sell our products in the future. The costs incurred in correcting any product defects or errors may be substantial and could adversely affect our operating results. While we test our products for defects or errors prior to product release, defects or errors are also identified from time to time by our internal team and by our customers. Such defects or errors are likely to occur in the future.

      Any defects that cause interruptions to the availability of our solutions could result in:

•	lost or delayed market acceptance and sales of our products;

•	loss of customers;

•	product liability suits against us;

•	diversion of development resources;

•	injury to our reputation; and

•	increased maintenance and warranty costs.

      While our software subscription agreements typically contain limitations and disclaimers that purport to limit our liability for damages related to defects in our software, such limitations and disclaimers may not be enforced by a court or other tribunal or otherwise effectively protect us from such claims.

      Widespread market acceptance of the on demand delivery model is uncertain, and if it does not continue to develop, or develops more slowly than we expect, our business may be harmed.

      The market for hosted enterprise software is new and, to a large extent, unproven, and it is uncertain whether hosted software will achieve and sustain high levels of demand and market acceptance. The overwhelming majority of our customers access and use our software as a web-based solution that is hosted by us. If the preferences of our customers change and our customers elect to host our software themselves, either upon the initiation of a new agreement or upon the renewal of an existing agreement, we would experience a decrease in revenue from hosting fees, and potentially higher costs and greater complexity in providing maintenance and support for our software. Additionally, a very limited number of our customers has the contractual right to elect to host our software themselves prior to the expiration of their subscription agreements with us. If the number of customers purchasing hosting services from us decreases, we might not be able to decrease our expenses related to hosting infrastructure in the short term if the demand for such hosting services decreases. Potential customers may be reluctant or unwilling to allow a vendor to host software or internal data on their behalf for a number of reasons, including security and data privacy concerns. If such organizations do not recognize the benefits of the on demand delivery model, then the market for our solutions may not develop at all, or may develop more slowly than we expect.

      If we fail to adequately manage our hosting infrastructure capacity, our existing customers may experience service outages and our new customers may experience delays in the deployment of our solution.

      We have experienced significant growth in the number of users, transactions and data that our hosting infrastructure supports. Failure to adequately address the increasing demands on our hosting infrastructure may result in service outages, delays or disruptions. For example, we have experienced downtimes in our hosting facilities, some of which have been significant, which have prevented customers from using our solutions from time to time. We seek to maintain sufficient excess capacity in our hosting infrastructure to meet the needs of all of our customers. We also maintain excess capacity to facilitate the rapid provisioning of new customer deployments and expansion of existing customer deployments. The provisioning of new hosting infrastructure to keep pace with expanding storage and processing requirements could be a significant cost to us that we are not able to adequately predict, and for which we are not able to budget significantly in advance. Such outlays could raise our cost of goods sold and negatively affect our financial results. At the same time, the provisioning of new hosting infrastructure requires significant lead time. If we do not accurately predict our infrastructure capacity requirements, our existing customers may experience service outages that may subject us to financial penalties, financial liabilities and customer losses. If our hosting infrastructure capacity fails to keep pace with sales, customers may experience delays as we seek to obtain additional capacity, which could harm our reputation and adversely affect our revenue growth.

      Any significant disruption in our computing and communications infrastructure could harm our reputation, result in a loss of customers and adversely affect our business.

      Our computing and communications infrastructure is a critical part of our business operations. The vast majority of our customers access our solutions through a standard web browser. Our customers depend on us for fast and reliable access to our applications. Much of our software is proprietary, and we rely on the expertise of members of our engineering and software development teams for the continued performance of our applications. We have experienced and may in the future experience serious disruptions in our computing and communications infrastructure. Factors that may cause such disruptions include:

•	human error;

•	physical or electronic security breaches;

•	telecommunications outages from third-party providers;

•	computer viruses;

•	acts of terrorism or sabotage;

•	fire, earthquake, flood and other natural disasters; and

•	power loss.

      Although we back up data stored on our systems at least daily, our infrastructure does not currently include real-time, or near real-time, mirroring of data storage and production capacity in more than one geographically distinct location. Thus, in the event of a physical disaster, or certain other failures of our computing infrastructure, customer data from recent transactions may be permanently lost.

      We have computing and communications hardware operations located at third-party facilities with Internap in New York City and with IBM in San Jose, California. We do not control the operation of these facilities and must rely on these vendors to provide the physical security, facilities management and communications infrastructure services to ensure the reliable and consistent delivery of our solutions to our customers. Although we believe we would be able to enter into a similar relationship with another third party should one of these relationships fail or terminate for any reason, we believe our reliance on any third-party vendor exposes us to risks outside of our control. If these third-party vendors encounter financial difficulty such as bankruptcy or other events beyond our control that cause them to fail to adequately secure and maintain their hosting facilities or provide the required data communications capacity, our customers may experience interruptions in our service or the loss or theft of important customer data.

      We have experienced system failures in the past. If our customers experience service interruptions or the loss or theft of customer data, we may be subject to financial penalties, financial liability or customer losses. Our insurance policies may not adequately compensate us for any losses that may occur due to any failures or interruptions in our systems.

      We must retain key employees and recruit qualified technical and sales personnel or our future success and business could be harmed.

      We believe that our success will depend on the continued employment of our senior management and other key employees, such as our chief executive officer and our chief financial officer. For example, we recently hired several senior management positions, including our chief executive officer and chief financial officer in the first quarter of 2005, and our continued success will depend on their effective integration into and management of us. There can be no assurance that our management team will be able to be integrated into our business and work together effectively. Our current senior management and employees have only worked together for a relatively short period of time as a result of recent changes in senior management. We do not maintain key man life insurance on any of our executive officers. Additionally, our continued success depends, in part, on our ability to retain qualified technical, sales and other personnel. In particular, we have recently hired a significant number of sales personnel who may take some period of time to become fully productive. We generally find it difficult to find qualified personnel with relevant experience in both technology sales and human capital management. Because our future success is dependent on our ability to continue to enhance and introduce new products, we are particularly dependent on our ability to retain qualified engineers with the requisite education, background and industry experience. In particular, because our research and development facilities are primarily located in Quebec, we are substantially dependent on that labor market to attract qualified engineers. The loss of the services of a significant number of our engineers or sales people could be disruptive to our development efforts or business relationships. If we lose the services of one or more of our senior management or key employees, or if one or more of them decides to join a competitor or otherwise to compete with us, our business could be harmed.

      We currently derive a material portion of our revenue from international operations, and may expand our international operations but do not have substantial experience in international markets, and may not achieve the expected results.

      During the year ended December 31, 2004, revenue generated outside the United States was 15% of total revenue, with Canada accounting for 9% of total revenue. We currently have international offices in Australia, Canada, France, the Netherlands and the United Kingdom. We may expand our international operations, which will involve a variety of risks, including:

•	unexpected changes in regulatory requirements, taxes, trade laws, tariffs, export quotas, custom duties or other trade restrictions;

•	differing regulations in Quebec with regard to maintaining operations, products and public information in both French and English;

•	differing labor regulations, especially in France and Quebec, where labor laws are generally more advantageous to employees as compared to the United States;

•	more stringent regulations relating to data privacy and the unauthorized use of, or access to, commercial and personal information, particularly in Europe and Canada;

•	greater difficulty in supporting and localizing our products;

•	changes in a specific country’s or region’s political or economic conditions;

•	challenges inherent in efficiently managing an increased number of employees over large geographic distances, including the need to implement appropriate systems, policies, benefits and compliance programs;

•	limited or unfavorable intellectual property protection; and

•	restrictions on repatriation of earnings.

      We have limited experience in marketing, selling and supporting our products and services abroad. If we invest substantial time and resources to expand our international operations and are unable to do so successfully and in a timely manner, our business and operating results will suffer.

      Fluctuations in the exchange rate of foreign currencies could result in currency transactions losses, which could harm our operating results and financial condition.

      We currently have foreign sales denominated in the Canadian dollar, Australian dollar, euro, New Zealand dollar and Swiss franc, and may in the future have sales denominated in the currencies of additional countries in which we establish or have established sales offices. In addition, we incur a substantial portion of our operating expenses in Canadian dollars and, to a much lesser extent, other foreign currencies. Any fluctuation in the exchange rate of these foreign currencies may negatively affect our business, financial condition and operating results. For example, in 2004, the Canadian dollar increased in value by approximately 8% over the U.S. dollar on an average annual basis. This change resulted in a net decrease to our earnings of $1.3 million. This decrease was comprised of increased revenues of $0.4 million, offset by $0.3 million of additional cost of sales and incremental operating expenses of $1.4 million. The increase in value of the Canadian dollar for the 12-month period ended December 31, 2004 as compared to the same period in 2003 was nearly 8%. We have not previously engaged in foreign currency hedging. If we decide to hedge our foreign currency exposure, we may not be able to hedge effectively due to lack of experience, unreasonable costs or illiquid markets.

      If we fail to adequately protect our proprietary rights, our competitive advantage could be impaired and we may lose valuable assets, experience reduced revenue and incur costly litigation to protect our rights.

      Our success is dependent, in part, upon protecting our proprietary technology. We rely on a combination of copyrights, trademarks, service marks, trade secret laws and contractual restrictions to establish and protect our proprietary rights in our products and services. We have no issued or pending patents and do not rely on patent protection. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our products and use information that we regard as proprietary to create products and services that compete with ours. Some license provisions protecting against unauthorized use, copying, transfer and disclosure of our licensed products may be unenforceable under the laws of certain jurisdictions and foreign countries in which we operate. Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States. To the extent we expand our international activities, our exposure to unauthorized copying and use of our products and proprietary information may increase.

      We enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to and distribution of our products and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Litigation, whether successful or unsuccessful, could result in substantial costs and diversion of management resources, either of which could seriously harm our business.

      Our results of operations may be adversely affected if we are subject to a protracted infringement claim or a claim that results in a significant damage award.

      We expect that software product developers, such as ourselves, will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Our competitors or other third parties may challenge the validity or scope of our intellectual property rights. For example, the holder of a patent has verbally asserted that he believes our software products infringe upon his patent. We have reviewed this matter and we believe that our software products do not infringe any valid and enforceable claim of the patent. For example, a competitor has recently written us to request that we enter into licensing discussions or advise them why we believe a functionality contained in some of our product offerings is not covered by their patent. Based upon our initial review of this patent, we believe that it would apply, if at all, to an optional feature that we license from a third-party vendor used by some of our customers. To date, no legal claim has been filed against us regarding these matters. A claim may also be made relating to technology that we acquire or license from third parties. If we were subject to a claim of infringement, regardless of the merit of the claim or our defenses, the claim could:

•	require costly litigation to resolve and the payment of substantial damages;

•	require significant management time;

•	cause us to enter into unfavorable royalty or license agreements;

•	require us to discontinue the sale of our products;

•	require us to indemnify our customers or third-party service providers; or

•	require us to expend additional development resources to redesign our products.

      We may also be required to indemnify our customers and third-party service providers for third-party products that are incorporated into our products and that infringe the intellectual property rights of others. Although many of these third parties are obligated to indemnify us if their products infringe the rights of others, this indemnification may not be adequate.

      In addition, from time to time there have been claims challenging the ownership of open source software against companies that incorporate open source software into their products. We use open source software in our products and may use more open source software in the future. As a result, we could be subject to suits by parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results and financial condition or require us to devote additional research and development resources to change our products.

      We employ technology licensed from third parties for use in or with our solutions, and the loss or inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which would adversely affect our business.

      We include in the distribution of our solutions certain technology obtained under licenses from other companies, such as Oracle for database software, Business Objects for reporting software and webMethods for integration software. We anticipate that we will continue to license technology and development tools from third parties in the future. Although we believe that there are commercially reasonable software alternatives to the third-party software we currently license, this may not always be the case, or we may license third-party software that is more difficult or costly to replace than the third party software we currently license. In addition, integration of our products with new third-party software may require significant work and require substantial allocation of our time and resources. Also, to the extent our products depend upon the successful operation of third-party products in conjunction with our products, any undetected errors in these third-party products could prevent the implementation or impair the functionality of our products, delay new product introductions and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties, which could result in higher costs.

      Failure to implement the appropriate controls and procedures to manage our growth could harm our growth, business, operating results and financial condition.

      We experienced a period of rapid growth in our operations, which has placed, and will continue to place, a significant strain on our management, administrative, operational, technical and financial infrastructure. Our employee base has ranged from 345 on December 31, 2002, to 475 on December 31, 2003, to 541 on December 31, 2004 and to 515 on June 30, 2005. To manage our growth, we will need to continue to improve our operational, financial and management processes and controls and our reporting systems and procedures. This effort may require us to make significant capital expenditures or incur significant expenses, and divert the attention of our personnel from our core business operations, any of which may adversely affect our financial performance. If we fail to successfully manage our growth, our business, operating results and financial condition will be adversely affected.

      We currently have an existing material weakness and significant deficiencies in our internal control over financial reporting. If we are unable to improve and maintain the quality of our system of internal control over financial reporting, any deficiencies could materially and adversely affect our ability to provide timely and accurate financial information about our company.

      In connection with the December 31, 2004 year-end audit of our financial statements, management and our independent registered public accounting firm identified significant deficiencies in our internal control over financial reporting. These were matters that both in our and in our auditors’ judgment could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in our financial statements. Under Auditing Standard No. 2 issued by the Public Company Accounting Oversight Board these deficiencies are identified as “significant deficiencies.” One of these significant deficiencies has risen to the level of a material weakness, which is defined as a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected. Specifically, our procedures in closing quarters and preparing financial statements were inadequate and resulted in an inappropriate number of post-close adjustments and corrections. We have begun to remediate the material weakness and significant deficiencies; however, we cannot be certain that the measures we have taken will ensure that we will maintain adequate controls over our financial processes and reporting in the future. Any failure to maintain adequate controls or to adequately implement required new or improved controls could harm our operating results or cause us to fail to meet our reporting obligations. Inadequate internal controls could also cause investors to lose confidence in our reported financial information.

      In connection with the audit of the consolidated financial statements for the year ended December 31, 2004, both the Company and its independent registered accounting firm identified that the Company’s internal controls relating to post-closing and audit adjustments was a material weakness. Specifically, a significant number of post-closing and audit adjustments were required to be made to the consolidated financial statements prior to the issuance of such statements. These adjustments included purchase price adjustments related to the acquisition of White Amber, Inc., correcting entries associated with the amortization of debt, recording of accruals and accounts payable, and adjustments of year-end general ledger balances to supporting detail.

      The Company is in the process of reviewing and redesigning its internal controls over financial reporting related to closing procedures and processes. Specifically, the Company has undertaken the following actions:

•	Hired personnel with more experience in financial reporting and accounting process than the incumbent group, including appointing a new Chief Financial Officer with public company operating and reporting experience;

•	Purchased a new system for accounting for revenue and deferred revenue;

•	Improved detective controls with greater financial analysis around budget variances;

•	Begun to implement and document policies around closing processes; and,

•	Begun investigation of new accounting systems to address system oriented deficiencies in the system of internal controls.

      In addition, the Company’s Chief Financial Officer will review and approve the Company’s consolidating trial balance and closing adjustment prior to the preparation of financial statements. These changes in our internal control over financial reporting have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

      We believe these steps, when completed and fully implemented, will constitute all of the material steps required to address our material weakness. We expect to continue to enhance our internal controls over financial reporting by adding resources in key functional areas and to take steps to bring our documentation, segregation of duties, systems security and transactional control procedures to a level required under the new Auditing Standard No. 2 issued by the Public Company Accounting Oversight

Board. We have discussed and disclosed these matters to the audit committee of our board of directors and to our external auditors and will continue to do so. We currently expect to complete these remedial steps by the second quarter of 2006. We believe the costs associated with these remedial measures will not be material, other than for the purchases of new accounting systems, which could cost up to $1 million.

      Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006, we will be required to furnish a report by our management on our internal control over financial reporting. Such report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management’s assessment of such internal control. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2006 (or if our independent auditors are unable to attest that our management’s report is fairly stated or they are unable to express an opinion on the effectiveness of our internal control), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have an adverse effect on our stock price.

      Difficulties that we may encounter in managing changes in the size of our business could adversely affect our operating results.

      Our business has experienced rapid growth in employee count through both internal expansion and acquisitions. In 2005, we began taking steps to better align our resources with our operating requirements in order to increase our efficiency. Through these steps, we have reduced our headcount and incurred charges for employee severance. As many employees are located in Quebec, Canada, we will have to pay the severance amounts legally required in such jurisdiction, which may exceed those of the United States. While we believe that these steps help us achieve greater operating efficiency, we have limited history with such measures and the results of these measures are difficult to predict. Additional restructuring efforts may be required. To manage our business effectively, we must continue managing headcount in an efficient manner. Our productivity and the quality of our products may be adversely affected if we do not integrate and train our employees quickly and effectively and coordinate among our executive, engineering, finance, marketing, sales, operations and customer support organizations, all of which add to the complexity of our organization. We believe workforce reductions, management changes and facility consolidation create anxiety and uncertainty, and may adversely affect employee morale. These measures could adversely affect our employees that we wish to retain and may also adversely affect our ability to hire new personnel. They may also negatively affect customers. In addition, our revenues may not grow in alignment with our headcount.

      Failure to effectively manage our customer deployments could increase our expenses and cause customer dissatisfaction.

      Enterprise deployments of our products require a substantial understanding of our customers’ businesses, and the resulting configuration of our solutions to their business processes and integration with their existing systems. It may be difficult for us to manage the timeliness of these deployments and the allocation of personnel and resources by us or our customers. In certain situations, we also work with, third-party service providers in the implementation or software integration-related services of our solutions, and we may experience difficulties managing such third parties. Failure to successfully manage customer implementation or software integration-related services by us or our third-party service providers could harm our reputation and cause us to lose existing customers, face potential customer disputes or limit the rate at which new customers purchase our solutions.

      Acquisitions and investments present many risks, and we may not realize the anticipated financial and strategic goals for any such transactions, which would harm our business, operating results and financial condition.

      We have made, and may continue to make, acquisitions or investments in companies, products, services and technologies to expand our product offerings, customer base and business. For example, in October 2003, we acquired White Amber, Inc., a privately-held company that provided a temporary talent management solution, which we introduced as our Taleo Contingent solution, and in March 2005, we acquired Recruitforce.com to enable us to extend our offerings to small and medium-sized organizations. Such acquisitions and investments involve a number of risks, including the following:

•	we may find that we are unable to achieve the anticipated benefits from our acquisitions;

•	we may have difficulty integrating the operations and personnel of the acquired business, and may have difficulty retaining the key personnel of the acquired business;

•	our ongoing business and management’s attention may be disrupted or diverted by transition or integration issues and the complexity of managing geographically and culturally diverse locations;

•	we may have difficulty incorporating the acquired technologies or products, including our Taleo Contingent solution and the software acquired in the Recruitforce acquisition, into our existing code base;

•	there may be customer confusion regarding the positioning of acquired technologies or products;

•	we may have difficulty maintaining uniform standards, controls, procedures and policies across locations;

•	we may have difficulty retaining the acquired business’ customers; and

•	we may experience significant problems or liabilities associated with product quality, technology and legal contingencies.

      For example, with respect to our acquisition of White Amber, we expended significant management time in attending to integration activities relating to employee relations and benefits matters, integration of product pricing, and the consolidation of other infrastructure to common systems. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. Such negotiations could result in significant diversion of management time, as well as out-of-pocket costs.

      The consideration paid in connection with an investment or acquisition also affects our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including proceeds of this offering, to consummate any acquisition. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, existing stockholders may be diluted and earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs or purchase accounting adjustments and restructuring charges. They may also result in goodwill and other intangible assets which may be subject to future impairment charges or ongoing amortization costs.

      Unfavorable economic conditions and reductions in information technology spending could limit our ability to grow our business.

      Our operating results may vary based on the impact of changes in global economic conditions on our customers. The revenue growth and profitability of our business depends on the overall demand for enterprise application software and services. Most of our revenue is currently derived from large organizations whose businesses fluctuate with general economic and business conditions. As a result, a softening of demand for enterprise application software and services, and in particular enterprise talent management solutions, caused by a weakening global economy may cause a decline in our revenue. Historically, economic downturns have resulted in overall reductions in corporate information technology spending. In the future, potential customers may decide to reduce their information technology budgets by deferring or reconsidering product purchases, which would negatively affect our operating results.

      Our reported financial results may be adversely affected by changes in generally accepted accounting principles.

      Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission, or SEC, and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our historical or projected financial results.

      For example, we currently are not required to record stock-based compensation charges if the employee’s stock option exercise price is equal to or exceeds the deemed fair value of the underlying security at the date of grant. However, several companies have recently elected to change their accounting policies and begun to record the fair value of stock options as an expense and in December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” or SFAS 123R, which requires companies to expense the fair value of employee stock options and similar awards. SFAS 123R is effective for publicly-traded companies on their next fiscal year or quarter that begins after June 15, 2005. In April 2005, the SEC announced a new rule that amends the compliance date for adoption of SFAS 123R. The new rule extends the required adoption of SFAS 123R for companies with calendar fiscal years to the first quarter of 2006. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards, with limited exceptions. We expect to implement SFAS 123R on a modified prospective basis whereby all new awards granted after the date of adoption, as well as the vesting relating to all prior grants, will be recorded as an expense in the statements of operations. The effect of this pronouncement to our results of operations will be material. We are currently in the process of evaluating the impact and implementation of SFAS 123R. However, the effect of this pronouncement on our results of operations is likely to be material.

      If tax benefits currently available under the tax laws of Quebec are reduced or repealed or if we have taken an incorrect position with respect to tax matters under discussion with the Canadian Revenue Authority, our business could suffer.

      The majority of our research and development activities are conducted through our Canadian subsidiary, Taleo (Canada) Inc. We participate in a government program in Quebec that provides investment credits based upon qualifying research and development expenditures. These expenditures primarily consist of the salaries for the persons conducting research and development activities. We have participated in the program for five years, and expect that we will continue to receive these investment tax credits through September 2008. In 2004, we recorded a $2.4 million reduction in our research and development expenses as a result of this program. We anticipate the continued reduction of our research and development expenses through 2008. If these investment tax benefits are reduced or eliminated, our financial condition and operating results may be adversely affected. In addition, we are in the process of an audit by the Canadian Revenue Authority relating to transfer pricing for the transfer of intellectual property between our subsidiaries. If our application of relevant tax laws was incorrect, our financial results would be adversely affected.

      Evolving regulation of the Internet may increase our expenditures related to compliance efforts, which may adversely affect our financial condition.

      As Internet commerce continues to evolve, increasing regulation by federal, state or foreign agencies becomes more likely. We are particularly sensitive to these risks because the Internet is a critical component of our business model. For example, we believe increased regulation is likely in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers’ ability to use and share data, potentially reducing demand for solutions accessed via the Internet and restricting our ability to store, process and share data with our customers via the Internet. In addition, taxation of services provided over the Internet or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Any regulation imposing greater fees for internet use or restricting information exchange over the Internet could result in a decline in the use of the Internet and the viability of internet-based services, which could harm our business.

      Current and future litigation against us could be costly and time consuming to defend.

      We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition, operating results and cash flows. For more information regarding our current legal proceedings, please see the information under the section entitled “Business — Legal Proceedings” contained elsewhere in this prospectus.

      If we fail to develop our brand cost-effectively, our customers may not recognize our brand and we may incur significant expenses, which would harm our business and financial condition.

      In March 2004 we changed our name from Recruitsoft, Inc. to Taleo Corporation and we continue our rebranding efforts. We may need to incur substantial expense and it may require more time than we anticipate before our brand gains broad recognition within our industry. We believe that developing and maintaining awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our existing and future solutions and is an important element in attracting new customers. Furthermore, we believe that the importance of brand recognition will increase as competition in our market intensifies. Successful promotion of our brand will depend largely on the effectiveness of our marketing efforts and on our ability to provide reliable and useful solutions at competitive prices. In the past, our efforts to build our brand have involved significant expense, and we expect to increase that expense in connection with our re-branding process. Brand promotion activities may not yield increased revenue, and even if they do, any increased revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts, and our business could suffer.

Risks Related to the Securities Markets and Ownership of our Class A Common Stock

      Our stock price is likely to be volatile and could decline following this offering, resulting in a substantial loss on your investment.

      Prior to this offering, there has not been a public market for our Class A common stock. An active trading market for our Class A common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations among us, the selling stockholders and the representatives of the underwriters and may bear no relationship to the price at which the Class A common stock will trade upon the completion of this offering. The stock market in general, and the market for technology-related stocks in particular, has been highly volatile. As a result, the market price of our Class A common stock is likely to be similarly volatile, and investors in our Class A common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our Class A common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this “Risk Factors” section of this prospectus and others such as:

•	our operating performance and the performance of other similar companies;

•	the overall performance of the equity markets;

•	developments with respect to intellectual property rights;

•	publication of unfavorable research reports about us or our industry or withdrawal of research coverage by securities analysts;

•	speculation in the press or investment community;

•	terrorist acts; and

•	announcements by us or our competitors of significant contracts, new technologies, acquisitions, commercial relationships, joint ventures or capital commitments.

      Our principal stockholders will have a controlling influence over our business affairs and may make business decisions with which you disagree and which may adversely affect the value of your investment.

      After this offering, it is anticipated that, based on share ownership as of June 30, 2005, including shares issuable upon exercise of outstanding options and warrants exercisable within 60 days of June 30, 2005 and upon payment of accreted dividends that have been calculated assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00 per share, our executive officers, directors, major stockholders and their affiliates will beneficially own or control, directly or indirectly, 11,883,776 shares of our Class A and Class B common stock, which in the aggregate will represent approximately 49.9% of the outstanding shares of Class A and Class B common stock, or 46.7% if the underwriters’ over-allotment option is exercised in full. As a result, if some of these persons or entities act together, they will have the ability to control matters submitted to our stockholders for approval, including the election and removal of directors, amendments to our certificate of incorporation and bylaws and the approval of any business combination. These actions may be taken even if they are opposed by other stockholders. This concentration of ownership may also have the effect of delaying or preventing a change of control of our company or discouraging others from making tender offers for our shares, which could prevent our stockholders from receiving a premium for their shares.

      Some of these persons or entities may have interests different from yours. For example, because many of these stockholders purchased their shares at prices substantially below the price at which shares are being sold in this offering and have held their shares for a relatively longer period, they may be more interested in selling our company to an acquiror than other investors or may want us to pursue strategies that deviate from the interests of other stockholders.

      There may be sales of a substantial number of shares of our Class A common stock after this offering, which could cause our Class A common stock price to decline significantly.

      Additional sales of our Class A common stock in the public market after this offering, or the perception that such sales could occur, could cause the market price of our Class A common stock to decline. Upon the completion of this offering, we will have 21,828,330 shares of Class A and Class B common stock outstanding, assuming no exercise of outstanding options or warrants and excluding accreted dividends. The 6,700,000 shares to be sold in this offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. Substantially all of our existing stockholders are subject to lock-up agreements with the underwriters or us that restrict their ability to transfer their stock for 180 days from the date of this prospectus. After the lock-up agreements expire approximately 14,546,950 additional shares will be eligible for sale in the public market, subject in most cases to the limitations of either Rule 144 or Rule 701 under the Securities Act.

      In addition, Citigroup, on behalf of the underwriters, may in its sole discretion, at any time without notice, release all or any portion of the shares subject to the lock-up agreements, which would result in more shares being available for sale in the public market at earlier dates. Sales of Class A common stock by existing stockholders in the public market, the availability of these shares for sale, our issuance of securities or the perception that any of these events might occur could materially and adversely affect the market price of our Class A common stock. In addition, the sale of these shares by these stockholders could impair our ability to raise capital through the sale of additional stock.

      As a new investor, you will incur immediate and substantial dilution as a result of this offering.

      The initial public offering price is substantially higher than the pro forma net tangible book value per share of our outstanding Class A common stock. As a result, if you purchase Class A common stock in this offering, you will incur an immediate dilution of $11.70 in net tangible book value per share from the price you paid, based on an assumed initial public offering price of $15.00 per share. This dilution is due in large part to earlier investors having generally paid substantially less than the initial public offering price when they purchased their shares. In addition, the exercise of outstanding options and warrants will, and future equity issuances may, result in further dilution to investors. For a further description of the dilution that you will experience immediately after this offering, see “Dilution.”

      We have broad discretion to determine how to use the funds raised in this offering, and may use them in ways that may not enhance our operating results or the price of our Class A common stock.

      We could spend the proceeds from this offering in ways our stockholders may not agree with or that do not yield a favorable return. We plan to use the net proceeds from this offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, payment of indebtedness, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. Until we use the proceeds of this offering, we plan to invest the net proceeds in interest-bearing, investment-grade or government securities, which may not yield a favorable rate of return. If we do not invest or apply the proceeds of this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

      We may need to raise additional capital, which may not be available, which would adversely affect our ability to operate our business.

      We expect that the net proceeds from this offering, together with our other capital resources, including income from our operations, will be sufficient to meet our working capital and capital expenditure needs for the foreseeable future. If we need to raise additional funds due to unforeseen circumstances or material expenditures, we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all, and any additional financings could result in additional dilution to our existing stockholders. If we need additional capital and cannot raise it on acceptable terms, we may not be able to meet our business objectives, our stock price may fall and you may lose some or all of your investment.

      Provisions in our charter documents and Delaware law may delay or prevent an acquisition of our company.

      Our certificate of incorporation and bylaws contain provisions that could make it harder for a third party to acquire us without the consent of our board of directors. For example, if a potential acquiror were to make a hostile bid for us, the acquiror would not be able to call a special meeting of stockholders to remove our board of directors or act by written consent without a meeting. In addition, our board of directors has staggered terms, which means that replacing a majority of our directors would require at least two annual meetings. The acquiror would also be required to provide advance notice of its proposal to replace directors at any annual meeting, and will not be able to cumulate votes at a meeting, which will require the acquiror to hold more shares to gain representation on the board of directors than if cumulative voting were permitted.

      Our board of directors also has the ability to issue preferred stock that could significantly dilute the ownership of a hostile acquiror. In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% or greater stockholders that have not been approved by the board of directors. These provisions and other similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the offer may be considered beneficial by some stockholders.

      The requirements of being a public company might strain our resources, which may adversely affect our business and financial condition.

      As a public company, we will be subject to a number of additional requirements, including the reporting requirements of the Securities Exchange Act of 1934, as amended, the Sarbanes-Oxley Act of 2002 and the listing standards of The Nasdaq Stock Market, Inc. These requirements might place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, financial condition, and operating results. In addition, we might need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we might not be able to do so in a timely fashion. The listing standards of the Nasdaq Stock Market require, among other things, that within a year of the date of this offering all of the members of committees of our board of directors, including our audit committee, consist of independent directors. We might not be able to retain our independent directors, or attract new independent directors, for our committees.

      Holders of our Class B common stock vote with our Class A common stock, which dilutes the voting power of our Class A common stockholders.

      4,038,287 shares of our Class B common stock are held by holders of our exchangeable shares in order to allow them voting rights in Taleo without having to exchange their shares and suffer the corresponding Canadian tax consequences. These shares vote as a class with our Class A common stock and, upon exchange of the exchangeable shares for Class A common stock, will be redeemed on the basis of one share of Class B common stock redeemed for each one share of Class A common stock issued. Therefore, approximately 25% of the voting power of our outstanding shares as of June 30, 2005, is held by the Class B common stockholders and will continue to be held by them until they decide to exchange their exchangeable shares. Accordingly, our Class B common stock constitutes, and is expected to continue to constitute, a significant portion of the shares entitled to vote on all matters requiring approval by our stockholders.

FORWARD-LOOKING STATEMENTS

      We have made statements under the captions “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and in other sections of this prospectus that are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “forecasts,” “projects,” “predicts,” “intends,” “potential,” “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about us, may include projections of our future financial performance, our anticipated growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including those factors discussed under the caption entitled “Risk Factors.”

      Although we believe the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, level of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We undertake no obligation to update any of these forward-looking statements after the date of this prospectus to conform our prior statements to actual results or revised expectations.

USE OF PROCEEDS

      We estimate that the net proceeds from the sale of 5,360,000 shares of Class A common stock by us in this offering will be approximately $71.6 million, based on an assumed initial public offering price of $15.00 per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from sale of the shares by the selling stockholders.

      We intend to use the net proceeds of the offering for general corporate purposes, which may include expansion of our sales and marketing and research and development efforts, payment of indebtedness, working capital, capital expenditures and potential acquisitions of complementary businesses, products and technologies. We intend to use approximately $21 million of the net proceeds of this offering to repay our loan with Goldman Sachs. This term loan, due April 2008, was entered into in April 2005 and has an interest rate of either 4.5% over the base rate or 6% over the adjusted Libor rate, in each case as defined in the loan agreements. We entered into the loan to pay off our previous line of credit with National Bank of Canada, to fund our acquisition of Recruitforce, and for general corporate purposes. We expect to invest approximately $5.0 million in capital expenditures in the 12-month period after December 31, 2004, primarily to acquire additional hosting infrastructure. We have no present commitments or agreements with respect to any acquisition or investment. Pending their application, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities or government securities. Our management will retain broad discretion in the allocation of the net proceeds of this offering. The amounts we actually spend will depend on a number of factors, including the amount of our future revenue and other factors described elsewhere in this prospectus.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our Class A common stock in the foreseeable future. Our credit facility with Goldman Sachs prohibits the declaration or payment of dividends on our capital stock, other than the existing dividend obligations with respect to our outstanding preferred stock, which will be converted or paid in connection with this offering.

CAPITALIZATION

      The following table summarizes our capitalization as of June 30, 2005:

•	on an actual basis; and

•	on a pro forma as adjusted basis to give effect to (a) the automatic conversion of our outstanding preferred stock into Class A common stock, excluding accreted dividends, (b) the exercise of warrants to purchase 2,583 shares of Class A common stock, (c) our receipt of the estimated net proceeds from the sale of 5,360,000 shares of Class A common stock in this offering at an assumed initial public offering price of $15.00 per share after deducting the estimated underwriting discounts and commissions and the estimated offering expenses payable by us, and (d) the repayment of our loan with Goldman Sachs.

      You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes to those financial statements and “Description of Capital Stock.”

	As of June 30, 2005

		Pro Forma
		As
	Actual	Adjusted

	(in thousands)
Long-term debt	$18,156	$656
Convertible preferred stock; par value, $0.00001 per share; 79,533,696 shares authorized, 69,870,095 shares issued and outstanding, actual; 10,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted	50,763	—
Exchangeable share obligation	1,628	1,628
Redeemable common stock; par value, $0.00001 per share; 24,229,762 shares authorized, 4,038,287 shares issued and outstanding, actual; 4,038,287 shares authorized, issued and outstanding, pro forma as adjusted	—	—
Stockholders’ equity (deficit):
Common stock; par value, $0.00001 per share; 250,000,000 shares authorized, 95,636 shares issued and outstanding, actual; 150,000,000 shares authorized, 5,458,219 shares issued and outstanding, pro forma as adjusted	—	—
Additional paid-in capital	5,515	125,342
Accumulated deficit	(49,879)	(51,379)
Deferred compensation	(27)	(27)
Accumulated other comprehensive income	176	176

Total stockholders’ equity (deficit)	(44,215)	74,112

Total capitalization	$26,332	76,396

      The number of shares of Class A common stock to be outstanding after the offering is based on 12,430,043 shares of Class A common stock outstanding at June 30, 2005, and excludes:

•	3,987,796 shares of Class A common stock issuable upon exercise of options outstanding at June 30, 2005, at a weighted average exercise price of $7.36 per share;

•	637,000 shares of Class A common stock issuable upon exercise of warrants outstanding at June 30, 2005, at a weighted average exercise price of $4.94 per share;

•	1,265,679 shares of Class A common stock available for future issuance under our existing stock option plans and our stock option plans adopted in connection with this offering as of June 30, 2005 and 400,000 additional shares of Class A common stock available for future issuance under our 2005 Stock Plan; and

•	782,733 shares of Class A common stock issuable in lieu of payment of accreted dividends on our outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00 per share.

      The table does not assume the exchange of our outstanding exchangeable shares of our subsidiary, 9090-5415 Quebec Inc. or the corresponding redemption of our Class B common stock in either the actual or pro forma as adjusted columns.

DILUTION

      Our pro forma net tangible book value as of June 30, 2005, was approximately $0.5 million, or approximately $0.03 per share. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of Class A common stock outstanding, after giving effect to the automatic conversion of our preferred stock into Class A common stock upon consummation of this offering, the exercise of warrants to purchase 2,583 shares of Class A common stock and the exchange of all of the outstanding exchangeable shares of 9090-5415 Quebec Inc. into our Class A common stock and the corresponding one-for-one redemption of our Class B common stock. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of Class A common stock in this offering and the pro forma net tangible book value per share of Class A common stock immediately after the completion of this offering. After giving effect to the sale of the shares of Class A common stock offered by us at an assumed initial public offering price of $15.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of June 30, 2005, would have been approximately $72.1 million, or $3.30 per share of Class A common stock. This represents an immediate increase in pro forma net tangible book value of $3.27 per share to existing stockholders and an immediate dilution of $11.70 per share to new investors purchasing shares of our Class A common stock at the assumed initial public offering price. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Pro forma net tangible book value per share as of June 30, 2005	$0.03
Increase in pro forma net tangible book value per share attributable to new investors	3.27

Pro forma net tangible book value per share after the offering		3.30

Dilution per share to investors in this offering		$11.70

      Dilution is determined by subtracting the pro forma net tangible book value per share after the offering from the assumed initial public offering price per share.

      The following table sets forth, on a pro forma basis, as of June 30, 2005, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, and the average price per share paid, or to be paid, by existing stockholders and by the new investors at an assumed initial public offering price of $15.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

	($ in thousands)
Existing stockholders	16,470,913	75.4%	$41,123	33.8%	$2.50
New investors	5,360,000	24.6	80,400	66.2	$15.00

Total	21,830,913	100%	$121,523	100%

      The foregoing discussion and tables are based upon the number of shares issued and outstanding on June 30, 2005, and exclude 3,987,796 shares of Class A common stock issuable upon exercise of options outstanding at a weighted average exercise price of $7.36 per share, 637,000 shares of Class A common stock issuable upon exercise of warrants outstanding at a weighted average exercise price of $4.94 per share, 1,265,679 shares of Class A common stock available for future issuance under our existing stock option plans and our stock option plans adopted in connection with this offering as of June 30, 2005, 400,000 additional shares of Class A common stock available for future issuance under our 2005 Stock Plan and 782,733 shares of Class A common stock issuable in lieu of payment of accreted dividends on our outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00 per share. To the extent outstanding options and warrants are exercised, new investors will experience further dilution.

SELECTED CONSOLIDATED FINANCIAL DATA

      The selected consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 are derived from our audited consolidated financial statements included in this prospectus. The selected consolidated statement of operations data for the six months ended June 30, 2004 and 2005, and the selected consolidated balance sheet data as of June 30, 2005, are derived from our unaudited consolidated financial statements included in this prospectus. The consolidated statement of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 are derived from audited consolidated financial statements not included in this prospectus. The historical results are not necessarily indicative of results to be expected in any future period.

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003(3)	2004	2004	2005

	(in thousands, except per share data)
Consolidated Statement of Operations Data(1):
Revenue:
Application	$1,405	$7,827	$20,753	$36,029	$49,010	$23,517	$30,103
Consulting	827	4,720	7,635	7,606	9,640	4,725	7,361

Total revenue	2,232	12,547	28,388	43,635	58,650	28,242	37,464
Cost of revenue:
Application	303	1,719	3,987	7,670	14,618	6,779	8,076
Consulting	1,781	4,655	6,504	6,462	8,276	4,213	5,026

Total cost of revenue	2,084	6,374	10,491	14,132	22,894	10,992	13,102
Gross profit	148	6,173	17,897	29,503	35,756	17,250	24,362
Operating expenses:
Sales and marketing	9,446	11,211	12,205	14,767	18,153	9,179	11,169
Research and development	2,670	4,608	6,460	10,998	16,010	8,504	8,117
General and administrative	1,335	1,545	3,372	4,726	7,161	3,417	4,659
Charge for in-process research and development	—	—	—	150	—	—	—
Restructuring charges	—	—	—	—	—	—	804

Total operating expenses	13,451	17,364	22,037	30,641	41,324	21,100	24,749
Loss from operations	(13,303)	(11,191)	(4,140)	(1,138)	(5,568)	(3,850)	(387)
Other income (expense):
Interest income	123	565	137	83	101	40	157
Interest expense	(78)	(186)	(109)	(152)	(404)	(187)	(637)
Other income (expense), net	1,325	68	(39)	(62)	65	(10)	(322)

Total other income (expense)	1,370	447	(11)	(131)	(238)	(157)	(802)
Net loss before provision for income taxes	(11,933)	(10,744)	(4,151)	(1,269)	(5,806)	(4,007)	(1,189)
Provision (benefit) for income taxes	132	—	—	89	(11)	—	—

Net loss	(12,065)	(10,744)	(4,151)	(1,358)	(5,795)	(4,007)	(1,189)
Accretion of dividends and issuance costs on preferred stock	—	(2,202)	(2,326)	(2,419)	(2,756)	(1,374)	(1,378)

Net loss attributable to Class A common stockholders	$(12,065)	$(12,946)	$(6,477)	$(3,777)	$(8,551)	$(5,381)	$(2,567)

						Six Months
	Year Ended December 31,					Ended June 30,

	2000	2001	2002	2003(3)	2004	2004	2005

	(in thousands, except per share data)
Net loss attributable to Class A common stockholders per share — basic and diluted(3)	$(12,065.00)	$(4,315.32)	$(1,079.50)	$(151.08)	$(152.70)	$(109.82)	$(32.49)

Unaudited pro forma net loss attributable to Class A common stockholders per share — basic and diluted(2)					$(0.47)		$(0.10)

Weighted average Class A common shares:
Basic and diluted	1	3	6	25	56	49	79

Unaudited pro forma basic and diluted(2)					12,390		12,413

						As of
	As of December 31,					June 30,

	2000	2001	2002	2003(3)	2004	2005

	(in thousands)
Consolidated Balance Sheet Data(1):
Cash and cash equivalents	$627	$12,631	$8,964	$18,194	$5,773	$5,829
Working capital (deficit)	(2,308)	11,599	6,676	2,395	(1,359)	2,708
Total assets	4,355	21,121	20,162	41,986	38,515	53,125
Long-term debt	210	211	77	216	2,573	18,156
Total preferred stock	10,000	35,985	38,311	48,174	51,046	50,763
Total stockholders’ deficit	(11,066)	(24,215)	(30,031)	(33,992)	(42,090)	(44,215)

(1)	We acquired White Amber, Inc. in October 2003. Our consolidated statement of operations and balance sheet data include the results of White Amber only for periods subsequent to October 21, 2003. See Management’s Discussion and Analysis of Financial Condition and Results of Operations and Note 1 of the Notes to Consolidated Financial Statements for additional information regarding our acquisition of White Amber.

(2)	Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the automatic conversion of our outstanding preferred stock into Class A common stock, excluding accreted dividends.

(3)	As restated to reflect adjustments to our earnings per share calculation related to the application of the two class method of reporting earnings per share, adjustments from our reclassification of redemption provision amounts associated with the exchangeable preferred shares issued by 9090-5415 Quebec Inc., and adjustments in our reporting of foreign currency gains and losses.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”

      Certain information presented below has been restated for 2003 and prior periods. See Note 16 to the Notes to our Consolidated Financial Statements.

Overview

      We deliver on demand talent management solutions that enable organizations to assess, acquire and manage their workforces for improved business performance. We were incorporated under the laws of Delaware in May 1999.

      We offer two suites of talent management solutions: Taleo Enterprise Edition and Taleo Business Edition. Taleo Enterprise Edition is designed for medium to large-sized, multi-national organizations. Taleo Business Edition is designed for small to medium-sized organizations, stand-alone departments and divisions of larger organizations, and staffing companies. Our revenue is primarily earned through fees charged for accessing these solutions. Our customers generally pay us in advance for their use of our solutions, and we use these cash receipts to fund our operations. These payments for our solutions are generally made on a quarterly basis.

      We focus our evaluation of our operating results and financial condition on certain key metrics, as well as certain non-financial aspects of our business. Included in our evaluation are our revenue composition and growth, net income, and our overall liquidity that is primarily comprised of our cash and accounts receivable balances. Non-financial data is also evaluated, including, for example, purchasing trends for software applications across industries and geographies, input from current and prospective customers relating to product functionality and general economic data relating to employment and workforce mix between professional, hourly and contingent workers. We use this aggregated information to assess our historic performance, and also to plan our future strategy. In review of our key historic operating results and financial condition:

•	Our revenue has grown sequentially in each full year that we have been in existence, totaling $28.4 million, $43.6 million and $58.7 million in each of 2002, 2003 and 2004, respectively.

•	We have incurred losses in each year that we have been in existence, with our losses being $4.2 million, $1.4 million and $5.8 million in each of 2002, 2003 and 2004, respectively. Our losses increased in 2004 as compared to 2003 due to a shift in our business to a pure recurring revenue model and an increased level of investment in our infrastructure to support our continuing growth. Our aggregate net losses from inception to June 30, 2005 total $39.2 million.

•	We have funded our historic net losses primarily through $35.2 million in net proceeds raised primarily from capital investors. As of June 30, 2005, we had cash (excluding restricted cash), accounts receivable and investment tax credits receivable totaling $23.8 million, offset by an aggregate $13.6 million of accounts payable, accrued expenses and the current portion of our debt.

      Our revenue and net income growth has generally been organic in nature, with the exception of results of operations following our acquisitions of White Amber, Inc. in October 2003 and Recruitforce.com in March 2005. See Note 3 of the Notes to Consolidated Financial Statements for additional information regarding our acquisition of White Amber.

      We rely on our evaluation of our historic results of operations and financial condition, including the metrics, as well as certain non-financial aspects of our business, to plan our future operations. We currently intend to increase revenue and control expense levels to balance our growth and profitability objectives. In order to increase our revenue, we intend to sell our solutions to both new and existing customers through expanding our investment in sales and marketing. As we strive to continue our growth, we are also focusing our efforts on managing costs in order to achieve economies of scale.

      Our ability to achieve our goals could be affected by global factors such as economic conditions, changes in software spending, employment trends including unemployment rates, workforce mix preferences and changes in the supply and demand for professional, hourly and contingent workers, and by factors specific to our industry such as our ability to capitalize on trends in business process outsourcing, market acceptance of the on demand business model, mergers and acquisitions of potential competitors or other competitive pressures.

      We plan to continue to invest in our business by hiring additional personnel, expanding our domestic and international selling and marketing activities, increasing our research and development activities to enhance our existing product offerings and develop new products and technologies, making continued investments in our application hosting architecture, and expanding our operational infrastructure and financial systems to manage a growing business.

      In March 2005, we acquired Recruitforce.com, Inc., a provider of an Internet-based hiring management system for small to medium-sized organizations. This acquisition served as the platform for our Taleo Business Edition. We acquired 100% of the outstanding stock of Recruitforce.com for approximately $4.0 million in cash, including acquisition costs.

Sources of Revenue

      We derive our revenue from two sources: application revenue and consulting revenue. Application revenue accounted for 73%, 83% and 84% of our total revenue in 2002, 2003 and 2004, respectively. Revenue is driven primarily by the number of customers that use our solutions and the price of these solutions. None of our customers accounted for more than 10% of our revenue in any year. We market Taleo Enterprise Edition primarily through direct sales efforts and to a lesser extent, through partners who include our solution in business process outsourcing offerings that they provide to their customers. We market Taleo Business Edition through our telesales team and Internet marketing efforts.

      Our application revenues are derived primarily from application agreements for Taleo Enterprise Edition that expire between two and five years from their initial contract date. The average term of such application agreements signed in 2003 and 2004 was three years. The term of application agreements for Taleo Business Edition is typically one year. Our customers have no obligation to renew their subscriptions after the expiration of the initial term of their agreements, although our customer renewal rates have been very high. If a number of contracts expire and are not renewed in the same quarter, our revenue would decline significantly in that quarter and subsequent quarters. Historically, we have signed four perpetual license agreements for which the application portion of the revenue associated with such agreements was recognized ‘up-front’. The percentage of application revenue recognized ‘up-front’ for these four licenses was 4%, 7% and 0% of application revenues in 2002, 2003 and 2004, respectively.

      In 2004, we derived 94% of our total revenue from customers in North America, and the remaining 6% from customers in Europe and Asia/Pacific. The geographic location is based on the location of the contracting party. Our customers’ actual users of the application may reside in countries other than those reflected here. Our contracts are generally denominated in local currencies.

Application Revenue

      Application revenue is generally comprised of fees from customers accessing our products, including application fees, hosting fees, and maintenance fees. The majority of our application revenue is recognized monthly over the life of the application agreement, based on a stated, fixed-dollar amount. Revenue associated with our Taleo Contingent solution is recognized based on a fixed contract percentage of the dollar amount invoiced for contingent labor through use of the application.

      As we have continued to grow our customer base we have been able to increase the average length of our application agreements with our customers. The average term of our application agreements for Taleo Enterprise Edition signed with new customers in 2003 and 2004 was approximately three years, although terms for application agreements signed in 2003 and 2004 ranged from one to five years. In 2001, the average term of an agreement with a new customer was approximately two years. Many of the agreements that we entered into with our customers in the first few years since our inception in 1999 had terms of two years or less. Accordingly we have experienced one renewal cycle with many of our customers. Our customer renewal rates have been very high. The term of application agreements for Taleo Business Edition is typically one year.

      Application agreements entered into since 2002 are generally non-cancelable, or contain significant penalties for early cancellation, although customers typically have the right to terminate their contracts for cause if we fail to perform our material obligations. In contrast, many of our application agreements signed prior to 2002 often contained a right for our customers to cancel their agreement with us at will with a short notice period, and some of these contracts have been renewed on similar terms. The application agreements that we assumed in connection with our acquisition of White Amber generally provide our customers a right to cancel their agreement with us at will with a short notice period, and with no significant penalties.

      We generally invoice our customers for application fees in quarterly installments and typical payment terms provide that our customers pay us within 30 to 60 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue, or revenue, depending on whether the revenue recognition criteria have been met.

      Since inception, we have signed four perpetual license agreements for which the application portion of the revenue associated with such agreements was recognized ‘up-front’, three of which were recognized in 2003 and one of which was recognized in 2002. The ‘up-front’ recognition of the application license portion of these agreements totaled $3.6 million, and represented less than 10% of our total revenue in any given year. We currently do not intend to sign additional application arrangements that require ‘up-front’ recognition for the application license portion of the arrangement.

     Consulting Revenue

      Consulting revenue consists primarily of fees associated with business process re-engineering, change management, application configuration, and education and training services. Our consulting engagements are typically billed on a time and materials basis, although a lesser number of our engagements are priced on a fixed fee basis. For those contracts structured on a fixed fee basis, we recognize the revenue proportionally to the performance of the services, or the attainment of defined milestones, if later. The majority of consulting revenue is associated with services provided for a three to six month period directly following the signing of a new software subscription agreement. From time to time, certain of our consulting projects are subcontracted to third parties when our internal resources are insufficient or more effectively deployed elsewhere, although there are no specific functions which require outsourcing. Our customers may also elect to use unrelated third parties for the types of consulting services that we offer. Our typical consulting contract provides for payment within 30 to 60 days of invoice.

Cost of Revenue and Operating Expenses

Cost of Revenue

      Cost of application revenue primarily consists of expenses related to hosting our application and providing support, including depreciation expense associated with computer equipment. We allocate overhead such as rent and occupancy charges, employee benefit costs and depreciation expense to all departments based on employee count. As such, overhead expenses are reflected in each cost of revenue and operating expense category. We currently deliver our solutions from two primary data centers that host the applications for all but two of our customers who have elected to deploy our application on their own infrastructure. The two facilities that house our hosting infrastructure are owned and managed by two unrelated third party vendors, and are located in California and New York. Beginning in the fourth quarter of 2003 and first quarter of 2005, respectively, cost of application revenue also included the amortization of intangible assets associated with our acquisitions of White Amber and Recruitforce.com. Amortization of the intangible assets associated with these acquisitions will continue on a straight line basis through October 2006 at an annualized rate of $0.9 million in the case of White Amber and through March 2010 at an annualized rate of $0.1 million in the case of Recruitforce.com.

      Cost of consulting revenue consists primarily of employee related costs associated with these services and allocated overhead. The cost associated with providing consulting services is significantly higher as a percentage of revenue than for our application revenue, primarily due to labor costs. We also subcontract to third parties for a portion of these consulting services although to date use of such subcontractors has not been significant. To the extent that our customer base grows, we intend to continue to invest additional resources in our consulting services. The timing of these additional expenses could affect our cost of revenue, both in dollar amount and as a percentage of revenue, in a particular quarterly or annual period.

Sales and Marketing

      Sales and marketing expenses consist primarily of salaries and related expenses for our sales and marketing staff, including commissions, marketing programs, and allocated overhead. Marketing programs include advertising, events, corporate communications, and other brand building and product marketing expenses. As our business grows, we plan to continue to increase our investment in sales and marketing by adding personnel, building our relationships with partners, expanding our domestic and international selling and marketing activities, building brand awareness, and sponsoring additional marketing events. We expect that our sales and marketing expenses will increase in dollar amount as a result of these investments.

Research and Development

      Research and development expenses consist primarily of salaries and related expenses and allocated overhead. Our expenses are net of the tax credits we receive from the government of Quebec. We account for software development costs under the provisions of Statement of Financial Accounting Standards, or SFAS, No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Accordingly, we capitalize certain software development costs after technological feasibility of the product has been established. Such costs have been immaterial to date, and accordingly, no costs were capitalized in 2002, 2003 or 2004. We have historically focused our research and development efforts on increasing the functionality and enhancing the ease of use and quality of our applications, as well as developing new products and enhancing our infrastructure. We expect research and development expenses will increase in dollar amount as we upgrade our existing applications and develop new technologies.

General and Administrative

      General and administrative expenses consist of salaries and related expenses for executive, finance and accounting, human resource, legal and management information systems personnel, professional fees, other corporate expenses, and allocated overhead. We expect that the amount of general and administrative expenses will increase in dollar amount as we add personnel and incur additional professional fees and insurance costs related to the growth of our business and to our operations as a public company.

Critical Accounting Policies and Estimates

      Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our financial condition or results of operations will be affected.

      In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee. See Note 2 of the Notes to Consolidated Financial Statements for a further description of our accounting policies.

Revenue Recognition

      Our application revenue is recognized when all of the following conditions have been satisfied: (i) there is persuasive evidence of an agreement, (ii) delivery of services or products have been provided to the customer, (iii) the amount of fees payable to us from our customers is fixed or determinable, and (iv) the collection of our fees are probable. The majority of our application revenue is recognized monthly over the life of the application agreement, based on stated, fixed-dollar amount contracts with our customers. We utilize the provisions of Emerging Issues Task Force, or EITF, No. 00-21, “Revenue Arrangements with Multiple Deliverables” to determine whether our arrangements containing multiple deliverables contain more than one unit of accounting. Our revenue associated with our Taleo Contingent solution is recognized based on a fixed, contracted percentage of the dollar amount invoiced for contingent labor through use of the application, and is recorded on a net basis under the provisions of EITF No. 99-19, “Reporting Revenue Gross as a Principal versus Net as an Agent” as we are not the primary obligor under the arrangements, the percentage earned by us is typically fixed, and we do not take credit risk. We have historically signed four perpetual license agreements for which the application portion of the revenue associated with such agreements was recognized ‘up-front’ in accordance with the American Institute of Certified Public Accountants Statement of Position, or SOP, No. 97-2, as amended by SOP No. 98-4 and SOP No. 98-9, as well as the various interpretations and clarifications of those statements. Our management team uses its judgment in assessing the appropriate recognition of application revenue under the provisions of the various authoritative accounting literature.

      Consulting revenue is accounted for separately from our application revenue because these consulting services have value to the customer that is independent of our applications. Additionally, we have objective evidence of the fair value of these consulting services. Our consulting engagements are typically billed on a time and materials basis, although a lesser number of our consulting and implementation engagements are priced on a fixed-fee basis. For those contracts structured on a fixed fee basis, we recognize the revenue proportionally to the performance of the services, utilizing milestones if present in the arrangement or hours incurred if milestones are not present. Our management uses its judgment concerning the estimation of the total costs to complete these fixed-fee contracts, considering a number of factors including the complexity of the project, and the experience of the personnel that are performing the services.

Stock-Based Compensation

      We account for employee and director stock option grants using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require the recognition of compensation expense for options granted to employees and directors with exercise prices equal to, or greater than, the fair value of the stock at the date of grant. The fair market value of our common stock was determined by our board of directors by considering a number of factors, including our operating performance, significant events in our history, issuances of convertible preferred stock, the liquidation preferences of our preferred stock, and trends in the broad market for stocks of technology companies.

      All stock options have been issued with exercise prices at or above fair market value of our common stock, determined as described above, excluding the options to purchase shares of our Series D preferred stock issued in connection with our acquisition of White Amber. There have been two events in our history that have caused us to take stock-based compensation charges for stock options issued to employees. In 2002, we modified previously granted awards resulting in a compensation charge of $0.6 million. In October 2003, in connection with the acquisition of White Amber, certain members of White Amber management were granted options with an exercise price that was less than the fair value of the underlying stock at the date of grant. The total deferred compensation based on the number of shares and the price of the options as compared to the fair market value was $0.4 million; this amount is being amortized over the vesting period of the options. This vesting period has, or will, require charges against earnings of $0.1 million in 2003, $0.2 million in 2004 and the remaining $0.1 million from 2005 through 2007.

      During 2001 and 2003, we awarded stock options to purchase 2,000 and 27,332 shares, respectively, of Class A common stock to certain of our consultants. The stock options have an exercise price of $3.00 per share and ten-year terms from their issue dates. The options issued in 2001 are subject to a vesting period of three years and were fully vested in January 2004. Of the options issued in 2003, 25,666 expired or were exercised in 2004, and 1,666 were outstanding as of December 31, 2004 and will be fully vested in February 2007. The awards are being accounted for in accordance with EITF No. 96-18.

      SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, requires the disclosure of pro forma information about net loss as if we had accounted for our stock options under the fair-value method. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to pro forma expense over the vesting period of the option. The Black-Scholes option valuation model requires the input of highly subjective assumptions including the expected life of the options and our expected stock price volatility. Therefore, the estimated fair value of our employee stock options could vary significantly as a result of the changes in the assumptions used. See Note 2 of the Notes to Consolidated Financial Statements. In December 2004, the Financial Accounting Standards Board, or FASB, issued FASB Statement No. 123R, “Share-Based Payment,” which requires companies to expense the value of employee stock options and similar awards. See “Recent Accounting Pronouncements” for additional information.

      Significant factors, assumptions and methodologies used in determining fair value. We have granted to our employees options to purchase shares of our Class A common stock at exercise prices equal to or greater than the values of the underlying stock at the time of grant, as determined by our board of directors at that time. In order to determine the fair value of our Class A common stock at each option grant date, our board of directors considered many factors, including:

•	our then-current book value per share;

•	our operating performance;

•	our financial position at the grant date;

•	the liquidation rights and other preferences of our preferred stock;

•	the lack of marketability of our Class A common stock; and

•	the business risks inherent in our business and generally in high technology companies.

      The fair value of our common stock for options granted during 2004 and 2005 was originally estimated by the board of directors, with input from management, and using data obtained from our financial advisors. We applied methodology that we believed was consistent with the practices recommended by the AICPA Audit and Accounting Practice Aid Series Valuation of Privately Held Company Equity Securities Issued As Compensation. In accordance with this practice aid, we determined that we were a stage five company for which a valuation that relied primarily on comparisons between our financial metrics with those of comparable companies, referred to as a market approach, was appropriate. We relied on the guideline public company method given the lack of recent transactions in our equity securities required under the guideline transaction method. We believe that the market approach methodology is appropriate because (i) of the late stage of our development; (ii) the fact that we were contemplating an initial public offering of our equity securities; and, (iii) the fact that this methodology relies on and uses data generated by actual public company performance and the resulting trading prices and is less susceptible to uncertainties of future projections than other methodologies.

      Options granted in March 2004 and May 2004. For options granted during March 2004 and May 2004, we relied primarily on the guideline public company method under the market approach in determining fair value for our stock options. Given the nature of the approach, and the fact that we were relying on input data that was gathered externally by our financial advisors that were independent of us, management believed that it was not necessary to obtain a contemporaneous valuation by an unrelated valuation specialist.

      In March 2004, we received offering price indications that were derived using forward price-to-revenues multiples that were based on the multiples ascribed to a group of comparable companies. The range of multiples was examined, an average multiple was calculated and qualitative judgments related to recent company performance, achievement of milestones and general market conditions were made by the board of directors and management as to the appropriate multiple applicable to us. The implied forward price-to-earnings valuations were also calculated and compared to the same group of companies. Finally, in determining the fair value of the Class A common stock, a marketability discount of 15% was applied. This discount for lack of marketability reflected our prospects for completing a public offering of our Class A common stock, the risk or volatility of our enterprise and our concentration of ownership. Using this methodology, we determined that the fair value of our common stock during this period was $15.25 per share. We issued stock options in March 2004 and May 2004 at an exercise price of $18.00 per share. The difference between the $15.25 per share valuation and the $15.00 per share midpoint of the initial public offering price range is primarily attributable to the updated market conditions for initial public offerings of comparable companies and the market prices for the stock of certain publicly traded comparable companies.

      Options granted during the period from October 2004 to May 2005. For options granted during the period from October 2004 and May 2005, we relied primarily on the guideline public company method under the market approach in determining fair value for our stock options. Given the nature of the approach, and the fact that we were relying on input data that was gathered externally by its financial advisors that were independent of us, management believed that it was not necessary to obtain a contemporaneous valuation by an unrelated valuation specialist.

      Periodically during this period, we received market comparable data from our financial advisors. The methodology used to employ this data was consistent with that used in determining the fair value of our Class A common stock for the period above. The range of price-to-revenues multiples was examined, a median multiple was calculated and qualitative judgments related to recent company performance, achievement of milestones and general market conditions were made by the board of directors and management as to the appropriate multiple applicable to us. Finally, in determining the fair value of the stock options, a marketability discount was applied. This discount for lack of marketability reflected our prospects for completing a public offering of our Class A common stock, the risk or volatility of our enterprise and our concentration of ownership. However, given that we believed that we were closer to completing an initial public offering during this period in time, we used a 10% discount for marketability, lower than we had in the past.

      Using this methodology, we determined that the fair value of our Class A common stock during this period was $13.50 per share. The decline in the fair value of our Class A common stock was attributable to a decline in general market conditions, offset by a lower discount for marketability. We issued stock options between October 2004 and May 2005 at an exercise price of $13.50 per share. The difference between the $13.50 per share valuation and the $15.00 per share midpoint of the initial public offering price range is primarily attributable to the 10% discount for lack of marketability of our Class A common stock that was imputed into our fair value determination in April and May 2005. Moreover, we note that since that fair value determination, we have continued to grow and have achieved a milestone in attaining a second consecutive quarter of profitability, which we believe has had a positive impact on the fair value of our shares.

      Options granted during August 2005. For options granted during August 2005, we relied primarily on the guideline public company method under the market approach in determining fair value for our stock options. Given the nature of the approach, and the fact that we were relying on input data that was gathered externally by our financial advisors that were independent of us, management believed that it was not necessary to obtain a contemporaneous valuation by an unrelated valuation specialist.

      In preparation for the initial public offering of our securities, we received market comparable data from our financial advisors. The methodology used to employ this data was consistent with that used in determining the fair value of our Class A common stock for the periods above. The range of price-to-revenues multiples was examined, a median multiple was calculated and qualitative judgments related to recent company performance, achievement of milestones and general market conditions were made by the board of directors and management as to the appropriate multiple applicable to us. Finally, in determining the fair value of the common stock, a marketability discount was applied. This discount for lack of marketability reflected our prospects for completing a public offering of our Class A common stock, the risk or volatility of our enterprise and our concentration of ownership. However, given that we believed that we were closer to completing an initial public offering during this period in time, we used a 7% discount for marketability, which is lower than what we have used in the past.

      Using this methodology, we determined that the fair value of our Class A common stock during this period, assuming the completion of the public offering, was $15.00 per share. We issued stock options in August 2005 at an exercise price of $14.00 per share. The primary factor that accounts for the difference between this $14.00 per share valuation and the $15.00 per share midpoint of the initial public offering price range is the 7% discount for lack of marketability of our Class A common stock that was imputed into our fair value determination.

Goodwill, Other Intangible Assets and Long-Lived Assets

      In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we conduct a test for the impairment of goodwill on at least an annual basis. We adopted October 1 as the date of the annual impairment test and, therefore, we performed our first annual impairment test on October 1, 2004. The impairment test compares the fair value of reporting units to their carrying amount, including goodwill, to assess whether impairment is present. Based on our assessment test we do not have an impairment as of October 1, 2004. We will assess the impairment of goodwill annually on October 1, or sooner if other indicators of impairment arise.

      SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” requires the review of the carrying value of long-lived assets when impairment indicators arise. The review of these long-lived assets is based on factors including estimates of the future operating cash flows of our business. These future estimates are based on historical results, adjusted to reflect our best estimates of future market and operating conditions, and are continuously reviewed. Actual results may vary materially from our estimates, and accordingly may cause a full impairment of our long-lived assets.

Income Taxes

      We are subject to income taxes in both the United States and foreign jurisdictions and we use estimates in determining our provision for income taxes. Deferred tax assets, related valuation allowances and deferred tax liabilities are determined separately by tax jurisdiction. This process involves estimating actual current tax liabilities together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are recorded on the balance sheet. Our deferred tax assets consist primarily of net operating loss carryforwards. We assess the likelihood that deferred tax assets will be recovered from future taxable income, and a valuation allowance is recognized if it is more likely than not that some portion of the deferred tax assets will not be recognized. We provided a full valuation allowance against our net deferred tax assets at December 31, 2003 and 2004. While we have considered future taxable income and ongoing tax planning strategies in assessing the need for a valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future, an adjustment to the valuation allowance against our deferred tax assets would increase income in the period such determination was made except for amounts associated with the acquisition of White Amber which will be recorded as a reduction to goodwill. Although we believe that our tax estimates are reasonable, the ultimate tax determination involves significant judgment that could become subject to audit by tax authorities in the ordinary course of business.

      Compliance with income tax regulations requires us to make decisions relating to the transfer pricing of revenue and expenses between each of our legal entities that are located in several countries. Our determinations include many decisions based on our knowledge of the underlying assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third-parties. We are currently under examination by the Canada Revenue Agency, or CRA, with respect to our assumptions and historical reporting relating to these assets and transactions. To the extent that our assumptions and historical reporting are determined to not be compliant with the regulations prescribed by the CRA, we may be subject to penalties. Due to the nature of the regulations, we cannot determine our potential exposure. These penalties would not be accounted for as a provision for income taxes, but rather as an incremental operating expense.

Restatement

      Subsequent to the issuance of our 2003 consolidated financial statements, we determined that the accounting with respect to our earnings per share calculations, classification of exchangeable shares issued by our Canadian subsidiary, and the reporting of foreign currency transactions required adjustment. As a result, we have restated our consolidated financial statements as follows:

•	Adjustments to our earnings per share calculations related to the application of the two-class method of reporting earnings per share and excluding our Class B shares from the weighted average shares used in such calculations. All periods for 2003 and prior presented have been restated for such adjustments.

•	Adjustments from our reclassification of liquidation preference provision amounts associated with the exchangeable preferred shares issued by our Canadian subsidiary resulted in a decrease in additional paid-in capital for 2003 and prior periods.

•	Adjustments in our reporting of foreign currency gains and losses resulted in a reduction in other expenses in 2003.

      The effect of the restatement adjustments on the statement of operations, balance sheet and earnings per share amounts for the periods indicated are summarized below:

      Statement of Operations for year ended December 31, 2003:

	Originally		Increase
	Reported	As Restated	(Decrease)

Other income (expense):
Other income (expense), net	$(269)	$(62)	$(207)
Net loss	$1,565	$1,358	$(207)
Earnings per share:
Net loss attributable to common stockholders per share — basic and diluted:
2002	$(1.60)	$(1,079.50)	$(1,077.90)
2003	$(0.98)	$(151.08)	$(150.10)
Weighted average shares — basic and diluted:
2002	4,045	6 (1)	4,039
2003	4,063	25 (1)	4,038
Balance Sheet as of December 31, 2003:
Additional paid in capital	$6,040	$4,671	$1,369
Convertible Preferred Stock	$46,629	$48,174	$1,545
Accumulated other comprehensive gain (loss)	$765	$382	$(383)

(1)	Reflects the exclusion of our Class B common shares as a separate class of stock.

Results of Operations

      The following tables set forth certain consolidated statements of operations data expressed as a percentage of total revenue for the periods indicated. Period-to-period comparisons of our financial results are not necessarily meaningful and you should not rely on them as an indication of future performance.

				Six Months
	Year Ended			Ended
	December 31,			June 30,

	2002	2003	2004	2004	2005

Consolidated Statement of Operations Data:
Revenue:
Application	73%	83%	84%	83%	80%
Consulting	27	17	16	17	20

Total revenue	100	100	100	100	100
Cost of revenue (as a percent of related revenue):
Application	19	21	30	29	27
Consulting	85	85	86	89	68

Total cost of revenue	37	32	39	39	35
Gross profit	63	68	61	61	65
Operating expenses:
Sales and marketing	43	34	31	33	30
Research and development	23	25	27	30	22
General and administrative	12	11	12	12	12
Restructuring	—	—	—	—	2

Total operating expenses	78	70	70	75	66
Loss from operations	(15)	(3)	(9)	(14)	(1)
Other income (expense):
Interest expense	—	—	(1)	(1)	(2)
Other income (expense), net	—	—	—	—	(1)

Total other income (expense)	—	—	(1)	(1)	(2)
Net loss before provision for income taxes	(15)	(3)	(10)	(14)	(3)
Provision for income taxes	—	—	—	—	—

Net loss	(15)%	(3)%	(10)%	(14)%	(3)%

Comparison of the Six Months Ended June 30, 2005 and 2004

Revenue

      Total revenue was $37.5 million in the six months ended June 30, 2005 as compared to $28.2 million in the six months ended June 30, 2004, an increase of $9.2 million, or 33%. Application revenue was $30.1 million in the six months ended June 30, 2005, as compared to $23.5 million in the six months ended June 30, 2004, an increase of $6.6 million, or 28%. The increase in revenue was attributable to increased sales of our applications, including sales to new customers and additional sales to our current customers, mainly due to demand for our Taleo Professional as well as our recently enhanced Taleo Hourly solutions. Consulting revenue was $7.4 million in the six months ended June 30, 2005, as compared to $4.7 million in the six months ended June 30, 2004, an increase of $2.6 million, or 56%. The increase in consulting revenue was attributable to higher demand for services from new and existing customers and a 20% increase in the number of employees providing these services. The prices of our solutions and services were relatively consistent throughout the six-month periods ended June 30, 2005 and 2004 and on a period-to-period comparative basis.

      Application revenue as a percentage of total revenue was 80% in the six months ended June 30, 2005, as compared to 83% in the period ended June 30, 2004. The geographic mix of total revenue in the six months ended June 30, 2005, was 88%, 7% and 5% in the United States, Canada and the rest of the world, respectively, as compared to 87%, 9% and 4%, respectively, in the six months ended June 30, 2004.

Cost of Revenue

      Total cost of revenue was $13.1 million in the six months ended June 30, 2005, as compared to $11.0 million in the six months ended June 30, 2004, an increase of $2.1 million, or 19%.

      Cost of application revenue was $8.1 million in the six months ended June 30, 2005, as compared to $6.8 million in the six months ended June 30, 2004, an increase of $1.3 million, or 19%. This increase was primarily attributable to a $1.1 million increase in employee-related costs and a $0.7 million increase in our infrastructure costs relating to hardware, software and third-party fees for our hosting facilities. These increases were offset by a reduction of $0.7 million attributable to a transfer of account management responsibilities to sales and marketing for the six months ended June 30, 2005.

      Cost of consulting revenue was $5.0 million in the six months ended June 30, 2005, as compared to $4.2 million in the six months ended June 30, 2004, an increase of $0.8 million, or 19%. The increase was primarily attributable to a $0.6 million increase in employee-related costs in our consulting group resulting from a 20% increase in headcount needed to meet higher demand for services from new and existing customers as compared to the prior-year period.

Gross Profit

      Gross profit increased to $24.4 million in the six months ended June 30, 2005, representing a 65% gross profit margin, as compared to $17.3 million in the six months ended June 30, 2004, or a 61% gross profit margin. 74% of the increase in gross profit was attributable to the increase in gross profit on application revenue with the remaining 26% attributable to the increase in gross profit on consulting revenue. The increase in gross profit was a result of higher application and consulting revenues and of improved gross profit margin on those revenues for the six months ended June 30, 2005. Gross profit margin on professional services increased as a result of improved utilization of our consulting group. Gross profit margin on application revenue improved slightly as a result of reduced incremental costs associated with revenue growth. The increase to gross profit and gross profit margin was partially offset by our continued investments in our hosting sites. In the future, we expect that our gross profit margin will improve, driven primarily by scale efficiencies in our applications whereby the incremental costs of application services per customer will decrease as our customer base increases. We anticipate that our gross profit margins on consulting revenues may be reduced as we hire additional personnel to sustain our growth.

Operating expenses

      Sales and Marketing. Sales and marketing expenses increased to $11.2 million in the six months ended June 30, 2005, as compared to $9.2 million in the six months ended June 30, 2004, an increase of $2.0 million, or 22%. In order to support our growth, we increased investment in marketing-related activities resulting in a $1.1 million increase in employee-related costs and a $0.2 million increase in marketing program costs. The balance of the increase of $0.7 million was attributable to the transfer of account management responsibilities associated with our application services to sales and marketing for the six months ended June 30, 2005.

      Research and Development. Research and development expenses decreased to $8.1 million in the six months ended June 30, 2005 as compared to $8.5 million in the six months ended June 30, 2004, a decrease of $0.4 million, or 5%. The majority of this decrease related to a restructuring that occurred during the three months ended March 31, 2005 that reduced headcount in our research and development organization. The decrease in expenses was partially offset as a result of the U.S. dollar weakening against the Canadian dollar by nearly 8% in the first six months of 2005 as compared to the prior year, as most of our research and development is staffed in Canada.

      General and Administrative. General and administrative expenses increased to $4.7 million in the six months ended June 30, 2005, as compared to $3.4 million in the six months ended June 30, 2004, an increase of $1.2 million, or 36%. The increase was primarily due to a $0.9 million increase in employee-related costs, including the value of a warrant granted to an executive search firm following the hiring of our new president and chief executive officer, and $0.2 million in professional and outside service costs and the write-off in fixed assets resulting from the replacement of our customer relationship software.

      Restructuring charges. During the six months ended June 30, 2005, management approved restructuring plans to align our cost structure with market conditions and to create a more efficient organization. In connection with these plans, we recorded a charge of $0.8 million during the six months ended June 30, 2005. These charges included costs associated with workforce reduction and consolidation of excess facilities. We do not currently expect to incur additional material restructuring charges in subsequent periods; however, changes in business circumstances could require additional restructuring initiatives. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and circumstances at the time. Workforce reduction charges include the cost of severance and related benefits of employees affected by the restructuring activities. Excess facility costs represent lease termination payments, net of expected sublease revenue, and other costs related to the closure of certain corporate facilities and sales offices. Certain leasehold improvements located at the closed facilities and computer equipment and software licenses were determined to be impaired as a result of the restructuring activities and were written down to estimated recoverable value, net of estimated disposal costs.

      Changes in the restructuring reserve are as follows:

	Severance	Excess
	and	Facilities/Assets
	Benefits	Impairments	Total

December 31, 2004	$—	$—	$—
Restructuring charges, June 30, 2005	0.7	0.1	$0.8
Less: Cash payments	0.6	0.1	0.7
Reserve balances, June 30, 2005	0.1	—	$0.1

      The nature of the charges summarized above is as follows:

      Severance and benefits. During the six months ended June 30, 2005, we recorded charges of approximately $0.7 million related to severance benefits to terminated employees in North America. During the six months ended June 30, 2005, we terminated, or made plans to terminate, approximately 35 employees in these regions.

      Excess facilities/asset impairments. During the six months ended June 30, 2005, we recorded charges of approximately $68,000 related to the consolidation of two corporate facilities. The estimated cost to exit the facilities is based on remaining lease commitment payments, net of expected sublease income. The charge may be increased in future periods if further consolidations are required or if sublease income is less than expected.

Comparison of the Years Ended December 31, 2004 and 2003

Revenue

      Total revenue was $58.7 million in 2004 as compared to $43.6 million in 2003, an increase of $15.0 million or 34%. Application revenue was $49.0 million in 2004 as compared to $36.0 million in 2003, an increase of $13.0 million or 36%. The increase in revenue was attributable to increased sales of our applications, including sales to new customers and additional sales to our current customers, as well as to revenues derived from our Taleo Contingent solution that we acquired in the White Amber acquisition in October 2003. The increase was partially offset by the recognition of perpetual license revenue of $2.7 million in 2003, with no comparable revenues in 2004. Consulting revenue was $9.6 million in 2004, as compared to $7.6 million in 2003, an increase of $2.0 million, or 27%. The increase in consulting revenue was attributable to higher demand for services from new and existing customers and a 16% increase in the number of employees providing these services. The prices of our solutions and services remained relatively consistent throughout December 31, 2004 and 2003.

      Application revenue as a percentage of total revenue was 84% in 2004, as compared to 83% in 2003. The geographic mix of total revenue in 2004 was 94% and 6% in North America and the rest of the world, respectively, as compared to 97% and 3%, respectively, in 2003.

Cost of Revenue

      Total cost of revenue was $22.9 million in 2004 as compared to $14.1 million in 2003, an increase of $8.7 million or 62%.

      Cost of application revenue was $14.6 million in 2004 as compared to $7.7 million in 2003, an increase of $6.9 million or 91%. This increase was primarily attributable to increased employee-related costs of $3.3 million for employees hired to support new hosting facilities and related application support activities. Infrastructure costs related to hardware and fees for our hosting facilities increased by $2.5 million with the addition of a second hosting site in late 2003. Additionally, the amortization of purchased intangibles of $0.9 million relating to our acquisition of White Amber in October 2003 is also included in 2004, as compared to $0.2 million in 2003.

      Cost of consulting revenue was $8.3 million in 2004 as compared to $6.5 million in 2003, an increase of $1.8 million, or 28%. The increase is primarily attributable to a $1.3 million increase in employee-related costs in our consulting group resulting from a 16% increase in headcount needed to meet higher demand for services from new and existing customers as compared to the prior year. Additionally, billable expenses incurred while delivering consulting services increased by $0.4 million. Cost of consulting revenue grew consistent with consulting revenues.

Gross Profit

      Gross profit increased to $35.8 million in 2004, representing a 61% gross profit margin, as compared to $29.5 million in 2003, or a 68% gross profit margin. 95% of the increase in gross profit is attributable to the increase in gross profit on application revenue with the remaining 5% attributable to the increase in the gross profit on consulting revenue. The decrease in gross profit margin was primarily attributable to the decrease in gross profit margin on application revenue resulting from a decline in mix of high margin perpetual licenses in our application revenue; our new investments in the second half of 2003 and in 2004 that had not yet reached a relative scale of efficiency, including our second hosting site in the United States, and capital equipment necessary to support the growth of our customers’ application usage and data storage needs; our lower-margin Taleo Contingent solution, including the higher relative employee expenses required in the managed services portion of this solution; and the amortization of intangible assets associated with our acquisition of White Amber.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased to $18.2 million in 2004 as compared to $14.8 million in 2003, an increase of $3.4 million or 23%. The increase in these costs was primarily due to the expansion of our direct sales force, which resulted in an increase in employee-related expenses of $2.4 million, an increase in travel expenses of $0.6 million and an increase of $0.4 million in facility charges to accommodate increased headcount.

      Research and Development. Research and development expenses increased to $16.0 million in 2004 as compared to $11.0 million in 2003, an increase of $5.0 million, or 46%. The increase is primarily due to a 45% increase in headcount resulting in a $4.2 million increase in employee-related expenses driven by the acquisition of White Amber in October 2003. The additional headcount reflects our initiatives to increase the functionality and ease of use of our solutions and to further integrate White Amber technology into our suite of solutions. The increase in expenses was also partially the result of the U.S. dollar weakening against the Canadian dollar by nearly 8% in the 2004 period as compared to 2003, as most of our research and development is staffed in Canada. Had the average exchange rate between Canada and the United States remained constant from the average rate in 2003, our research and development expenses would have been $15.2 million in the 2004 period.

      General and Administrative. General and administrative expenses increased to $7.2 million in 2004, as compared to $4.7 million in 2003, an increase of $2.4 million or 52%. The increase is primarily due to an increase in employee-related expenses of $1.4 million attributable to the hiring of additional personnel to support our growth. Facility expenses increased by $0.5 million to accommodate the additional headcount, and expenses relating to professional fees primarily for increased tax, accounting and legal requirements increased by $0.5 million.

Other Income (Expense)

      Interest income was $101,000 and $83,000 in 2004 and 2003, respectively, and consisted of interest received on deposits of cash and investments with financial institutions. Interest expense was $404,000 in 2004, as compared to $152,000 in 2003. Interest expense primarily consisted of interest paid on long-term debt obligations. Interest expense increased in 2004, based on an increase in our long-term debt obligations outstanding during the period, including those we assumed in our acquisition of White Amber.

      Other income (expense), net was $65,000 in 2004. This compares to an expense of $62,000 in 2003. The 2003 expense consists primarily of a loss on translation of U.S. dollars held by our Canadian subsidiary.

Comparison of the Years Ended December 31, 2003 and 2002

Revenue

      Total revenue was $43.6 million in 2003 as compared to $28.4 million in 2002, an increase of $15.2 million, or 54%. Application revenue was $36.0 million in 2003, compared to $20.8 million in 2002, an increase of $15.3 million, or 74%. The increase in revenue was attributable to new purchases of our applications, including those by new customers and additional purchases by our current customers. The increase is also attributable to the recognition of perpetual license revenue of $2.7 million in 2003 as compared to $0.9 million in 2002, and the recognition of $1.5 million of revenue attributable to White Amber subsequent to our acquisition in October 2003. Consulting revenue was $7.6 million in 2003 and 2002. The effective pricing of our solutions and services remained relatively consistent throughout 2002 and 2003.

      Application revenue as a percentage of total revenue increased to 83% from 73% in 2003 as compared to 2002. This increase is attributable to the increase in recognized revenue based on the recurring nature of our software subscription business model, the recognition of revenue from the White Amber acquisition and the signing of more perpetual licenses in 2003 compared to 2002.

      The geographic mix of total revenue in 2003 was 97% and 3% in North America and the rest of the world, respectively, as compared to 99% and 1%, respectively, in 2002.

Cost of Revenue

      Cost of application revenue was $7.7 million in 2003 as compared to $4.0 million in 2002, an increase of $3.7 million or 92%. $1.4 million of this increase is attributable to increased infrastructure costs relating to hardware and third party fees for our hosting facilities that were upgraded in 2003 to include a second site in the United States, replacing a smaller site that had existed previously. We also increased our employee count in infrastructure and customer support in 2003. In addition, expenses relating to White Amber were included starting from October 2003. The expenses relating to White Amber were $0.7 million and included $0.2 million relating to the amortization of intangibles established in our acquisition of White Amber.

      Cost of consulting revenue was $6.5 million in 2003 and 2002. The expenses in 2003, as compared to 2002 included a 15% higher employee count, offset by a net reduction of $0.6 million in the use of subcontractors that we utilized for certain consulting services in 2002.

Gross Profit

      Gross profit increased to $29.5 million in 2003, representing a 68% gross profit margin, as compared to $17.9 million in 2002, or a 63% gross profit margin. The increase in gross profit margin was derived from the shift in revenue mix to higher margin application revenue, comprising 83% of revenue in 2003, as compared to 73% of revenue in 2002. This increase was offset by the lower gross profit margin on application revenue of 79% in 2003 as compared to 81% in 2002. In the future, our gross profit margin will fluctuate depending on the mix of application and consulting revenue.

Operating Expenses

      Sales and Marketing. Sales and marketing expenses increased to $14.8 million in 2003, as compared to $12.2 million in 2002, an increase of $2.6 million or 21%. $1.6 million of this increase is attributable to increased expenses relating to our direct sales activities, other than the additional sales resources from our acquisition of White Amber. Specifically, we incurred incremental variable compensation to our direct sales force of $0.6 million, and $0.6 million for additional salary-related costs, among other increases for travel and related costs resulting from an increased sales team. An increase of $0.5 million relates to additional marketing initiatives undertaken in 2003 as compared to 2002. Sales and marketing activities of $0.5 million were added pursuant to our Taleo Contingent solution. These costs were incurred after our acquisition of White Amber in October 2003.

      Research and Development. Research and development expenses increased to $11.0 million in 2003, as compared to $6.5 million in 2002, an increase of $4.5 million, or 70%. The majority of this increase related to new employees added during 2003. New employees were added in order to increase the functionality of our applications and to develop and release the next version of our Taleo Enterprise Edition suite, as well as to facilitate the 2004 launch of our new Taleo Hourly solution. In addition, we invested in the integration of the Taleo Contingent solution into Taleo Enterprise Edition. We believe that our continued funding of research and development activities provides us with a competitive advantage. We added $1.2 million in additional expenses relating to our Taleo Contingent solution following our October 2003 acquisition of White Amber. The increase in expenses was also partially the result of the U.S. dollar weakening against the Canadian dollar in 2003, as compared to 2002. Had the average exchange rate between Canada and the United States remained constant from the average rate in 2002, we would have incurred $1.1 million less in expenses in 2003. These increases were partially offset by the $2.0 million reduction in research and development expenses in 2003 pursuant to the tax incentives that we receive from the government in Quebec; this compares to a $1.2 million reduction in 2002. We are eligible for participation in this program through September 2008 based on current legislation.

      General and Administrative. General and administrative expenses increased to $4.7 million in 2003, as compared to $3.4 million in 2002, an increase of $1.4 million or 40%. The increase in these expenses was related to several factors including the hiring of additional personnel and the utilization of professional consultants to facilitate and manage the growth of our business. In 2003, bonuses of $0.5 million expensed for senior management and other personnel included in general and administrative expenses for the attainment of performance objectives exceeded bonuses of $0.2 million in 2002. We also incurred certain non-recurring expenses of $0.1 million, relating to the integration of White Amber into our operations.

      Charge for In-Process Research and Development. In connection with the acquisition of White Amber in October 2003, $150,000 of the purchase price was allocated to in-process research and development projects based on management’s judgment. This allocation represented the estimated fair value based on risk-adjusted cash flows related to incomplete research and development projects. At the date of acquisition, the development of these projects had not yet reached technological feasibility, and the research and development in progress had no alternative future uses. Accordingly, these costs were expensed as of the acquisition date. At the acquisition date, White Amber was conducting research and development activities to expand the functionality of their solutions to include the administration of project-based on demand labor procurement, tracking and billing. The costs to complete these activities were estimated to be $320,000 and the projects were completed in February 2004.

Other Income (Expense)

      Interest income was $83,000 and $137,000 in 2003 and 2002, respectively, and consists of interest received on deposits of cash and investments with financial institutions. This decline was a result of a decline in our cash and cash equivalents balance.

      Interest expense was $152,000 in 2003 as compared $109,000 in 2002. Interest expense primarily consists of interest paid on long-term debt obligations. Interest expense increased in 2003 based on an increase in the long-term debt obligations outstanding during the year, including those we assumed in our acquisition of White Amber.

      Other income, net was an expense of $62,000 in 2003. This compares to an expense of $39,000 in 2002. This 2003 expense consists primarily of a loss on translation of U.S. dollars held by our Canadian subsidiary.

Provision for Income Taxes

      We recorded a provision for income taxes of $89,000 in 2003. The provision relates to income taxes currently payable on income generated in the state of California where we had no net operating loss carryforwards available in California to offset our 2003 income and U.S. federal alternative minimum taxes. In 2002, no provision for income taxes was recorded due to our net loss position. At December 31, 2003, we maintained a full valuation allowance against our deferred tax assets based on the determination that it was more likely than not that our deferred tax assets would be realized.

Quarterly Results of Operations

      The following tables show our selected unaudited quarterly consolidated statement of operations data for the nine most recent quarters, as well as the percentage of total revenue for each line item shown. The information for each of these quarters has been prepared on the same basis as the audited consolidated financial statements included in this prospectus and, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the information for the quarters presented. This data should be read in conjunction with the audited consolidated financial statements and the related notes included in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for any future period.

	Three Months Ended

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	June 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2003(1)	2003(1)	2003(1)	2004	2004	2004	2004	2005	2005

	(in thousands)
Consolidated Statement of Operations Data:
Revenue:
Application	$7,730	$8,112	$12,396	$11,285	$12,232	$12,807	$12,686	$15,028	$15,075
Consulting	1,876	1,749	2,370	2,115	2,610	2,514	2,401	3,130	4,232

Total revenue	9,606	9,861	14,766	13,400	14,842	15,321	15,087	18,158	19,307
Cost of revenue:
Application	1,731	1,675	2,813	3,055	3,724	3,746	4,093	4,049	4,027
Consulting	1,605	1,483	1,728	2,056	2,157	2,003	2,060	2,215	2,811

Total cost of revenue	3,336	3,158	4,541	5,111	5,881	5,749	6,153	6,264	6,838
Gross profit	6,270	6,703	10,225	8,289	8,961	9,572	8,934	11,894	12,469
Operating expenses:
Sales and marketing	3,576	3,118	4,531	4,678	4,501	4,083	4,891	5,405	5,764
Research and development	2,501	2,353	3,975	4,366	4,138	3,515	3,991	3,945	4,171
General and administrative	1,035	1,034	1,903	1,431	1,986	1,595	2,149	2,319	2,340
Charge for in-process research and development	—	—	150	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—	—	804	—

Total operating expenses	7,112	6,505	10,559	10,475	10,625	9,193	11,031	12,474	12,275
Income (loss) from operations	(842)	198	(334)	(2,186)	(1,664)	379	(2,097)	(580)	194
Other income (expense):
Interest income	23	14	24	26	14	26	35	40	117
Interest expense	(32)	(27)	(71)	(85)	(102)	(101)	(116)	(137)	(501)
Other income (expense), net	(43)	22	(34)	(59)	49	(55)	130	(95)	(227)

Total other income (expense)	(52)	9	(81)	(118)	(39)	(130)	49	(192)	(611)
Net income (loss) before provision for income taxes	(894)	207	(415)	(2,304)	(1,703)	249	(2,048)	(772)	(417)
Provision (benefit) for income taxes	—	—	89	—	—	(11)	—	—	—

Net income (loss)	$(894)	$207	$(504)	$(2,304)	$(1,703)	$260	$(2,048)	$(772)	$(417)

(1)	As restated. See Note 16 of Notes to Consolidated Financial Statements.

	Three Months Ended

	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,	Sep 30,	Dec 31,	Mar 31,	Jun 30,
	2003(1)	2003(1)	2003(1)	2004	2004	2004	2004	2005	2005

Consolidated Statement of Operations Data:
Revenue:
Application	80%	82%	84%	84%	82%	84%	84%	83%	78%
Consulting	20	18	16	16	18	16	16	17	22

Total revenue	100	100	100	100	100	100	100	100	100
Cost of revenue (as a percent of related revenue):
Application	22	21	23	27	30	29	32	27	27
Consulting	86	85	73	97	83	80	86	71	66

Total cost of revenue	35	32	31	38	40	38	41	34	35
Gross profit	65	68	69	62	60	62	59	66	65
Operating expenses:
Sales and marketing	37	32	31	35	30	27	32	30	30
Research and development	26	24	27	33	28	23	26	22	22
General and administrative	11	10	13	11	13	10	14	13	12
Charge for in-process research and development	—	—	1	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—	—	4	—

Total operating expenses	74	66	72	78	72	60	73	69	64
Income (loss) from operations	(9)	2	(2)	(16)	(11)	2	(13)	(3)	1
Other income (expense):
Interest income	—	—	—	—	—	—	—	—	1
Interest expense	—	—	—	(1)	(1)	(1)	(1)	(1)	(3)
Other income (expense), net	(1)	1	(1)	—	—	—	1	(1)	(1)

Total other income (expense)	(1)	—	(1)	(1)	—	(1)	—	(1)	(3)
Net income (loss) before provision for income taxes	(10)	2	(3)	(17)	(11)	1	(13)	(4)	(2)
Provision for income taxes	—	—	1	—	—	—	—	—	—

Net income (loss)	(10)%	2%	(4)%	(17)%	(11)%	1%	(13)%	(4)%	(2)%

Figures may not sum due to rounding.

(1)	As restated. See Note 16 of Notes to Consolidated Financial Statements.

     Total revenue has generally increased over the quarters presented. This increase is attributable to new customers’ purchases of our applications and to a lesser extent to our current customers increased purchases of our applications. Included in the increase is $2.1 million relating to the ‘up-front’ recognition of perpetual licenses in the quarter ended December 31, 2003. The quarter ended December 31, 2003 included $1.5 million of revenue from our Taleo Contingent solution, following our October 2003 acquisition of White Amber.

      Our expenses have generally increased on a sequential quarterly basis as we have expanded our organization to support our growing customer base. Total expenses for the fourth quarter of 2003 increased by $5.4 million. This increase includes $2.3 million of total expenses relating to our acquisition of White Amber in October 2003 as well as employees hired during the quarter and variable compensation for bonuses and annual sales commissions. Employees added in the fourth quarter of 2003 primarily related to research and development activities. Our operating expenses consist primarily of salaries for our employees. Our employees have historically taken a majority of their vacation during the quarter ended September 30 of each year. As a result, our operating expenses are lower relative to the June and December quarters as we reduce accrued expenses related to the vacation pay owed to our employees. In the second quarter of 2004, we recorded approximately $0.4 million in general and administrative expenses related to the settlement of litigation in 2004.

      We expect to increase our expenses to support the anticipated future growth of our customer base. To the extent that we do not realize the anticipated level of sales to new and existing customers, we may not be able to adjust our expenses in a timely manner to compensate for any resultant revenue shortfall. We believe that quarter-to-quarter comparisons of our revenue and operating results may not be meaningful and should not be relied upon as an indication of future performance. If our operating results in future quarters fall below the expectations of market analysts and investors, the trading price of our Class A common stock may fall.

Liquidity and Capital Resources

      From inception through June 30, 2005, we generated aggregate net losses of $39.2 million. We have funded these losses primarily through $35.2 million in net proceeds raised from the sale of our capital stock and from debt financing activities. The acquisition of White Amber was completed through the issuance of shares of Series D preferred stock in a stock-for-stock transaction. The acquisition of Recruitforce.com was completed with proceeds from our loan with Goldman Sachs Specialty Lending Group as discussed below.

      At June 30, 2005, our principal sources of liquidity were cash and cash equivalents totaling $5.8 million, accounts receivable of $14.2 million and investment tax credits receivable of $3.7 million. In addition, we hold a further $10.2 million in restricted cash that is security for our outstanding debt.

      In April 2005, we terminated our debt arrangement with National Bank of Canada and entered into a new loan agreement with Goldman Sachs Specialty Lending Group, L.P., or Goldman Sachs. As of April 2005, we have no further borrowing capabilities with National Bank of Canada. The loan provided us net proceeds of $15.5 million, net of financing costs and the repayment of outstanding amounts to National Bank of Canada. The Goldman Sachs loan agreement restricts our ability to access a portion of the proceeds of the borrowings under the loan agreement. The new loan agreement and payoff are discussed below under “Net Cash Provided by/Used in Financing Activities.” We believe that our liquidity and capital resources are sufficient to fund our operations beyond the next twelve months. However, given our history of losses, we may be required to raise additional equity or debt financing if we are not able to achieve and sustain profitability.

     Net Cash Provided by/ Used in Operating Activities

      Net cash provided by operating activities was $0.2 million in the six months ended June 30, 2005, compared to net cash used in operating activities of $12.2 million in the six months ended June 30, 2004. Included in cash used in operating activities for the six months ended June 30, 2004 is $9.7 million in cash that was received from Taleo Contingent customers in the last week of 2003 and repaid to our customers’ contingent labor suppliers in the first week of January 2004. After adjusting for the timing of these payments, the cash used in operating activities was $2.5 million in the six months ended June 30, 2004.

      Net cash used in operating activities was $8.6 million in fiscal 2004, compared to net cash provided by operating activities of $10.9 million in fiscal 2003 and net cash used in operating activities of $1.2 million in fiscal 2002. Included in net cash used in operating activities in fiscal 2004 was $6.7 million paid by customers in advance of receiving services from the Company. These payments increased our liquidity and reduced our need for external funding. After normalizing for the timing on payments to contingent suppliers as described above, net cash provided by operating activities was $1.1 million for 2004 and $1.0 million for 2003.

      Cash provided by, or used in, operating activities is driven by sales of our applications. The timing of our billings and collections relating to the sales of our applications is a significant component of our cash flows from operations, as are the level of the deferred revenue on these sales. To a lesser extent, the changes in working capital accounts other than the payments to Taleo Contingent labor suppliers, accounts receivable and deferred revenues influences our cash flows from operations.

     Net Cash Used in Investing Activities

      Net cash used in investing activities was $14.7 million in the six months ended June 30, 2005, compared to $1.9 million in the six months ended June 30, 2004. The increase in net cash used for investing in 2005 was primarily comprised of $10.2 million allocated to restricted cash as a result of our new financing through Goldman Sachs, as described in “Net Cash Provided by/Used in Financing Activities” below and $3.3 million net cash used for the acquisition of Recruitforce, offset by a decline of $0.8 million in capital expenditures versus the prior year.

      Net cash used in investing activities was $3.6 million in fiscal 2004, $2.3 million in fiscal 2003 and $2.0 million in fiscal 2002. These amounts are primarily the result of capital expenditures associated with computer equipment and furniture and fixtures in support of expanding our infrastructure and workforce. In 2003, the use of $2.3 million consisted of $5.4 million for capital expenditures, offset by $3.1 million in net cash acquired in connection with our purchase of White Amber. We expect to invest approximately $5.0 million in capital expenditures in the 12-month period following December 31, 2004, primarily to acquire additional hosting infrastructure, which excludes additional equipment that will be acquired under our operating lease arrangements. We anticipate utilizing a portion of the proceeds of our new loan arrangement with Goldman Sachs to fund this investment in fixed assets.

      In connection with our acquisition of White Amber in October 2003, we acquired $3.1 million in net cash and assumed liabilities of $4.6 million. Of the $4.6 million assumed, $2.8 million was comprised of debt obligations with payment terms through April 2005 and May 2006, respectively. See “Net Cash Provided by/Used in Financing Activities.”

     Net Cash Provided by/Used in Financing Activities

      Net cash provided by financing activities was $14.6 million in the six months ended June 30, 2005, compared to net cash provided by financing activities of $3.8 million in the six months ended June 30, 2004. The change resulted mainly from the new financing arrangement negotiated in April 2005 with Goldman Sachs, net of amounts repaid to National Bank of Canada.

      Net cash used in financing activities was $0.2 million in fiscal 2004, compared to net cash provided by financing activities of $0.7 million in fiscal 2003 and net cash used in financing activities of $0.5 million in fiscal 2002. For all years, the activity consisted primarily of net proceeds from long-term debt secured by our assets, including new equipment purchases.

      We have historically maintained a financing arrangement with National Bank of Canada. This agreement had been in place since 1999, as renewed and amended, and we were not in compliance with this agreement as of December 31, 2004. In January and March 2005, we amended our agreement with National Bank of Canada, and we were in compliance with the amended agreement. In April 2005, we terminated our debt arrangement with National Bank of Canada and repaid all amounts owed to National Bank of Canada. Concurrently, we entered into a new loan agreement with Goldman Sachs. We have no further borrowing capabilities with National Bank of Canada as of June 30, 2005.

      Under the new $20.0 million term loan with Goldman Sachs, which was closed on April 25, 2005, we received net proceeds of approximately $15.5 million net of deferred financing costs and the repayment of outstanding amounts to National Bank of Canada, and have gross debt outstanding of $19.5 million as of June 30, 2005. The deferred financing costs will be amortized to interest expense over the life of the term loan. The term loan bears interest at LIBOR plus 6.0%, and interest payments are due monthly. A portion of the proceeds of the term loan are restricted as to our ability to access the funds. At the inception of the term loan, this restriction was $7.5 million plus an amount equal to the accrued dividend on our Series D preferred stock, which was $0.6 million at the inception of the loan. The $7.5 million portion of the restriction reduces to zero through September 30, 2006, at which point the total restriction will remain at an amount equal to the accrued dividend on the Series D preferred stock. Mandatory early payment of the loan is provided for under certain circumstances, such as generation of excess cash flows in excess of $0.25 million per year from unusual sources such as sales of assets or insurance proceeds, or issuance of debt or issuance of equity securities in excess of $30.0 million. Additionally, we may voluntarily prepay the term loan. If we do, certain premiums are required to be paid in addition to the repayment of the principal. The term loan is collateralized by a substantial majority of our assets, including our intellectual property. We are subject to certain covenants in order to maintain this term loan. The positive covenants include the following financial covenants, as defined in the credit agreement: minimum application revenue ranging from $10.9 to $68.8 million, minimum liquidity ranging from $15.6 to $3.6 million, minimum current ratio ranging from 1.2:1.0 to 1.0:1.0, minimum EBITDA ranging from $1.0 to $9.0 million, maximum capital expenditures ranging from $2.9 to $5.5 million, and minimum cash levels ranging from $8.2 to $1.3 million. The negative covenants include restrictions on the ability of our subsidiaries to pay dividends to us and restrictions on our ability to: incur indebtedness and liens, grant further negative pledges, pay dividends and repurchase capital stock, make investments and loans, undergo a change of control, sell assets or make acquisitions, enter into sale and lease back transactions, enter into transactions with our affiliates, change our business or fiscal year, or prepay indebtedness. We are also subject to affirmative covenants that require us to: deliver certain financial statements and other reports, maintain our existence, comply with laws, maintain our properties, maintain insurance, permit inspections of our properties and books, and take steps to maintain the lender’s security interest in our present and future assets.

      Principal maturities of the Goldman Sachs debt are as follows (in thousands):

2005	$1,000
2006	2,000
2007	2,000
2008	14,500
Total	$19,500

      In addition to the amounts outstanding to Goldman Sachs, we had $1.2 million outstanding as of June 30, 2005 under loans from other unrelated third parties. These loans are subject to interest rates ranging from 6.00% to 15.89% and mature at varying dates.

      We do not participate in transactions that involve unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Excluding operating leases for office space, computer equipment, and third party facilities that host our applications, that are described below, we do not engage in off-balance sheet financing arrangements.

     Contractual Obligations

      We generally do not enter into long-term minimum purchase commitments. Our principal commitments, which are not included in our debt agreements discussed above, consist of obligations under leases for office space, operating leases for computer equipment and to a lesser extent for third-party facilities that host our applications. At June 30, 2005, the future minimum payments under these commitments were as follows (in thousands):

	2005	2006	2007	2008	2009	Total

Term and equipment loans	273	567	364	8	—	1,212
Facility leases	875	1,581	1,129	382	227	4,194
Operating equipment leases	1,578	3,050	1,932	121	—	6,681
Third-party hosting facilities	558	561	—	—	—	1,119

Total contractual cash obligations	3,284	5,759	3,425	511	227	13,206

Interest payments	32	37	7	—	—	76

      Legal expenditures could also affect our liquidity. We are regularly subject to legal proceedings and claims that arise in the ordinary course of business. For example, in the fourth quarter of 2004, we settled a lawsuit with Bernard Hodes Group. See Note 10 of the Notes to Consolidated Financial Statements. Litigation may result in substantial costs and may divert management’s attention and resources, which may seriously harm our business, financial condition, operating results and cash flows.

      We believe our existing cash and cash equivalents and cash provided by operating activities, together with the anticipated proceeds of this offering, will be sufficient to meet our working capital and capital expenditure needs, as well as to service our debt obligations, for the foreseeable future. However, our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of spending to support product development efforts and expansion into new territories, the timing of introductions of new applications and enhancements to existing applications, and the continuing market acceptance of our applications. To the extent that funds generated by this offering, together with existing cash and securities and cash from operations, are insufficient to fund our future activities, we may need to raise additional funds through public or private equity or debt financing. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, applications or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Quantitative and Qualitative Disclosures about Market Risk

     Foreign Currency Exchange Risk

      Our revenue is generally denominated in the local currency of the contracting party. The majority of our revenue is denominated in U.S. dollars. In 2004, 9% and 6% of our revenue, was denominated in Canadian dollars and currencies other than the U.S. or Canadian dollar, respectively. Our expenses are generally denominated in the currencies in which our operations are located. Our expenses are incurred primarily in the United States and Canada, including the expenses associated with our research and development operations that are maintained in Canada, with a small portion of expenses incurred outside of North America where our other international sales offices are located. We maintained $0.3 million of debt denominated in Canadian dollars as of June 30, 2005; however, a significant portion of this debt has been eliminated and refinanced by debt denominated in U.S. dollars as a result of our new loan agreement with Goldman Sachs. Our results of operations and cash flows are therefore subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Canadian dollar, and to a lesser extent, to the Australian dollar, British pound, euro, Singapore dollar and New Zealand dollar, in which certain of our customer contracts are denominated. In 2004, the Canadian dollar increased in value by approximately 8% over the U.S. dollar on an average annual basis. This change in value resulted in a net decrease to our earnings of $1.3 million in 2004. This decrease was comprised of increased revenue of $0.4 million, offset by $0.3 million of additional cost of sales and incremental operating expenses of $1.4 million. If the U.S. dollar continues to weaken, compared to the Canadian dollar, our operating results may suffer. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any derivative financial instruments for trading or speculative purposes. In the future, we may consider entering into hedging transactions to help mitigate our foreign currency exchange risk.

     Interest Rate Sensitivity

      We had cash and cash equivalents, of $5.8 million at June 30, 2005. This compares to $5.8 million at December 31, 2004 and $18.2 million at December 31, 2003 (which includes $9.7 million of payments received in December 2003 and subsequently remitted to the labor suppliers in January 2004). These amounts were held primarily in cash or money market funds. Cash and cash equivalents are held for working capital purposes, and restricted cash amounts are held as security against various of our debt obligations. We do not enter into investments for trading or speculative purposes. Due to the short-term nature of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Declines in interest rates, however, will reduce future interest income.

      Our exposure to market risk has historically also related to the increase or decrease in the amount of interest expense we must pay on our outstanding long-term debt. At June 30, 2005, we had $20.7 million in debt outstanding under long-term debt arrangements. A significant portion of these balances are subject to variable interest rates that increase or decrease based on the lender’s prime rate. To the extent that the prime rate increases, or decreases, we will be subject to a fluctuating amount of interest expense. The risk associated with fluctuating interest expense is limited to these debt instruments and we do not believe that a 10% change in the prime rate would have a material effect on our interest expense.

Recent Accounting Pronouncements

      In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment,” or SFAS 123R, which requires companies to expense the fair value of employee stock options and similar awards. SFAS 123R is effective for publicly-traded companies on their next fiscal year or quarter that begins after June 15, 2005. In April 2005, the Securities and Exchange Commission announced a new rule that amends the compliance date for adoption of SFAS 123R. The new rule extends the required adoption of SFAS 123R for companies with calendar fiscal years to the first quarter of 2006. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards, with limited exceptions. On January 1, 2006, we will implement SFAS 123R on a modified prospective basis whereby all new awards granted after the date of adoption, as well as the vesting relating to all prior grants, will be recorded as an expense in the statements of operations. We are currently in the process of evaluating the effect of implementation of SFAS 123R, however, the effect of this pronouncement on our results of operations is expected to be material. The historic pro forma effect is disclosed below in Note 2 of the Notes to Consolidated Financial Statements.

Recently Adopted Accounting Pronouncements

      On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” or SFAS 150. SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The application of this standard resulted in the reclassifying of our Class B common stock (which obligation is approximately $242) to the liability category. There were no other impacts related to the adoption of this standard.

BUSINESS

Overview

      We deliver on demand talent management solutions to organizations of all sizes. We enable organizations to recruit, assess and manage their workforces for improved business performance. Organizations seek to improve their talent management processes not only to reduce the time and costs associated with these processes but, more importantly, to enhance the quality, productivity and satisfaction of their workforces. Taleo customers use our solutions to achieve these goals. Our solutions enable our customers to better align workforce skills and competencies with business needs, build a higher quality workforce, increase employee retention and productivity, reduce the time and costs associated with talent management, increase process consistency and ease the burden of regulatory compliance. Our solutions are highly configurable, enabling our customers to create variable workflows to address the unique talent management requirements associated with different employee types, locations, and regulatory environments. This flexibility allows us to deliver tailored solutions without the need for source code customization. Our solutions support workforce analytics, such as staffing metrics reporting, process benchmarking and employee skills inventory management. We deliver our solutions on demand through a standard web browser. Our vendor hosted model significantly reduces the time and costs associated with deployment of traditional software solutions by eliminating the need to install additional hardware and software to run our solutions.

      We market our enterprise talent management solution, Taleo Enterprise Edition, to medium to large-sized organizations through our direct sales force and indirectly through our strategic partnerships with business process outsourcing providers. We market our talent management solution for small to medium-sized organizations, Taleo Business Edition, through our telesales team and Internet marketing efforts. We deliver our solutions to approximately 330 customers. Our customers include many of the Fortune 500, as well as small to medium-sized organizations from a variety of industries. Some of our largest customers by revenue in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors are HP, DuPont, Pitney Bowes, P&G, Starbucks, Shell, UnitedHealth Group, Washington Mutual and Yellow Corporation.

      We are a Delaware corporation and were incorporated in May 1999. In November 1999, we entered into an exchangeable share transaction with a Quebec corporation, 9090-5415 Quebec Inc. As a result of the transaction, the corporation became our subsidiary and its shareholders exchanged their shares for exchangeable shares as further described below in “Description of Capital Stock.” Taleo (Canada) Inc., our Canadian operating subsidiary, is a wholly owned subsidiary of 9090-5415 Quebec, Inc. and the majority of our research and development efforts are conducted through Taleo (Canada) Inc. In October 2003, we acquired White Amber, Inc. in order to expand our product offerings. The White Amber acquisition expanded our offerings to provide the technology and expertise to manage talent for contingent, or temporary, and contract workers. The White Amber solution has become Taleo ContingentTM, our solution for managing temporary staffing requirements of large organizations. We are in the process of integrating Taleo Contingent onto our technology platform to provide our customers with a single platform for their talent management needs. In March 2005, we acquired Recruitforce.com to expand our product offerings into the market for small to medium-sized organizations. Recruitforce.com’s product offering has become Taleo Business EditionTM, our talent management solution that can be accessed and used through a self-service model by small to medium-sized organizations, stand-alone departments and divisions of larger organizations, and staffing companies.

Industry Background

      Talent management is a complex process with multiple, interconnected elements that together play a vital role in attracting, assessing and enhancing the quality and satisfaction of an organization’s valuable human capital. Organizations no longer view human capital solely as an expense to be minimized, but instead as an asset to be maximized. This shift in thinking has mirrored the evolution of talent management from a manual, paper-based practice to a technology-enabled, organization-wide process.

     Traditional Staffing Management

      Over the past decade, organizations have begun to understand the need to invest in more sophisticated enterprise talent management solutions. Historically, companies used manual, paper-based processes and a variety of internally developed practices to manage distinct elements of enterprise staffing including recruiting, hiring, retention and internal mobility, as well as processes associated with non-permanent staff, whether project-based consultants or contingent staff. These inconsistent, inefficient, and time consuming processes resulted in significant expenses, a high degree of risk associated with regulatory non-compliance and variance in the quality of individual hires and deployment of personnel. The most qualified external candidates were often lost due to the inefficiency of the manual approach, and employees seeking advancement were often more apt to evaluate opportunities outside of their employer’s organization due to poor internal mobility processes. The manual practices related to talent management and particularly staffing practices, including paper resume exchange, spreadsheet-based candidate and employee databases, and manual workforce management practices, were particularly ineffective in both high growth and large, complex organizations. Furthermore, permanent and contingent talent acquisition and management processes have traditionally been managed by different departments: human resources and procurement, respectively. Although solutions to manage the temporary workforce existed, few were vendor neutral or provided advanced features such as project and vendor management and the ability to negotiate simultaneously with multiple vendors to help reduce costs and increase quality. These solutions also lacked accurate tracking of overall temporary workforce needs and compliance.

     The Emergence of Online Job Boards and Applicant Tracking Systems

      The proliferation of enterprise software applications and broad-based Internet adoption led to the emergence of first-generation staffing technologies and tools aimed at the basic automation of existing hiring processes within recruiting departments. During this time, electronic job boards emerged as an alternative to traditional print advertising as an important means by which companies disseminated employment opportunities and collected candidate resumes. Additionally, companies began to leverage corporate branding and websites with career sections to both advertise job openings and to allow for online job research and application submission by a broader audience of potentially interested candidates. The advent of electronic posting of both job opportunities and candidate resumes led to an unprecedented influx of applications and resumes to corporate recruiters and hiring managers. With this increase in the volume of applicants, manual screening of resumes and candidate relationship management became more cumbersome, time consuming and expensive.

      Organizations began to recognize that their inability to consistently and effectively process, sort, screen and match the substantial inflow of candidates with job opportunities increased their cost of hire and time to hire. Additionally, organizations experienced a negative effect on their corporate reputations, and potentially increased their legal exposure, as a result of disenfranchised job applicants who often believed they did not receive fair evaluation or feedback. To address these issues, software vendors developed solutions known as applicant tracking systems, or ATSs, to collect and search candidate resumes and track candidate status. ATSs primarily enabled recruiters to organize and search resume content for key words or phrases. In recent years, large enterprise software companies, such as enterprise resource planning, or ERP, vendors including Oracle and SAP, added ATSs to their offerings.

      These basic ATS offerings may enable companies to reduce the time and expense associated with hiring employees as organizations automate discrete, high volume transactions. However, neither electronic information exchange nor resume processing addresses the fundamental need to more effectively align workplace selection with business needs, and consistently attract, select, hire and retain top talent. As a result, these offerings do not significantly improve the return on investment in human capital or the quality of the workforce. Following the implementation of first- and second-generation ATSs, many organizations found that the simple automation of traditional and often flawed recruiting processes might only increase the frequency and quicken the pace at which sub-optimal candidates are hired, which increases the ongoing costs associated with training, turnover, and workforce inefficiency.

     The Emergence of On Demand Software as a Service

      While organizations attempted to address the changing environment of talent management, they also struggled to realize the expected functional and economic benefits of traditional client/server enterprise software applications. To support most enterprise applications, organizations were required to make sizable upfront and ongoing investments in IT infrastructure, including computer systems, networks, software licenses and maintenance fees. Additionally, customers generally require the services of internal staff and IT consultants to customize, maintain and upgrade traditional enterprise applications. In an attempt to address these challenges, some enterprise software application vendors have adapted their legacy products to be accessible over the Internet. However, as these products were not designed to be delivered over the Internet, they have generally suffered from performance and usability issues.

      With dramatic declines in the pricing of computing technology and network bandwidth and more reliable Internet infrastructure, a new model for enterprise computing emerged: the on demand, or software as a service, model. On demand delivery allows substantial components of IT infrastructure to be provisioned and delivered dynamically as a service over the Internet. A wide variety of software applications that were developed specifically for Internet use are now being delivered on demand. The on demand model allows businesses to reduce their total cost of ownership by eliminating the need to install and manage hardware and third-party software in-house, and puts most of the accountability for the delivery and operation of the system on the vendor. The on demand model also allows the vendor to more efficiently share both the computing infrastructure and code base with a larger number of users, thus enabling better quality and a faster pace of innovation and upgrades.

     Market Opportunity

      Over the past few years, organizations have automated most critical business functions. While this automation has generated large volumes of data and business information, the critical knowledge within organizations resides with employees. Accordingly, much of the value of the organization resides in its human capital. To increase their return on investment in human capital, organizations have begun to shift their focus from traditional cost-and time-per-hire metrics to more strategic considerations such as time-to-productivity, internal mobility and employee retention, and employee contribution measures. Systematically pursuing these goals increases overall workforce productivity by enabling effective assignment and redeployment of talent more optimally aligned with business needs. A comprehensive view of talent management requires solutions that not only automate discrete recruiting transactions, but also improve the effectiveness and consistency of staffing processes through a more consistent competencies inventory management process, thereby increasing the quality of hire, employee retention, and productivity.

      According to data from the Bureau of Economic Analysis, an agency of the U.S. Department of Commerce, the amount spent on U.S. labor in 2004 was approximately $6.6 trillion, or 57% of total gross domestic product. With labor comprising such a significant percentage of corporate cost structures, many organizations have acquired technologies and outsourced staffing-related functions in an effort to reduce costs and improve efficiency of their human capital assets. In October 2004, an independent market research firm, International Data Corporation, or IDC, estimated that recruiting and staffing service spending would grow from $29.9 billion in 2003 to $47.1 billion by 2008, a compound annual growth rate of 9.5% during that period. A fast growing component of this aggregate IDC forecast, the end-to-end hiring process automation solutions market, is expected to grow from $239 million in 2003 to approximately $727.9 million in 2008, which represents a compound annual growth rate of 24.9%. This estimate does not include the market for end-to-end hiring process automation solutions outside of the United States, but we believe that a market exists for these solutions outside of the United States.

Talent Management Requirements

      In order to sustain a competitive advantage in today’s knowledge economy, organizations must capitalize on human capital as their most important asset, not only optimizing staffing, but also talent management and employee mobility processes. These processes must enable organizations to:

      Attract and Retain Top Talent. The process of attracting, hiring and retaining the best available staff is critical to every company’s long-term operational and financial success. Companies have acknowledged that the talent and satisfaction levels of their workforces have direct implications on product quality, customer service and relationships, brand equity, financial performance and competitive positioning. To maximize the long-term benefits of the staffing process, employers must hire employees that will make long lasting and substantial contributions. Real-time screening, assessment and communication are necessary capabilities to quickly capture the best internal and external candidates. Time-to-hire and cost-per-hire are ineffective performance metrics. Poor hires that stay with an organization are unproductive and have a recurring negative effect on the value of the organization. To retain top talent and place the right employees in the right positions, companies also require sophisticated processes and technology to enable employee career preference management and internal mobility.

      Implement Effective and Consistent Talent Management Processes. Effective staffing processes exhibit a balanced combination of agility, low variance and defensibility. Managing the staffing process for large and complex organizations requires both extensive domain expertise and advanced technology that is configurable to support diverse business needs, candidate expectations, cultural norms and regulatory environments. The candidate facing processes and internal staffing processes must be aligned, comfortable to the candidate, and capable of supporting the business drivers of the organization. Slow screening processes often result in a more costly and lower quality of hire as top candidates are most likely to quickly find new employment opportunities elsewhere. In order to achieve consistently high quality outcomes, organizations’ hiring processes and technologies must deliver consistency and increased speed. In addition, they must enable defensible processes which can assist with regulatory compliance and protection against potential claims of discrimination.

      Enable Extensive Talent Assessment. Beyond technical skills and work experience, the assessment of both employees’ and candidates’ behaviors, personalities and “soft” competencies ensures shorter training requirements, optimal fit with organizational and work-group cultures as well as fitness for particular work functions. Organizations are seeking advanced assessment tools that yield significant cost savings, elevate quality of workforces for increased productivity, and increase rates of retention. Integrating assessment into overall talent management processes and technologies further enables workforce optimization.

      Match Skills and Job Requirements. To maximize their return and the alignment of their human capital with business needs, organizations must more effectively match skill sets against specific needs of unfilled job opportunities across an organization. Organizations with ineffective candidate screening processes will likely incur significant ongoing costs associated with extended learning curves for new hires, low productivity and high turnover. Organizations that record job specifications and update candidate and employee data structured by skills and competencies, rather than by resume content, are able to match skills against the immediate and longer-term needs of the organization. Skills-based matching requires innovative technologies that substantially increase the quality of hire, reduce time- and cost-to-productivity, enhance job satisfaction and enable internal mobility and workforce optimization.

      Promote Workforce Agility. Building talent management processes that support workforce mobility enables organizations to become more agile in response to marketplace changes, with minimal disruption of current work. Empowering employees to manage and communicate their career preferences and aspirations increases retention of top talent and helps ensure that organization managers have an ample pool of current employees with the skills to support new and changing business and organizational initiatives.

      Measure Talent Management Process Effectiveness. In order to drive continuous improvement in both talent management and return on human capital, organizations need to measure and analyze the effectiveness of end-to-end talent management processes. Organizations seek to quantify the contributions of their staff to the overall organization’s success, leading to greater focus on workforce management analytics. Workforce analytics tools enable organizations to identify the best sources for new hires, uncover deficiencies in staffing processes, and begin proactive workforce-planning efforts. Substantial investment in new technologies, tools and training are required to enable organizations to more effectively extract accurate information, evaluate absolute performance and trends, benchmark against competitor performance, and design and implement continuous staffing process improvements.

The Benefits of Our Approach

      Just as supply chain optimization maximizes the return on physical assets, our talent management solutions help maximize the return on human capital by enhancing the alignment of workforce to business needs, increasing the quality and speed of hires, enabling the assessment and skills inventory of employees and promoting effective employee mobility. By driving organization-wide participation in the talent supply chain, we help our customers to establish systematic processes and enable these processes through the use of our configurable technology to increase the quality and satisfaction of their workforces.

      The key benefits of our solutions include:

Systematic Approach to Talent Management Processes. Our solutions standardize talent management to help organizations place the right individuals in the right positions, at the right time. This systematic approach enables an organization to significantly reduce the time and cost associated with talent management processes and the inevitable variance in the quality of employees that results from non-standard processes. Our solutions also document each step in the talent management processes, supporting auditability and thereby reducing the risk associated with failure to comply with various regulatory requirements established by government agencies. Our systematic approach extends to workforce mobility within the organization to increase the retention of strong performers.

Comprehensive Suite of Solutions. Our talent management solutions address the needs of organizations of many sizes and those with diverse workforces that include professional, hourly and temporary staff. The extensive configurability of our solutions enables our customers to design workflows to meet the different needs of centralized and decentralized organizations within diverse business units and geographic regions. Our customers use our solutions to address their talent management needs as their businesses grow and evolve.

Embedded Domain Expertise. We have developed an extensive knowledge base of staffing models that we call talent topologies. This knowledge base accelerates the recognition and implementation of industry-specific staffing processes within various geographic regions. The Taleo Talent Topologies Knowledge Base reflects years of industry experience which allows our customers to benefit from a diverse library of best practices, workflows and other solution content that we have developed in their industry through previous successes.

Ease of Use and Integration. We have designed our solutions for ease-of-use by non-technical staffing professionals, managers, candidates and employees. The intuitive look, feel and operation of our applications allow users to rapidly realize the benefits of our solutions and reduce the amount of user training required to deploy our applications. The combination of the power and simplicity of our technology has driven high rates of user adoption within our customer deployments. We also provide integration solutions that enable our offerings to be quickly integrated with ERP systems and with the systems of additional staffing services providers.

Talent Analytics. Our solutions include talent analytics tools that enable our customers to track the efficiency and effectiveness of their talent management processes. Our solutions allow customers to design different workflows for various human capital and staffing departments within their organizations. Our analytics tools provide an organization-wide view of the talent management processes and results. By measuring the results of talent management processes across an organization, our customers can refine best practices within their organizations, thereby improving the overall effectiveness of their talent management processes.

Increased Workforce Productivity. Our customers use our solutions to reduce the time-to-hire and the time-to-productivity, and to increase the agility of the workforce. We maintain extensive databases of candidate and employee skill sets, assessments, and job requirements so our customers can more accurately match individuals to positions. Our solutions match individuals with the requisite skill sets to the appropriate jobs, thereby reducing the average learning curve and time to productivity for new hires and employee transfers. Our solutions allow employees to more easily transfer to new positions within the organization that match their skill sets and preferences, a process that fosters increased retention of employees.

      The key benefits of our business model include:

Ease of Deployment through the On Demand Model. Our hosted, on demand delivery model enables our customers to deploy our solutions quickly, by avoiding the time required to procure, install, test, implement and maintain the hardware and software needed to support traditional client/server applications. Our consultants are available to assist customers in the deployment of our solutions and help them define and implement their talent management processes. Our delivery model also allows our customers to benefit from the ongoing improvements of our solutions without enduring the time consuming and costly process of a system-wide upgrade. Finally, we believe that our on-demand model facilitates the distribution of our solutions to geographically remote marketplaces.

Single Version of Application Source Code. We maintain a single version of each release of our software applications. By eliminating the significant expense associated with customization, we are able to focus our development investment on improvements to our existing applications, as well as new applications, that benefit all of our customers. Our delivery model enables us to upgrade all of our customers to new versions of our solutions more quickly and easily than traditional software models. The standardization of our code base not only reduces the cost of our solution but also facilitates the rapid delivery of enhanced technology to our customers. Furthermore, through in-depth quality control and testing within our controlled IT environment, we believe our configurable solutions deliver higher levels of reliability than customized individual solutions.

Configurability. We build extensive configurability into our solutions so that our customers can deploy our applications in a manner consistent with their business drivers. Such flexibility enables us to configure our functionality for a specific industry or type of hire, such as recent college graduates or experienced engineers, without the need for customized code. Our configurable solutions serve the needs of complex organizations that have different requirements in different locations and business segments, yet require organization-wide availability, reporting and employee mobility. Customers also have the ability to enable or disable specific functionalities, structuring their solutions to meet specific business needs.

Secure, Scalable Infrastructure. We have designed our infrastructure to scale with the needs of our current and future customers. We maintain the security infrastructure to offer access to our solutions via a point-to-point virtual private network or a single-sign-on within our customers’ domains. Our Java-based applications run on standard hardware and software and are load-balanced across multiple servers to maximize availability. Each tier of our architecture has been configured for independent operation and scalability to provide customers with performance and reliability.

Lower Total Cost of Ownership. Our hosted, on demand delivery model reduces the total cost of ownership for our customers by shifting the expense of designing, procuring, installing, testing and maintaining the infrastructure needed to support our applications to us. By delivering our solution on a shared, yet secure, infrastructure, we enjoy economies of scale in our deployments that our customers could not achieve through a proprietary implementation.

Recurring Revenue. We sell our software using a subscription model that provides increased levels of recurring revenue and long-term predictability relative to perpetual license models. Our typical subscription agreements run approximately two to three years in duration and we have enjoyed high renewal rates since we began offering our solutions. We believe that the recurring nature of our subscription fees provides an ongoing base of revenue that helps us to better predict our financial performance in future periods.

Our Strategy

      Our strategy is to be the leading global provider of talent management solutions. Key elements of our strategy include:

Extend our Technology Leadership. We believe we have established advanced technological capabilities and competitive advantages through extensive development on a single platform. As of June 30, 2005, we employed 197 professionals in our product management and development organizations. They support an integrated solution platform that is highly configurable to meet the diverse needs of our customers. We intend to leverage our experience and our development resources to enhance our technology and capitalize on the talent management market opportunity.

Expand our Solution Offerings. We plan to expand our suite of solutions to deliver more value to our customers through our internal development initiatives, such as our Taleo HourlyTM solution enhancement introduced in February 2004. We may also pursue strategic acquisitions to broaden our suite of solutions, such as our acquisitions of White Amber in October 2003 to add a contingent staffing solution and Recruitforce.com in March 2005 to add a solution that addresses the needs of small to medium-sized organizations. We intend to develop solutions that address additional aspects of enterprise talent management, which involves the integration of comprehensive and dynamic sources of human capital demand and supply with decision support and business analytics.

Build Upon our Domain Expertise. We have compiled extensive industry-specific talent management knowledge in a structured platform that we call our Talent Topologies Knowledge Base. We will continue to work closely with our customers to further enhance our content and technology offerings to meet the unique needs of specific vertical markets.

Increase Penetration of our Existing Customer Base. We have approximately 330 customers, many of which are large organizations that have not deployed all of our solutions throughout their entire organization. We intend to cross-sell our existing solutions and our future solutions to our existing customer base.

Partner with Additional Leading Business Process Outsourcing Organizations. We intend to establish our solutions as the accepted standard for talent management practices at leading business process outsourcing, or BPO, organizations. We intend to invest in our partnership strategy to gain access to organizations that have chosen to broadly outsource human resource functions.

Expand our Multinational Presence. We believe the increasing globalization of large organizations provides us with substantial opportunities to capitalize on our leadership in global deployments. We intend to expand our efforts to deploy our solutions to more companies that are based outside of North America. We also intend to enhance our multinational functionality and continue to invest in our international sales, marketing and customer support organizations.

Expand our Target Market Opportunity. We intend to significantly expand our customer base beyond large organizations to include small to medium-sized organizations through marketing campaigns offering our Taleo Business Edition product line.

Our Solutions

      We offer two suites of talent management solutions: Taleo Enterprise Edition and Taleo Business Edition. Taleo Enterprise Edition is designed for medium to large-sized, multi-national organizations and addresses multiple staffing types, including professional, hourly, traditional contingent and project-based contractors with support for multiple languages as well as differing geographic and cultural requirements.

Taleo Business Edition is designed for small to medium-sized organizations, stand-alone departments and divisions of larger organizations, and staffing companies.

      We specifically design solutions to be delivered primarily on demand through a standard web browser. Our solutions are accessed through intuitive applications designed for corporate recruiters, managers and system administrators. The candidate-facing portions of Taleo Enterprise Edition are available in 13 languages, including Chinese and Japanese. Taleo Business Edition is currently available in 2 languages.

     Taleo Enterprise Edition

      Taleo Enterprise Edition includes three primary product offerings that enable large, complex organizations to successfully manage talent. We also provide add-on modules that allow our solutions to be tailored, meeting the specific needs of our customers. Our three primary product offerings are:

Taleo Professional TM enables organizations to manage professional, non-hourly talent management functions, including attracting and evaluating candidates and employees, matching skills against job opportunities, candidate relationship management and internal employee mobility. Taleo Professional provides many-to-many matching of all candidates and employees against available job opportunities, and includes variable workflows for different types of workers, locations, workgroups and regulatory environments, as well as resume processing capabilities and third-party integration capabilities.

Taleo HourlyTM provides screening and validated assessment content, skills matching and resume processing capabilities, in-depth reporting, configurable workflows and third-party integration capabilities. The Taleo Hourly solution can be configured to fit unique and dynamic business requirements for hourly workers across various industries. Our solution provides customers with a variety of candidate application methods, such as in-store staffing stations, digital pen and paper, voice and online applications.

Taleo ContingentTM automates and simplifies temporary labor procurement and management. Taleo Contingent integrates an organization’s existing staffing supplier bases and provides the flexibility to select any supplier, including only preferred suppliers, based on needs, preferences and negotiated contracts. The solution gives hiring managers easy access to data on vendor past performance, rankings and billing rates, as well as detailed information about individual temporary workers. The solution efficiently matches qualified temporary workers to tasks, and measures their performance against organizational standards. Taleo Contingent provides a combination of application functionality and managed services that facilitates the ongoing management of temporary workforce programs on a vendor neutral basis. Sold as a module with Taleo Contingent,Taleo ProjectsTM helps organizations manage large consulting projects.

The additional modules that we offer to complement our primary product offerings include:

Taleo Workforce MobilityTM helps effectively align an organization’s existing workforce with changing business needs by matching the key elements of employee capabilities, training, and future career preferences with job requirements. Career preference management provides organizations with the ability to understand not only employee skills but also their future career plans. Employees are able to update their profiles, receive notices of matching opportunities, and access corporate-wide opportunities through internal career sites.

Taleo CampusTM automates the logistical and administrative burden of campus recruitment programs through school and program-based candidate categorization and workflow. The solution allows organizations to better attract and build relationships with the right students, reduce candidate obsolescence and better match students with jobs, to decrease time-to-productivity, as well as to increase retention.

Taleo AgencyTM directly links organizations with staffing agencies, allowing pre-approved third-party recruiters to directly submit candidates to our skills-based platform, saving significant time and costs for screening and selection. Recruiters and hiring managers use a single system to source and prescreen the best candidates, compare agency candidates with those currently in a customer’s database, and ensure that there is no duplication between the candidates agencies submit and those that apply directly to the organization, regardless of application method.

Taleo Regulatory & DiversityTM provides organizations with the ability to create consistent and scalable staffing processes that help to reduce exposure to lawsuits and regulatory actions, comply with the requirements of certain government contracts, support auditability reduce administrative costs and improve the quality of hire through support of diversity programs.

Taleo AssessmentTM enables organizations to systematically assess candidates’ and employees’ fit with organizational cultures and the needs of specific positions, by using either their own, third-party, or our proprietary behavioral and personality tests. The solution includes an application for either third-party or customer-employed industrial organization psychologists to define and manage assessment content, scoring algorithms and hiring bands. The output of this application is included in the overall candidate profile. The solution also includes the ability for a candidate to easily complete assessments online or via in-store staffing stations, such as those used in retail stores, or other alternative means.

Taleo IntegrationTM includes our toolkit, which integrates our solutions with leading ERP solution providers such as Oracle, including former PeopleSoft applications, and SAP, enabling organizations to leverage their investment in such solutions and benefit from our best-of-breed functionality. Our solution also integrates staffing and assessment services from third-party providers such as background checking, tax credit screening and more on our common platform.

Taleo ReportingTM provides comprehensive data analysis capabilities that enable our customers to make continuous process improvements. Taleo Reporting transforms talent data into the critical information necessary to manage critical processes, allocate staffing and sourcing funds, identify procedural bottlenecks and inefficiencies, and measure return on investment. The Talent Metrics Reporter offers standard proprietary reports as well as ad-hoc and custom reports that can be generated in real time. The standard reports focus on commonly used metrics that allow customers to observe and analyze staffing processes and results across the organization.

Taleo ACE BenchmarkingTM provides a strategic view of enterprise staffing initiatives across all of our clients, providing a means to benchmark individual company performance in relationship to other companies.

     Taleo Business Edition

      Taleo Business Edition is our on demand talent management solution for small to medium-sized organizations, stand-alone departments and divisions of larger organizations, and staffing companies. The intuitive nature of the user interface allows users to create a custom talent management system with easily configurable fields, layouts, views, workflow, reports, and integration. We offer four service options:

Taleo Business Edition — Personal provides applicant tracking for individual users. It includes candidate recruiting life-cycle management, requisition management and contact management. With our Personal Service offering, recruiters can have a hosted career website, multilingual support, and access to both standard and customized reports.

Taleo Business Edition — Standard makes all the functionality of the Personal Service available to recruiting departments and teams. Additional features include interview management and agency access.

Taleo Business Edition — Plus includes all the functionality of the Standard Service with additional capabilities to have multiple career websites and multiple application forms.

Taleo Business Edition — Premium contains all the advantages of the Standard Service in a more scalable package for corporate needs. Features of Premium Service include unlimited reports, web APIs for integration and additional customization options.

Technology

      Historically, we have maintained our solutions on a common technology infrastructure. Integration efforts for our Taleo Contingent solution, obtained through our acquisition of White Amber in October 2003, are scheduled for substantial completion in 2005. The technology we obtained in our acquisition of Recruitforce.com in March 2005 is in the process of being integrated into our hosting and support infrastructure while remaining on its current single code base.

      Our solutions reside on a common proprietary platform, configurable for complex operations, that provides organizations with a comprehensive view of their workforces. Together, the Structured Enterprise Talent Platform and the Configurable Staffing Process Platform represent the foundation for Taleo Enterprise Edition.

The Structured Enterprise Talent Platform maintains the data elements required by our solutions. The data structure within the Structured Enterprise Talent Platform, or Talent Master, includes information on skills, competencies, experience, behaviors and level of interest in a skill or competency that can be matched to job requirements. This platform also allows candidates and current employees to submit their skills profiles to a company to be matched to jobs as they become available. The platform also enables an organization to inventory and search the skills of its candidates and current employees to decide between internal and external hires for new business initiatives and measure gaps in skills existing in its current workforce.

The Configurable Staffing Process Platform provides the foundation for deploying our solutions throughout an organization while adapting it locally according to the organization, location, applicable laws, local staffing model, types of hires and internal mobility requirements. Our platform allows our customers to configure our solution to meet their specific needs according to their internal staffing workflows.

      We deliver our solutions on a hosted, on demand basis. Our technology infrastructure is designed to achieve high levels of security, scalability, performance and availability. We believe that our architecture allows us to deliver our solutions to customers more cost effectively and faster than traditional enterprise software providers. We maintain a single version of each release of our software applications within our controlled IT infrastructure. All of our solutions are accessed through a web browser and are non-intrusive. Our solutions provide a rich, intuitive interface that our customers use to access their data with secure user names, passwords and role-based access rights. Our Java-based applications run on standard hardware and software and are load balanced across multiple servers to provide consistent availability and performance. We license technology from third-party software vendors, including Business Objects, Oracle and webMethods.

      Our solutions operate on Linux operating systems and common open-source components for enhanced reliability and a scalable and secure computing environment that can accommodate significant increases in activity. Our secure infrastructure includes web transaction monitoring Secure Socket Layer offload and anti-virus appliances and systems that help us to detect and prevent unauthorized access. Our multi-tier application architecture has been configured for independent operation and scalability to provide customers with performance and reliability.

      We maintain our primary technology infrastructure in two third-party hosting facilities in the United States, operated by Internap in New York City and IBM in San Jose, California. Internap also provides us with our Internet connectivity at both facilities. Under the terms of these collocation agreements, our third-party hosting providers agree to provide space, electrical power and Internet connectivity for our hosting infrastructure, including web servers, database servers and application servers. These agreements are renewable annually unless either party terminates the contract or does not consent to renewal upon prior notice. The agreements may be terminated by the hosting provider in the case of material breach by us of the terms of the agreement or, in the case of our agreement with Internap, insolvency, failure to operate in the ordinary course, a breach of confidentiality provisions, a change in pricing terms not agreed to by the parties, or force majeure. The infrastructure for Taleo Business Edition is hosted in our facilities in Mountain View, California

      Our customers benefit from the use of a shared computing infrastructure and leverage the flexibility and security of independent application and database tier configurations. At the systems level, customers share the use of specialized servers and their software components, including web, application, integration and database servers as well as storage, search and reporting engines. Our systems architecture and technology enable us to spread the computing load required by our customers across servers for optimal performance. Our customers use our solutions independently from each other at both the application and database layers. At the database layer, each customer’s data is stored in distinct database schemas and data files, providing increased manageability and security.

Professional Services

      Our professional services organization leverages our consultants’ domain expertise and our proprietary methodologies to provide implementation services, solution optimization and training. Many of our consultants have held talent management positions at Global 2000 corporations, or senior level consulting positions at major consulting agencies and other enterprise software companies.

Taleo Methodologies

      We have developed methodologies that enable us to accelerate the deployment of our solutions across a variety of industries and talent management environments:

ACE Methodology. Working with Fortune 500 companies, we developed a supply chain approach to talent management and identified methods to optimize critical business processes, while maintaining the integrity of our customers’ business drivers. We call this approach our ACE Methodology. Our ACE Methodology addresses specific staffing processes for position management, requisition management, candidate management, collaborative workflow, new hire on-boarding review and staffing performance analysis. Our consultants work with our customers, as a component of our consulting engagements, to implement the ACE Methodology through a complete review of current business practices, mapping our solution and workflows to the organization’s structure and processes, and ultimately configuring a skills-based platform for complete talent management, from entry to redeployment.

Talent Topologies. Our Talent Topologies templates enable us to understand an organization’s overall talent management environment, including internal and external business drivers, talent management models, hire types and talent management processes and to recommend best practices to optimize resulting talent management processes. Our Talent Topologies Knowledge Base is a searchable database of descriptions of the complex enterprise talent management challenges faced within different industries and geographies. Our Talent Topologies Knowledge Base also provides specific details of the solutions our consultants implemented to address these challenges, and the results obtained. This knowledge base reflects years of talent management experience across a wide variety of industries. Our consultants use the collective data from our Talent Topologies Knowledge Base, as a component of our consulting engagements, to help our new customers solve their complex staffing challenges, and to help our existing customers hone their talent management practices and processes.

Implementation Services

      Our implementation services begin with a complete evaluation of a customer’s current talent management practices. They include process engineering to leverage the configuration of the solutions and integration with existing applications to fit each organization’s dynamic business requirements. We support a consulting certification program and have a project management office that equips our consultants with a library of toolkits, forms, training documentation and workshop templates. The project management office also oversees the management of customer deployments to help enable smooth, systematic and on-time implementations and maximize success and financial returns.

Solution Optimization

      We provide ongoing solution optimization services to help our customers achieve desired results in quality improvement, increased productivity, cost savings and operational effectiveness after the initial deployment of our solution. As a service component of our software subscription agreements, we work with our customers to measure improvement in their talent management processes. If necessary, we modify customer usage or configuration of our solutions to increase their effectiveness. In collaboration with customer project leaders, we establish an ongoing process for continual evolution and solution optimization. Using this process, our customers can promote best practice usage and end user adoption long after our solutions have been deployed.

Training

      Through Taleo University, we offer a full range of educational services including pre-deployment classroom training, train-the-trainer programs, system administrator training, post-deployment specialty training, upgrade training and eLearning/web-based training. We also offer a variety of training tools to drive user adoption, including solution user manuals, process user guides, feature training exercises, a self-service website for training scheduling and registration, post-training assessments and synchronous, web-based training tools for remote users.

Customer Support

      Our global customer care organization provides both proactive and customer-initiated support. We deliver our multilingual technical assistance via telephone, e-mail and our web-based customer care portal, 24 hours a day, seven days a week. Our customer care organization tracks all customer support requests and reports the status of these requests to the user through our customer care portal, enabling users to know the status of their support requests, the person responsible for resolving them, and the targeted timing and process for resolution. Our senior executives review customer satisfaction reports and support and response metrics and take action when necessary to ensure that we maintain a high level of customer satisfaction.

Customers

      We currently have approximately 330 corporate customers with approximately 475,000 registered users who use our services to fill positions in almost 100 countries. We market Taleo Enterprise Edition to medium to large-sized organizations with more than 5,000 employees. We market Taleo Business Edition to small to medium-sized organizations with fewer than 10,000 employees. Our customers include organizations in the technology, manufacturing, business services, consumer goods, retail, energy, healthcare, financial services and transportation sectors. None of our customers has accounted for more than ten percent of our revenue in any of the last three years. Some of our largest customers by revenue in a variety of different industries include:

Technology Dell HP SAS Manufacturing Dow Chemical DuPont Honeywell Business Services McGraw-Hill Mercer Pitney Bowes	Consumer Goods Colgate-Palmolive P&G Whirlpool Retail Blockbuster Pepsi Starbucks Energy Chevron PacifiCorp Shell	Healthcare Intermountain Health Care Sutter Health UnitedHealth Group Financial Services Harris Thomson Washington Mutual Transportation American Airlines United Airlines Yellow Corporation

      In 2004, 2003 and 2002, respectively, 6%, 3% and 1% of our revenue came from countries outside of North America. We base our determination of revenue attributable to a country on the location of the contracting party. Many of our customers for which the contracting party was based in North America have deployed our solution internationally.

Customer User Groups

      We have established customer user groups to provide a forum for sharing talent management strategies and best practices, reviewing new features of our solution and identifying new customer requirements. We currently have seven self-governed, self-financed Taleo Regional Users Groups throughout the United States, Europe, Asia-Pacific and Canada. The elected leader of each Regional User Group becomes a member of the Taleo Product Council and in that capacity works directly with our product management group to guide the development of our solutions. The Regional Users Groups support several Taleo Special Interest Groups focused on best practices and technology in specific areas such as campus recruiting or university relations, hourly and retail staffing, reporting and skills-based staffing. These groups benefit our customers by enabling them to share their knowledge and benefit us by providing powerful input into our product development process as well as a valuable opportunity to deepen our relationships. We host an annual user conference called Taleo WORLD. We also maintain an advisory board with members from the following organizations: the Wharton School of Business; Fidelity Employer Services Company; Limited Brands; Hewlett-Packard; UnitedHealth Group; Fidelity Investments; Johnson & Johnson; and Dow Chemical.

Sales and Marketing

      We sell our software and services primarily through our global direct sales force and in conjunction with our partners. In North America, we have sales and services personnel across the United States, including offices in Chicago, the greater New York area and San Francisco, and in Canada, including Montreal and Toronto. Outside of North America we have sales and services personnel in Amsterdam, London, Paris, Melbourne and Sydney, including offices in Paris and Sydney. Our Taleo Business Edition offerings are currently sold through a telesales team and through self-registration on our website.

Sales Team

      Our direct sales force consists of a team of account executives, solutions consultants and business development executives that sell our solutions across multiple industries and geographies. Our sales professionals possess comprehensive technology and talent management expertise and domain knowledge to educate potential clients on the benefits of our solutions. We also maintain a separate team of account executives that focuses on selling new solutions and services to existing customers. Our solutions consultants work in tandem with our account executives to provide technical and product expertise in support of the sales process. Our business development executives assist our direct sales force in identifying and penetrating new accounts. In addition, we have developed indirect sales relationships with BPO providers and anticipate that a growing number of sales will be made through these and similar relationships in the future. Our BPO partners use our solutions to manage talent management for their customers as part of their broader human resource offerings.

Marketing

      Our marketing initiatives include market research, product and strategy updates with industry analysts, public relations activities, web marketing, direct mail and relationship marketing programs, seminars, industry specific trade shows, speaking engagements and cooperative marketing with customers and partners. Our marketing team generates qualified leads and provides programs for prospects and customers that build awareness of our existing solutions as well as new products and services. Our marketing department also produces materials that include brochures, data sheets, white papers, presentations, demonstrations and other marketing tools on our corporate website. We also generate awareness through electronic and print advertising in trade magazines, websites, search engines, seminars and direct customer and partner events.

Taleo Research Institute

      Our Taleo Research Institute, formerly iLogos, consulting and metrics development organization, focuses on the financial aspects of talent management and consults with large organizations to help them optimize financial return from global talent management processes and technologies. The Taleo Research Institute serves large organizations throughout the world with business analytics that tie talent management technology and process improvements to reduced costs and improved financial results.

Research and Development

      Our research and development organization consists of product management and development employees. We employed 197 professionals in these areas as of June 30, 2005. Our research and development organization is primarily located in our Quebec City facility, which enables us to benefit from lower staffing costs and higher retention rates. Our development methodology allows us to implement adjustable development cycles that result in more timely and efficient delivery of new solutions and enhancements to existing solutions. We focus our research and development efforts on improving and enhancing our existing solution offerings as well as developing new solutions. The responsibilities of our research and development organization include product management, product development, solution release management and software maintenance. We allocate a portion of our research and development expenses to the development of our technology infrastructure, including our Structured Enterprise Talent Platform and Configurable Staffing Process Platform. Our research and development expenditures, net of tax credits we received in Quebec, totaled $16.0 million, $11.0 million and $6.5 million in 2004, 2003 and 2002, respectively.

Competition

      The market for talent management solutions is highly competitive and rapidly evolving. We believe that the principal competitive factors in this market include:

•	product performance and functionality;

•	breadth and depth of functionality;

•	ease of implementation and use;

•	on demand business model;

•	ability to integrate;

•	scalability;

•	company reputation; and

•	price.

      We believe that we compete favorably with respect to these factors. We compete with both smaller companies that provide point solutions such as BrassRing, Deploy Solutions, Hire.com, Hodes iQ, Kenexa, PeopleClick, Recruitmax, Resumix, Unicru, VirtualEdge, Webhire and Workstream and with large enterprise resource planning software providers, such as Oracle and SAP. We also compete with contingent staffing solution providers, such as Beeline, Chimes, Elance, Fieldglass, IQNavigator and ProcureStaff.

      Our current and potential competitors include large, established companies with a larger installed base of users, longer operating histories, and greater name recognition and resources. In addition, we compete with smaller companies who may adapt better to changing conditions in the market. We cannot provide assurance that competitors will not develop products or services that will be superior to ours or that will achieve greater market acceptance.

Intellectual Property

      Our success is dependent in part on our ability to protect our proprietary technology. We rely on a combination of trademark, copyright and trade secret laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology, services methodology and brand. We have registered trademarks for certain of our products and services and will continue to evaluate the registration of additional trademarks as appropriate. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

      Despite these efforts, it may be possible for unauthorized third parties to copy certain portions of our products or to reverse engineer or otherwise obtain and use our proprietary information. We do not have any patents or patents pending, and existing copyright laws afford only limited protection. In addition, we cannot be certain that others will not develop substantially equivalent or superior proprietary technology, or that equivalent products will not be marketed in competition with our products, thereby substantially reducing the value of our proprietary rights. Furthermore, confidentiality agreements between us and our employees or any license agreements with our clients may not provide meaningful protection of our proprietary information in the event of any unauthorized use or disclosure of it. In addition, the laws of certain countries do not protect our proprietary rights to the same extent as do the laws of the United States. Accordingly, the steps we have taken to protect our intellectual property rights may not be adequate and we may not be able to protect our proprietary software in the United States or abroad against unauthorized third party copying or use, which could significantly harm our business.

      In addition, we license third-party technologies that are incorporated into some elements of our services. Licenses from third-party technologies may not continue to be available to us at a reasonable cost, or at all.

      Trademark registration for “Taleo” is pending. “Recruitsoft” and our logo are our registered trademarks. This prospectus also includes trademarks of other persons.

Employees

      As of June 30, 2005, we had 516 employees, as compared to 541 as of December 31, 2004 and 479 as of December 31, 2003. None of our employees is represented by a collective bargaining agreement and we have never experienced a strike or similar work stoppage. We consider our relationship with our employees to be good.

Facilities

      Our principal offices are in San Francisco, where we lease approximately 12,000 square feet of space, and in Quebec City, where we lease approximately 48,000 square feet of space used primarily by our research and development group. In North America, we have additional sales and services personnel across the United States, including offices in Chicago and the greater New York area, and Canada, including Montreal and Toronto. Outside of North America we have sales and services personnel in Amsterdam, London, Paris, Melbourne and Sydney, including offices in Paris and Sydney. We believe that our facilities are adequate for current needs and that suitable additional or substitute space will be available as needed to accommodate foreseeable expansion of our operations.

Legal Proceedings

      We are involved in various legal proceedings arising from the normal course of business activities. In our opinion, resolution of these proceedings are not expected to have a material adverse effect on our operating results or financial condition. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect our future operating results or financial condition in a particular period.

MANAGEMENT

Executive Officers and Directors

      The following table sets forth certain information with respect to our executive officers and directors as of June 30, 2005.

Name	Age	Position(s)

Michael Gregoire	39	President, Chief Executive Officer and Director
Louis Tetu	41	Executive Chairman of the Board of Directors
Bradford Benson	43	Executive Vice President, Products and Technology
Jeffrey Carr	46	Executive Vice President, Global Sales and Marketing
Guy Gauvin	38	Executive Vice President, Global Services
Divesh Sisodraker	36	Chief Financial Officer and Secretary
Mark Bertelsen	61	Director
Howard Gwin	47	Director
Eric Herr	57	Director
James Maikranz	58	Director
Jeffrey Schwartz	40	Director
Michael Tierney	52	Director

      Michael Gregoire has served as our president and chief executive officer since March 2005. Prior to joining us, Mr. Gregoire worked at PeopleSoft, an enterprise software company, from May 2000 to January 2005, most recently as executive vice president, global services. Prior to PeopleSoft, Mr. Gregoire served as managing director for the Global Financial Markets at Electronic Data Systems, Inc, a technology services provider, from 1996 to April 2000. Mr. Gregoire has a master’s degree from California Coast University, and holds a bachelor’s degree in physics and computing from Wilfred Laurier University in Ontario, Canada.

      Louis Tetu has served as our executive chairman of the board since April 2005. Prior to serving as executive chairman of the board, Mr. Tetu served as our chairman of the board of directors from July 1999 to April 2005, our chief executive officer from July 1999 to March 2005 and as our president from March 2004 to March 2005. Prior to joining us, Mr. Tetu served as president of Baan Supply Chain Solutions, an enterprise applications vendor, from May 1996 to December 1998, following its acquisition of Berclain Group Inc., a supply chain management solutions vendor. Mr. Tetu co-founded and served as president of Berclain Group from 1989 to April 1996. Mr. Tetu also serves on the board of directors of L’Entraide Mutual Life Insurance Company of Canada. Mr. Tetu holds a bachelor’s degree in mechanical engineering from Laval University in Canada.

      Bradford Benson has served as our executive vice president, products and technology since January 2005. Prior to joining us, Mr. Benson served as the senior vice president of research and development at Lawson Software, an enterprise software company, from November 2001 to July 2004. Prior to Lawson, Mr. Benson served as the vice president of engineering at Avolent, a software company, from September 1999 to November 2001. Prior to Avolent, Mr. Benson served in various management positions, including multiple vice president positions in application development at PeopleSoft, an enterprise software company, from January 1993 to August 1999. Prior to joining PeopleSoft, Mr. Benson served as a financial development manager of The Gap, a retail clothing company, from August 1991 to January 1993. Prior to joining The Gap, Mr. Benson served in various capacities in software development at Oracle, an enterprise software and database company, from September 1989 to July 1991. Prior to Oracle, Mr. Benson served in various consulting capacities at Andersen Consulting, a management consulting company, from January 1986 to August 1989. Mr. Benson holds a bachelor’s degree in business administration from Iowa State University.

      Jeffrey Carr has served as our executive vice president, global marking and sales since April 2005. Prior to serving as executive vice president, global marketing and sales, Mr. Carr served as our executive vice president, global marketing, and chief strategy officer from November 2004 to April 2005. Prior to joining us, Mr. Carr served as chairman and chief executive officer of Motiva, Inc., a software vendor, from August 2001 to December 2003. Prior to Motiva, Mr. Carr served as president of RightWorks Corporation, a business applications provider, from March 2000 to July 2001. Prior to RightWorks, Mr. Carr served in a variety of positions at PeopleSoft, Inc., an enterprise software company, from January 1991 to January 2000, most recently as executive vice president, worldwide marketing, strategy and emerging markets. Mr. Carr holds a bachelor’s degree in business from Miami University (Ohio).

      Guy Gauvin has served as our executive vice president, global services, since April 2005. Prior to serving as our executive vice president, global services, Mr. Gauvin served as our executive vice president, worldwide operations, from March 2002 to April 2005. Prior to serving as executive vice president, worldwide operations, Mr. Gauvin served as our vice president, customer services, from August 1999 to March 2002. Prior to joining us, from May 1995 to August 1999, Mr. Gauvin served as vice president of global services at Baan Supply Chain Solutions. Mr. Gauvin holds a bachelor’s degree in mechanical engineering from Laval University in Canada.

      Divesh Sisodraker has served as our chief financial officer and secretary since April 2005. From January 2000 to March 2005, Mr. Sisodraker served in various roles with Pivotal Corporation, a customer relationship management software provider, including president and chief executive officer, chief financial officer, and vice-president, corporate development. Prior to joining Pivotal, Mr. Sisodraker served as director, finance, and treasurer of A.L.I. Technologies Inc., a digital image management solution provider, from September 1998 to December 1999. Prior to joining A.L.I. Technologies Inc., Mr. Sisodraker held roles as an investment analyst with HSBC Capel Asia Limited, a banking and financial services company, and West Shore Ventures Limited, a financial services company, from September 1995 to February 1998. Prior to this, Mr. Sisodraker worked at KPMG, an accounting firm, from January 1991 to September 1995. Mr. Sisodraker holds a Bachelor of Business Administration degree, Honours, from Simon Fraser University of Vancouver, Canada and is a Chartered Accountant.

      Mark Bertelsen has served as a director since June 2000. Mr. Bertelsen joined the law firm of Wilson Sonsini Goodrich & Rosati in 1972, was the firm’s managing partner from 1991 to 1996 and is currently a member of the firm’s Policy Committee of Senior Partners. Mr. Bertelsen also serves on the boards of directors of Autodesk, Inc. and Informatica Corporation. Mr. Bertelsen holds a bachelor’s degree in political science from the University of California, Santa Barbara, and a law degree from the University of California, Berkeley.

      Howard Gwin has served as a director since December 2004. Mr. Gwin is an executive management consultant, advising chief executive officers in the technology industry. Prior to being an executive management consultant, Mr. Gwin served as a consultant to Solect Technology Group, a provider of billing, customer care and service management software, from May 2000 to December 2000 and as president and chief executive officer of Solect from February 2000 to April 2000. Prior to Solect, Mr. Gwin served as executive vice president, worldwide operations, at PeopleSoft, Inc., an enterprise software company, from February 1999 to January 2000, as senior vice president, international, from January 1998 to January 1999, as vice president, Europe from May 1996 to December 1997 and as vice president, Canada, from September 1994 to May 1996. Prior to PeopleSoft, Mr. Gwin served as general manager of strategic operations at Xerox Corporation, a technology and services enterprise, from October 1992 to August 1994. Mr. Gwin also serves on the boards of directors of MKS Inc. and several private companies. Mr. Gwin holds a bachelor’s degree in business administration from Simon Fraser University in Canada.

      Eric Herr has served as a director since March 2004. Mr. Herr has served as an executive-in-residence at the Whittemore School of Business at the University of New Hampshire since September 1999. Mr. Herr previously served as president and chief operating officer of Autodesk, Inc., a design software and digital content company, from September 1996 to September 1999. Mr. Herr also served as

Autodesk’s chief financial officer from May 1992 until September 1996, as vice president, finance and administration, from January 1995 to May 1995, and as vice president, emerging businesses, from December 1992 through January 1995. Mr. Herr holds a bachelor’s degree in economics from Kenyon College and a master’s degree in economics from Indiana University.

      James Maikranz has served as a director since November 2003. Mr. Maikranz previously served as senior vice president, worldwide sales, at J.D. Edwards & Company, an enterprise software company, from 1998 to 2001. Prior to joining J.D. Edwards, Mr. Maikranz served as senior vice president of worldwide sales for SAP, an enterprise software company, from 1991 to 1998. Mr. Maikranz also serves on the board of directors of IONA Technologies PLC.

      Jeffrey Schwartz has served as a director since January 2001. Mr. Schwartz is a managing director of Bain Capital Venture Partners, LLC, a private investment firm. Prior to joining Bain Capital Venture Partners in March 2000, Mr. Schwartz was a vice president of Wellington Management Company, LLP, an investment management firm, from January 1999 to February 2000, and a vice president with Merrill Lynch, Pierce, Fenner & Smith Incorporated, an investment banking firm, from August 1994 to January 1999. Mr. Schwartz holds a bachelor’s degree in economics from Dartmouth College and a master’s degree in business administration from Harvard University.

      Michael Tierney has served as a director since February 2001. Since 2001, Mr. Tierney has been the Chief Executive Officer of Seneca Investments, LLC, which owns various investments in digital marketing and communications companies. Prior to joining Seneca, Mr. Tierney was a senior executive with Omnicom Group, Inc., a holding company of advertising, marketing and communications firms. From 1983 to 1992, and from 1995 to 2000, when he joined Omnicom, Mr. Tierney was an investment banker with Lehman Brothers, Stamford Company and Ecoban Finance Ltd., focusing on international transactions. From 1992 to 1995, he was President of Alusit Ltd., an international specialty packaging company subsequently acquired by Japan Tobacco, part of the Japanese Ministry of Finance. From 1979 to 1983, Mr. Tierney practiced law in New York and Hong Kong with Coudert Brothers, and as General Counsel, Asia, for American Express Bank. Mr. Tierney holds a bachelors degree in English from the University of Maryland and a law degree from the University of Chicago.

Board Composition

      Our board of directors currently consists of eight members. Our bylaws permit our board of directors to establish by resolution the authorized number of directors, and eight directors are currently authorized. In accordance with our restated certificate of incorporation, immediately after this offering our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following the election. Our directors have been divided among the three classes as follows:

•	The Class I directors will be Mark Bertelsen and Howard Gwin, and their terms will expire at the annual meeting of stockholders to be held in 2006.

•	The Class II directors will be Michael Gregoire, Eric Herr and Michael Tierney, and their terms will expire at the annual meeting of stockholders to be held in 2007.

•	The Class III directors will be James Maikranz, Jeffrey Schwartz and Louis Tetu, and their terms will expire at the annual meeting of stockholders to be held in 2008.

      Our bylaws provide that the authorized number of directors may be changed only by a resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors will make it more difficult for a third party to acquire control of our corporation.

      There are no family relationships among any of our directors or executive officers.

Director Compensation

      In connection with their election to our board of directors, Howard Gwin, Eric Herr and James Maikranz were each granted an option to purchase 13,333 shares of our Class A common stock at exercise prices of $13.50, $18.00 and $3.00, respectively. These options vest over a four-year period, at a rate of 25% upon the first anniversary of their vesting commencement dates and then at a rate of 1/48th per month thereafter. In connection with his election to our board of directors, Mark Bertelsen was granted an option to purchase 5,000 shares of our Class A common stock at an exercise price of $3.00. This option vested over a three-year period, at a rate of 33% per month thereafter. Mr. Bertelsen exercised his option in March 2004.

      Mr. Herr currently receives annual cash compensation of $15,000 per year with an additional $25,000 for serving as chairman of our audit committee. Mr. Gwin currently receives annual compensation of $20,000 per year. The $25,000 per year compensation to Mr. Herr for acting as chairman of our audit committee will continue after the completion of this offering, but the other annual compensation to Mr. Herr and Mr. Gwin will terminate. Mr. Maikranz receives the per-meeting cash compensation described below.

      Effective upon the completion of this offering, our non-employee directors who are not affiliated with our venture capital investors will receive $3,000 per physical meeting attended in person and $1,000 per physical meeting attended via teleconference and will be entitled to reimbursement of business, travel and other related expenses incurred in connection with their attendance at meetings of the board of directors and committee meetings. For telephonic meetings of the board of directors, non-employee directors who are not affiliated with our venture capital investors will receive $500 per meeting. Non-employee directors who are not affiliated with our venture capital investors will receive $500 per committee meeting attended, whether physical or telephonic, and the chairman of each committee will receive an additional $500 per committee meeting attended. In addition, our directors, including non-employee directors who are not affiliated with our venture capital investors, will be eligible to receive stock options under our 2004 Stock Plan. Non-employee directors who are not affiliated with our venture capital investors and join our board of directors after completion of this offering will receive automatic, non-discretionary initial options to acquire 25,000 shares of our Class A common stock, subject to three-year vesting. Directors who have served at least six months with us will also receive an annual option of 6,000 shares beginning at the first annual meeting following the completion of this offering, which will be subject to annual vesting. See “Benefit Plans — 2004 Stock Plan.”

Committees of the Board of Directors

      Our board of directors has an audit committee a compensation committee and a corporate governance and nominating committee, each of which will have the composition and responsibilities described below as of the completion of this offering:

Audit Committee

      Our audit committee will be comprised of Howard Gwin, Eric Herr and Michael Tierney, each of whom is a non-employee member of our board of directors. Mr. Herr is the chairman of our audit committee. Our board has determined that each member of our audit committee meets the requirements for independence under the current requirements of the Nasdaq Stock Market and SEC rules and regulations. The board of directors has determined that Mr. Herr is an “audit committee financial expert” as defined in SEC rules. The audit committee will be responsible for, among other things:

•	overseeing the accounting and financial reporting processes and audits of our financial statements;

•	overseeing and monitoring (a) the integrity of our financial statements, (b) our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters, (c) our independent auditor’s qualifications, independence and performance, and (d) our internal accounting and financial controls; and

•	providing to the board additional information and materials as it deems necessary to make the board aware of significant financial matters that require the attention of the board.

Compensation Committee

      Our compensation committee will be comprised of Mark Bertelsen, Howard Gwin and Jeffrey Schwartz, each of whom is a non-employee member of our board of directors. Mr. Schwartz is the chairman of our compensation committee. The compensation committee will be responsible for, among other things:

•	overseeing our compensation policies, plans and benefit programs and making recommendations to the board with respect to improvements or changes to the plans and other plans proposed for adoption;

•	reviewing and approving for our chief executive officer and other executive officers: (a) annual base salary, (b) annual incentive bonus, including the specific goals and amount, (c) equity compensation, (d) employment agreements, severance arrangements and change of control agreements/provisions, (e) signing bonuses or payment of relocation costs, and (f) any other benefits, compensation or arrangements;

•	approving and evaluating the compensation plans, policies and programs for executive officers; and

•	acting as administrator of our equity compensation plans.

Corporate Governance and Nominating Committee

      Our corporate governance and nominating committee will be comprised of Mark Bertelsen, Howard Gwin, Eric Herr, James Maikranz, Jeffrey Schwartz and Michael Tierney, each of whom is a non-employee member of our board of directors. Mr. Bertelsen is the chairman of our corporate governance and nominating committee. The corporate governance and nominating committee will be responsible for, among other things:

•	reviewing and making recommendations to the board regarding matters concerning corporate governance;

•	reviewing the composition and performance of the board and making recommendations to the board regarding director nominees and director compensation;

•	reviewing and making recommendations to the board regarding committees and their composition; and

•	reviewing conflicts of interest of members of the board of directors and officers.

Compensation Committee Interlocks and Insider Participation

      No member of our board of directors or compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Executive Compensation

      The following table sets forth information regarding the compensation of our chief executive officer and our four other most highly compensated executive officers during the fiscal years ended December 31, 2003 and December 31, 2004. We refer to these executive officers, together with the chief executive officer, as the named executive officers. Amounts derived from Canadian dollars contained in this table have been expressed in U.S. dollars based on the noon buying rate for the Canadian dollar of $1.2923 per U.S. dollar on December 31, 2003 and $1.2034 per U.S. dollar on December 31, 2004.

      The compensation committee of the board of directors sets the specific goals and amount for incentive bonus compensation on an annual basis for the chief executive officer and the other executive officers. Incentive bonus compensation is based upon a subjective consideration of factors including the executive officer’s level of responsibility, individual performance, contributions to our success and our general financial performance.

	Annual Compensation				Awards

					Securities
				Other Annual	Underlying	All Other
Name and Principal Position	Year	Salary($)	Bonus($)	Compensation($)(1)	Options(#)	Compensation($)(2)

Michael Gregoire(3)	2004	—	—	—	—	—
President and Chief	2003	—	—	—	—	—
Executive Officer
Louis Tetu	2004	207,745	195,280	1,221	50,000	253
Executive Chairman	2003	193,454	146,390	1,136	33,333	237
of the Board of Directors
Guy Gauvin	2004	138,774	89,380	1,669	12,500	217
Executive Vice President,	2003	129,227	66,115	1,136	20,000	237
Global Services
Tom Lavey(4)	2004	215,000	153,102	9,539	—	1,662
Former Executive Vice	2003	62,708	263	—	133,333	470
President, Sales and Business Development
Jean Lavigueur	2004	141,267	29,084	1,669	12,500	221
Former Vice President,	2003	123,810	43,363	1,136	11,666	237
Finance

(1)	Includes medical insurance premiums paid by us pursuant to employee benefit programs available to all employees.

(2)	Includes life insurance premiums paid by us pursuant to employee benefit programs available to all employees.

(3)	Mr. Gregoire joined us in March 2005.

(4)	Mr. Lavey joined us in September 2003 and left in April 2005.

Stock Option Grants in Last Fiscal Year

      The following table sets forth information regarding grants of stock options to each of the named executive officers during the fiscal year ended December 31, 2004. The percentage of total options set forth below is based on an aggregate of 697,256 options granted to employees during the fiscal year ended December 31, 2004. All options were granted at the fair market value of our Class A common stock, as determined by our board of directors, on the date of grant.

	Individual Grants(1)
					Potential Realizable
		Percentage			Value at Assumed
		of Total			Annual Rates of
	Number of	Options			Stock Price
	Securities	Granted to			Appreciation for
	Underlying	Employees			Option Term(2)
	Options	in Fiscal	Exercise	Expiration
Name	Granted	Year	Price	Date	5%	10%

Michael Gregoire	—	—	—	—	—	—
Louis Tetu	50,000	7.17%	$18.00	03/17/14	$321,671	$1,045,307
Guy Gauvin	12,500	1.79%	$18.00	03/17/14	80,418	261,327
Tom Lavey	—	—	—	—	—	—
Jean Lavigueur	12,500	1.79%	$18.00	03/17/14	80,418	261,327

(1)	These options were granted under our 1999 Stock Plan. The options vest over a four-year period at a rate of 25% upon the first anniversary of their vesting commencement dates and 1/48 per month thereafter. See “Benefit Plans — 1999 Stock Plan” for a further description of certain terms relating to these options. In addition, the stock options granted to certain of our officers are subject to vesting acceleration provisions. See “Employment Agreements and Change of Control Arrangements.”

(2)	Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with SEC rules based on an assumed initial public offering price of $15.00 per share and do not represent our estimate or projection of the future stock price.

Option Exercises In Last Fiscal Year and Fiscal Year-End Option Values

      None of the named executive officers exercised options during the fiscal year ended December 31, 2004. The following table sets forth the number and value of securities underlying options held by our named executive officers as of December 31, 2004:

			Number of Securities		Value of Unexercised
			Underlying Unexercised Options		In-The-Money Options
	Shares		at Fiscal Year End		at Fiscal Year End(1)
	Acquired on	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael Gregoire	—	—	—	—	—	—
Louis Tetu	—	—	474,305	67,361	$5,466,661	$208,332
Guy Gauvin	—	—	176,249	22,917	2,070,689	125,004
Tom Lavey	—	—	29,167	104,166	350,004	1,249,992
Jean Lavigueur	—	—	235,923	18,576	3,183,876	72,912

(1)	There was no public trading market for our Class A common stock as of December 31, 2004. Accordingly, as permitted by the SEC’s rules, these values have been calculated based on an assumed initial public offering price of $15.00 per share, less the applicable exercise price.

Employment Agreements and Change of Control Arrangements

Employment Agreements with Certain Executive Officers

      Michael Gregoire, our president and chief executive officer, entered into an employment agreement in March 2005. The employment agreement provides for an annual base salary of $300,000, which is subject to annual review and may be adjusted by the board of directors, and an annual target bonus of 100% of base salary. Mr. Gregoire’s annual bonus will be determined based upon based upon the achievement of performance goals approved by the board of directors. Under the employment agreement, in the event Mr. Gregoire’s employment is terminated by us without cause or Mr. Gregoire resigns for good reason, as such terms are defined in the employment agreement, Mr. Gregoire will receive a severance payment equal to 12 months of his then current annual base salary payable in one lump-sum within 30 days of such termination or resignation, and continued participation in our health insurance plan for 12 months. In addition, the vesting schedule of Mr. Gregoire’s outstanding equity awards will accelerate by 12 months, and he will be permitted to exercise vested options for 12 months following termination of employment. In addition to the foregoing severance benefits, upon a change of control, as such term is defined in the employment agreement, Mr. Gregoire will receive immediate vesting with respect to half of his outstanding equity awards. If, within 60 days before or 18 months following a change of control, Mr. Gregoire’s employment is terminated without cause or Mr. Gregoire resigns for good reason, he will be entitled to receive a severance payment equal to 12 months of his then current annual base salary plus 100% of his target bonus for the year of termination, and all of Mr. Gregoire’s unvested stock options will vest immediately. Also, Mr. Gregoire is subject to a nonsolicitation covenant for one year following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter.

      Louis Tetu, our executive chairman of the board, entered into an employment agreement in March 2005. The employment agreement provides for an annual base salary of CAD $250,000 and an annual target bonus of CAD $50,000. Mr. Tetu’s annual bonus will be determined based upon the achievement of performance goals approved by the board of directors. Under the employment agreement, in the event Mr. Tetu’s employment is terminated by us without cause or Mr. Tetu resigns for good reason, as such terms are defined in the employment agreement, Mr. Tetu will receive a severance payment, payable in one lump-sum within 30 days of such termination or resignation, equal to the lesser of Mr. Tetu’s annual base salary or the amount of base salary owed for the remainder of the employment term, as such term is defined in the employment agreement. Mr. Tetu will also receive continued participation in our health insurance plan for the lesser of twelve months or the remainder of the employment term. In addition, Mr. Tetu’s outstanding equity awards will become fully vested, and he will be permitted to exercise his options for twelve months following termination of employment. If, within 60 days before or 12 months following a change of control, as such term is defined in the employment agreement, Mr. Tetu’s employment is terminated without cause or Mr. Tetu resigns for good reason, he will be entitled to receive a severance payment equal to the lesser of his annual base salary or the amount of base salary owed for the remainder of the employment term, plus 100% of his target bonus for the year of termination, and all of his unvested stock options will vest immediately. Also, Mr. Tetu is subject to a nonsolicitation covenant for one year following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter.

      Bradford Benson, our executive vice president, products and technology, executed an offer letter in December 2004. Under the offer letter, in the event Mr. Benson’s employment is terminated without cause, as such term is defined in the offer letter, Mr. Benson will be entitled to receive a severance payment equal to three months of his then current base salary, and his outstanding equity awards will continue to vest for a period of three months. If, within one year following a change of control, as such term is defined in the offer letter, Mr. Benson’s employment is terminated other than for cause, he will be entitled to receive a severance payment equal to six months of his then current base salary.

      Jeffrey Carr, our executive vice president, global sales and marketing, executed an offer letter in November 2004. Under Mr. Carr’s offer letter, if, prior to Mr. Carr’s promotion to the position of chief operating officer, his employment is terminated other than for cause or he resigns for good reason, as such terms are defined in the offer letter, Mr. Carr will be entitled to receive a severance payment equal to six months of his then current base salary, and his outstanding equity awards will continue to vest for a period of six months. If, after Mr. Carr’s promotion to the position of chief operating officer, his employment is terminated other than for cause or he resigns for good reason, Mr. Carr will be entitled to receive a severance payment equal to six months of his then current base salary and six months of his aggregate target bonuses, and his outstanding equity awards will continue to vest for a period of twelve months. If, within one year following a change of control, as such term is defined in the offer letter, Mr. Carr’s employment is terminated other than for cause or he resigns with good reason, he will be entitled to receive a severance payment equal to 12 months of his then current base salary and 12 months of his aggregate target bonuses.

      Guy Gauvin, our executive vice president, global services, executed an employment agreement with Taleo (Canada) Inc., one of our subsidiaries, in August 2005. The employment agreement provides for an annual base of salary of CAD $180,000, target bonuses of CAD $25,000 per quarter and an annual target bonus of CAD $40,000. Mr. Gauvin’s quarterly and annual bonuses will be determined based upon the achievement of performance goals. Under the employment agreement, in the event that Mr. Gauvin’s employment is terminated by us without cause or Mr. Gauvin resigns for good reason, as such terms are defined in the employment agreement, Mr. Gauvin will receive a severance payment equal to 12 months of his then current base salary, and his outstanding equity awards will continue to vest for six months. Mr. Gauvin is also entitled to receive reimbursement for health care coverage for up to six months. If, within one year following a change of control, Mr. Gauvin’s employment is terminated without cause or Mr. Gauvin resigns with good reason, he will be entitled to receive a severance payment equal to 12 months of his then current base salary plus 100% of his target bonuses for the year of termination, and reimbursement for health care coverage for up to six months. Also, Mr. Gauvin is subject to nonsolicitation and noncompetition covenants for one year following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter.

      Divesh Sisodraker, our chief financial officer, executed an offer letter in March 2005. Under the offer letter, in the event Mr. Sisodraker’s employment is terminated without cause, as such term is defined in the offer letter, Mr. Sisodraker will be entitled to receive a severance payment equal to six months of his then current base salary, and his outstanding equity awards will continue to vest for a period of three months. If, within one year following a change of control, as such term is defined in the offer letter, Mr. Sisodraker’s employment is terminated other than for cause, he will be entitled to receive a severance payment equal to 12 months of his then current base salary.

      Tom Lavey, our former executive vice president, sales and business development, executed an offer letter in September 2003. Under Mr. Lavey’s offer letter, in the event Mr. Lavey’s employment was terminated without cause, he would receive a severance payment equal to six months of his salary based on on-target earnings. Upon the termination of Mr. Lavey’s employment with us, he executed a separation agreement, which provided for the severance payment as specified in his letter.

      Jean Lavigueur, our former vice president, finance, entered into an employment agreement with Taleo (Canada) Inc., one of our subsidiaries, in April 1999. Under the employment agreement, in the event Mr. Lavigueur’s employment was involuntarily terminated other than for cause, as such term is defined in the employment agreement, he would receive a severance payment equal to six months of his then current base salary payable in equal monthly installments, and continued participation in our health, dental and life insurance programs for six months. Also, Mr. Lavigueur is subject to noncompetition and nonsolicitation covenants for three years following termination of employment, as well as customary confidentiality and nondisclosure covenants for the term of employment and thereafter. In August 2005, Mr. Lavigueur executed a separation agreement, which provided for the severance payment as specified in his employment agreement.

Management Stock Option Agreements

      In September 2002, the board of directors authorized us to amend the stock option agreements of certain executive officers in an effort to ensure the continued service of our key executives in the event of a change of control of the company. The stock option agreements between us and Louis Tetu, Guy Gauvin and Jean Lavigueur provide that, if, within one year following a change of control, such officer is involuntarily terminated, which includes a termination other than for cause (as each term is defined in the stock option agreement), each such option will become fully vested and exercisable.

Benefit Plans

1999 Stock Plan

      Our 1999 Stock Plan was adopted by our board of directors and approved by our stockholders in October 1999. Our 1999 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended, to our employees, and for the grant of nonstatutory stock options and stock purchase rights to our employees, directors and consultants.

      Our board of directors has determined that no future options will be granted under our 1999 Stock Plan following the effective date of this offering. A total of 3,777,560 shares of our Class A common stock were authorized for issuance under this plan. As of June 30, 2005, options to purchase an aggregate of 3,496,669 shares of our Class A common stock were outstanding under this plan. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of the 1999 Stock Plan, and such options will continue to be administered by our board of directors.

      The maximum term of a stock option granted under our 1999 Stock Plan is ten years. Generally, stock options will terminate three months after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to 12 months after death or termination of employment. Stock options granted under our 1999 Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or by his or her designated beneficiary or heir).

      Our 1999 Stock Plan provides that in the event of a merger or sale of substantially all of our assets, the successor corporation will assume or substitute each outstanding option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the outstanding option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

2003 Series D Preferred Stock Plan

      Our 2003 Series D Preferred Stock Plan was adopted by our board of directors and approved by our stockholders in October 2003. Our 2003 Series D Preferred Stock Plan provides for the grant of nonstatutory stock options to our employees.

      Our board of directors has determined that no future options will be granted under our 2003 Series D Preferred Stock Plan. A total of 1,238,926 shares of our Series D preferred stock were authorized for issuance under this plan. As of June 30, 2005, options to purchase an aggregate of 1,091,062 shares of our Series D preferred stock were outstanding, which are convertible into 181,838 shares of our Class A common stock. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of the 2003 Series D Preferred Stock Plan, and such options will continue to be administered by our board of directors.

      The maximum term of a stock option granted under our 2003 Series D Preferred Stock Plan is ten years. Generally, stock options will terminate three months after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to 12 months after death or termination of employment. Stock options granted under our 2003 Series D Preferred Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or by his or her designated beneficiary or heir).

      Our 2003 Series D Preferred Stock Plan provides that in the event of a merger or sale of substantially all of our assets, the successor corporation will assume or substitute each option. If the outstanding options are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the option, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option will terminate upon the expiration of the 15-day period.

2005 Stock Plan

      Our 2005 Stock Plan was adopted by our board of directors in August 2005. Our 2005 Stock Plan provides for the grant of nonstatutory stock options to our employees and consultants.

      A total of 400,000 shares of our Class A common stock were authorized for issuance under this plan. As of June 30, 2005, no options were outstanding under this plan. The options outstanding at the time of this offering will remain subject to the terms of the 2005 Stock Plan, and such options will continue to be administered by our board of directors. If an option expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, the unpurchased shares will become available for future grant or sale under our 2005 Stock Plan, unless the plan has terminated. However, shares that actually have been issued under the 2005 Stock Plan upon exercise of an option will not be returned to the plan and will not become available for future distribution under the plan.

      The maximum term of a stock option granted under our 2005 Stock Plan is ten years. Generally, stock options will terminate three months after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to 12 months after death or termination of employment. Stock options granted under our 2005 Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or by his or her designated beneficiary or heir).

      Our 2005 Stock Plan provides that in the event of a merger or sale of substantially all of our assets, the successor corporation will assume or substitute each outstanding option. If the outstanding options are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option as to all of the shares subject to the outstanding option, including shares which would not otherwise be exercisable, for a period of time as determined by the administrator. The option will terminate upon expiration of such period.

Viasite Inc. Stock Plan

      We assumed our Viasite Inc. Stock Plan in November 1999 in connection with our exchangeable share transaction with 9090-5415 Quebec Inc (formerly Viasite Inc.). Our Viasite Inc. Stock Plan provides for the grant of stock options and stock purchase rights to employees, directors and consultants.

      Our board of directors has determined that no future options will be granted under our Viasite Inc. Stock Plan. A total of 388,709 shares of our Class A common stock were authorized for issuance under this plan. As of June 30, 2005, options to purchase an aggregate of 309,290 shares of our Class A common stock were outstanding under this plan. The options outstanding at the time of this offering will remain subject to the terms of the agreements evidencing those options and the terms of our Viasite Inc. Stock Plan, and such options will continue to be administered by our board of directors.

      The maximum term of a stock option granted under our Viasite Inc. Stock Plan is ten years. Generally, stock options will terminate forty-five days after the optionee’s service to us or a parent or subsidiary company ends. If the termination is due to the optionee’s death or disability, the exercise period generally is extended to 12 months after death or termination of employment. Stock options granted under our Viasite Inc. Stock Plan are not transferable and may be exercised only by the optionee during his or her lifetime (or by his or her designated beneficiary or heir).

      Our Viasite Inc. Stock Plan provides that in the event of a merger or sale of substantially all of the assets, the successor corporation will assume or substitute each option or stock purchase right. If the outstanding options or stock purchase rights are not assumed or substituted, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

2004 Stock Plan

      Our 2004 Stock Plan was adopted by our board of directors in March 2004 and approved by our stockholders in December 2004. The 2004 Stock Plan will become effective upon the completion of this offering. This plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code of 1986, to our employees and nonstatutory stock options, restricted stock, stock appreciation rights, performance units, performance shares and deferred stock units to our employees, directors and consultants. No awards have yet been issued pursuant to our 2004 Stock Plan. The plan also provides for the automatic periodic grant of nonstatutory stock options to our non-employee directors.

      Number of Shares of Common Stock Available Under the 2004 Stock Plan. A total of 500,000 shares of our Class A common stock will be reserved for issuance pursuant to our 2004 Stock Plan. Additionally, upon the completion of this offering, approximately 205,450 authorized but unissued shares under our 1999 Stock Plan as of June 30, 2005, plus any shares returned to our 1999 Stock Plan as a result of termination of options or repurchase of shares issued thereunder, will be transferred to our 2004 Stock Plan for future issuance. In addition, our 2004 Stock Plan provides for annual increases in the number of shares available for issuance under our 2004 Stock Plan on the first day of each fiscal year, beginning with our fiscal year 2006, equal to the lesser of:

•	1,500,000 shares, or

•	3% of the outstanding shares of our common stock on the first day of our fiscal year, or

•	a lesser amount as our board of directors may determine.

      If an option, grant of restricted stock, stock appreciation right, performance unit, performance share or deferred stock unit, each referred to as an award, expires or becomes unexercisable without having been exercised in full, is forfeited back to or repurchased by us or is surrendered pursuant to an option exchange program, the unpurchased, forfeited or repurchased shares that were subject to such award will become available for future grant or sale under our plan, unless our plan has terminated. However, shares that have actually been issued under our plan under any award, will not be returned to our plan and will not be available for future distribution under our plan, except if unvested shares of restricted stock, performance shares, performance units or deferred stock units are repurchased by us at their original price, in which case such shares will be available for future grant under our plan.

      Administration of the 2004 Stock Plan. Our board of directors, or one or more committees appointed by our board, will administer our 2004 Stock Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, the administering committee will consist of two or more “outside directors” within the meaning of Section 162(m). The administrator has the power to determine the terms of the awards, including the exercise price, which may be changed by the administrator after the date of grant with the consent of the stockholders, the number of shares subject to each award, the exercisability of the awards and the form of consideration payable upon exercise.

      Options. The administrator will determine the exercise price of options granted under our 2004 Stock Plan, but with respect to nonstatutory stock options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) and all incentive stock options, the exercise price generally must be at least equal to the fair market value of our common stock on the date of grant. After termination of one of our employees, directors or consultants, he or she (or his or her designated beneficiary or heir) may exercise his or her option for the period of time stated in the option agreement. If termination is due to death or disability, the option generally will remain exercisable for 12 months following such termination. In all other cases, the option generally will remain exercisable for three months. However, an option may never be exercised later than the expiration of its term. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the date of grant. The administrator determines the term of all other options. No optionee may be granted options to purchase more than 500,000 shares in any fiscal year. In connection with his or her initial service, an optionee may be granted additional options to purchase up to 500,000 shares.

      Restricted Stock. Restricted stock awards are awards of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee and may impose whatever conditions to vesting it determines to be appropriate. The administrator determines the purchase price of any grants of restricted stock and, unless the administrator determines otherwise, shares that do not vest typically will be subject to forfeiture or to our right of repurchase, which we may exercise upon the voluntary or involuntary termination of the purchaser’s service with us for any reason, including death or disability.

      Stock Appreciation Rights. A stock appreciation right is the right to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date for that number of shares of our common stock with respect to which the stock appreciation right is exercised. We may pay the appreciation either in cash, in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. The administrator determines the exercise price of stock appreciation rights, except that the exercise price of stock appreciation rights granted in connection with stock options generally must be equal to the exercise price of the related stock option. The administrator also determines the vesting schedule and other terms and conditions of stock appreciation rights; however, stock appreciation rights expire under the same rules that apply to stock options. No participant may be granted stock appreciation rights with respect to more than 500,000 shares in any fiscal year. In connection with his or her initial service, a participant may be granted additional stock appreciation rights with respect to up to 500,000 shares.

      Performance Shares and Performance Units. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish performance goals in its discretion, which, depending upon the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. The performance goals may be based upon the achievement of company-wide, divisional or individual goals, applicable securities laws or other bases determined by the administrator. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date.

      Deferred Stock Units. Deferred stock units are awards of restricted stock, performance shares or performance units that are paid out in installments or on a deferred basis. The administrator determines the terms and conditions of deferred stock units.

      Automatic Grants to Non-employee Directors. Our 2004 Stock Plan also provides for the automatic grant of nonstatutory options to our non-employee directors who are not affiliated with our venture capital investors. Each eligible non-employee director appointed to the board after the completion of this offering will automatically receive an initial option to purchase 25,000 shares upon such appointment (except for those directors who become non-employee directors by ceasing to be employee directors). This option will vest as to one-third of the shares subject to the option on each anniversary of the date of grant, subject to his or her continued service as a director on each relevant vesting date. In addition, each eligible non-employee director will automatically receive a subsequent option to purchase 6,000 shares immediately following each annual meeting of our stockholders beginning in 2005, if he or she has served as a director for at least the previous six months. This option will vest as to 100% of the shares subject to the option on the first anniversary of the date of grant, subject to his or her continued service as a director on the vesting date. All options granted under the automatic grant provisions have a term of ten years and an exercise price equal to their fair market value on the date of grant. The administrator may change the number of shares subject to the initial and subsequent options.

      Transferability of Awards. Unless the administrator determines otherwise, our 2004 Stock Plan does not allow for the transfer of awards other than by will or by the laws of descent and distribution, and only the participant may exercise an award during his or her lifetime.

      Adjustments upon Merger or Change of Control. Our 2004 Stock Plan provides that in the event of a merger with or into another corporation or our change of control, including the sale of all or substantially all of our assets, the successor corporation will assume or substitute an equivalent award for each outstanding award. Any outstanding options or stock appreciation rights not assumed or substituted for will be fully vested and exercisable, including as to shares that would not otherwise have been vested and exercisable, for a period of 15 days from the date of notice to the optionee. The option or stock appreciation right will terminate at the end of the 15-day period. Any restricted stock, performance shares, performance units or deferred stock units not assumed or substituted for will be fully vested as to all of the shares subject to the award, including shares which would not otherwise be vested. In the event an outside director is terminated on or following a change of control, other than pursuant to a voluntary resignation, the options he or she received pursuant to the automatic grant provisions will fully vest and become immediately exercisable.

      Amendment and Termination of Our 2004 Stock Plan. Our 2004 Stock Plan will automatically terminate in 2014, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate our 2004 Stock Plan provided it does not adversely affect any award previously granted under our plan.

2004 Employee Stock Purchase Plan

      Our 2004 Employee Stock Purchase Plan was adopted by our board of directors in March 2004 and approved by our stockholders in December 2004. The 2004 Employee Stock Purchase Plan will become effective upon the completion of this offering.

      Number of Shares of Common Stock Available Under Our Plan. A total of 500,000 shares of our Class A common stock will be made available for sale under our 2004 Employee Stock Purchase Plan. In addition, our 2004 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under it on the first day of each fiscal year, beginning with our fiscal year 2006 and ending with our fiscal year 2014, equal to the lesser of:

•	1,000,000 shares, or

•	2% of the outstanding shares of our common stock on the first day of our fiscal year, or

•	a lesser amount as our board of directors may determine.

      Administration of Our Plan. Our board of directors or a committee appointed by our board will administer our 2004 Employee Stock Purchase Plan and will have full and exclusive authority to interpret its terms and to determine eligibility under it.

      Eligibility to Participate. Our employees and employees of designated subsidiaries are eligible to participate in our 2004 Employee Stock Purchase Plan if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under our 2004 Employee Stock Purchase Plan if such employee:

•	immediately after the grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	has rights to purchase stock under all of our employee stock purchase plans that accrue at a rate exceeding $25,000 worth of stock for each calendar year.

      Offering Periods and Contributions. Our 2004 Employee Stock Purchase Plan is intended to qualify for preferential tax treatment under Section 423 of the Internal Revenue Code of 1986 and provides for consecutive 6-month offering periods. The offering periods generally will start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period, which will commence on the first trading day on or after the effective date of this offering and will end on the first trading day on or after February 1, 2005. All eligible employees will be automatically enrolled in the first offering period, but payroll deductions and continued participation in the first offering period will not be determined until after the effective date of the Form S-8 registration statement which is intended to register the shares reserved for issuance under our plan.

      Our plan permits participants to purchase shares of our common stock through payroll deductions of up to 10% of their eligible compensation, which includes their base straight time gross earnings, commissions, overtime and shift premiums, but excludes all other compensation paid to them. A participant may purchase no more than 10,000 shares during any offering period.

      Purchase of Shares. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price of the common stock is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or its fair market value on the last day of an offering period. If there are overlapping offering periods and the fair market value at the end of an offering period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their accumulated payroll deductions to date upon withdrawal. Participation ends automatically three months following the termination of a participant’s employment with us unless terminated earlier at the participants’ request.

      Transferability of Rights. A participant may not transfer rights granted under our 2004 Employee Stock Purchase Plan other than by will or by the laws of descent and distribution. A participant may file with the administrator a written designation of a beneficiary to receive the shares and cash, if any, from such participant’s plan account in the case of his or her death.

      Adjustments Upon Merger or Change of Control. In the event of a merger with or into another corporation or a change of control, including the sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation does not assume or substitute for the outstanding options, any offering periods then in progress will be shortened by setting a new exercise date, any offering periods then in progress will end on the new exercise date and participant payroll deductions held by us will be used to purchase shares of our common stock on the new exercise date. In this event, the administrator will provide notice of the new exercise date to each optionee at least ten business days before the new exercise date.

      Amendment and Termination. The administrator has the authority to amend or terminate our 2004 Employee Stock Purchase Plan, except that, subject to certain exceptions described in our plan, no such action may adversely affect any outstanding rights to purchase stock under our 2004 Employee Stock Purchase Plan.

401(k) Plan

      We maintain a 401(k) retirement savings plan covering substantially all our U.S. employees. Each participant may contribute to the 401(k) plan through payroll deductions, subject to statutory limitations imposed by the Internal Revenue Service. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds. Employees are eligible for a discretionary contribution from us based on each employee’s total contribution, not to exceed 6% of an employee’s compensation. We have not made any discretionary contributions to the 401(k) plan.

Limitation on Liability and Indemnification Matters

      As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and bylaws that limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any unlawful payments related to dividends or unlawful stock repurchases, redemptions or other distributions; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or rescission. If Delaware law is amended to authorize the further elimination or limiting of the liability of a director, then the liability of our directors will be eliminated or limited to the furthest extent permitted by Delaware law as so amended.

      Our certificate of incorporation and bylaws provide that we shall indemnify our officers, directors and other agents to the full extent permitted by Delaware law. Our bylaws permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether Delaware law would permit indemnification, and to provide indemnification in circumstances in which indemnification is otherwise discretionary under Delaware law. Our bylaws specify circumstances in which indemnification for our directors and executive officers is mandatory and when we may be required to advance expenses before final disposition of any litigation.

      We have entered into indemnification agreements with each of our directors and officers that are, in some cases, broader than the specific indemnification provisions permitted by Delaware law, and that may provide additional procedural protection. The indemnification agreements require us, among other things, to:

•	indemnify officers and directors against certain liabilities that may arise because of their status as officers or directors;

•	advance expenses, as incurred, to officers and directors in connection with a legal proceeding, subject to limited exceptions; and

•	in certain cases, obtain directors’ and officers’ insurance.

      We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers. At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents. We are not aware of any pending or threatened litigation or proceeding that may result in claims for indemnification by a director, officer, employee or agent.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

      We describe below transactions and a series of similar transactions, during our last three fiscal years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $60,000; and

•	a director, executive officer, holder of more than 5% of our Class A common stock or any member of their immediate family had or will have a direct or indirect material interest.

Certain Transactions

      Pursuant to an investor rights agreement between us and certain of our stockholders, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to five percent of an aggregate of the securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not informed us whether they intend to exercise this right in connection with this offering of our Class A common stock. If such entities do exercise this right in connection with this offering, we will register the issuance of the shares of Class A common stock purchased by them.

      The law firm of Wilson Sonsini Goodrich & Rosati, Professional Corporation, acts as our principal outside counsel. Mark Bertelsen, one of our directors, is a member of Wilson Sonsini Goodrich & Rosati. Payments by us to Wilson Sonsini Goodrich & Rosati were less than one percent of the firm’s gross revenues in the last fiscal year. We believe that the services performed by Wilson Sonsini Goodrich & Rosati were provided on terms no more or less favorable than those with unrelated parties.

Indemnification and Employment Agreements

      We have entered into indemnification agreements with each of our directors and officers. See “Management — Limitation on Liability and Indemnification Matters.” We have also entered into employment agreements with certain of our executive officers. See “Management — Employment Agreements and Change of Control Arrangements.”

Registration Rights

      Holders of our preferred stock are entitled to certain registration rights with respect to the Class A common stock issued or issuable upon conversion of the preferred stock. See “Description of Capital Stock — Registration Rights.”

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our Class A common stock as of June 30, 2005, as adjusted to reflect (a) the sale of Class A common stock offered by us and by the selling stockholders in this offering, (b) the exchange of all of the outstanding exchangeable shares of 9090-5415 Quebec Inc. into our Class A common stock and the corresponding one-for-one redemption of our Class B common stock, and (c) the automatic conversion of all shares of our preferred stock into shares of our Class A common stock upon the completion of this offering, including 782,733 shares issuable in lieu of payment of accreted dividends that have been calculated assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00, for the following persons:

•	each person who we know beneficially owns more than 5% of our Class A common stock;

•	each of our directors;

•	each of our named executive officers;

•	all of our directors and executive officers as a group; and

•	each selling stockholder.

      Beneficial ownership is determined in accordance with SEC rules. Unless otherwise indicated below, and except to the extent authority is shared by spouses under applicable law, the persons and entities named in the table have sole voting and investment power with respect to all shares of Class A common stock shown as beneficially owned by them. The number of shares beneficially owned and the percentage of ownership of each person or entity includes shares of Class A common stock subject to options, warrants or other convertible securities held by that person or entity that are exercisable within 60 days of June 30, 2005. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

      Percentage of beneficial ownership is based on 17,251,063 shares of Class A common stock outstanding as of June 30, 2005, and 22,611,063 shares of Class A common stock to be outstanding after this offering.

	Shares Beneficially			Shares Beneficially
	Owned Prior to Offering			Owned After Offering
			Shares Being
Name of Beneficial Owner(1)	Number	Percent	Offered	Number	Percent

5% and Selling Stockholders:
Association de bienfaisance et de retraite des policiers et policières de la Ville de Montréal(2)	368,667	2.1%	34,866	333,801	1.5%
Bain Capital Funds(3)	3,649,807	21.2%	345,174	3,304,633	14.6%
Bain & Company, Inc.(4)	18,433	*	1,743	16,690	*
Comdisco Ventures Fund A, LLC(5)	125,737	*	2,624	123,113	*
Cary Dorsi	4,943	*	467	4,476	*
EdgeStone Capital Venture Fund Nominee, Inc.(6)	368,667	2.1%	34,866	333,801	1.5%
E-Squam Investors I, LP(7)	350,233	2.0%	33,123	317,110	1.4%
General Catalyst Group, LLC(8)	1,834,338	10.7%	174,330	1,669,008	7.4%
Gerbsman Family Revocable Trust(9)	5,377	*	509	4,868	*
Gryffindor Capital Partnership, LLC(10)	184,333	1.1%	17,433	166,900	*
Infinity Capital Funds(11)	441,663	2.6%	41,770	399,893	1.8%
Warren T. Lazarow	489	*	46	443	*
Martin Ouellet(12)	1,093,524	6.3%	—	1,093,524	4.9%
RGIP, LLC(13)	36,866	*	3,487	33,379	*
RRE Funds(14)	434,946	2.5%	41,134	393,812	1.7%
Seneca Investments LLC(15)	2,443,539	13.8%	185,516	2,258,023	9.8%
Les Strauss	12,359	*	1,169	11,190	*
Telesystem Ltd.(16)	3,581,423	20.8%	338,706	3,242,717	14.3%
Venrock Associates(17)	658,746	3.8%	62,300	596,446	2.6%
Wachovia Capital Investments, Inc.(18)	219,271	1.3%	20,737	198,534	*

Named Executive Officers and Directors:
Michael Gregoire	—	—	—	—	—
Louis Tetu(19)	1,202,630	6.8%	—	1,202,630	5.2%
Guy Gauvin(20)	184,531	1.1%	—	184,531	*
Tom Lavey(21)	61,806	*	—	61,806	*
Jean Lavigueur(22)	389,840	2.2%	—	389,840	1.7%
Mark Bertelsen	5,000	*	—	5,000	*
Howard Gwin	—	—	—	—	—
Eric Herr(23)	8,611	*	—	8,611	*
James Maikranz(24)	8,611	*	—	8,611	*
Jeffrey Schwartz(3)	3,649,807	21.2%	345,169	3,304,638	14.6%
Michael Tierney(15)	2,443,539	13.8%	185,514	2,258,025	9.8%
All directors and executive officers as a group (12 persons)(25)	7,502,729	40.7%	530,683	6,972,046	29.3%

*	Less than 1%

(1)	Unless otherwise indicated, the address of each beneficial owner listed below is c/o Taleo Corporation, 575 Market Street, Eighth Floor, San Francisco, CA 94105.

(2)	Shares beneficially owned by Association de bienfaisance et de retraite des policiers et policières de la Ville de Montréal (“ABRPPM”) represent (i) 339,627 shares held of record by ABRPPM and (ii) 29,040 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. The directors of ABRPPM share voting and investment power over the shares beneficially owned by ABRPPM. Alain Carpentier, Denis Labrecque, Louis Monette, Mario D. Morroni and Joel Savard are directors of ABRPPM and, as such, share voting and investment power over the shares beneficially owned by ABRPPM. Each of these individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for this entity is 480 Gilford Street, Suite 200, Montréal (Québec) H2J 1N3.

(3)	Shares beneficially owned by the Bain Capital Funds represent (i) 2,889,648 shares held of record by Bain Capital Venture Fund 2001, L.P. (“Bain Venture Fund”), whose sole general partner is Bain Capital Venture Partners, L.P. (“BCVP”), whose sole general partner is Bain Capital Venture Investors, LLC (“BCVI”), (ii) 247,086 shares issuable to Bain Venture Fund in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00, (iii) 399,921 shares held of record by BCIP Associates II (“BCIP II”), whose sole managing partner is Bain Capital Investors, LLC (“BCI”) (iv) 34,196 shares issuable to BCIP II in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00, (v) 72,737 shares held of record by BCIP Associates II-B (“BCIP II-B,” and together with BCIP II, the “BCIP Entities”), whose sole managing partner is BCI and (vi) 6,219 shares issuable to BCIP II-B in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. BCI has granted BCVI a power of attorney with respect to the shares held by the BCIP Entities. Michael A. Krupka is the sole managing member and a Managing Director of BCVI, a limited partner of BCVP, a member of BCI, and a partner of BCIP II. BCVP, BCVI and Mr. Krupka, by virtue of these relationships with respect to the Bain Venture Fund, may each be deemed to beneficially own the shares held by the Bain Venture Fund, and BCI, BCVI and Mr. Krupka, by virtue of these relationship with respect to the BCIP Entities, may each be deemed to beneficially own the shares held by the BCIP Entities. BCVP, BCVI, Mr. Krupka and BCI each disclaims beneficial ownership of such shares except to the extent of its or his pecuniary interest therein. Mr. Schwartz is a limited partner of BCVP, a member of BCI, a member and a Managing Director of BCVI and a partner of BCIP II and also serves as a member of our board of directors. Accordingly, he may be deemed to beneficially own the shares held by the Bain Venture Fund and the BCIP Entities. Mr. Schwartz disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 111 Huntington Avenue, Boston, MA 02199.

(4)	Shares beneficially owned by Bain & Company, Inc. represent (i) 16,981 shares held of record and (ii) 1,452 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Voting decisions at Bain & Company, Inc. are made by a twelve member board of directors and, therefore, no single member of the board has voting or investment authority. The address for this entity is 131 Dartmouth Street, Boston, Massachusetts 02116.

(5)	Shares beneficially owned by Comdisco Ventures Fund A, LLC (“Comdisco”) represent (i) 26,890 shares held of record by Comdisco, (ii) 97,995 shares issuable upon exercise of warrants that are exercisable within sixty (60) days of June 30, 2005 and (iii) 852 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Windspeed Acquisition Fund GP, LLC is the managing partner of Comdisco. John Bullock and Daniel H. Bathon, Jr. are

managing partners of Windspeed Acquisition Fund GP, LLC and, as such, may be deemed to share voting and investment power over the shares beneficially owned by Comdisco. Each of these individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for this entity is 52 Waltham Street, Lexington, Massachusetts 02421.

(6)	Shares beneficially owned by EdgeStone Capital Venture Fund Nominee, Inc. represent (i) 339,627 shares held of record and (ii) 29,040 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. EdgeStone Capital Venture Fund Nominee, Inc. is the registered holder of the shares as nominee for and on behalf of EdgeStone Capital Venture Fund, L.P. (the “EdgeStone Venture Fund”) and its parallel investors. The EdgeStone Venture Fund and its parallel investors are the beneficial owners of such shares. The general partner of the EdgeStone Venture Fund is EdgeStone Capital Venture Partners, Inc. (the “EdgeStone GP”). Investment and voting authority in respect of the shares beneficially owned by the EdgeStone Venture Fund and its parallel investors is shared by Samuel L. Duboc, Gilbert S. Palter, Bryan W. Kerdman and Sandra Cowan in their capacities as directors of the EdgeStone GP. The registered and principal office of the EdgeStone Fund and the EdgeStone GP is located at 130 King Street West, Suite 600, Toronto, Ontario, M5X 1A6.

(7)	Shares beneficially owned by E-Squam Investors I, L.P. represent (i) 322,645 shares held of record and (ii) 27,588 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. E-GPI, Inc. is the managing general partner of E-Squam Investors I, L.P. Investment and voting decisions at E-GPI, Inc. are made by a four member board of directors and, therefore, no single member of the board has voting or investment authority. The address for this entity is 131 Dartmouth Street, Boston, Massachusetts 02116.

(8)	Shares beneficially owned by General Catalyst Partners, LLC represent (i) 1,698,135 shares held of record and (ii) 145,203 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. General Catalyst Partners, LLC is the managing member of General Catalyst Group, LLC. Joel Cutler and David Fialkow are members of the Board of Managers of General Catalyst Group, LLC and, as such, may be deemed to share voting and dispositive power over the shares beneficially owned by General Catalyst Group, LLC. Messrs. Cutler and Fialkow disclaim beneficial ownership of any such shares. The address for this entity is 20 University Road, Suite 450, Cambridge, MA 02138.

(9)	Steven R. Gerbsman is the trustee of the Gerbsman Family Revocable Trust and, as such, has sole voting and investment power over the shares beneficially owned by the Gerbsman Family Revocable Trust.

(10)	Shares beneficially owned by Gryffindor Capital Partners represent (i) 169,813 shares held of record and (ii) 14,520 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Shelby E. L. Pruett is the managing principal of Gryffindor Capital Partners I, LLC and, as such, has sole voting and investment power over the shares beneficially owned by Gryffindor Capital Partners I, LLC. Mr. Pruett disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for this entity is 150 N. Wacker, Suite 800, Chicago, Illinois 60606.

(11)	Shares beneficially owned by the Infinity Capital Funds represent (i) 425,702 shares held of record by Infinity Capital Venture Fund 1999, L.P., (ii) 6,932 shares held of record by Infinity Capital VF Affiliates 1999, L.P., and (iii) 9,029 shares held of record by Infinity Capital VF Affiliates 1999 (Q), L.P. The sole general partner of each of these entities is Infinity Capital VF 1999 Management, LLC (“ICVF”). ICVF, by virtue of its relationship with these entities, may be deemed to beneficially own the shares held by such entities. ICVF disclaims beneficial ownership of such shares except to the extent of its pecuniary interest therein. Sam H. Lee, a managing member of ICVF, Virginia M. Turezyn, a managing member of ICVF, and Lori Kulvin Crawford, a non-managing member of ICVF, may be deemed to share voting and investment power over the securities owned by such entities. Each of these individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for this entity is 100 Hamilton Ave., Suite 400, Palo Alto, California 94301.

(12)	Includes options held by Mr. Ouellet to purchase 131,406 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005. In addition, 962,118 of these shares represent our exchangeable shares.

(13)	Shares beneficially owned by RGIP, LLC represent (i) 33,962 shares held of record and (ii) 2,904 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Douglass N. Ellis Jr., R. Brad Malt and Alfred Rose are managing members of RGIP, LLC and, as such, share voting and investment power over the shares held by RGIP, LLC. Each of these individuals disclaims beneficial ownership of such shares except to the extent of their pecuniary interests therein. The address for this entity is One International Place, Boston, Massachusetts 02100.

(14)	Shares beneficially owned by the RRE Venture Funds represent (i) 362,095 shares held of record by RRE Ventures II, LP, whose sole general partner is RRE Ventures GP II, LLC, (ii) 11,477 shares issuable to RRE Ventures II, LP in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00, (iii) 59,489 shares held of record by RRE Ventures Fund II, LP, whose sole general partner is RRE Ventures GP II, LLC and (iv) 1,885 shares issuable to RRE Ventures Fund II, LP in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Andrew L. Zalasin is a member of RRE Ventures GP II, LLC and, as such, may be deemed to have sole voting and investment power over the securities owned by such entities. Mr. Zalasin disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address for this entity is 126 East 56th Street, New York, New York 10022.

(15)	Shares beneficially owned by Seneca Investments LLC represent (i) 1,918,056 shares held of record by E-Services Investments Private Sub LLC (“E-Services”), (ii) 481,922 shares issuable upon exercise of a warrant held by E-Services that is exercisable within sixty (60) days of June 30, 2005 and (iii) 43,561 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. E-Services is a wholly owned subsidiary of Seneca Investments LLC. Seneca Investments LLC holds voting and dispositive power for the shares held by E-Services. Mr. Tierney is the chief executive officer of Seneca Investments LLC and serves as a member of our board of directors. In addition, Mr. Tierney is the majority owner of PGNT Management LLC, the majority owner of Seneca Investments LLC. Accordingly, he may be deemed to have voting and dispositive power and beneficially own the shares held of record by E-Services. Mr. Tierney disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 1 Rockefeller Plaza, Suite 1502, New York, NY 10020.

(16)	Shares beneficially owned by Telesystem Ltd. represent (i) 1,358,508 shares held of record by Telesystem Special Fund I, L.P., (ii) 116,162 shares issuable to Telesystem Special Fund I, L.P. in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00, (iii) 2,062,378 shares held of record by Telesystem Software Ventures Limited Partnership (iv) 44,375 shares issuable to Telesystem Software Ventures Limited Partnership in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Of these, 1,058,400 shares represent our exchangeable shares. Telesystem Special Fund I, L.P. is a direct subsidiary of Telesystem Ltd. Telesystem Software Ventures Limited Partnership is an indirect subsidiary of Telesystem Ltd. Telesystem Ltd. holds voting and dispositive power for the shares held by Telesystem Special Fund I, L.P. and Telesystem Software Ventures Limited Partnership, and Charles Sirois, the Chairman and President of Telesystem Ltd., may be deemed to have voting and dispositive power for the shares held directly or indirectly by Telesystem Ltd. Mr. Sirois disclaims beneficial ownership of such shares except to the extent of his pecuniary interest therein. The address of these entities is 1250 René-Lévesque Blvd. West, 38th Floor, Montreal, QC, Canada H3B 4W8.

(17)	Shares beneficially owned by Venrock Associates represent (i) 261,787 shares held of record by Venrock Associates, (ii) 8,298 shares issuable to Venrock Associates in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00, (iii) 376,720 shares held of record by Venrock Associates II, L.P. and (iv) 11,941 shares issuable to Venrock Associates II, L.P. in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. The managing general partners of Venrock Associates are Anthony B. Evnin, Anthony Sun, Ray A. Rothrock and, as such, share voting and investment power over the shares held by Venrock Associates. Each of these individuals disclaims beneficial ownership of such shares except to their pecuniary interests therein. The managing general partners of Venrock Associates II, L.P. are Anthony B. Evnin, Anthony Sun, Ray A. Rothrock and, as such, share voting and investment power over the shares held by Venrock Associates II, L.P. Each of these individuals disclaims beneficial ownership of such shares except to their pecuniary interests therein. The address for this entity is 30 Rockefeller Plaza, Suite 5508, New York, New York 10112.

(18)	Shares beneficially owned by Wachovia Capital Investments, Inc. represent (i) 212,535 shares held of record and (ii) 6,736 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00. Sue Schwein is a vice president and Thomas K. Hoops is a senior vice president of Wachovia Capital Investments, Inc. and, as such, share voting and investment power over the shares held by Wachovia Capital Investments, Inc. Each of these individuals disclaims beneficial ownership of such shares except to their pecuniary interests therein. The address for this entity is Charlotte Plaza, 201 S. College St., 11th Floor, Charlotte, North Carolina 28244.

(19)	Shares beneficially owned by Mr. Tetu include 146,906 shares held of record by Louise Couture, Mr. Tetu’s wife, 458,169 shares held of record by 9020-8828 Quebec Inc. and options held by Mr. Tetu to purchase 499,653 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005. Of these, 702,977 shares represent our exchangeable shares. Mr. Tetu is the sole shareholder of 9020-8828 Quebec Inc.

(20)	Includes options held by Mr. Gauvin to purchase 184,531 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(21)	Includes options held by Mr. Lavey to purchase 61,806 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(22)	Shares beneficially owned by Mr. Lavigueur represent 147,025 shares held of record by Christine Johnson, Mr. Lavigueur’s wife, and options held by Mr. Lavigueur to purchase 242,815 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005. Of these, 147,025 shares represent our exchangeable shares.

(23)	Includes options held by Mr. Herr to purchase 8,611 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(24)	Includes options held by Mr. Maikranz to purchase 8,611 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005.

(25)	Shares beneficially owned by all executive officers and directors as a group include (i) options to purchase 701,406 shares of Class A common stock that are exercisable within sixty (60) days of June 30, 2005, (ii) 481,922 shares issuable upon exercise of a warrant that is exercisable within sixty (60) days of June 30, 2005 and (iii) 331,062 shares issuable in lieu of payment of accreted dividends on outstanding preferred stock, assuming a payment date of September 30, 2005 and an assumed initial public offering price of $15.00.

DESCRIPTION OF CAPITAL STOCK

Authorized and Outstanding Capital Stock

      We will be authorized to issue 150,000,000 shares of Class A common stock, $0.00001 par value, 4,038,287 shares of Class B common stock, $0.00001 par value, and 10,000,000 shares of undesignated preferred stock, $0.00001 par value, upon the completion of this offering, pursuant to the amended and restated certificate of incorporation that we intend to file effective as of the closing. Pursuant to our existing certificate of incorporation, all of the shares of our preferred stock issued and outstanding prior to the completion of this offering will be converted to Class A common stock.

Class A Common Stock

      As of June 30, 2005, there were 12,430,043 shares of Class A common stock outstanding which were held of record by 72 stockholders, taking into account the anticipated conversion of our outstanding preferred stock into an aggregate of 12,334,407 shares of Class A common stock upon the completion of this offering, excluding accreted dividends.

      Pursuant to our certificate of incorporation to be in effect upon the completion of this offering, holders of our Class A common stock will be entitled to one vote per share on all matters to be voted upon by our stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, Class A common stockholders will be entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, our Class A common stockholders will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Class A common stockholders will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to our Class A common stock.

Class B Common Stock

      As of June 30, 2005, there were 4,038,287 shares of Class B common stock outstanding which were held of record by 18 stockholders.

      Pursuant to our certificate of incorporation to be in effect upon the completion of this offering, holders of our Class B common stock will be entitled to one vote per share on all matters to be voted upon by our stockholders and will vote together as a single class with holders of our Class A common stock. One share of our Class B common stock is redeemable by us for $0.00006 per share in connection with the issuance of one share of Class A common stock in exchange for Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec Inc. See “Exchangeable Shares.”

      Other than the voting rights and our redemption right described in this section, holders of Class B common stock are not entitled to any rights, economic or otherwise, as a result of their ownership of Class B common stock, including but not limited to any rights to dividends, payment upon our liquidation, dissolution or winding up or any other economic benefits. However, each holder of Class B common stock also owns an equivalent number of exchangeable shares, which cumulatively replicates the rights of a holder of our Class A common stock.

Preferred Stock

      Pursuant to our certificate of incorporation to be in effect upon the completion of this offering, our board of directors will be authorized, without any action by our stockholders, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of our Class A common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our Class A common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

•	impairing dividend rights of our Class A common stock;

•	diluting the voting power of our Class A common stock;

•	impairing the liquidation rights of our Class A common stock; and

•	delaying or preventing a change of control of us without further action by our stockholders.

      Upon the completion of this offering, no shares of our preferred stock will be outstanding, and we have no present plans to issue any shares of our preferred stock following this offering.

Exchangeable Shares

      In November 1999, we entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, we were issued 1,000 Class A common shares of 9090-5415 Quebec. The remaining shares of 9090-5415 Quebec are non-voting exchangeable shares, entitling the holder to exchange each exchangeable share for a share of our Class A common stock on a one-for-six basis after giving effect to our April 2005 one-for-six reverse stock split. There are 17,879,362 Class A preferred exchangeable shares and 6,350,400 Class B preferred exchangeable shares outstanding as of June 30, 2005. We refer to these Class A preferred exchangeable shares and Class B preferred exchangeable shares together as the exchangeable shares.

      In the event we declare a dividend on our shares, 9090-5415 Quebec is obligated to provide the holders of exchangeable shares with cash, exchangeable shares or other property which would mirror the distribution they would have received had they exchanged their exchangeable shares into our stock. In addition, if our holders experience a liquidation event, 9090-5415 Quebec is obligated to pay an equivalent liquidation preference to its shareholders. We have entered into a covenant agreement with 9090-5415 Quebec which obligates us to fund both the dividend and liquidation payments that 9090-5415 provides to its holders.

      These exchangeable shares were issued so that the holders of the outstanding capital stock of 9090-5415 Quebec could defer the imposition of certain taxes under Canadian law until such time as they elected to exchange their exchangeable shares for shares of our Class A common stock but could otherwise maintain their economic rights. In order to give the holders of these exchangeable shares the ability to vote on matters which may be voted on by our stockholders during the period prior to when they exchange their exchangeable shares for shares of our Class A common stock, we have issued to the holders of exchangeable shares one share of our Class B common stock for each six exchangeable shares held by them, which shares of Class B common stock are redeemable, one-for-one, for nominal value by us upon and simultaneously with the exchange of the exchangeable shares. 4,038,287 shares of our Class B common stock were outstanding as of June 30, 2005. Other than the rights described in this section, the holders of exchangeable shares have no further powers, preferences or rights with respect to our capital stock.

Warrants

      As of June 30, 2005, the following warrants to purchase Class A common stock were outstanding:

•	Beauchesne, Ostiguy & Simard Inc. holds a warrant to purchase 2,583 shares at an exercise price of $3.00 per share, which is fully exercisable at any time through the earlier of (i) November 20, 2006, (ii) the closing of an initial public offering of our Class A common stock, or (iii) a change of control of us;

•	E-Services Investments Private Sub LLC holds a warrant to purchase 481,922 shares at an exercise price of $3.6312 per share, which is fully exercisable at any time through January 25, 2007; and

•	Heidrick & Struggles, Inc. holds a warrant to purchase 41,667 shares at an exercise price of $13.50 per share, which is fully exercisable at any time through the earlier of (i) March 14, 2010, or (ii) a change of control of us.

      As of June 30, 2005, the following warrants to purchase Series D preferred stock were also outstanding:

•	Comdisco, Inc. and Comdisco Ventures, Inc. hold a series of warrants to purchase 587,976 shares at an exercise price of $1.23 per share, which are fully exercisable at any time through the earlier of (i) seven to ten years from the original date of issuance, or (ii) a three to five-year period from the effective date of our initial public offering and which are convertible into 97,995 shares of our Class A common stock (at an implied exercise price of $7.38 per share); and

•	Comerica Incorporated holds a warrant to purchase 92,496 shares at an exercise price of $1.23 per share, which is fully exercisable at any time through the later of (i) seven years from its original date of issuance, or (ii) three years from the effective date of our initial public offering and which is convertible into 15,416 shares of our Class A common stock (at an implied exercise price of $7.38 per share).

Registration Rights

      Following the completion of this offering, the holders of an aggregate of 11,622,038 shares of our Class A common stock or shares exchangeable into our Class A common stock will be entitled to the following rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities.

      Demand Registration Rights. If holders of at least 30% of the Class A common stock issued upon conversion of the Series C preferred stock or Series B preferred stock request that an amount of securities having an aggregate offering price of at least $5,000,000 be registered, we may be required to register their shares. We are only obligated to affect two registrations in response to these demand registration rights for the holders of Class A common stock issued upon conversion of our Series C preferred stock and one registration for the holders of Class A common stock issued upon conversion of our Series B preferred stock. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons.

      Piggyback Registration Rights. If at anytime we propose to register any of our Class A common stock under the Securities Act, the holders of registrable securities will be entitled to notice of the registration and to include their shares of our Class A common stock in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons. The holders of an additional 10,624,723 shares convertible into 1,770,769 shares of our Class A common stock are entitled to these piggyback registration rights.

      S-3 Registration Rights. The holders of registrable securities may require us, on not more than two occasions in any 365-day period, to file a registration statement on Form S-3 under the Securities Act covering their shares of our Class A common stock when registration of our shares under this form becomes possible. Depending on certain conditions, however, we may defer such registration for up to 90 days.

      Registration of shares of Class A common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We generally must pay all expenses, other than underwriting discounts and commissions, related to any registration.

      The registration rights terminate upon the earlier of (1) five years after completion of this offering, or (2) with respect to the registration rights of an individual holder, when the holder holds less than one percent of our outstanding stock and when the holder can sell all of the holder’s shares in any three-month period under Rule 144 under the Securities Act or another similar exception.

      Also, certain entities affiliated with Bain Capital Investors, LLC have the right to purchase up to an aggregate of five percent of the securities offered by us in a public offering, at the offering price per share, net of underwriting discounts and commissions. These entities have not currently informed us whether they intend to exercise this right in connection with this offering of our Class A common stock. If such entities do exercise this right in connection with this offering, we will register the issuance of the shares of Class A common stock purchased by them.

Certain Provisions of our Certificate of Incorporation and Bylaws and Delaware Anti-Takeover Law

Certificate of Incorporation and Bylaws

      Certain provisions of Delaware law and our certificate of incorporation and bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquiror outweighs the disadvantages of discouraging such proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, the negotiation of such proposals could result in an improvement of their terms.

      Our certificate of incorporation and bylaws include provisions that:

•	allow the board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	prohibit cumulative voting in the election of directors;

•	require that special meetings of our stockholders be called only by the board of directors, the chairman of the board, the chief executive officer or the president; and

•	establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to the board of directors.

The Delaware General Corporation Law

      We are subject to Section 203 of the Delaware General Corporation Law. This provision generally prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date such stockholder became an interested stockholder, unless:

•	prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

      In sum, these provisions of Delaware law and our certificate of incorporation and bylaws are intended to enhance the likelihood of continuity and stability in the composition of the board and in the policies formulated by the board and to discourage certain types of transactions that may involve an actual or threatened change of control. Specifically, these provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares or an unsolicited proposal for the restructuring or sale of all or part of our company. These provisions, however, could discourage potential acquisition proposals and complicate, delay or prevent a change of control. They may also have the effect of preventing changes in our management. We believe that the benefits of the increased protection of our negotiating abilities with proponents of unfriendly or unsolicited proposals to acquire or restructure us outweighs the disadvantages of discouraging these proposals, including proposals that are priced above the then current market value of our Class A common stock, because, among other things, negotiation of these proposals could result in an improvement of their terms.

Transfer Agent and Registrar

      The transfer agent and registrar for our Class A common stock is EquiServe Trust Company, N.A., 150 Royall Street, Canton, MA 02021.

Nasdaq National Market Listing

      We have applied for quotation of our Class A common stock on the Nasdaq National Market under the trading symbol “TLEO.”

SHARES ELIGIBLE FOR FUTURE SALE

      Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market could adversely affect the market price of the Class A common stock. Furthermore, since only a limited number of shares will be available for sale shortly after this offering because of contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise capital in the future.

      Upon the completion of this offering, we will have outstanding an aggregate of 21,828,330 shares of Class A and Class B common stock, excluding accreted dividends, assuming the issuance of 5,360,000 shares of Class A common stock. Of these outstanding shares, all 6,700,000 shares sold by us and the selling stockholders in the offering will be freely tradable without restriction or further registration under the Securities Act, unless these shares are purchased by “affiliates” as that term is defined in Rule 144 under the Securities Act. The 15,128,330 shares of Class A and Class B common stock outstanding upon the completion of the offering and held by existing stockholders will be “restricted securities” as that term is defined in Rule 144 under the Securities Act. Restricted shares may be sold in the public market only if registered or if they qualify for exemption under Rules 144, 144(k) or 701 promulgated under the Securities Act, which rules are summarized below, or another exemption.

Lock-up Agreements

      We intend to obtain lock-up agreements from all of our officers, directors, stockholders, warrant holders and optionholders under which they will agree not to transfer or dispose of, directly or indirectly, any shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of Class A common stock, for a period of 180 days after the date of this prospectus without the prior written consent of Citigroup. The lock-up agreements permit transfers of shares of our Class A common stock in limited circumstances, provided that the transferee agrees to be bound in writing by the provisions of the lock-up agreement.

      As a result of these lock-up agreements and rules of the Securities Act, the restricted shares will be available for sale in the public market, subject to certain volume and other restrictions, and subject to release as mentioned above, as follows:

Date	Number of Shares

On the date of this prospectus	575,094
Between 90 and 180 days after the date of this prospectus	6,279
At various times beginning more than 180 days after the date of this prospectus	14,546,957

      In general, under Rule 144, as currently in effect, upon expiration of the above-described lock-up, a person who owns shares that were acquired from us or one of our affiliates at least one year prior to the proposed sale is entitled to sell, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	One percent of the number of shares of common stock then outstanding, which will equal approximately 218,280 shares immediately after this offering; or

•	the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

      Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information about us. Rule 144 also provides that our affiliates who sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, with the exception of the holding period requirement.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than one of our affiliates, is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, “144(k) shares” may be sold immediately upon the completion of this offering.

Rule 701

      In general, under Rule 701 as currently in effect, any of our employees, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement will be eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144.

Registration of Shares in Connection with Compensatory Benefit Plans

      As of June 30, 2005, options to purchase 3,805,959 shares of our Class A common stock were issued and outstanding under our 1999 Stock Plan and Viasite Inc. Stock Plan. Also as of June 30, 2005, options to purchase 1,091,062 shares of our Series D preferred stock were issued and outstanding under our 2003 Series D Preferred Stock Plan, which will convert into options to purchase 181,838 shares of our Class A common stock upon the completion of this offering.

      Immediately after the completion of this offering, we intend to file a registration statement under the Securities Act covering shares of our Class A common stock issued or reserved for issuance under our stock option and employee stock purchase plans. This registration statement is expected to be filed and become effective as soon as practicable after the effective date of this offering. Accordingly, shares registered under this registration statement will, subject to vesting provisions and Rule 144 volume limitation, manner of sale, notice and public information requirements applicable to our affiliates, be available for sale in the open market immediately after the 180 day lock-up agreements expire.

Other Registration Rights

      Certain of our stockholders are parties to an agreement which obligates us to register their shares of our capital stock after this offering in specified circumstances. See “Description of Capital Stock — Registration Rights” for additional information.

UNDERWRITING

      Citigroup Global Markets Inc. is acting as sole bookrunning manager of the offering and, together with Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., CIBC World Markets Corp. and ThinkEquity Partners LLC are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and we and the selling stockholders have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Underwriter	Number of Shares

Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
J.P. Morgan Securities Inc.
CIBC World Markets Corp.
ThinkEquity Partners LLC

Total	6,700,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to the approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $           per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $           per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms. The representatives have advised us and the selling stockholders that the underwriters do not intend sales to discretionary accounts to exceed five percent of the total number of shares of our Class A common stock offered by them.

      The selling stockholders have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 1,005,000 additional shares of our Class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, and our other stockholders have agreed that for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of Citigroup, dispose of or hedge any of the shares of our capital stock or any securities convertible into or exchangeable for our capital stock. Citigroup in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of shares of our common stock to the public in that Relevant Member State may be made prior to the publication of a prospectus in relation to our common shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of our common shares may be made to the public in that Relevant Member State at any time:

•	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	in any other circumstances which do not require the publication by the issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

      For the purposes of this provision, the expression an “offer of shares to the public” in relation to any common shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the common shares to be offered so as to enable an investor to decide to purchase or subscribe the common shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, and the expression “Prospectus Directive” means Directive 2003/71/ EC and includes any relevant implementing measure in each Relevant Member State.

      Each underwriter has represented, warranted and agreed that:

•	it has not made and will not make an offer of the shares to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares of our common stock and the offer that has been approved by the Financial Services Authority (“FSA”) or, where appropriate, approved in another Member State and notified to the FSA, all in accordance with the Prospectus Directive, except that it may make an offer of the shares to persons who fall within the definition of “qualified investor” as that term is defined in Section 86(1) of the Financial Services and Markets Act 2000 (“FSMA”) or otherwise in circumstances which do not result in an offer of transferable securities to the public in the United Kingdom within the meaning of the FSMA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any shares in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

•	it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      Prior to this offering, there has been no public market for our Class A common stock. Consequently, the initial public offering price for the shares was determined by negotiations among us, the selling stockholders and the representatives. Among the factors considered in determining the initial public offering price were our record of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the prices at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our Class A common stock will develop and continue after this offering.

      We have applied to have our Class A common stock included for quotation on the Nasdaq National Market under the symbol “TLEO.”

      The following table shows the underwriting discounts and commissions that we and the selling stockholders are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of Class A common stock.

	Paid by Taleo		Paid by Selling Stockholders

	No Exercise	Full Exercise	No Exercise	Full Exercise

Per Share	$	$	$	$
Total	$	$	$	$

      In connection with the offering, Citigroup, on behalf of the underwriters, may purchase and sell shares of Class A common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Class A common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short involve either purchases of the Class A common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of Class A common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Citigroup repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the Class A common stock. They may also cause the price of the Class A common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We estimate that the total expenses of this offering payable by us will be $3.2 million.

      We have entered into a software, maintenance and services agreement with Citigroup in the ordinary course of our business pursuant to which we provide our enterprise staffing management solutions in return for a customary fee. In the twelve month period ending December 31, 2004 and the six month period ending June 30, 2005, Citigroup accounted for 2.5% and 4.5% of our revenues, respectively. Our contract with Citigroup expires pursuant to its terms on December 31, 2008.

      We have entered into contracts with JP Morgan Chase for use of both our permanent and contingent staffing solutions in the ordinary course of business pursuant to which we provide such products in return for a customary fee. In the twelve month period ending December 31, 2004 and the six month period ending June 30, 2005, JP Morgan Chase accounted for 6.9% and 4.8% of our revenues, respectively. Our contract with JP Morgan Chase with respect to our permanent staffing solution expires pursuant to its terms on June 30, 2006 and our contract with JP Morgan Chase with respect to our contingent staffing solution expires pursuant to its terms on December 31, 2005. There can be no assurance that either these contracts or our contract with Citigroup will be renewed upon their expiration. In the future, we may, from time to time, engage in transactions with and perform services for one or more of the underwriters in the ordinary course of our business.

      A prospectus in electronic format may be made available by one or more of the underwriters on a website maintained by a third-party vendor. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      Other than the prospectus in electronic format, the information on such website is not part of the prospectus.

      We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933 or to contribute to payments the underwriters may be required to make because of any of those liabilities.

U.S. FEDERAL INCOME TAX CONSEQUENCES

TO NON-U.S. HOLDERS

      The following is a general discussion of the material U.S. federal income tax consequences of the ownership and disposition of our Class A common stock by a beneficial owner that is a non-U.S. holder. For the purpose of this discussion, a non-U.S. holder is any holder other than:

•	an individual citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation or a partnership or entity taxable as a partnership created or organized in the United States or under the laws of the United States or any political subdivision thereof;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a U.S. person.

      This discussion assumes that non-U.S. holders will hold our Class A common stock issued pursuant to the offering as a capital asset (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant in light of a non-U.S. holder’s special tax status or special tax situations. U.S. expatriates, life insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, “controlled foreign corporations,” “passive foreign investment companies,” “foreign personal holding companies,” and investors that hold Class A common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion also does not address any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986 and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

      If a partnership holds Class A common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our Class A common stock and partners in such partnerships should consult their tax advisors.

Dividends

      As discussed in “Dividend Policy” above, we have not paid any dividends on our Class A common stock, and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our Class A common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

      Any dividend (out of earnings and profits) paid to a non-U.S. holder of Class A common stock generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-U.S. holder must provide us with an IRS Form W-8BEN certifying qualification for the reduced rate.

      Special rules apply if the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if a treaty applies, are attributable to a permanent establishment of the non-U.S. holder within the United States. Dividends received by a non-U.S. holder that are effectively connected with a U.S. trade or business conducted by the non-U.S. holder and, if a treaty applies, are attributable to such permanent establishment of a non-U.S. holder, are generally exempt from such withholding tax if the non-U.S. holder files certain forms with the United States, including an IRS Form W-8ECI (or successor form) properly certifying that the dividends are effectively connected to the conduct of a trade or business within the United States. Such effectively connected dividends, although not subject to withholding tax, are taxed in the same manner as U.S. persons, net of certain deductions and credits.

      In addition to the graduated tax described above, a corporate non-U.S. holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty on the repatriation from the United States of its “effectively connected earnings and profits,” subject to certain adjustments.

      A non-U.S. holder of Class A common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty, but did not provide a Form W-8BEN, may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed with the Internal Revenue Service, or IRS.

Gain on Disposition of Common Stock

      A non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of our Class A common stock unless:

•	the gain is effectively connected with a U.S. trade or business of the non-U.S. holder, and, if required by an applicable income tax treaty as a condition to subjecting a non-U.S. holder to U.S. income tax on a net basis, the gain is attributable to a permanent establishment of the non-U.S. holder maintained in the United States (which gain, in the case of a corporate non-U.S. holder, must also be taken into account for branch profits tax purposes);

•	the non-U.S. holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder is subject to tax pursuant to the provisions of the Internal Revenue Code regarding the taxation of U.S. expatriates, or

•	our Class A common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock and such holder, at some point during the relevant period, held more than 5% of our Class A common stock. We have determined that we are not and do not believe that we will become a “United States real property holding corporation” for U.S. federal income tax purposes.

Backup Withholding and Information Reporting

      Generally, we must report annually to the IRS the amount of dividends paid or proceeds received from a sale or other disposition of our Class A common stock, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

      Payments of dividends or of proceeds on the disposition of stock made to a non-U.S. holder may be subject to backup withholding (currently at a rate of 28%) unless the non-U.S. holder establishes an exemption, for example by properly certifying its non-U.S. status on a Form W-8BEN or another appropriate version of Form W-8. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

      Backup withholding is not an additional tax. Rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

U.S. Federal Estate Tax

      Shares of our Class A common stock that are owned or treated as owned by an individual who is not a citizen or resident (as defined for U.S. federal estate tax purposes) of the United States at the time of death will be includible in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

LEGAL MATTERS

      The validity of the issuance of the shares of Class A common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Mark Bertelsen, one of our directors, owns 5,000 shares of our Class A common stock. Davis Polk & Wardwell, Menlo Park, California, will pass upon certain legal matters in connection with this offering for the underwriters.

EXPERTS

      The consolidated financial statements of Taleo Corporation as of December 31, 2003 and 2004 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in this registration statement (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the restatement of the 2002 and 2003 financial statements) are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

      The financial statements of White Amber, Inc. as of December 31, 2002 and 2001, and for the years then ended included in this prospectus and registration statement have been audited by KPMG LLP, independent certified public accountants, as set forth in their report thereon, appearing elsewhere herein, and are included herein upon the authority of said firm as experts in accounting and auditing. Taleo Corporation has agreed to indemnify and hold KPMG LLP harmless against and from any and all legal costs and expenses incurred by KPMG LLP in successful defense of any legal action or proceeding that arises as a result of KPMG LLP’s consent to the inclusion of its audit report on White Amber Inc. past financial statements included in this registration statement.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to us and our Class A common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules filed therewith may be inspected without charge at the public reference room maintained by the SEC, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the site is http://www.sec.gov.

      We have filed with the SEC a registration statement on Form 10 under the Exchange Act with respect to our Class A common stock. We were required to file the Form 10 because we had total assets of more than $10 million and a class of equity security held of record by more than 500 persons on December 31, 2004, the last day of our fiscal year. The Form 10 was effective on July 1, 2005. Upon the effectiveness of the Form 10, we became subject to the information and periodic reporting requirements of the Exchange Act, and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the public reference room and web site of the SEC referred to above. We maintain a web site at http://www.taleo.com. You may access our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the SEC free of charge at our web site as soon as reasonably practicable after such material is electronically filed with, or furnished to, the SEC. The reference to our web address does not constitute incorporation by reference of the information contained at that site.

INDEX TO FINANCIAL STATEMENTS

Page

Taleo Corporation Audited Consolidated Financial Statements as of December 31, 2003 and 2004 and for each of the Three Years in the Period Ended December 31, 2004
Report of Independent Registered Public Accounting Firm	F-2
Balance Sheets	F-3
Statements of Operations	F-4
Statements of Stockholders’ Deficit	F-5
Statements of Cash Flows	F-6
Notes to Consolidated Financial Statements	F-7

Taleo Corporation Unaudited Consolidated Condensed Financial Statements as of June 30, 2005 and for each of the Six-Month Periods Ended June 30, 2004 and 2005
Balance Sheet	F-34
Statements of Operations	F-35
Statements of Cash Flows	F-36
Notes to Consolidated Condensed Financial Statements	F-37

White Amber, Inc. Audited Financial Statements as of December 31, 2001 and 2002 and for each of the Two Years in the Period Ended December 31, 2002
Independent Auditors’ Report	F-49
Balance Sheets	F-50
Statements of Operations	F-51
Statements of Stockholders’ Deficit	F-52
Statements of Cash Flows	F-53
Notes to Financial Statements	F-54

White Amber, Inc. Unaudited Condensed Financial Statements for the Nine-Month Period Ended September 30, 2003
Balance Sheets	F-66
Statements of Operations	F-67
Statements of Cash Flows	F-68
Notes to Unaudited Condensed Financial Statements	F-69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of Taleo Corporation:

      We have audited the accompanying consolidated balance sheets of Taleo Corporation and Subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2004, and the results of its operations and its cash flows for the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Note 16 to the accompanying financial statements, the Company has restated its financial statements for the year ended December 31, 2002 and 2003.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

August 1, 2005

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,

	2003	2004

	(as restated —
	see Note 16)
ASSETS
Current assets:
Cash and cash equivalents	$18,194	$5,773
Accounts receivable, less allowances of $50 and $150 at December 31, 2003 and 2004, respectively	8,594	14,980
Prepaid expenses and other current assets	804	1,242
Investment credit receivable	1,987	2,784

Total current assets	29,579	24,779
Property and equipment, net	6,901	6,768
Restricted cash	—	195
Other assets	390	2,402
Goodwill	2,719	2,828
Other intangibles, net	2,397	1,543

Total assets	$41,986	$38,515

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$3,413	$3,130
Accounts payable and accrued liabilities	16,804	9,725
Customer deposits	869	2,353
Deferred revenue	6,098	10,930

Total current liabilities	27,184	26,138

Customer deposits and deferred revenue	404	598
Other liabilities	—	250
Long-term debt	216	2,573
Commitments and contingencies (Notes 9 and 10)
Class B Redeemable Common Stock, $0.00001 par value, 24,229,762 shares authorized and 4,038,287 shares issued and outstanding at December 31, 2003 and 2004	—	—

Total liabilities	27,804	29,559

Series A, B, C and D Convertible Preferred Stock, $0.00001 par value, 79,533,696 shares authorized; 69,870,095 shares issued and outstanding, liquidation preference of $47,497 and $49,961 at December 31, 2003 and 2004, respectively	46,629	49,385
Exchangeable share obligation	1,545	1,660
Stockholders’ equity (deficit):
Class A Common Stock, $0.00001 par value, 250,000,000 shares authorized; 35,907 and 67,415 shares issued and outstanding at December 31, 2003 and 2004, respectively	—	—
Additional paid-in capital	4,671	5,039
Accumulated deficit	(38,762)	(47,313)
Deferred compensation	(283)	(37)
Accumulated other comprehensive gain (loss)	382	222

Total stockholders’ deficit	(33,992)	(42,089)

Total liabilities and stockholders’ deficit	$41,986	$38,515

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Years Ended December 31,

	2002	2003	2004

		(as restated —
		see Note 16)
Revenue:
Application	$20,753	$36,029	$49,010
Consulting	7,635	7,606	9,640

Total revenue	28,388	43,635	58,650

Cost of revenue:
Application	3,987	7,670	14,618
Consulting	6,504	6,462	8,276

Total cost of revenue	10,491	14,132	22,894

Gross profit	17,897	29,503	35,756

Operating expenses:
Sales and marketing	12,205	14,767	18,153
Research and development	6,460	10,998	16,010
General and administrative	3,372	4,726	7,161
Charge for in-process research and development	—	150	—

Total operating expenses	22,037	30,641	41,324

Operating loss	(4,140)	(1,138)	(5,568)

Other (expense) income:
Interest income	137	83	101
Interest expense	(109)	(152)	(404)
Other (expense) income, net	(39)	(62)	65

Total other expense	(11)	(131)	(238)

Loss before provision for income taxes	(4,151)	(1,269)	(5,806)
Provision (benefit) for income taxes	—	89	(11)

Net loss	(4,151)	(1,358)	(5,795)
Accretion of dividends and issuance costs on preferred stock	(2,326)	(2,419)	(2,756)

Net loss attributable to Class A common stockholders	$(6,477)	$(3,777)	$(8,551)

Net loss attributable to Class A common stockholders per share — basic and diluted (as restated, Note 16)	$(1,079.50)	$(151.08)	$(152.70)

Unaudited pro forma net loss attributable to Class A common stockholders per share — basic and diluted (Note 12)			$(0.47)

Weighted average Class A common shares:
Basic and diluted (as restated, Note 16)	6	25	56

Unaudited pro forma basic and diluted (Note 12)			12,390

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ DEFICIT
For the years ended December 31 2002, 2003 and 2004
(dollars in thousands)

	Class A					Accumulated
	Common Stock		Additional			Other
			Paid-In	Deferred	Accumulated	Comprehensive		Comprehensive
	Shares	Amount	Capital	Compensation	Deficit	(Loss) Income	Total	(Loss) Income

Balance, January 1, 2002 (as restated)	4,037	$—	3,193	$—	$(28,508)	$(159)	$(25,474)	—
Employee stock options exercised	10,070	—	32	—	—	—	32	—
Stock-based compensation expense	—	—	567	—			567	—
Accrued dividend on Series C Preferred Stock	—	—	—	—	(2,034)	—	(2,034)	—
Accretion of issuance costs of Series C Preferred Stock	—	—	—	—	(292)	—	(292)	—
Net loss	—	—	—	—	(4,151)	—	(4,151)	$(4,151)
Translation adjustments	—	—	—	—	—	52	52	52

Balance, December 31, 2002 (as restated)	14,107	—	3,792	—	(34,985)	(107)	(31,300)	$(4,099)

Employee stock options exercised	22,183	—	29	—	—	—	29	—
Warrants issued for professional services	—	—	10	—	—	—	10	—
Shares returned under legal settlement	(383)	—	—	—	—	—	—	—
Issuance of stock, stock options, and warrants assumed in connection with acquisition	—	—	840	(387)	—	—	453	—
Amortization of deferred compensation	—	—	—	104	—	—	104	—
Accrued dividend on Series C and Series D Preferred Stock	—	—	—	—	(2,127)	—	(2,127)	—
Accretion of issuance costs of Series C Preferred Stock	—	—	—	—	(292)	—	(292)	—
Net loss	—	—	—	—	(1,358)	—	(1,358)	$(1,358)
Translation adjustments	—	—	—	—	—	489	489	489

Balance, December 31, 2003 (as restated)	35,907	—	4,671	(283)	(38,762)	382	(33,992)	$(869)

Employee stock options exercised	30,120	—	107	—	—	—	107	—
Cashless exercise of warrants	1,388	—	—	—	—	—	—	—
Warrants issued for professional services	—	—	93	—	—	—	93	—
Modification of warrants in connection with litigation	—	—	217	—	—	—	217	—
Forfeiture of Series D Preferred Stock options	—	—	(49)	55	—	—	6	—
Amortization of deferred compensation	—	—	—	191	—	—	191	—
Accrued dividend on Series C and Series D Preferred Stock	—	—	—	—	(2,464)	—	(2,464)	—
Accretion of issuance costs of Series C Preferred Stock	—	—	—	—	(292)	—	(292)	—
Net loss	—	—	—	—	(5,795)	—	(5,795)	$(5,795)
Translation adjustments	—	—	—	—	—	(160)	(160)	(160)

Balance, December 31, 2004	67,415	$—	$5,039	$(37)	$(47,313)	$222	$(42,089)	$(5,955)

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years Ended December 31,

	2002	2003	2004

	(as restated —
	see Note 16)
Cash flows from operating activities:
Net loss	$(4,151)	$(1,358)	$(5,795)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization	1,298	3,274	4,479
Gain (loss) on disposal of fixed assets	123	(12)	71
Charge for in-process research and development	—	150	—
Noncash stock compensation expenses	567	114	556
Adjustment to goodwill	—	—	73
Options forfeited	—	—	(55)
Changes in working capital accounts:
Accounts receivable	(1,893)	(1,415)	(6,317)
Prepaid expenses and other assets	(259)	(314)	(381)
Investment credit receivable	21	(611)	(452)
Accounts payable and accrued liabilities	1,176	11,349	(7,418)
Deferred revenues and customer deposits	1,886	(265)	6,673

Net cash provided by (used in) operating activities	(1,232)	10,912	(8,566)

Cash flows from investing activities:
Acquisition of fixed assets	(1,979)	(5,387)	(3,382)
Disposition of fixed assets	—	—	26
Restricted cash	—	—	(195)
Cash acquired, net of payments made in connection with acquisition	—	3,105	—

Net cash used in investing activities	(1,979)	(2,282)	(3,551)

Cash flows from financing activities:
Proceeds from long-term debt	234	2,368	7,575
Principal payments on long-term debt	(745)	(1,777)	(5,873)
Increase in other assets	—	—	(2,003)
Employee stock options and warrants exercised	32	84	107

Net cash provided by (used in) financing activities	(479)	675	(194)

Effect of exchange rates on cash and cash equivalents	23	(75)	(110)

Increase (decrease) in cash and cash equivalents	(3,667)	9,230	(12,421)
Cash and cash equivalents:
Beginning of year	12,631	8,964	18,194

End of year	$8,964	$18,194	$5,773

Supplemental cash flow disclosures:
Cash paid for interest	$44	$53	$303

Cash paid for income taxes	$—	$—	$76

Supplemental disclosure of cash flows related to 2003 acquisition:
Fair value of assets acquired, excluding cash		$7,658
Cash acquired, net of payments in connection with the acquisition		3,105
Value of stock issued in connection with the acquisition		(5,842)
Value of options issued, and warrants assumed		(453)
Charge for in-process research and development		150

Liabilities assumed		$4,618

See accompanying notes to consolidated financial statements.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of Business, Basis of Presentation

      Nature of Business — Taleo Corporation and its subsidiaries (the “Company”) provide talent management solutions that enable organizations of all sizes to assess, acquire and manage their workforces for improved business performance. The Company’s software applications are offered to customers primarily on a subscription basis.

      The Company was incorporated under the laws of the state of Delaware in May 1999 as Recruitsoft, Inc. The Company changed its name from Recruitsoft, Inc. to Taleo Corporation in March 2004. The Company has principal offices in San Francisco, California and Quebec City, Quebec. The Company conducts its business worldwide, with subsidiaries in Canada, France, the Netherlands, the United Kingdom, Singapore and Australia. The subsidiary in Canada provides the primary product development activities for the Company, and the other foreign subsidiaries are generally engaged in providing sales, account management and support activities.

      Basis of Presentation — The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of Taleo Corporation and its wholly owned subsidiaries. All intercompany balances and transactions have been eliminated.

      As shown in the consolidated financial statements, the Company incurred net losses of $8.6 million, $1.4 million and $4.2 million and (used) provided cash from operations of $(8.6 million), $10.9 million and $(1.2) million for the fiscal years ended December 31, 2004, 2003 and 2002 respectively. In addition, the Company had an accumulated deficit of approximately $47.3 million as at December 31, 2004.

      In 2005, the Company entered into a new loan agreement with Goldman Sachs Specialty Lending Group (as further described in Note 5 — Debt) in order to provide the Company with financing to support its working capital needs. The loan provided the Company net proceeds of $15.5 million, net of financing costs and repayment of outstanding amounts to National Bank of Canada. A portion of the proceeds of the term loan are restricted as to the Company’s ability to access the funds. At June 30, 2005, this restriction was $8.1 million. Management believes that the Company’s cash on hand and the cash expected to be generated from operations will be sufficient to enable the Company to fund its operations beyond the next twelve months. However, given our history of losses we may be required to raise additional equity or debt financing if we are not able to achieve and sustain profitability.

      Stock Split — The accompanying financial statements reflect a one-for-six reverse stock split of the Company’s common stock that was approved by the Board of Directors and stockholders effective April 25, 2005. All share and per share information herein has been retroactively restated to reflect this split.

      Recent Accounting Pronouncements — On December 16, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” that requires companies to expense the fair value of employee stock options and similar awards. SFAS 123R was subsequently amended by the Securities and Exchange Commission and is effective for the Company January 1, 2006. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). The effect of this pronouncement to the Company’s results of operations will be material.

      Recently Adopted Accounting Pronouncements — On May 15, 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” or SFAS 150. SFAS 150 established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. The application of this standard resulted in the Company reclassifying its Class B Redeemable Common Stock (which obligation is approximately

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

$242) to the liability category. There were no other impacts related to the adoption of this standard.

2.	Summary of Significant Accounting Policies

      Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires company management to make estimates and assumptions that affect the amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Revenue Recognition — The Company generates revenue by providing its solutions to meet professional, hourly and temporary staffing needs. The Company derives its professional and hourly revenue primarily from hosting and application fees and maintenance fees, which fees are collectively reflected as application revenue, and secondarily from professional implementation and consulting services, which are reflected as consulting revenue. The Company typically enters into multiple-element arrangements that include hosting, application and implementation or consulting services. The Company allocates the arrangement fee to the elements based upon the fair value of those elements. The fair value of the elements is typically determined by the price of the deliverable when it is sold on a standalone basis. Revenues for each of these elements, whether contracted directly with the end-user customer, or in certain cases through the Company’s partners, are recognized when persuasive evidence of an arrangement exists, delivery of the service has occurred, the price is fixed or determinable, and collectibility is reasonably assured.

      Hosting and application services provide customers the right to access applications, use hardware for the application access, and utilize customer service. Customers typically do not have the right to take possession of the Company’s software during the hosting agreement. Contracts typically have a term of three years and are generally non-cancelable, or provide for significant penalties if cancelled. Hosting and application service revenue is recognized ratably over the term of the arrangement. Set-up fees for a new customer contract, which are nominal, are deferred and recognized over the life of the arrangement.

      The White Amber or “Taleo Contingent” revenue is generated in the temporary or contingent staffing market. The Taleo Contingent revenue is recognized based on a fixed, contracted percentage of the dollar amount invoiced for contingent labor through the use of one of the Company’s applications and is recorded on a net basis under the provisions of Emerging Issues Task Force (“EITF”) No. 99-19 “Reporting Revenue Gross as Principal Versus Net as Agent” as the Company is not the primary obligor under the arrangements, the percentage earned by the Company is typically fixed, and the Company does not retain credit risk.

      Consulting services represent a separate earnings process and are recognized as services are performed. Consulting services generally include business process reengineering, change management, application configuration, and education and training services. Consulting engagements are typically billed on a time and materials basis. A small number of the Company’s consulting and implementation engagements are priced on a fixed-fee basis. Revenue recognized under fixed-fee arrangements is recognized proportionally to the performance of the services utilizing milestones if present in the arrangement or hours incurred relative to hours projected if milestones are not present. However, the revenue recognized under the fixed fee arrangements is limited to the contractual amount that the Company would be able to recover should there be a cancellation by the customer.

      The Company has also licensed its application product under perpetual license arrangements that have been recognized “up-front.” Revenues from licensing that were recognized “up-front” were $0.9 million, $2.7 million and $0 in 2002, 2003 and 2004, respectively, and are included in application revenues. Software license revenue is recognized upon shipment of the product utilizing the residual method

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided that the license fee is fixed and determinable, persuasive evidence of an arrangement exists, and collection is probable. Software licenses may be sold with annual maintenance contracts and, in some cases, also with consulting services. For the undelivered elements, vendor-specific objective evidence (“VSOE”) of fair value is determined to be the price charged when the undelivered element is sold separately. VSOE for maintenance sold in connection with a software license is determined based on the amount that will be separately charged for the maintenance renewal period. VSOE for consulting services is determined by reference to the amount charged for similar engagements.

      The Company does not license its software with a right of return and typically does not license its software or provide hosting services with conditions of acceptance. If an arrangement does contain conditions of acceptance, recognition of the revenue is deferred until the acceptance criteria are met or the period of acceptance has passed.

      Payments received and billings in advance of providing services are deferred until the services are provided.

      Commission Expense — Commissions are the incremental costs that are directly associated with revenue contracts. In the case of commissions for application revenue contracts the commissions are calculated based upon a percentage of the first year’s revenue of the contract. The commission payment is earned by the Company’s sales persons over the twelve-month period following the initiation of a new customer contract. To the extent that a commission is paid before it is earned it is recorded as a prepaid expense and amortized over the period benefited by the service period of the sales person.

      Goodwill, Other Intangible Assets and Long-lived Assets — In connection with the acquisition of White Amber, the Company recorded goodwill of $2.8 million, which was assigned to the application segment. The Company is required to test such goodwill for impairment on at least an annual basis. The Company adopted October 1st as the date of the annual impairment test and performed its first annual impairment test on October 1, 2004. The impairment test compares the fair value of the reporting unit to its carrying amount, including goodwill, to assess whether impairment is present. Based on this assessment test, the Company does not have an impairment as of October 1, 2004. The Company will assess the impairment of goodwill more often if indicators of impairment arise.

      Acquired intangible assets primarily represent the existing technology and customer relationships related to the acquisition of White Amber. These assets are being amortized on a straight-line basis with no expected residual value over their three year estimated remaining useful lives. Amortization expense related to these intangible assets was $0.2 million in 2003 and $0.9 million in 2004. Amortization expense will be approximately $0.9 million in 2005 and $0.7 million in 2006.

      Acquired intangible assets consisted of the following at December 31 (in thousands):

Description	2003	2004

Existing technology	$1,688	$1,688
Customer relationships	874	874

	2,562	2,562
Less accumulated amortization	(165)	(1,019)

Total	$2,397	$1,543

      Impairment of Long-Lived Assets — In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the Company periodically reviews long-lived assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of those assets are no longer appropriate. Each

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impairment test is based on a comparison of the undiscounted cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value based on a discounted cash flow analysis. No impairment provisions have been recognized to date.

      Stock-Based Compensation — The Company accounts for employee and director stock option grants using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require the recognition of compensation expense for options granted to employees and directors with exercise prices equal to the fair value of the common stock at the date of grant.

      On December 16, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” that requires companies to expense the fair value of employee stock options and similar awards. SFAS 123R was subsequently amended by the Securities and Exchange Commission and is effective for the Company January 1, 2006. The Statement requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). The effect of this pronouncement to the Company’s results of operations will be material. The Company is currently in the process of evaluating the effect and implementation of SFAS No. 123R. The historic pro forma effect is disclosed below in Note 2. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to proforma expense over the vesting period of the option. Had compensation expense from the Company’s plan been determined consistent with SFAS No. 123, net loss would have been approximately as follows at December 31 (in thousands, except per share data):

	Year Ended December 31,

	2002	2003	2004

Net loss attributable to Class A common stockholders:
As reported	$(6,477)	$(3,777)	$(8,551)
Add: Stock-based compensation expense included in reported net loss	567	104	556
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(1,252)	(1,379)	(1,947)

Pro forma	$(7,162)	$(5,052)	$(9,942)

Basic and diluted loss per Class A common share:
As reported	$(1,079.50)	$(151.08)	$(152.70)

Pro forma	$(1,193.67)	$(202.08)	$(177.54)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2003 and 2004, respectively: dividend yield of 0%, risk free interest rates of 3.91%, 2.72% and 2.72% to 3.10%, volatility factors of 77%, 68% and 68% to 79%, and expected lives of 5, 5 and 4 to 5 years, respectively. The weighted average fair value of each option granted during 2002, 2003 and 2004 using the Black-Scholes option pricing model was $1.94, $1.75 and $1.34 to $1.39, respectively. The Company has accounted for forfeitures under SFAS No. 123 as they occurred.

      Stock options granted to non-employees are accounted for in accordance with SFAS No. 123 and EITF No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services,” which generally requires the value of the options to be periodically remeasured and charged to expense as they are earned over the performance

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

period. The fair value of the options is determined using the Black-Scholes model or the fair value of the services, whichever is more readily determinable.

      Income Taxes — Recognition of deferred tax assets and liabilities is provided for the expected future tax consequences of events that have been included in the Company’s consolidated financial statements or tax returns. Deferred tax assets and liabilities are determined based on the differences between the financial accounting and tax bases of assets and liabilities using enacted tax rates expected to be in effect for the year in which the differences are expected to reverse. Valuation allowances are provided against net deferred tax assets when it is more likely than not that such assets will not be realized.

      The Company has currently not recorded any tax reserves to address potential exposures involving its Federal, State and International tax positions. Potential exposures result from the varying application of statutes, rules, regulations and interpretations by different jurisdictions. The Company’s estimate of the value of its tax reserves contains assumptions based on past experiences and judgments about the interpretation of statutes, rules and regulations by taxing jurisdictions.

      Taleo Contingent Accounts Receivable and Staffing Suppliers Payable — The staffing supplier companies that use Taleo Contingent to provide services to the Company’s customers, do so under agreements whereby the Company is not obligated to pay the staffing suppliers unless payment is received by the Company from its customer. Customers of the Company remit the full amount of the invoice for contingent labor to the Company. The Company, after deducting its service fee, then remits payment to the staffing supplier. Receivables under such agreements totaled $251,000 and $213,000 as of December 31, 2003 and 2004, respectively. As of December 31, 2003 and 2004, the Company was obligated to remit (within five business days) approximately $9.7 million and $0.2 million to staffing suppliers for amounts collected on their behalf at the end of 2003 and 2004, respectively. These amounts are included in accounts payable.

      Allowance for Doubtful Accounts — The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. This allowance is established using estimates that the Company makes based on factors such as the composition of the accounts receivable aging, historical bad debts, changes in payments patterns, customer creditworthiness, and current economic trends. Bad debt expense was $67,000, $2,000 and $100,000 for the years ended December 31, 2002, 2003 and 2004, respectively. Amounts written off were $17,000, $2,000 and $0 for the years ended December 31, 2002, 2003 and 2004, respectively.

      Cash and Cash Equivalents — The Company defines cash and cash equivalents as cash and highly liquid investments with initial terms to maturity of three months or less.

      Restricted Cash — The Company’s restricted cash balance of $195,000 at December 31, 2004 consisted of two certificates of deposit in the amounts of $143,000 and $52,000, plus interest, that served as collateral to two letters of credit that were issued to the Company’s two principal landlords as security deposits. The certificates of deposit bear interest at 1 percent and the letters of credit renew annually through July 4 and April 1, 2005.

      Concentration of Credit and Market Risk — Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents, accounts receivable and debt. The Company maintains substantially all of its cash in financial institutions that are believed to be high-credit, quality financial institutions. The Company grants credit to customers in the ordinary course of business and provides a reserve when necessary for potential credit losses. Such losses have been within management’s expectations and have been immaterial. The Company is not exposed to any material credit concentration risk. A portion of the Company’s revenues and expenses are generated in Canadian dollars as well as other foreign currencies, and as a result, the Company is exposed to market risks from changes

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in foreign currency exchange rates. Certain of the debt of the Company is denominated in Canadian dollars for which the Company is exposed to market risk.

      Foreign Currency Translation — The U.S. dollar is the reporting currency for all periods presented. The financial information for entities outside the United States is measured using local currency as the functional currency. Assets and liabilities are translated into U.S. dollars at the exchange rate in effect on the respective balance sheet dates. Income and expenses are translated into U.S. dollars based on the average rate of exchange for the corresponding period. Exchange rate differences resulting from translation adjustments are accounted for as a component of accumulated comprehensive income (loss). Exchange gains or losses, whether realized or unrealized, due to transactions in foreign currencies are reflected in the consolidated statements of operations. Amounts included in the statements of operations for exchange (losses) and gains were $(39,000), $(62,000) and $65,000 in 2002, 2003 and 2004, respectively.

      Property and Equipment — Property and equipment are stated at cost, less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets or the remaining term of the leases, whichever is shorter. The following table presents the estimated useful lives of the Company’s property and equipment:

Computer hardware and software	3 years
Furniture and equipment	5 years
Leasehold improvements	shorter of life of lease or asset

      Investment Credits — The Company participates in a special government program in Quebec that provides investment credits based upon qualifying research and development expenditures including capital equipment purchases. The Company has participated in the program for five years, and management expects that the Company will continue to be eligible for these investment credits through September 2008. The credits are recognized when the expenditures are made and the realization of the credit is reasonably assured. The credits earned are reported as a reduction of related research and development expense, or as a reduction of the cost of the acquired capital equipment, in the year incurred. During the years ended December 31, 2002, 2003 and 2004, approximately $1.2 million, $2.0 million and $2.6 million, respectively, have been recorded as a reduction of research and development expenses.

      Advertising Expense — The cost of advertising is expensed as incurred. Advertising costs were approximately $0.2 million, $0.1 million and $0.1 million for the years ended December 31, 2002, 2003 and 2004, respectively.

      Deferred financing costs — The costs directly associated with the initial public offering of the Company are capitalized and recorded in other assets. The Company filed its initial S-1 with the SEC on March 31, 2004; subsequent amendments were filed on May 13, 2004, June 30, 2004 and most recently on January 28, 2005. Deferred financing costs were approximately $2.0 million for year ended December 31, 2004.

      Product and Software Development Costs — The Company accounts for software development costs under the provisions of SFAS No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed.” Therefore, the Company capitalizes certain software development costs after technological feasibility of the product has been established. Such costs have been insignificant to date, and accordingly, no costs were capitalized in 2002, 2003 or 2004.

      Comprehensive Loss — Comprehensive loss includes charges and credits to equity that are not the result of transactions with stockholders. Included in other comprehensive loss are the cumulative translation adjustments related to the net assets of the operations of the Company’s foreign subsidiaries.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

These adjustments are accumulated within the consolidated statements of stockholders’ equity under the caption accumulated other comprehensive (loss) income.

3.     Business Combinations

Acquisition of White Amber, Inc.

      On October 21, 2003, the Company acquired White Amber, Inc., an application service provider of a solution used to manage the procurement and processing of temporary staff. This acquisition was made to augment the Company’s existing solutions for permanent employees with a complementary solution for the procurement and management of contingent workers. The operating results of White Amber are included in the consolidated statement of operations from the acquisition date. The purchase price totaled $6.6 million, which consisted of 10,624,723 shares, excluding additional shares issuable or contingently issuable, of Series D Convertible Preferred Stock (representing 1,770,779 shares of Class A Common Stock on an as-converted basis) valued at $5.8 million, warrants assumed and stock options issued valued at $0.5 million, and cash related acquisition costs of $0.3 million.

      Not included in the purchase price are two potential additional share issuances. The first potential issuance related to 1,393,792 shares of Series D Preferred Stock that would have been issued if the revenue derived from a specific customer had achieved defined minimum levels during the three-month period ended August 31, 2004; this condition was not met and these shares will not be issued. The potential shares issuable under the second provision total 65,375 as of December 31, 2004; in addition to these potential shares, 10,862 have already become issuable. These potential additional shares will only be issued if certain defined employees are no longer employed by the Company and therefore would not vest in the Series D Preferred Stock options described in Note 6. In the event that additional shares are issued under this provision, the value of those shares will increase the purchase price and be classified as additional goodwill.

      The following table summarizes the fair values of the White Amber assets acquired and the liabilities assumed at the date of acquisition, including the 10,862 shares that have become issuable as of December 31, 2004. This table excludes the 65,375 additional contingently issuable shares discussed above.

Description	Amount	Life

	(in thousands)
Purchased in-process research and development	$150	—
Goodwill	2,829	—
Existing technology	1,688	3 years
Customer relationships	874	3 years

	5,541
Cash acquired	3,389
Other assets	2,201
Liabilities assumed	(4,552)

Total purchase price	$6,579

      The initial allocation of purchase price was based on estimates of the fair value of the net assets acquired. The fair market value of significant intangible assets acquired was determined by management. In determining the purchase price allocation to intangibles, the Company considered the present value calculation of income, an analysis of project accomplishments and remaining outstanding items and an assessment of overall contributions, as well as project risks.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The value assigned to purchased in-process technology was determined using an income approach by estimating the costs to develop the acquired technologies into commercially viable products, estimating the resulting net cash flows from the projects and discounting the net cash flows to their present values. The revenue projections used to value the in-process research and development were based on estimates of relevant market sizes and growth factors, expected trends in technology, and the nature and expected timing of new product introductions by the Company and its competitors. The resulting net cash flows from the projects are based on estimates of cost of sales, operating expenses and income taxes from the projects. The rates utilized to discount the net cash flows to their present value were based on estimated costs of capital. Due to the nature of the forecasts and the risks associated with the projected growth and profitability of the development projects, a discount rate of 25% was considered appropriate for the in-process research and development. Risks related to the completion of technology under development include the inherent difficulties and uncertainties in achieving technological feasibility, anticipated levels of market acceptance and penetration, market growth rates and risks related to the effect of potential changes in future target markets. The estimated cost to complete the in-process technology projects was $320,000 and the projects were completed in February 2004. During 2004, goodwill recorded in connection with the acquisition was reduced by $109,000 due to management’s finalization of net assets acquired and additional shares issued (see note 6).

      The following table presents unaudited pro forma financial information as if the acquisition had been completed on January 1, 2002 (in thousands, except earnings per share):

	2002	2003

Revenue	$34,208	$50,907
Loss from operations	(9,882)	(4,975)
Net loss	(10,323)	(5,014)
Net loss attributable to common stockholders	(12,649)	(7,769)
Net loss per share	$(2,108.17)	$(310.76)

Acquisition of Recruitforce.com, Inc.

      On March 10, 2005 the Company acquired Recruitforce.com (“Recruitforce”), a California corporation that provides an internet-based hiring management system to small and medium-sized businesses. The Company believes that Recruitforce’s product is complimentary to its existing product offerings and that the acquisition will expand the Company’s global customer reach.

      The Company acquired 100% of the outstanding stock of Recruitforce for approximately $4.0 million in cash, including acquisition related costs. The payment terms for the acquisition are $1.0 million at the date of acquisition with the balance payable 90 days after that date, subject to customary escrow provisions. As a result of the acquisition and the preliminary allocation of the purchase price, intangible assets of approximately $3.8 million were recorded as identified in the table below. As a result of a bidding premium paid by the Company, $3.1 million of the $3.8 million was allocated to goodwill. Such goodwill relates to product synergies and value associated with being able to leverage the sales capability of the Company’s sales team to (i) market the acquired product lines and (ii) target the Recruitforce market segment. During the quarter ended March 31, 2005, the Company did not record any in-process research and development charges in connection with the acquisition. Recruitforce’s results have been included in the Company’s results from the date of acquisition forward.

      The Company has made a preliminary allocation of the purchase price but is still in the process of finalizing the valuation of the acquired intangible assets. Adjustments will be made to the purchase price allocations if changes to the preliminary assessments occur prior to March 30, 2006.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes the fair values of the Recruitforce assets acquired and the liabilities assumed at the date of acquisition.

Description	Amount	Life

	(in thousands)
Goodwill	$3,079	—
Existing technology	623	5 years
Customer relationships	93	5 years

	3,795
Cash acquired	20
Other assets	190
Liabilities assumed	(45)

Total purchase price	$3,960

      The Company has not created pro forma financial statements for this acquisition, as the pre-acquisition operations of Recruitforce were immaterial. Concurrent with the acquisition, the Company entered into employment and noncompetition agreements with two selling shareholders of Recruitforce. Each employment agreement covers a period of two years with payments made annually on the anniversary of the effective date of the agreement. Total deferred compensation associated with these agreements approximate $1.4 million and includes forfeiture rights should either agreement be terminated due to cause or good reason. The Company will recognize compensation expense pro ratably over the terms of the agreements.

4.	Property and Equipment

      Property and equipment consists of the following at December 31 (in thousands):

	2003	2004

Computer hardware and software	$10,377	$13,477
Furniture and equipment	1,409	1,830
Leasehold improvements	583	1,070

	12,369	16,377
Less accumulated depreciation and amortization	(5,468)	(9,609)

Total	$6,901	$6,768

      Depreciation and amortization expense was $1,298, $3,109 and $3,631 for the years ended December 31, 2002, 2003 and 2004, respectively.

5.	Debt

      The Company has historically maintained a financing arrangement with National Bank of Canada. This agreement had been in place since 1999, as renewed and amended. The Company was out of compliance with this agreement as of December 31, 2004. In January and March 2005, the Company amended its agreement with National Bank of Canada and was in compliance with the amended agreement. Subsequent to December 31, 2004, the Company repaid all amounts owed to National Bank of Canada, and the Company has entered into a new loan agreement with Goldman Sachs Specialty Lending Group, L.P. (“Goldman Sachs”). The Company has no further borrowing capabilities with National Bank

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of Canada. As of December 31, 2004, the agreement with National Bank of Canada included the following components (in thousands):

	Outstanding
	Principal	Interest
	Amount	Rate

Original Term Loan, payable in monthly installments of $52 plus interest, maturing in April 2007	$1,453	5.50%
Fixed Asset Term Loan, payable in monthly installments of $55 plus interest, maturing in May 2007	1,605	5.25%
White Amber Term Loan, payable $83 per month through September 2005, plus lump sum of $620 in October 2005, plus interest	1,367	5.75%

Total	$4,425

      In addition to the amounts outstanding to National Bank of Canada, the Company had $1,278 outstanding under loans from other unrelated third parties. These other loans are subject to interest rates ranging from 6.00% to 15.89%, mature at varying dates and are collateralized by computer hardware and software purchased in connection with these loans.

      Principal maturities of all long-term debt outstanding as of December 31, 2004 were as follows (in thousands) see refinancing discussion with Goldman Sachs below the table:

2005	$3,130
2006	1,790
2007	783

Total	$5,703

      Under the new term loan with Goldman Sachs, which was closed on April 25, 2005, the Company has received net proceeds of approximately $19.3 million and has gross debt outstanding of $20.0 million, the difference being deferred costs that will be amortized to interest expense over the life of the term loan. After repayment of amounts previously owing to National Bank of Canada, the Company received net proceeds of $15.5 million. The term loan bears interest at LIBOR plus 6.0%, interest payments are due monthly. A portion of the proceeds of the term loan are restricted as to the Company’s ability to access the funds, at the inception of the term loan, this restriction is $7.5 million, plus an amount equal to the accrued dividend on the Series D Preferred Stock ($0.6 million at the inception of the loan); the $7.5 million portion of the restriction reduces to zero through September 30, 2006 at which point the total restriction will remain at an amount equal to the accrued dividend on the Series D Preferred Stock. Mandatory earlier payment of the loan is provided for under certain provisions, such as generation of excess cash flows in excess of $0.25 million per year from unusual sources such as sales of assets or insurance proceeds, or issuance of debt or issuance of equity securities in excess of $30.0 million. Additionally, the term loan may be voluntarily prepaid by the Company; if prepaid, certain premiums are required to be paid in addition to the repayment of the principal. The term loan is collateralized by a substantial majority of the Company’s assets, including its intellectual property. The Company is subject to certain covenants in order to maintain this term loan. The positive covenants include the following financial covenants (as defined): minimum application revenue, minimum liquidity, minimum current ratio, minimum EBITDA, maximum capital expenditures, and minimum cash levels.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Principal maturities of the Goldman Sachs debt are as follows (in thousands):

2005	$1,000
2006	2,000
2007	2,000
2008	15,000

Total	$20,000

6.	Preferred Stock and Exchangeable Share Obligation

          Preferred Stock

      At December 31, 2003 and 2004, preferred stock consisted of (dollars in thousands):

	2003			2004

		Issued and	Liquidation		Issued and	Liquidation
	Authorized	Outstanding	Preference	Authorized	Outstanding	Preference

Series A Convertible	6,350,400	—	$—	6,350,400	—	$—
Series B Convertible	7,132,441	7,132,441	10,000	7,132,441	7,132,441	10,000
Series C Redeemable Convertible	52,112,931	52,112,931	31,572	52,112,931	52,112,931	33,619
Series D Convertible	13,937,924	10,624,723	5,925	13,937,924	10,624,723	6,342

	79,533,696	69,870,095	$47,497	79,533,696	69,870,095	$49,961

      The rights and preferences of the Preferred Stock are as follows:

Voting — Holders of the Preferred Stock are entitled to one vote for each share of Preferred Stock held. The holders of the Preferred Stock have protective provisions that require majority or two-thirds approval for certain corporate actions, including changing the rights and privileges of the Preferred Stock.

Conversion — At the option of the holder, each share of Preferred Stock is convertible into Class A Common Stock at a rate equal to the issuance price (CAD $0.31 per share for Series A Preferred Stock, $1.40 per share for the Series B Preferred Stock, and $0.49 per share for each of the Series C Preferred Stock and Series D Preferred Stock) divided by the conversion ratio then in effect. In addition all accrued dividends may be converted into either cash or shares of Class A Common Stock at the option of the holder based on the fair market value on the date of conversion as determined by the Company’s Board of Directors; however, so long as any amounts are outstanding under the loan with Goldman Sachs (see Note 5) the holders of Series C Preferred Stock may only convert the accrued dividends into shares of Class A Common Stock. The conversion ratio on the dates the Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock were issued was one to one. Following the April 2005 one-for-six reverse split of Class A Common Stock, the conversion ratio is one-for-six except in the case of Series B Preferred Stock, for which the conversion ratio is 0.2633. The Series B Preferred Stock was convertible at the date of issuance, while the first available conversion date for the Series C Preferred Stock was February 15, 2002, and the Series D Preferred Stock was convertible at the date of issuance. As of December 31, 2004 no shares have been converted.

Because of the antidilution provisions of the Series B Preferred Stock, the issuance of the Series C Preferred Stock changed the conversion ratio of the Series B Preferred Stock and will result in the future issuance of additional shares of Class A Common Stock to the existing holders of the Series B Preferred Stock when the Series B Preferred Stock is converted or liquidated.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

At December 31, 2004, each outstanding share of the Series B Preferred Stock was convertible into 0.2633 shares of Class A Common Stock and each outstanding share of Series C Preferred Stock and Series D Preferred Stock was convertible into 0.1667 share of Class A Common Stock. Immediately following a qualifying underwritten offering of the Company’s common stock, the Series C Preferred Stock and the Series D Preferred Stock will automatically convert into Class A Common Stock at the conversion ratio then in effect. A qualified public offering means a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 under the Securities Act of 1933, as amended, with a price per share of at least $8.83 (as adjusted for subdivisions, combinations and stock dividends) and net proceeds to the Company of at least $25.0 million. Immediately following a firm commitment underwritten public offering pursuant to an effective registration statement on Form S-1 under the Securities Act of 1933, as amended, with net proceeds to the Company of at least $25.0 million, the Series A Preferred Stock and the Series B Preferred Stock shall automatically convert into Class A Common Stock at the conversion ratio then in effect. The holders of the Preferred Stock may, voting as independent classes, elect to convert all of the outstanding shares of the Preferred Stock into Class A Common Stock.

Upon the effectiveness of the proposed initial public offering of Class A Common Stock, and the conversion of all issued and outstanding preferred stock into Class A Common Stock, including the antidilution rights of the Series B Convertible Preferred Stock, the following shares of Class A Common Stock will be issued. These shares exclude (a) any Class A Common Stock issuable relating to the cumulative dividends on the Series C Preferred Stock and Series D Preferred Stock in the event that such holders elect to receive said dividends in the form of shares, and (b) Class A Common Stock relating to the contingently issuable Series D Preferred Stock (see Note 3):

Series A Convertible	—
Series B Convertible	1,878,154
Series C Redeemable Convertible	8,685,484
Series D Convertible	1,770,779

12,334,417

Dividends — The holders of the Series A Preferred Stock shall have noncumulative dividend rights equal to that of the common stockholders. The holders of the Series B Preferred Stock are entitled to a dividend equal to 6.95% per year, when and if declared by the Board of Directors. Such rights are noncumulative. The holders of the Series C Preferred Stock and Series D Preferred Stock are entitled to a dividend equal to 8.00% per year. The right to such dividends on the Series C Preferred Stock and the Series D Preferred Stock is cumulative and accrues whether or not declared by the Board of Directors. The holders of the Preferred Stock, if they have rights to dividends, may at their option receive either cash, or the number of Class A common shares into which the dividends may be converted. The conversion into Class A common shares shall be based on the fair market value at the date of conversion as determined by the Company’s Board of Directors. Subsequent to December 31, 2004, the Company’s certificate of incorporation was amended such that the conversion of the Series C Preferred Stock and payment of dividends to the Series C stockholders are prohibited so long as the Goldman Sachs debt remains outstanding (other than a conversion or dividend payment in connection with a qualified IPO).

Liquidation — The claims of the holders of the Series A Preferred Stock are subject to the prior liquidation rights of the Series B Preferred Stock, the Series C Preferred Stock, and the Series D Preferred Stock and the claims of the holders of the Series B Preferred Stock are subject to the prior liquidation rights of the Series C Preferred Stock and the Series D Preferred Stock. The holders of the Series C Preferred Stock and Series D Preferred Stock will be entitled to be paid an amount

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equal to the preference value of $0.49 per share plus accrued and unpaid dividends, on a pari passu basis. The Series B Preferred Stock will be entitled to be paid an amount equal to the preference value of $1.40 per share plus declared and unpaid dividends. The holders of the Series A Preferred Stock are entitled to a preference distribution prior to distribution to the common stockholders, which ranges from CAD $400,000 to CAD $2,000,000, and is dependent on the total assets available for distribution to the holders of the Series A Preferred Stock and the common stockholders.

Redemption — Subsequent to December 31, 2004, the Company’s certificate of incorporation was amended such that the redemption dates have been changed. Under the revised certificate of incorporation, at the election of the holders of the Series C Preferred Stock, the Company is obligated to redeem shares in three equal annual installments beginning on October 25, 2008 and ending on October 25, 2010 at a redemption price equal to $0.49 per share plus accrued and unpaid dividends on the shares redeemed. The Series A Preferred Stock, Series B Preferred Stock and Series D Preferred Stock have no redemption rights except in a change in control, liquidation, or dissolution of the Company.

Investor Rights — The holders of the Preferred Stock and common stock are subject to an investor rights agreement dated October 21, 2003 (the “Investor Rights Agreement”). The terms of the Investor Rights Agreement provide the various classes of stockholders with certain rights, including registration rights, demand registration rights, piggy-back registration rights, transfer restrictions, rights of first refusal on Company issuances and restricted share transactions, co-sale or drag-along rights, and other investor rights and obligations, as described in the Investor Rights Agreement.

Preferred Stock Warrants

      In October 2000, the Company granted a warrant to purchase 150,000 shares of Series C Preferred Stock at an exercise price equal to $0.37 per share to a stockholder in consideration of that stockholder’s commitment to loan the Company $1.5 million. The warrant was fully vested and exercisable at any time from the date of grant through the earlier of (a) October 25, 2003 or (b) a closing of an initial public offering of the Company’s common stock. The fair value of the warrant at the date of issue was estimated to be $50,000 and was charged to interest expense during the year ended December 31, 2001. This warrant was exercised in October 2003.

      In connection with the acquisition of White Amber, the Company assumed warrants that enabled Comdisco and Comerica to purchase 587,976 and 92,496 shares of Series D Preferred Stock, respectively, at an exercise price equal to $1.23 per share. These warrants are fully exercisable. If exercised and converted into Class A Common Stock this would represent 113,411 shares of Class A Common Stock (at an exercise price of $7.38 per share).

      The fair value of these 680,472 warrants at the time of assumption was $0.3 million; this amount was included in the purchase price of White Amber (Note 3). The Company’s calculations were made using the Black-Scholes method with the following weighted-average assumptions: expected life of 7.87 years; stock volatility of 72%; risk-free interest rate of 3.6%; and no dividend payments during the expected term.

      Comdisco holds a series of warrants for a total of 587,976 shares of Series D Preferred Stock. One warrant held by Comdisco has a life equal to the lesser of (a) seven years from the original date of issuance, or (b) three years from the effective date of an initial public offering of the Company. Assuming the seven-year life, 20,006 shares will expire in 2007. The other warrants held by Comdisco have a life equal to the lesser of (a) ten years from the original date of issuance, or (b) five years from the effective date of an initial public offering of the Company. Assuming the ten-year life, these warrants will expire as follows: 70,894 shares in 2010, 472,068 shares in 2012 and 25,008 shares in 2013. Assuming a life based

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

on the effective date of an initial public offering of the Company, 20,006 shares expire three years from that date, while the remaining 567,970 shares expire five years from that date.

      Comerica holds a warrant for the purchase of 92,496 shares of Series D Preferred Stock that has a life equal to the lesser of (a) seven years from its original date of issuance, or (b) three years from the effective date of an initial public offering of the Company. Assuming the 7-year life, the warrant will expire in 2010.

Series D Preferred Stock Option Plan

      The Company has reserved 1,238,926 shares of Series D Preferred Stock for issuance under a stock option plan (the “Series D Option Plan”) that was approved by the Board of Directors in 2003, in connection with the acquisition of White Amber (Note 1). Options to purchase 1,238,926 shares at $0.13 per share were issued under the Series D Option Plan in 2003. The fair value of these options was determined to be approximately $0.6 million, $0.2 million of which was recorded as part of the purchase of White Amber and the balance of $0.4 million was recorded as deferred stock-based compensation to be amortized over the respective vesting period of the awards. The Company’s calculations were made using the Black-Scholes value method with the following weighted-average assumptions: expected life of 10 years; stock volatility of 72%; risk-free interest rate of 3.6%; and no dividend payments during the expected term. No further issuances may be made from this plan.

      Options under the Series D Option Plan are subject to the vesting provisions associated with each grant, and generally call for 25% vesting upon issuance, with future vesting over defined periods for the remaining shares. The following schedule summarizes the activity relating to the Series D Option Plan:

	Number of Options

	Vested,
	Net of
	Subsequent
	Forfeitures	Forfeited

Historic Activity:
2003	531,195	—
2004	475,701	138,453

	1,006,896	138,453

Future Vesting:
2005	36,134
2006	30,114
2007	27,329

	93,577

      If all of the 1,100,473 options not forfeited as of December 31, 2004 were exercised and converted into Class A Common Stock, these Series D options would represent 183,407 shares of Class A Common Stock (at an exercise price of $0.78 per share).

      Based on the forfeiture of certain of the Series D options, additional shares will be issued under the terms of the acquisition agreement of White Amber. See Note 3 for further discussion of these shares that are issuable as of December 31, 2004.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

          Exchangeable Share Obligation

      In November 1999, the Company entered into an exchangeable share transaction with 9090-5415 Quebec Inc., formerly known as Viasite Inc., a corporation organized under the laws of Quebec, Canada. In connection with this transaction, the Company was issued 1,000 Class A common shares of 9090-5415 Quebec Inc. The remaining shares of 9090-5415 Quebec Inc. are non-voting exchangeable shares, entitling the minority holders to exchange each share for a share of the Company’s Class A Common Stock (in the case of shares of 9090-5415 Quebec Inc. held by certain of the Company’s founders) or Series A Preferred Stock (in the case of shares held by certain of the Company’s venture investors) on a one for one basis. In addition, holders of exchangeable shares are party to a covenant agreement which entitles them to the economic equivalent of dividends declared on Class A Common Stock. The holders of the exchangeable shares in the subsidiary that may convert to Series A preferred are therefore entitled to the Series A preferred liquidation preference. The liquidation preference for those shares that are convertible into Series A preferred is Canadian $2 million and is translated to U.S. dollars at each balance sheet date at the exchange rate in effect at the end of the period. Changes in the value of the liquidation preference are solely as a result of changes in exchange rates and are reflected in other comprehensive income. The liquidation preference associated with such shares was $1,545 and $1,660 at December 31, 2003 and 2004, respectively, and is an obligation of the Company.

7.	Common Stock

Class A Common Stock

      Holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held.

Class B Common Stock

      Class B Common Stock was created in order to allow holders of exchangeable shares the ability to vote as if they had exchanged their exchangeable shares without having to exchange such shares. Holders of Class B Common Stock are not entitled to any substantive rights, economic or otherwise, as a result of their ownership of Class B Common Stock without consideration of the exchangeable shares of 9090-5415 Quebec, Inc.

      The holders of Class B Common Stock are entitled to one vote for each share of Class B Common Stock held and vote as a single class with Class A Common Stock and all series of Preferred Stock. The Class B Common Stock is redeemable for $0.00006 per share at the time that the Class A preferred exchangeable shares or Class B preferred exchangeable shares of 9090-5415 Quebec, Inc. are exchanged for Class A Common Stock. The redemption feature ensures that holders of exchangeable shares do not get double voting rights following an exchange of their shares, once by virtue of holding class B common shares, and once by virtue of holding Class A common shares (or Class A preferred shares that could ultimately be converted to Class A common shares).

Class A Common Stock Warrants

      In January 2000, the Company entered into a professional services agreement for marketing services with an affiliate of a stockholder. The service provider was also directly affiliated with a member of the Company’s Board of Directors. In consideration of this services agreement, the Company granted a warrant to purchase 481,922 shares of Class A Common Stock at an exercise price equal to $3.6312 per share. The service agreement had a term of one year, and the warrant is fully vested and was initially exercisable at any time from the date of grant through the earlier of (a) January 25, 2005 or (b) a closing of an initial public offering of the Company’s common stock. The fair value of the warrant, estimated to

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

be $2.8 million, was charged to marketing expense during the year ended December 31, 2000. The fair value of the warrant was determined using the Black-Scholes method with the following weighted-average assumptions: expected life of 5.0 years; stock volatility of 0%; risk-free interest rate of 6.06%; and no dividend payments during the expected term. In connection with the settlement of the litigation with Bernard Hodes Group (Note 10), the Company has agreed to modify the terms of this warrant by extending the warrant’s expiration date to January 25, 2007. The modification of this warrant resulted in the Company recording a charge of approximately $0.2 million, based on the fair value of the terms of the modified warrant as compared to the terms of the original warrant. In determining the fair value under the Black-Scholes method the Company used an expected life of 2.25 years; stock volatility of 68%; risk-free interest rate of 2.72%; and no dividend payments during the expected term. This warrant remains outstanding as of December 31, 2004.

      In July 2001, the Company entered into a reseller agreement for the distribution of the Company’s software. In consideration of this reseller agreement, the Company granted a warrant to the reseller to purchase up to 253,543 shares of Class A Common Stock at an exercise price equal to $9.48 per share. The exercisability of the warrant was determined by reference to whether milestones were met which were based upon the application fees received by the Company during a specified three-year period that ended in January 2005. These milestones were not met, and the warrant has therefore expired.

      In November 2001, the Company granted a fully vested warrant to purchase 2,583 shares of Class A Common Stock at an exercise price equal to $3.00 per share in consideration of past services provided by a consultant. The warrant is exercisable at any time from the grant date through the earlier of (a) November 20, 2006, (b) the closing of an initial public offering of the Company’s common stock or (c) a change of control of the Company. The fair value of the warrant at the date of issue, estimated to be $6,000, was charged to selling and marketing expense during the year ended December 31, 2001. The fair value of the warrant was based on the fair market value of the services rendered to the Company. This warrant remains outstanding at December 31, 2004.

      In September 2003, the Company granted a fully vested warrant to purchase 1,666 shares of Class A Common Stock at an exercise price equal to $3.00 per share in consideration of services provided by a consultant in 2003. The warrant was exercisable at any time from the grant date through the earlier of (a) November 20, 2006, (b) a closing of an initial public offering of the Company’s common stock or (c) a change of control of the Company. The fair value of the warrant at the date of issue, $10,000, was charged to selling and marketing expense during the year ended December 31, 2003. The fair value of the warrant was based on the fair market value of the services rendered to the Company. This warrant was exercised in 2004 via a cashless exercise resulting in 1,388 shares of Class A Common Stock being issued.

Class A Common Stock Option Plans

      At December 31, 2004, the Company has reserved 3,237,680 shares of Class A Common Stock for issuance under two stock option plans that were approved by the Board of Directors in 1999. Options to purchase common shares may be granted to employees, directors, and certain consultants. Options are subject to the vesting provisions associated with each grant, generally vesting one-fourth on the first anniversary of the grant date and ratably thereafter for the following 36 months. At December 31, 2004, 146,328 shares were available for future grants.

      In September 2002, the Board of Directors approved the extension of the term of the options from five to ten years as well as the period of time an employee is entitled to exercise options after terminating employment from a period of 45 days to 90 days. In connection with this modification, the Company recorded a compensation charge of $0.6 million that related to vested options. There was no charge relating to unvested options because the exercise price of unvested options equaled or exceeded the fair value of the underlying stock at the modification date.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table presents a summary of the stock option activity and related information:

		Weighted-Average
	Number of Options	Exercise Price

Outstanding — December 31, 2001	745,823	$3.10
Granted	1,447,757	3.00
Exercised	(10,070)	3.13
Forfeited	(123,464)	3.39

Outstanding — December 31, 2002	2,060,046	3.01
Granted	571,308	3.00
Exercised	(22,184)	1.31
Forfeited	(136,495)	2.89

Outstanding — December 31, 2003	2,472,675	3.02
Granted	697,256	16.25
Exercised	(30,120)	3.55
Forfeited	(114,871)	6.20

Outstanding — December 31, 2004	3,024,940	$5.95

Exercisable — December 31, 2004	2,065,844	$3.16

      The Company has granted stock options to employees during 2002, 2003 and 2004 at exercise prices deemed by the Board of Directors to be greater than or equal to the fair value of the Class A Common Stock at the time of grant. The fair value of the Class A Common Stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors including the Company’s financial position and historical financial performance, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arm’s-length sales of the Company’s capital stock (including redeemable convertible preferred stock), the effect of the rights and preferences of the preferred stockholders, and the prospects of a liquidity event, among others.

      During 2001 and 2003, the Company awarded stock options to purchase 2,000 and 27,332 shares, respectively, of Class A Common Stock to certain of its consultants. The stock options have an exercise price of $3.00 per share and ten-year terms from their issue dates. The options issued in 2001 are subject to a vesting period of three years and were fully vested in January 2004 and the options issued in 2003 are subject to a vesting period of four years. Of the options issued in 2003, 25,666 have expired or been exercised in 2004, and 1,666 remain outstanding as of December 31, 2004 and will be fully vested by February 2007. The awards are being accounted for in accordance with EITF 96-18.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following table summarizes stock options outstanding at December 31, 2004:

		Weighted-Average
		Remaining
	Number of Options	Contractual Life	Number of Options
Exercise Price	Outstanding	(Years)	Exercisable

$0.12	29,400	3.75	29,400
0.60	147,000	4.25	147,000
1.26	2,331	4.34	2,331
1.92	44,326	4.71	44,326
3.00	1,845,472	6.94	1,538,372
3.84	119,800	4.78	119,800
5.70	163,996	5.48	163,996
13.50	270,413	9.86	5,908
18.00	402,202	9.25	14,711

December 31, 2004	3,024,940	7.15	2,065,844

December 31, 2003	2,472,675	7.44	1,795,847

December 31, 2002			1,384,977

8.	Related-Party Transactions

      In addition to related-party transactions described in Note 7, the Company entered into the following related-party transactions:

      The Company paid approximately $0.2 million, $0.3 million and $0.4 million, during the years ended December 31, 2002, 2003 and 2004, respectively, for professional services provided by a law firm in which one of the members of the Company’s Board of Directors is a partner.

      During 2003, the Company paid $43,000 to an individual for consulting services. Subsequent to these services being provided this individual became a member of the Board of Directors of the Company.

9.	Income Taxes

      During the year ended December 31, 2003 the Company recorded an income tax provision of $89,000, and in the year ended December 31, 2004 the Company recorded an income tax benefit of $(11,000). Included in the 2003 income tax provision was approximately $54,000 related to income taxes in the state of California as there were no net operating loss carryforwards allowable to offset the 2003 income. The Company also recorded $35,000 in U.S. Federal alternative minimum tax, which may be credited to future income tax liability. However, the Company determined that it was more likely than not the alternative minimum tax benefit would not be realized.

      The domestic and foreign components of (loss) income before provision for income taxes were as follows (in thousands):

	Year Ended December 31,

	2002	2003	2004

Domestic	$(2,475)	$1,404	$(3,558)
Foreign	(1,676)	(2,673)	(2,248)

	$(4,151)	$(1,269)	$(5,806)

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The (provision for) benefit from income taxes differs from that based on the federal statutory rate due to the following (in thousands):

	2002	2003	2004

Federal tax at statutory rate	(34)%	(34)%	(34)%
State income taxes, net	(6)	(6)	(4)
Non-deductible items	5	12	3
Valuation allowance	35	22	35

	—%	(6)%	—%

      The components of the Company’s deferred tax assets were as follows (in thousands):

	2003	2004

Deferred tax assets:
NOL carryforwards	$10,374	$12,732
Reserves and accruals	137	590
Property and equipment	1,705	2,358
Warrants issued for services	1,331	1,219
Deferred revenue	704	—
Other, net	79	30

Total deferred tax assets	$14,330	$16,929
Deferred tax liabilities:
Canadian investment credits	$(1,738)	$(796)
Acquired intangible assets	(1,091)	(586)
Deferred revenue	—	(69)
Valuation allowance	(11,501)	(15,478)

Deferred tax asset, net	$—	$—

      A valuation allowance is established if it is more likely than not that all or a portion of the deferred tax asset will not be realized. Accordingly, because of the Company’s limited operating history, management has provided a valuation allowance for the full amount of the deferred tax asset due to the uncertainty of realization. The valuation allowance has increased by $1.7 million, $1.2 million and $4.0 million in each of 2002, 2003 and 2004, respectively. Upon reversal of the valuation allowance, $2.2 million will be reversed through goodwill as this amount relates to the valuation allowance established in the initial purchase price allocation of the Company’s acquisition of White Amber.

      The Company has available for future periods U.S. federal tax operating loss carryforwards of approximately $25.0 million, which expire beginning in 2019. The net operating loss carryforwards may be subject to limitations provided in Internal Revenue Code (“IRC”) sections 382 and 383. The Company also has Canadian federal and provincial tax operating loss carryforwards of approximately $4.2 million, which expire beginning in 2006. In addition the Company has $6.3 million in operating loss carryforwards in all other jurisdictions combined.

      Compliance with income tax regulations requires the Company to make decisions relating to the transfer pricing of revenues and expenses between each of its legal entities that are located in several countries. The Company’s determinations include many decisions based on its knowledge of the underlying

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets of the business, the legal ownership of these assets, and the ultimate transactions conducted with customers and other third-parties. The Company is currently under examination by the Canada Revenue Agency (“CRA”) with respect to its assumptions and historical reporting relating to certain assets and transactions. To the extent that the assumptions and historical reporting are determined to not be compliant with the regulations prescribed by the CRA, the Company may be subject to penalties and incremental income tax obligations. Due to the nature of the regulations, the Company cannot determine the potential exposure.

10.	Commitments and Contingencies

      Operating Leases — The Company leases certain equipment, internet access services, and office facilities, under noncancelable operating leases or long-term agreements. Rental expense under these agreements for the years ended December 31, 2002, 2003 and 2004 was approximately $2.1, $3.2 and $5.6 million, respectively.

      The minimum noncancelable scheduled rentals under these agreements are as follows (in thousands):

		Internet
	Equipment	Access	Facilities	Total

2005	$2,204	$965	$2,208	$5,377
2006	1,651	490	1,806	3,947
2007	526	—	1,097	1,623
2008	—	—	382	382
2009	—	—	227	227
Thereafter	—	—	—	—

Total	$4,381	$1,455	$5,720	$11,556

      Litigation — In November 2004 the Company settled its lawsuit with Bernard Hodes Group. The terms of this settlement included a cash payment by the Company that approximated the previously recorded accrual. In addition, the Company has agreed to modify the terms of an outstanding warrant, by extending the warrant’s expiration date to January 25, 2007 (Note 7).

      In addition, the Company is involved in various legal proceedings arising from the normal course of business activities. The Company recorded a provision of $75,000 and estimates the potential settlement range to be between $40,000 and $90,000.

      In the opinion of management, resolution of these proceedings is not expected to have a material adverse effect on the Company’s operating results or financial condition. However, depending on the amount and timing, an unfavorable resolution of a matter could materially affect the Company’s future operating results or financial condition in a particular period.

      Indemnification — The Company enters into standard indemnification agreements in the ordinary course of business. Pursuant to these agreements, the Company agrees to indemnify, hold harmless, and reimburse the indemnified party for losses suffered or incurred by the indemnified party, generally customers, in connection with any patent, copyright or other intellectual property infringement claim by any third party with respect to the Company’s products. The term of these indemnification agreements is generally coterminous with the term of the arrangement. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is typically limited to the fees paid pursuant to the agreement in question but in some cases is unlimited. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Certain of the Company’s agreements also provide for the performance of services at customer sites. These agreements may contain indemnification clauses, whereby the Company will indemnify the customer from any and all damages, losses, judgments, costs and expenses for acts of the Company’s employees or subcontractors resulting in bodily injury or property damage. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, the Company has general and umbrella insurance policies that would enable the recovery of a portion of any amounts paid. The Company has never incurred costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is minimal.

      As permitted under Delaware law, the Company has agreements with its directors whereby the Company will indemnify them for certain events or occurrences while the director is, or was, serving at the Company’s request in such capacity. The term of the director indemnification is perpetual as to events or occurrences that take place while the director is, or was, serving at the request of the Company. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is unlimited; however, director and officer insurance policy limits the Company’s exposure and enables the recovery of a portion of any future amounts paid. As a result of insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal.

11.	Employee Benefit Plans

      The Company maintains a 401(k) profit-sharing plan (the “401(k) Plan”) covering substantially all U.S. employees. Employees are eligible for a discretionary contribution from the Company based on each employee’s total contribution, not to exceed 6% of an employee’s compensation. The Company made no discretionary contributions to the 401(k) Plan during the years ended December 31, 2002, 2003 and 2004.

12.	Net Loss Per Share

      Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of Class A common shares (the common shares) outstanding during the period. Given that the Class B common shares do not have any economic rights (note 7), and in accordance with FAS 128 and EITF 03-6, the Company has determined that basic earnings per share should be calculated based only on the outstanding Class A common shares during periods of net losses. During periods of net income, the earnings per share would be based on outstanding Class A Common Shares and Exchangeable Shares, since the latter are participating, but have no legal requirement to fund losses. Class B common shares are non-participating in periods of net income or net losses and as a result have no attribution of earnings or losses for the purposes of calculating earnings per share.

      Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. Antidilutive securities, which consist of Exchangeable Shares, redeemable convertible preferred stock, stock options, and warrants that are not included in the diluted net loss per share calculation, aggregated to (in thousands) 14,779, 15,168 and 18,691 as of December 31, 2002, 2003, and 2004, respectively.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the loss or earnings applicable to each class of common shares is as follows:

				Year Ended December 31,
	2002			2003			2004

	Class A	Class B		Class A	Class B		Class A	Class B
	Common	Common	Total	Common	Common	Total	Common	Common	Total

Allocation of net loss	$(6,477)	—	$(6,477)	$(3,777)	—	$(3,984)	$(8,551)	—	$(8,551)
Weighted average shares outstanding	6	4,038		25	4,038		56	4,038
Net loss per share	$(1,079.50)			$(151.08)			$(152.70)

      Unaudited Pro Forma Net Loss Per Share — Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding convertible preferred stock of the Company, but excluding the exchange of all exchangeable shares of 9090-5415 Quebec Inc., into shares of the Company’s Series A Common Stock effective upon the assumed closing of the Company’s proposed initial offering as if such conversions had occurred at the date of original issuance.

      The following table reconciles the weighted-average common shares used in the computation of basic and diluted weighted-average common shares outstanding to the unaudited pro forma basic and diluted weighted-average common shares outstanding (in thousands):

2004

Basic and diluted weighted-average common shares outstanding	56
Weighted-average number of common shares assuming:
Conversion of all convertible preferred stock	12,334

Unaudited pro forma weighted-average common shares outstanding	12,390

      The following table reconciles the net loss available to common stockholders used in the computation of basic and diluted net loss attributable to common stockholders per share to the unaudited proforma net loss available to common stockholders (in thousands):

2004

Net loss attributable to Class A common stockholders	$(8,551)
Reversal of accretion of dividends and offering costs on preferred stock	2,756

Unaudited pro forma net loss attributable to common stockholders	$(5,795)

Unaudited pro forma net loss per share	$(0.47)

13.	Segment and Geographic Information

      The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and related Information,” which establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company is organized geographically and by line of business. The Company has two major line of business operating segments: application and consulting services.

      The application line of business is engaged in the development, marketing, hosting and support of the Company’s software applications. The consulting services line of business offers implementation, business process reengineering, change management, and education and training services.

      The accounting policies of the line of business operating segments are the same as those described in the summary of significant accounting policies. The Company does not track assets or capital expenditures by operating segments. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segments.

      The following table presents a summary of operating segments (in thousands):

	Application	Consulting	Total

2002:
Revenue	$20,753	$7,635	$28,388
Contribution margin(1)	10,306	1,131	11,437
2003:
Revenue	36,029	7,606	43,635
Contribution margin(1)	17,361	1,144	18,505
2004:
Revenue	49,010	9,640	58,650
Contribution margin(1)	18,382	1,364	19,746

(1)	The contribution margins reported reflect only the expenses of the line of business and do not represent the actual margins for each operating segment since they do not contain an allocation for selling and marketing, general and administrative, and other corporate expenses incurred in support of the line of business.

      Profit Reconciliation (in thousands):

	Years Ended December 31,

	2002	2003	2004

Contribution margin for reportable segment	$11,437	$18,505	$19,746
Sales and marketing	(12,205)	(14,767)	(18,153)
General and administrative	(3,372)	(4,726)	(7,161)
Charge for in-process research and development	—	(150)	—
Interest and other income, net	(11)	(131)	(238)

Loss before provision for income taxes	$(4,151)	$(1,269)	$(5,806)

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Geographic Information:

Revenue attributed to a country or region includes sales to multinational organizations and are based on the country of location of the contracting party. Revenues as a percentage of total revenues are as follows:

	Years Ended December 31,

	2002	2003	2004

United States	84.5%	85.0%	85.3%
Canada	14.0%	11.7%	9.0%
All Other	1.5%	3.3%	5.7%

	100.0%	100.0%	100.0%

During the years ended December 31, 2002, 2003 and 2004 there were no customers that individually represented greater than 10% of the Company’s total revenue.

      Revenue and net assets for the operations are as follows (in thousands):

	United States	Canada	Europe	Other	Total

Year Ended
December 31, 2002 —
Revenues	23,995	3,960	433	—	28,388

Net assets	11,221	8,369	536	36	20,162

Year Ended
December 31, 2003 —
Revenues	37,095	5,095	1,342	103	43,635

Net assets	31,238	9,293	1,237	218	41,986

Year Ended
December 31, 2004 —
Revenues	50,033	5,272	2,159	1,186	58,650

Net assets	25,101	10,750	1,445	1,219	38,515

14.	Accounts Payable and Accrued Expenses

      Accounts payable and accrued expenses consists of the following (in thousands):

	2003	2004

Accrued compensation	$3,286	$3,838
Accounts payable	1,750	1,768
Payable to staffing suppliers	9,726	159
All other	2,042	3,960

	$16,804	$9,725

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Other Assets

      Other assets consists of the following (in thousands):

	2003	2004

Deferred costs relating to initial public offering of common stock (Note 1)	$—	$1,974
All other	390	428

	$390	$2,402

16.	Restatement of Consolidated Financial Statements

      Subsequent to the issuance of our 2003 consolidated financial statements, we determined that the accounting with respect to our earnings per share calculations, classification of exchangeable shares issued by our Canadian subsidiary, and the reporting of foreign currency transactions required adjustment. As a result we have restated our consolidated financial statements as follows:

•	Adjustments to our earnings per share calculations related to the application of the two class method of reporting earnings per share and excluding our Class B shares from the weighted average shares used in such calculations. All periods for 2003 and prior presented have been restated for such adjustments.

•	Adjustments from our reclassification of liquidation preference provision amounts associated with the exchangeable preferred shares issued by our Canadian subsidiary resulted in a decrease in additional paid-in capital for 2003 and prior periods.

•	Adjustments in our reporting of foreign currency gains and losses resulted in a reduction in other expenses in 2003.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The effect of the restatement adjustments on the statement of operations, balance sheet and earnings per share amounts for the periods indicated are summarized below:

      Statement of Operations for year ended December 31, 2003:

	Originally		Increase
	Reported	As Restated	(Decrease)

Other income (expense):
Other income (expense), net	$(269)	$(62)	$(207)
Net Loss	$1,565	$1,358	$(207)
Earnings per share:
Net loss attributable to common stockholders per share — basic and diluted:
2002	$(1.60)	$(1,079.50)	$(1,077.90)
2003	$(0.98)	$(151.08)	$(150.10)
Weighted average shares — basic and diluted:
2002	4,045	6 (1)	4,039
2003	4,063	25 (1)	4,038
Balance Sheet as of December 31, 2003:
Additional paid in capital	$6,040	$4,671	$(1,369)
Convertible Preferred Stock and Exchangeable share obligation	$46,629	$48,174	$1,545
Accumulated other comprehensive gain (loss)	$765	$382	$(383)

(1)	Reflects the exclusion of our Class B shares as a separate class of stock.

      The following discussion provides additional information regarding the above adjustments:

Other Income (expense) — foreign currency translation gains and losses

      During 2004, the Company determined that it was incorrectly reporting foreign currency gains and losses. The net amount of such gains and losses was $207 in 2003.

Exchangeable preferred shares

      The Company determined that since the exchangeable preferred shares issued by its Canadian subsidiary have liquidation preference provisions, those amounts associated with such shares should be recorded by the Company outside of equity. The amount recorded was $1,257, $1,269 and $1,545 as of December 31, 2001, 2002 and 2003, respectively.

Earnings per share — Two class method

      The Company had originally concluded, based on its comparison of the attributes of the Class A Common Stock and the Class B Common Stock plus exchangeable shares, that the two class method was not applicable to the earnings per share calculation for the Company, and that Class A and Class B Common Stock should be aggregated for earnings per share calculations considered under FAS 128. The Company subsequently determined that the Class B common shares are separately tradeable from the exchangeable shares and cannot be combined. Moreover, considering that the Class B common shares are ineligible for dividends and are non-participating, there is no allocation of earnings or losses to these securities. As a result, separate earnings per share calculations do not apply to the Class B common stock.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In evaluating the exchangeable shares, the Company determined that such shares have participating rights, however, in accordance with EITF 03-6, issue 4 and 5, since there is no legal obligation for holders of the exchangeable shares to fund operating losses, the exchangeable shares are not a second class of securities that require separate earnings per share calculations. In addition, in accordance with issue 1 of EITF 03-6, separate presentation of earnings per share for the exchangeable shares is not required as the exchangeable shares are not a separate class of common stock.

TALEO CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED BALANCE SHEETS
(in thousands, except share data)

		Unaudited
		Pro Forma
		Capitalization
	June 30,	June 30,
	2005	2005

ASSETS
Current assets:
Cash and cash equivalents	$5,829
Restricted cash	3,587
Accounts receivable, less allowances of $250	14,229
Prepaid expenses and other current assets	1,858
Investment credit receivable	3,731

Total current assets	29,234

Property and equipment, net	6,249
Restricted cash	6,659
Other assets	3,285	$769
Goodwill	5,910
Other intangibles, net	1,788

Total assets	$53,125

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$2,556
Accounts payable and accrued liabilities	11,053
Customer deposits	1,860
Deferred revenue	11,057

Total current liabilities	26,526

Customer deposits and deferred revenue	67
Other liabilities	200
Long-term debt	18,156
Commitments and contingencies (Note 8)
Class B Redeemable Common Stock, $0.00001 par value, 24,229,762 shares authorized; 4,038,287 shares issued and outstanding at June 30, 2005	—

Total liabilities	44,949

Series A, B, C and D Convertible Preferred Stock, $0.00001 par value, 79,533,696 shares authorized; 69,870,095 shares issued and outstanding, liquidation preference of $51,193 at June 30, 2005	50,763	—
Exchangeable share obligation	1,628	—
Stockholders’ equity (deficit):
Class A Common Stock, $0.00001 par value, 250,000,000 shares authorized; 95,636 shares issued and outstanding at June 30, 2005	—	—
Additional paid-in capital	5,515	55,390
Accumulated deficit	(49,879)	(49,879)
Deferred compensation	(27)	(27)
Accumulated other comprehensive gain (loss)	176	176

Total stockholders’ deficit	(44,215)	$5,660

Total liabilities and stockholders’ deficit	$53,125

See accompanying notes to unaudited consolidated condensed financial statements.

TALEO CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Six Months
	Ended June 30,

	2004	2005

Revenue:
Application	$23,517	$30,103
Consulting	4,725	7,361

Total revenue	28,242	37,464

Cost of revenue:
Application	6,779	8,076
Consulting	4,213	5,026

Total cost of revenue	10,992	13,102

Gross profit	17,250	24,362

Operating expenses:
Sales and marketing	9,179	11,169
Research and development	8,504	8,117
General and administrative	3,417	4,659
Restructuring charges	—	804

Total operating expenses	21,100	24,749

Operating loss	(3,850)	(387)

Other (expense) income:
Interest income	40	157
Interest expense	(187)	(637)
Other (expense) income, net	(10)	(322)

Total other expense	(157)	(802)

Loss before provision for income taxes	(4,007)	(1,189)
Provision (benefit) for income taxes	—	—

Net loss	$(4,007)	$(1,189)

Accretion of dividends and issuance costs on preferred stock	(1,374)	(1,378)

Net loss attributable to Class A common stockholders	(5,381)	(2,567)

Net loss attributable to Class A common stockholders per share — basic and diluted	$(109.82)	$(32.49)

Unaudited pro forma net loss attributable to Class A common stockholders per share — basic and diluted		$(0.10)

Weighted average Class A common shares:
Basic and diluted	49	79

Unaudited pro forma basic and diluted (Note 3)		12,413

See accompanying notes to unaudited consolidated condensed financial statements.

TALEO CORPORATION AND SUBSIDIARIES

UNAUDITED CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
(in thousands)

	Six Months Ended
	June 30,

	2004	2005

Cash flows from operating activities:
Net loss	$(4,007)	$(1,189)
Adjustments to reconcile net loss to net cash provided by (used for) operating activities:
Depreciation and amortization of fixed assets	1,625	1,969
Depreciation and amortization of intangible assets	427	471
Gain (loss) on disposal of fixed assets	—	87
Noncash stock compensation expenses	421	376
Changes in working capital accounts:
Accounts receivable	(553)	676
Prepaid expenses and other assets	(2,145)	(621)
Investment credit receivable	(1,067)	(983)
Accounts payable and accrued liabilities	(9,440)	457
Deferred revenues and customer deposits	2,504	(1,035)

Net cash provided by (used in) operating activities	(12,235)	208

Cash flows from investing activities:
Acquisition of fixed assets	(1,931)	(1,153)
Disposal of fixed assets	5	1
Restricted cash	—	(10,242)
Acquisition of Recruitforce, net of cash acquired	—	(3,271)

Net cash used in investing activities	(1,926)	(14,665)

Cash flows from financing activities:
Proceeds from long-term debt	6,561	20,196
Principal payments on long-term debt	(2,853)	(5,041)
Increase in other assets	—	(702)
Employee stock options and warrants exercised	65	106

Net cash provided by (used in) financing activities	3,773	14,559

Effect of exchange rates on cash and cash equivalents	(27)	(46)

Increase (decrease) in cash and cash equivalents	(10,415)	56
Cash and cash equivalents:
Beginning of period	18,194	5,773

End of period	$7,779	5,829

Supplemental cash flow disclosures:
Cash paid for interest	$119	$481

Cash paid for income taxes	$—	$—

See accompanying notes to unaudited consolidated condensed financial statements.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

1.     Nature of Business, Basis of Presentation, and Acquisition

      Nature of Business — Taleo Corporation and its subsidiaries (the “Company”) provide organizations with talent management solutions that enable organizations of all sizes to assess, acquire and manage their workforces for improved business performance. The Company’s software applications are offered to customers primarily on a subscription basis.

      The Company was incorporated under the laws of the state of Delaware in May 1999 as Recruitsoft, Inc. The Company changed its name from Recruitsoft, Inc. to Taleo Corporation in March 2004. The Company has principal offices in San Francisco, California and Quebec City, Quebec. The Company conducts its business worldwide, with subsidiaries in Canada, France, the Netherlands, the United Kingdom, Singapore and Australia. The subsidiary in Canada provides the primary product development activities for the Company, and the other foreign subsidiaries are generally engaged in providing sales, account management and support activities.

      In the opinion of management, the accompanying unaudited interim consolidated condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the SEC. Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. It is suggested that these unaudited interim consolidated condensed financial statements be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004, which are incorporated by reference in our Form 10 filed with the SEC. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The results of operations for the six-month period ended June 30, 2005 are not necessarily indicative of the results to be expected for the full year.

      Stock Split — The accompanying financial statements reflect a one-for-six reverse stock split of the Company’s common stock that was approved by the Board of Directors and shareholders effective April 25, 2005. All share and per share information herein has been retroactively restated to reflect this split.

      Recent Accounting Pronouncements — On December 16, 2004, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment,” which requires companies to expense the fair value of employee stock options and similar awards. SFAS No. 123R was subsequently amended by the SEC and is effective for the Company January 1, 2006. SFAS No. 123R requires entities to recognize stock compensation expense for awards of equity instruments to employees based on the grant-date fair value of those awards (with limited exceptions). The effect of this pronouncement to the Company’s results of operations will be material.

2.	Stock-Based Compensation

      The Company accounts for employee and director stock option grants using the intrinsic-value method in accordance with Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” which does not require the recognition of compensation expense for options granted to employees and directors with exercise prices equal to the fair value of the common stock at the date of grant.

      The Company is currently in the process of evaluating the impact and implementation of SFAS No. 123R. The historic pro forma effect is disclosed below. For purposes of pro forma disclosures, the estimated fair value of options (as determined using the Black-Scholes option-pricing model) is amortized to pro forma expense over the vesting period of the option. Had compensation expense from the

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

Company’s plan been determined consistent with SFAS No. 123, net loss would have been approximately as follows at June 30 (in thousands, except per share data):

	Six Months Ended
	June 30,

	2004	2005

Net loss attributable to common stockholders:
As reported	$(5,381)	$(2,567)
Add: Stock-based compensation expense included in reported net loss	421	376
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(1,036)	(1,773)

Pro-forma	$(5,996)	$(3,964)

Basic and diluted loss per Class A common share:
As reported	$(109.82)	$(32.49)

Pro forma	$(122.36)	$(50.18)

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in the six months ended June 30, 2004 and the six months ended June 30, 2005, respectively: dividend yield of 0%, risk free rates of 2.72% and 3.10% to 3.77%, volatility factors of 68% and 75% to 79%, and expected lives of 5 and 4 years, respectively. The weighted average fair value of each option granted during the six months ended June 30, 2004 and the six months ended June 30, 2005 using the Black-Scholes pricing model was $1.39 and $1.31 to $1.34, respectively. The Company has accounted for forfeitures under SFAS No. 123 as they occurred.

      See Note 1 above for discussion of SFAS No. 123R and its effect on the Company’s future statements of operations.

3.	Net Loss Per Share

      Net Loss Per Share — Basic and diluted net loss per common share is calculated by dividing the net loss applicable to common stockholders by the weighted-average number of Class A common shares outstanding during the period. Because the Class B common shares do not have any economic rights, and in accordance with FAS 128 and EITF No. 03-6, the Company has determined that basic earnings per share should be calculated based only on the outstanding Class A common shares. Diluted net loss per common share is the same as basic net loss per common share, since the effects of potentially dilutive securities are antidilutive for all periods presented. Antidilutive securities, which consist of exchangeable shares, redeemable convertible preferred stock, stock options and warrants that are not included in the diluted net loss per share calculation, aggregated to (in thousands) 18,397 and 18,843 in the six-month

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

periods ended June 30, 2004 and 2005, respectively. A summary of Class A and Class B amounts is presented below:

	Six Months Ended June 30,

	2004			2005

	Class A	Class B		Class A	Class B
	Common	Common	Total	Common	Common	Total

Allocation of net loss	$(5,381)	—	$(5,381)	$(2,567)	—	$(2,567)
Weighted average common shares outstanding	49	4,038		79	4,038
Net loss per share	$(109.82)			$(32.49)

      Unaudited Pro Forma Net Loss Per Share — Unaudited pro forma net loss per share is computed using the weighted average number of common shares outstanding, including the pro forma effects of automatic conversion of all outstanding convertible preferred stock of the Company, but excluding the exchange of all exchangeable shares of 9090-5415 Quebec Inc. into shares of the Company’s Class A Common Stock effective upon the assumed closing of the Company’s proposed initial offering as if such conversions had occurred at the date of original issuance.

      The following table reconciles the weighted average common shares used in the computation of basic and diluted weighted-average common shares outstanding to the unaudited pro forma basic and diluted weighted-average common shares outstanding (in thousands):

Six Months Ended
June 30, 2005

Basic and diluted weighted-average common shares outstanding	79
Weighted average number of common shares assuming:
Conversion of all convertible preferred stock	12,334

Unaudited pro forma weighted-average common shares outstanding	12,413

      The following table reconciles the net loss available to common stockholders used in the computation of basic and diluted net loss attributable to common stockholders per share to the unaudited pro forma net loss available to common stockholders (in thousands):

Six Months Ended
June 30, 2005

Net loss attributable to Class A common stockholders	$(2,567)
Reversal of accretion of dividends and offering costs on preferred stock	1,378

Unaudited pro forma net loss attributable to common stockholders	$(1,189)

Unaudited pro forma net loss per share	$(0.10)

4.	Comprehensive Income (Loss)

      Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The components of

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

comprehensive income (loss) for the three and six-month periods ended June 30, 2004 and 2005 are as follows (in thousands):

	Six Months
	Ended June, 30

	2004	2005

Net loss	$(4,007)	$(1,189)
Foreign currency adjustment	(175)	(46)

Comprehensive income (loss)	$(4,182)	$(1,235)

5.	Stock Option Plans

     Class A Common Stock Option Plans

      At June 30, 2005, the Company has reserved 4,166,267 shares of Class A Common Stock for issuance under two stock option plans that were approved by the Board of Directors in 1999. One of such plans was subsequently amended in March 2005. Options to purchase Class A common stock may be granted to employees, directors, and certain consultants. Options are subject to the vesting provisions associated with each grant, generally vesting one-fourth on the first anniversary of the grant and ratably thereafter for the following 36 months. At June 30, 2005, 265,679 shares were available for future grants.

      The following table presents a summary of the stock option activity since December 31, 2004, and related information:

		Weighted-Average
	Number of Options	Exercise Price

Outstanding — December 31, 2004	3,024,940	$5.95
Granted	925,533	13.50
Exercised	(28,221)	3.58
Forfeited	(116,294)	10.19

Outstanding — June 30, 2005	3,805,958	$7.67

Exercisable — June 30, 2005	2,200,628	$4.02

      The Company has granted stock options to employees in the six months ended June 30, 2005 at exercise prices deemed by the Board of Directors to be greater than or equal to the fair value of the Class A Common Stock at the time of grant. The fair value of the Class A Common Stock has been determined by the Board of Directors of the Company at each stock option measurement date based on a variety of different factors including the Company’s financial position and historical financial performance, the status of technological developments within the Company, the composition and ability of the current engineering and management team, an evaluation and benchmark of the Company’s competition, the current climate in the marketplace, the illiquid nature of the common stock, arms’-length sales of the Company’s capital stock (including redeemable convertible preferred stock), and the effect of the rights and preferences of the preferred stockholders, among others.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

      The following table summarizes stock options outstanding at June 30, 2005:

		Weighted-Average
		Remaining
	Number of Options	Contractual Life	Number of Options
Exercise Price	Outstanding	(Years)	Exercisable

$ 0.12	29,400	3.26	29,400
0.60	147,000	3.75	147,000
1.26	1,998	3.84	1,998
1.92	44,326	4.21	44,326
3.00	1,773,108	6.44	1,548,625
3.84	118,802	4.28	118,802
5.70	156,502	4.99	156,585
13.50	1,169,660	9.66	19,614
18.00	365,162	8.75	134,278

June 30, 2005	3,805,958	7.18	2,200,628

December 31, 2004	3,024,940	7.15	2,065,844

December 31, 2003	2,472,675	7.44	1,795,847

     Series D Preferred Stock Option Plan

      The Company has reserved 1,238,926 shares of Series D Preferred Stock for issuance under a stock option plan (the “Series D Option Plan”) that was approved by the Board of Directors in 2003, in connection with its acquisition of White Amber Inc. in October 2003. Options to purchase 1,238,926 shares at $0.13 per share were issued under the Series D Option Plan in 2003. The fair value of these options was determined to be approximately $0.6 million, $0.2 million of which was recorded as part of the purchase of White Amber and the balance of $0.4 million was recorded as deferred stock-based compensation to be amortized over the respective vesting period of the awards. The Company’s calculations were made using the Black-Scholes value method with the following weighted-average assumptions: expected life of 10 years; stock volatility of 72%; risk-free interest rate of 3.6%; and no dividend payments during the expected term. No further issuances may be made from this plan.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

      Options under the Series D Option Plan are subject to the vesting provisions associated with each grant, and generally call for 25% vesting upon issuance, with future vesting over defined periods for the remaining shares. The following schedule summarizes the activity relating to the Series D Option Plan:

	Number of Options

	Vested,
	Net of
	Subsequent
	Forfeitures	Forfeited

Historic Activity:
2003	531,195	—
2004	475,701	138,453
January to June 2005	16,184	9,411

	1,023,080	147,864

Future Vesting:
July to December 2005	15,245
2006	25,408
2007	27,329

	67,982

      If all of the 1,091,062 options not forfeited as of June 30, 2005 were exercised and converted into Class A Common Stock, these Series D options would represent 181,838 shares of Class A Common Stock (at an exercise price of $0.78 per share).

      Based on the forfeiture of certain of the Series D options, additional shares will be issued under the terms of the acquisition agreement of White Amber. See Note 7 for further discussion of these shares that were issuable as of December 31, 2004.

6.	Severance and Exit Costs

      During the six months ended June 30, 2005, management approved and executed restructuring plans to align the Company’s cost structure with existing market conditions and to create a more efficient organization. In connection with these plans, the Company recorded a charge of $0.8 million in the first quarter ended March 31, 2005. There were no restructuring costs in 2004. This charge included costs associated with workforce reduction and consolidation of excess facilities. The Company does not currently expect to incur additional material restructuring charges in subsequent periods; however, changes in business circumstances could require additional restructuring initiatives. Adjustments to the restructuring reserves will be made in future periods, if necessary, based upon actual events and circumstances at the time.

      Workforce reduction charges include the cost of severance and related benefits of employees affected by the restructuring activities. Excess facility costs represent remaining lease commitment payments, net of expected sublease revenue, and other costs related to the closure of certain corporate facilities and sales offices.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

      Changes in the restructuring reserve for the six months ended June 30, 2005 are as follows:

	Severance	Excess
	and Benefits	Facilities	Total

Balance, December 31, 2004	—	—	—
Restructuring charges during the six months ended June 30, 2005	$736,530	$67,837	$804,367
Less: Cash payments	649,999	22,033	672,032

Reserve balances, June 30, 2005	$86,531	$45,804	$132,335

      The nature of the charges summarized above is as follows:

     Severance and Benefits

      During the six months ended June 30, 2005, the Company recorded charges of approximately $0.7 million in connection with severance benefits to terminated employees in North America and Europe. During the six months ended June 30, 2005, the Company terminated, or made plans to terminate, approximately 35 employees in these regions.

     Excess Facilities

      During the six months ended June 30, 2005, the Company recorded charges of approximately $68,000 related to the consolidation of two corporate facilities. The estimated cost to exit the facilities is based on remaining lease commitment payments, net of expected sublease income. The charge may be adjusted in future periods if further consolidations are required or if sublease income is less than expected.

7.     Business Combinations

Acquisition of White Amber, Inc.

      Under the terms of our October 2003 acquisition of White Amber, there were two criteria in which additional shares could become issuable as consideration for the acquisition. The first potential issuance related to 1,392,792 shares of Series D Preferred Stock that would be issued if the revenue derived from a specific customer achieved defined minimum levels during the three-month period ended August 31, 2004. This condition was not met and these shares will not be issued. The potential shares issuable under the second provision total 47,537 as of June 30, 2005; in addition to these potential shares, 20,215 have already become issuable. These potential additional shares will only be issued if certain defined employees are no longer employed by the Company and therefore would not vest in the Series D Preferred Stock options described in Note 6. In the event that additional shares are issued under this provision, the value of those shares will increase the purchase price and be classified as additional goodwill.

Acquisition of Recruitforce.com, Inc.

      On March 10, 2005 the Company acquired Recruitforce.com (“Recruitforce”), a California corporation, which provides an internet-based hiring management system to small and medium-sized businesses. The Company believes that Recruitforce’s product is complementary to its existing product offerings and that the acquisition will expand the Company’s customer reach.

      The Company acquired 100% of the outstanding stock of Recruitforce for approximately $4.0 million in cash, including acquisition related costs. The payment terms for the acquisition were $1.0 million at the date of acquisition with the balance paid 90 days after that date, subject to customary escrow provisions. As a result of the acquisition and the preliminary allocation of the purchase price, intangible assets of

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

approximately $3.8 million were recorded as identified in the table below. As a result of a bidding premium paid by the Company, $3.1 million of the $3.8 million was allocated to goodwill. Such goodwill relates to product synergies and value associated with being able to leverage the sales capability of the Company’s sales team to (i) market the acquired product lines and (ii) target the Recruitforce market segment. During the six months ended June 30, 2005, the Company did not record any in-process research and development charges in connection with the acquisition. Recruitforce’s results have been included in the Company’s results from the date of acquisition forward.

      The Company has made a preliminary allocation of the purchase price but is still in the process of finalizing the valuation of the acquired intangible assets. Adjustments will be made to the purchase price allocations if changes to the preliminary assessments occur prior to March 30, 2006.

      The following table summarizes the fair values of the Recruitforce assets acquired and the liabilities assumed at the date of acquisition.

Description	Amount	Life

	(in thousands)
Goodwill	$3,078	—
Existing technology	623	5 years
Customer relationships	93	5 years

	3,794
Cash acquired	51
Other assets	222
Liabilities assumed	(107)

Total purchase price	$3,960

      The excess of the purchase price over the fair value of the identifiable net assets acquired of approximately $3.1 million was allocated to goodwill. None of this amount is expected to be deductible for tax purposes.

      The Company believes that the acquisition resulted in goodwill primarily because of product synergies and the potential value associated with leveraging the company’s sales team to (i) market acquired product and (ii) target the Recruitforce market segment.

      The Company has not created pro forma financial statements for this acquisition, as the pre-acquisition operations of Recruitforce were immaterial. Concurrent with the acquisition, the Company entered into employment and noncompetition agreements with two selling shareholders of Recruitforce. Each employment agreement covers a period of two years with payments made annually on the anniversary of the effective date of the agreement. Total deferred compensation associated with these agreements approximates $1.4 million and includes forfeiture rights should either agreement be terminated due to cause or without good reason (as defined in the employment agreement). The Company will recognize compensation expense ratably over the terms of the agreements. The Company recognized deferred compensation expense of $174,000 for the six months ended June 30, 2005.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

8.	Related-Party Transactions

      The Company entered into the following related-party transactions:

      The Company paid approximately $61,000 and $168,000 during the six-month periods ended June 30, 2004 and 2005, respectively, for professional services provided by a law firm in which one of the members of the Company’s Board of Directors is a member.

      During 2003, the Company paid $43,000 to an individual for consulting services. Subsequent to these services being provided, this individual became a member of the Company’s Board of Directors.

9.	Segment and Geographic Information

      The Company follows the provisions of SFAS No. 131, “Disclosures about Segments of an Enterprise and related Information,” which establishes standards for reporting information about operating segments in annual financial statements and requires selected information about operating segments in interim financial reports issued to stockholders. It also established standards for disclosures about products and services, and geographic areas. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision maker is the Chief Executive Officer of the Company.

      The Company is organized geographically and by line of business. The Company has two major line of business operating segments: application and consulting services.

      The application line of business is engaged in the development, marketing, hosting and support of the Company’s software applications. The consulting services line of business offers implementation, business process reengineering, change management, and education and training services.

      The accounting policies of the line of business operating segments are the same as those described in the summary of significant accounting policies. The Company does not track assets or capital expenditures by operating segments. Consequently, it is not practical to show assets, capital expenditures, depreciation or amortization by operating segments.

      The following tables present a summary of operating segments for the six-month periods ended June 30, 2004 and 2005 (in thousands):

Six Months Ended June 30,	Application	Consulting	Total

2004:
Revenue	23,517	4,725	28,242
Contribution margin(1)	8,234	512	8,746
2005:
Revenue	30,103	7,361	37,464
Contribution margin(1)	13,911	2,335	16,246

(1)	The contribution margins reported reflect only the expenses of the line of business and do not represent the actual margins for each operating segment since they do not contain an allocation for selling and marketing, general and administrative, and other corporate expenses incurred in support of the line of business.

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

      Profit Reconciliation (in thousands):

	Six Months Ended
	June 30,

	2004	2005

Contribution margin for reportable segment	$8,746	$16,246
Sales and marketing	(9,179)	(11,169)
General and administrative	(3,417)	(4,659)
Restructuring charges	—	(805)
Interest and other income, net	(157)	(802)

Loss before provision for income taxes	$(4,007)	$(1,189)

      Geographic Information:

      Revenue attributed to a country or region includes sales to multinational organizations and is based on the country of location of the contracting party. Revenues as a percentage of total revenues are as follows:

	Six Months Ended
	June 30,

	2004	2005

United States	86.6%	87.5%
Canada	8.9	7.0
All Other	4.5	5.5

	100.0%	100.0%

      Revenue and net assets for the operations are as follows (in thousands):

	United States	Canada	Europe	Other	Total

Six Months Ended June 30, 2004 —
Revenues	24,464	2,511	949	318	28,242

Net assets	22,900	10,913	823	453	35,089

Six Months Ended June 30, 2005 —
Revenues	32,790	2,640	1,403	631	37,464

Net assets	39,909	11,613	1,151	452	53,125

10. Pro Forma Capitalization

      The Company’s Board of Directors has authorized the filing of a registration statement with the Securities and Exchange Commission to register shares of its common stock in connection with a proposed initial public offering (the “IPO”). If the IPO is consummated, the 69,870,095 outstanding shares of preferred stock, outstanding as of June 30, 2005, plus 4,136,489 shares issuable under antidilution provisions will be converted into 12,334,418 shares of Class A Common Stock upon the closing of the IPO. In addition, the holders of 17,879,362 Class A preferred exchangeable shares of 9090-5415 Quebec Inc. and of 6,350,400 Class B preferred exchangeable shares of 9090-5415 Quebec Inc. may elect, or the Company may require them to exchange their exchangeable shares for 4,038,287 shares of Class A Common Stock at any time. At the time of the exchange, the Class B Common Stock of the Company will be automatically redeemed for $0.00006 per share. The effect of the conversion of the preferred stock of the Company and of the exchange of the Class A and Class B exchangeable preferred stock of 9090-

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

5415 Quebec Inc. outstanding at June 30, 2005 has been reflected as pro forma capitalization in the accompanying consolidated condensed balance sheet.

      In addition, the reclassification of $2.5 million of IPO-related deferred costs as of June 30, 2005 from other assets to equity has been reflected as pro forma capitalization in the accompanying consolidated condensed balance sheet.

11.	Debt Refinancing

      The Company has historically maintained a financing arrangement with National Bank of Canada. This agreement had been in place since 1999, as renewed and amended. The Company repaid all amounts owed to National Bank of Canada on April 25, 2005, and the Company has entered into a new loan arrangement with Goldman Sachs Specialty Lending Group, L.P. (“Goldman Sachs”). The Company has no further borrowing capabilities with National Bank of Canada since April 25, 2005.

      Under the new $20.0 million term loan with Goldman Sachs, which was closed on April 25, 2005, the Company has received net proceeds of approximately $19.3 million, and has gross debt outstanding of $20.0 million, the difference being deferred costs that will be amortized to interest expense over the life of the term loan. The term loan bears interest at LIBOR plus 6.0%, interest payments are due monthly. A portion of the proceeds of the term loan are restricted as to the Company’s ability to access the funds. At the inception of the term loan, this restriction was $7.5 million, plus an amount equal to the accrued dividend on the Series D Preferred Stock ($0.6 million at the inception of the loan). The $7.5 million portion of the restriction reduces to zero through September 30, 2006 at which point the total restriction will remain at an amount equal to the accrued dividend on the Series D Preferred Stock. Mandatory earlier payment of the loan is provided for under certain provisions, such as generation of excess cash flows in excess of $0.25 million per year from unusual sources such as sales of assets or insurance proceeds, or issuance of debt or issuance of equity securities in excess of $30.0 million. Additionally, the term loan may be voluntarily prepaid by the Company; if prepaid, certain premiums are required to be paid in addition to the repayment of the principal. The term loan is collateralized by a substantial majority of the Company’s assets, including its intellectual property. The Company is subject to certain covenants in order to maintain this term loan. The positive covenants include the following financial covenants (as defined): minimum application revenue, minimum liquidity, minimum current ratio, minimum EBITDA, maximum capital expenditures, and minimum cash levels.

      Principal maturities of the Goldman Sachs term loan are as follows (in thousands):

Years Ended
December 31,

2005	$1,000
2006	2,000
2007	2,000
2008	14,500

Total	$19,500

12.	Commitments and Contingencies

     Contingencies

      The Company is involved in various legal proceedings arising from the normal course of business activities. In the opinion of management, resolution of these proceedings is not expected to have a material adverse effect on the Company’s operating results or financial condition. However, depending on the

TALEO CORPORATION AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED CONDENSED

FINANCIAL STATEMENTS — (Continued)

amount and timing, an unfavorable resolution of a matter could materially affect the Company’s future operating results or financial condition in a particular period.

13.     Intangible Assets and Goodwill

      The Company has recorded the following balances for identifiable intangible assets and goodwill as at June 30, 2005.

      A summary of acquired intangible assets is as follows:

		As of June 30, 2005

	Period of	Gross Carrying	Accumulated
	Amortization	Amount	Amortization

	(In thousands)
Identifiable intangible assets:
Existing technology	3 – 5 years	$2,311	$(991)
Customer relationships	3 – 5 years	967	(498)

Subtotal		3,278	(1,489)
Goodwill	—	5,910	—

Total		$9,188	$(1,489)

      During the six months ended June 30, 2005, there were no changes to the carrying amount of goodwill due to acquisitions or impairment.

      The estimated amortization expense for intangible assets for the remainder of 2005 and for each of the five succeeding fiscal years is as follows:

(In thousands)

Estimated Amortization Expense:
Remainder of 2005	$499
2006	834
2007	143
2008	143
2009	143
2010	26

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

White Amber, Inc.:

      We have audited the accompanying balance sheets of White Amber, Inc. as of December 31, 2002 and 2001, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of White Amber, Inc. as of December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Melville, New York

October 9, 2003

WHITE AMBER, INC.

BALANCE SHEETS

	December 31,

	2002	2001

ASSETS
Current assets:
Cash	$5,064,620	$2,770,422
Accounts receivable, net	419,567	247,330
Prepaid expenses and other current assets	283,659	293,665

Total current assets	5,767,846	3,311,417

Property and equipment, net	2,557,252	4,091,176
Other assets, net	506,539	614,066

Total assets	$8,831,637	$8,016,659

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Current portion of notes payable and capital lease obligations	$1,418,762	$1,649,207
Accounts payable	2,657,226	2,633,656
Accrued expenses	1,138,383	1,650,744
Deferred revenue	246,181	—

Total current liabilities	5,460,552	5,933,607

Notes payable and capital lease obligations, long-term	3,101,327	4,640,135
Deferred rent	127,935	94,890
Convertible redeemable Preferred stock, with an aggregate liquidation preference of $50,081,884 as of December 31, 2002 (note 7)	40,991,164	32,471,782
Stockholders’ deficit:
Common stock, $0.01 par value. Authorized 36,000,000 and 25,000,000 shares; issued and outstanding 2,156,597 and 2,100,000 shares in 2002 and 2001, respectively	21,566	21,000
Additional paid-in capital	2,178,967	1,885,560
Deferred compensation	(95,817)	(247,592)
Accumulated deficit	(42,954,057)	(36,782,723)
Less: Treasury stock, 513,771 and 516,004 shares, at cost	—	—

Total stockholders’ deficit	(40,849,341)	(35,123,755)

Total liabilities and stockholders’ deficit	$8,831,637	$8,016,659

See accompanying notes to financial statements

WHITE AMBER, INC.

STATEMENTS OF OPERATIONS

	Years Ended December 31,

	2002	2001

Revenues	$5,820,343	$1,779,947
Cost of revenues	2,479,651	3,323,730

Gross profit (loss)	3,340,692	(1,543,783)
Operating expenses:
Sales and marketing	2,213,365	3,887,245
Research and development	3,531,388	8,293,315
General and administrative	1,708,294	1,535,542
Depreciation and amortization	1,629,288	3,750,353
Gain on disposal of property and equipment	—	(489,096)
Loss on abandonment of property and equipment	—	1,934,881

Total operating expenses	9,082,335	18,912,240

Loss from operations	(5,741,643)	(20,456,023)
Interest income	139,598	394,360
Interest expense	(288,937)	(939,026)
Other expense, net	(280,352)	(72,584)

Net loss	$(6,171,334)	$(21,073,273)

See accompanying notes to financial statements.

WHITE AMBER, INC.

STATEMENTS OF STOCKHOLDERS’ DEFICIT
Years Ended December 31, 2002 and 2001

	Common Stock		Additional			Treasury Stock		Total
			Paid-in	Deferred	Accumulated			Stockholders’
	Shares	Amount	Capital	Compensation	Deficit	Shares	Amount	Deficit

Balance at December 31, 2000	2,100,000	$21,000	$2,443,546	$(1,068,712)	$(15,709,450)	534,480	$—	$(14,313,616)
Issuance of common stock upon exercise of options	—	—	13,656	—	—	(18,476)	—	13,656
Cancellations of options	—	—	(593,646)	593,646	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	227,474	—	—	—	227,474
Accretion of preferred stock issuance costs	—	—	(26,128)	—	—	—	—	(26,128)
Issuance of common stock warrants	—	—	48,132	—	—	—	—	48,132
Net loss	—	—	—	—	(21,073,273)	—	—	(21,073,273)

Balance at December 31, 2001	2,100,000	21,000	1,885,560	(247,592)	(36,782,723)	516,004	—	(35,123,755)
Conversion of preferred stock to common stock	56,597	566	360,250	—	—	—	—	360,816
Issuance of common stock upon exercise of options	—	—	1,145	—	—	(2,233)	—	1,145
Cancellations of options	—	—	(65,583)	65,583	—	—	—	—
Amortization of deferred stock-based compensation	—	—	—	86,192	—	—	—	86,192
Accretion of preferred stock issuance costs	—	—	(42,645)	—	—	—	—	(42,645)
Issuance of preferred stock warrants	—	—	40,240	—	—	—	—	40,240
Net loss	—	—	—	—	(6,171,334)	—	—	(6,171,334)

Balance at December 31, 2002	2,156,597	$21,566	$2,178,967	$(95,817)	$(42,954,057)	513,771	$—	$(40,849,341)

See accompanying notes to financial statements.

WHITE AMBER, INC.

STATEMENTS OF CASH FLOWS

	Years Ended December 31,

	2002	2001

Cash flows from operating activities:
Net loss	$(6,171,334)	$(21,073,273)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,629,288	3,750,353
Amortization of deferred stock-based compensation	86,192	227,474
Amortization of deferred financing costs	113,793	91,061
Non-cash stock-based consulting expense (note 7(c))	40,000	48,132
Deferred rent expense	33,045	—
Non-cash interest expense	86,403	—
Gain on disposal of property and equipment	—	(489,096)
Loss on abandonment of property and equipment	—	1,934,881
Changes in operating assets and liabilities:
Accounts receivable, net	(172,237)	(125,072)
Prepaid expenses and other current assets	10,006	81,979
Other assets	33,975	(121,584)
Accounts payable and accrued expenses	(488,792)	1,484,436
Deferred revenue	246,181	—

Net cash used in operating activities	(4,553,480)	(14,190,709)

Cash flows from investing activities:
Purchases of property and equipment	(95,364)	(2,439,710)

Net cash used in investing activities	(95,364)	(2,439,710)

Cash flows from financing activities:
Proceeds from sale of preferred stock, net of issuance costs	8,597,553	4,968,148
Proceeds from exercise of common stock options	1,145	13,656
Proceeds from borrowings under notes payable and capital lease obligations	—	1,783,600
Repayments of notes payable and capital lease obligations	(1,655,656)	(1,469,773)

Net cash provided by financing activities	6,943,042	5,295,631

Net increase (decrease) in cash	2,294,198	(11,334,788)
Cash at beginning of year	2,770,422	14,105,210

Cash at end of year	$5,064,620	$2,770,422

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$88,741	$847,965
Conversion of preferred stock to common stock	360,816	—
Exchange of note payable for preferred stock	200,000	—
Transfer of equipment to lender in lieu of payment	—	2,288,432
Issuance of warrants in connection with debt restructurings	$40,240	$—

See accompanying notes to financial statements.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

(1) The Company and Nature of Operations

      White Amber, Inc. (the “Company”) was incorporated in the State of Delaware on July 9, 1999, and commenced operations on September 22, 1999. The Company conducts business primarily as an application service provider (“ASP”). The Company’s service (known as the White Amber System) is provided over the Internet primarily to companies that want a pre-configured solution to workforce procurement and management provided on an outsourced basis. The White Amber System enables companies to gain better control and visibility over their contingent workforce processes. The Company earns service fees based upon contractually determined percentages of the dollar volume of transactions processed using the White Amber System. The terms of the Company’s contracts with its customers generally range between 1 and 4 years and contain certain cancellation rights. The Company does not license its software. The Company’s application services provide customers with access to the White Amber System application, use of the related hardware and support. The Company also provides short-duration consulting and engineering services relating to the customization of the Company’s application service to meet its customer’s requirements.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States. On April 19, 2002, the Company’s stockholders approved a one-for-five reverse stock split of all common stock outstanding. The one-for-five reverse stock split also affects options and warrants outstanding as well as the conversion ratio of convertible preferred stock into common stock. All share amounts, common equivalent shares outstanding, common stock and all other stock transactions presented in these financial statements have been restated to reflect the one-for-five reverse stock split.

(b) Revenue Recognition

Revenues are recognized when persuasive evidence of an arrangement exists as evidenced by executed contracts, delivery of the service has occurred, the price is fixed and determinable and collectibility is reasonably assured. The Company recognizes application service revenue when its customers approve billings for services rendered by independent staffing companies that were processed through the White Amber system. Application service revenue is calculated as a percentage of the amount billed to the customer. Fees charged for consulting and engineering services performed in connection with a continuing service arrangement are deferred and recognized as revenue ratably over the expected term of the underlying service arrangement.

(c) Cost of Revenues

Cost of revenues includes all costs associated with providing application services, managed services, support and hosted services and consulting and engineering expenses. These costs primarily include salaries and benefits for account management and call center support personnel, hosting fees paid to a third party provider and travel and communications.

(d) Cash Equivalents

The Company considers all highly liquid financial instruments with maturity at date of purchase of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2002 and 2001.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(e) Accounts Receivable

The staffing supplier companies that use the White Amber System to provide services to the Company’s customers, do so under agreements whereby the Company is not obligated to pay the staffing suppliers unless payment is received by the Company from it’s customer. Customers of the Company remit the full amount of the invoice for contingent labor to the Company. The Company, after deducting its service fee, then remits payment to the staffing supplier. As of December 31, 2002, the Company is obligated to remit (within 5 business days) approximately $2.5 million to staffing suppliers for amounts collected on their behalf at the end of 2002, which amounts are included in accounts payable. Accounts receivable, which consist only of amounts due for the Company’s service fees, is presented in the accompanying balance sheet net of an allowance for doubtful accounts of $50,000 as of December 31, 2002 and 2001, based upon historical experience and known trends.

(f) Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation expense is recognized over the estimated lives of the respective assets ranging from three to seven years, on an accelerated basis, based upon management’s estimate of the usage pattern of the underlying assets. Leasehold improvements are also amortized on an accelerated basis over the lesser of the useful life of the asset or the lease term.

(g) Capitalized Internal-Use Software

The Company capitalized internal use software development costs of $623,000 in 2000 in connection with the development of the core software engine of the White Amber System, in accordance with the provisions of Statement of Position (SOP) 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use. Such capitalized internal-use software is amortized over three years using an accelerated method. The Company capitalizes software costs under SOP 98-1 in connection with application development activities related to the development of significant enhancements to core functionality of its White Amber System software that are expected to benefit more than one year. No such software development costs were capitalized during 2002 and 2001.

(h) Other Assets

Other assets includes, among other things, deferred financing costs incurred including the unamortized portion of the fair value of detachable warrants issued in connection with financing arrangements. Such deferred financing costs are amortized over the life of the financing arrangement as a component of interest expense, using the effective interest method. During 2002 the Company incurred approximately $40,240 in deferred financing costs. No such costs were incurred in 2001. Non-cash interest expense relating to the amortization of deferred financing costs was $113,793 and $91,061 for the years ended December 31, 2002 and 2001, respectively.

(i) Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the expected cash flows, undiscounted and without interest is less than the carrying amount of the asset, an impairment loss is recognized as the amount by which the carrying amount of the asset exceeds its fair value.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(j) Income Taxes

The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“SFAS 109”). Income taxes are computed using the asset and liability method. Under the asset and liability method specified by SFAS 109, deferred income tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities and are measured using the currently enacted tax rates and laws. In addition, valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

(k) Stock-Based Compensation

The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25), and complies with the disclosure provisions of Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), as amended. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. The associated compensation expense is recognized over the period the employee performs the related services, which represents the vesting period of the options.

Had the Company recorded employee stock-based compensation in accordance with SFAS No. 123, the net loss for the years ended December 31, 2002 and 2001, would have been substantially the same for both periods. Under the fair value method of SFAS No. 123, the fair value of an option (calculated on the date of grant) is amortized over the option’s vesting period. The grant-date average fair value for options granted during the years ended December 31, 2002 and 2001 was zero. Such estimates were determined using the minimum value method (computed using a Black-Scholes option pricing model), using the following assumptions for the years ended December 31, 2002 and 2001: a risk free interest rate of 4.25% and 5% respectively, no dividend yield, volatility of zero and an average option life of five years.

The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and the Emerging Issues Task Force Consensus in Issue No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services, which require that such equity instruments be recorded at their fair value on the measurement date, which (as has historically applied to the Company) is typically the date the services are performed.

(l) Research and Development

Research and development expenses consist primarily of salaries and benefits associated with software engineering and quality assurance personnel. Such costs are expensed as incurred.

(m) Advertising Costs

Advertising costs are included in sales and marketing expenses and are expensed as incurred. To date advertising costs have not been significant.

(n) Concentrations

For the year ended December 31, 2002 revenues from three customers totaled $4.8 million. For the year ended December 31, 2001, revenues from two customers totaled $1.5 million. As of

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

December 31, 2002 and 2001, these customers comprised the majority of the accounts receivable balance.

(o) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingencies at the date of the financial statements. The more significant estimates included in these financial statements are, among others, the allowance for doubtful accounts receivable, recoverability of long-lived assets (including deferred income taxes), and estimates of the fair value of the Company’s common stock for the purposes of valuing stock-based transactions. Actual results could differ from management’s estimates.

(p) Recent Accounting Standards

In May 2003, the Emerging Issue Task Force (“EITF”) reached a consensus on EITF Issue No. 00-21, “Accounting For Revenue Arrangements With Multiple Deliverables”. The Issue addresses accounting for arrangements that involve the delivery or performance of multiple revenue-generating activities and how to determine whether such an arrangement contains more than one “unit of accounting” for purposes of revenue recognition. The Company will adopt the provisions of EITF Issue No. 00-21 effective July 1, 2003. The Company is currently evaluating the effect of this Issue but does not expect adoption to have a material effect on its financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, Accounting For Stock-Based Compensation — Transition And Disclosure (“SFAS No. 148”). SFAS No. 148 amends SFAS No. 123, Accounting For Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation (“transition provisions”). The Company continues to use the intrinsic value method of accounting for stock-based compensation. The Financial Accounting Standards Board (“FASB”) recently indicated that they intend to require the fair value of stock-based employee compensation to be recorded as a charge to earnings in the future.

(3) Liquidity

      The Company has incurred significant operating losses since inception and has incurred negative cash flows from operating activities. Management believes that cash on hand, the $4.2 million proceeds from its May 2003 sale of equity securities (note 13), as well as expected cash flows from operations will be sufficient to enable the Company to meet its liquidity requirements for the next twelve months. If management’s plans are not realized, the Company will seek to enhance liquidity through, among other things, the sale of additional equity securities, although there can be no assurance that the Company would be successful with these efforts.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(4) Property and Equipment

      Property and equipment is comprised of the following:

	2002	2001

Computers and equipment	$4,363,372	$4,381,952
Furniture and fixtures	2,729,241	2,615,915
Leasehold improvements	114,178	114,178
Capitalized software	623,000	623,000

	7,829,791	7,735,045
Less: accumulated depreciation and amortization	(5,272,539)	(3,643,869)

	$2,557,252	$4,091,176

      Capitalized software costs are amortized over 3 years. For the years ended December 31, 2002 and 2001, $127,034 and $380,341 was amortized, respectively. As of December 31, 2002, the net book value of capitalized software is $63,708.

      Included in property and equipment is the costs basis of items under capital leases of $5,580,380 as of December 31, 2002 and 2001, respectively. Accumulated amortization for items under capital leases amounted to $3,676,044 and $2,501,394 as of December 31, 2002 and 2001, respectively.

      In June 2001 the Board of Directors approved a plan to close all of the Company’s field offices with the exception of its corporate headquarters in New York. As a result, the Company abandoned property and equipment with a cost of approximately $2.8 million and recognized a loss on abandonment equal to the net book value of $1.9 million in 2001.

      In October 2001, the Company surrendered computer equipment with an original cost of $2.9 million to a lessor in exchange for a $2.2 million reduction in the outstanding borrowings under the lease arrangement as the lessor estimated this to represent the fair value of the equipment. The net book value of this equipment at the time of surrender was approximately $1.7 million. Accordingly, the Company recognized a gain on the disposal of this equipment in the amount of approximately $0.5 million during 2001.

(5) Accrued Expenses

      Accrued expenses consists of the following:

	2002	2001

Accrued vacation	$154,457	$146,162
Accrued payroll and benefits	175,971	710,782
Office lease abandonment	—	213,833
Accrued professional fees	199,435	233,728
Other	608,520	346,239

	$1,138,383	$1,650,744

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(6) Notes Payable and Capital Lease Obligations

      As of December 31, 2002 and 2001, the Company’s notes payable and capital lease obligations consisted of the following:

	2002	2001

Notes payable	$1,426,624	$1,537,775
Capital lease obligations	3,093,465	4,751,567

	4,520,089	6,289,342
Less current portion	(1,418,762)	(1,649,207)

Long-term portion	$3,101,327	$4,640,135

      As of December 31, 2002, the Company was obligated under two capital lease obligations covering certain equipment. Both of these obligations bore interest at 7%. As discussed in note 13, in April 2003, one of these lease obligations was restructured into a new capital lease bearing interest at 6%. As a result of the restructuring, the Company made a principal payment of $210,000. The restructured lease contains minimum lease payments of $362,512, $543,768, and $181,256 for 2003, 2004 and 2005, respectively, including aggregate interest of $65,132.

      Also as discussed in note 13, the remaining capital lease obligation and equipment loans outstanding as of December 31, 2002, were repaid in May 2003 with the proceeds from a loan with a new lender. The terms of the new arrangement require 36 monthly payments of approximately $62,000, plus interest at prime plus 1.5%. This arrangement is secured by substantially all of the Company’s assets and requires the maintenance of certain financial and non-financial covenants.

      As the notes payable and capital lease obligations referred to above were refinanced after December 31, 2002, the current portion of these obligations disclosed above has been determined based upon the scheduled amortizations of the new financing arrangements.

(7) Preferred Stock

      As of December 31, 2002 and 2001, the Company’s redeemable convertible Preferred stock consisted of the following:

	2002		2001

		Carrying		Carrying
	Shares	Amount	Shares	Amount

Series A Preferred Stock	—	$—	6,350,000	$6,306,595
Series A-1 Preferred Stock	6,100,000	6,065,276	—	—
Series B Preferred Stock	—	—	7,813,221	26,165,187
Series B-1 Preferred Stock	7,780,240	26,071,817	—	—
Series C Preferred Stock	28,774,641	8,854,071	—	—

	42,654,881	$40,991,164	14,163,221	$32,471,782

      All series of Preferred stock have a par value of $0.01 per share. As of December 31, 2002, 6,100,000 shares, 7,780,240 shares, and 31,710,452 shares were authorized for issuance of Series A-1, Series B-1 and Series C, respectively. Costs associated with the issuance of the Preferred stock have been recorded as a reduction in the carrying amount of the Preferred stock, and are being accreted through charges to additional paid-in capital through the date the Preferred stock first becomes redeemable.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

      The following summarizes the Company’s Preferred stock activity for the years ended December 31, 2002 and 2001, and its general terms as of December 31, 2002:

(a) Series A

In January and March 2000, the Company sold 6,350,000 shares of Series A Preferred Stock (“Series A”) for $6,297,914, net of offering costs of $52,086, which were convertible into common stock at the rate of 1 common share for every $5 of preferred stock.

(b) Series B

In September 2000, the Company sold 6,325,125 shares of Series B Preferred Stock (“Series B”) for $21,179,592, net of offering costs of $72,828 which were convertible into common stock at the rate of 1 common share for every $16.80 of preferred stock. In March 2001, the Company sold 1,488,096 shares of Series B for $4,968,148, net of offering costs of $31,854, under the same terms and conditions as in the Series B sale in September 2000.

(c) Series C

In January 2002, the Company sold 28,000,448 shares of Series C Preferred Stock (“Series C”) for $8,597,553, net of offering costs of $82,586, which are convertible into common stock at the rate of 1 common share for every $1.55 of preferred stock. Pursuant to a debt restructuring in March 2002, a lender exchanged $200,000 principal amount of its indebtedness for 645,161 shares of Series C. Also in March 2002, an independent consultant owed $40,000 for services rendered was paid with 129,032 shares of Series C.

(d)	Series A and Series B Exchanges

Upon closing of the Series C financing in January 2002, the then outstanding Series A and Series B shares were exchanged for Series A-1 Convertible Preferred Stock (“Series A-1”) and Series B-1 Convertible Preferred Stock (“Series B-1”). The Series A-1 and Series B-1 shares contain identical terms and conditions to those of Series A and Series B, except for the conversion rate, which was adjusted to the $1.55 conversion rate of the Series C.

(e)	Conversions to Common Stock

Upon the closing of the Series B and Series C financings, 250,000 shares of Series A and 32,981 shares of Series B, respectively, with an aggregate book value of $360,816, were converted to common stock under the terms of the preferred stock agreements.

(f)	Preferred Stock – General Terms

          (i) Voting

The holders of all Preferred stock generally vote together with all other classes of stock on an “as converted” basis.

          (ii) Dividends

The holders of the Preferred stock are entitled to receive dividends, when and if declared. The holders of the Series C are entitled to receive dividends in preference to other series of Preferred stock at the rate of 8%. All Preferred stock dividends are non-cumulative.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

          (iii) Liquidation Preference

Upon liquidation of the Company, the holders of the Series C shall be entitled to receive a per-share liquidation preference of $0.62 per share (aggregating $17,840,277 at December 31, 2002) before the Series A-1 and Series B-1 pro-rata liquidation preference amounts of up to $1.00 per share (aggregating $6,100,000 at December 31, 2002) and $3.36 per share (aggregating $26,141,606 at December 31, 2002), respectively, are distributed.

          (iv) Conversion Provisions

The holders of Preferred stock shall have the right at any time to convert such shares into fully paid and non-assessable shares of Common stock, subject to adjustment as defined in the agreements. As of December 31, 2002, the conversion prices for Series A-1, Series B-1 and Series C were all 1 share of common for every $1.55 of preferred stock. As of December 31, 2002, the Series A-1, Series B-1 and Series C are convertible into 3,935,484, 16,865,553 and 5,754,928 shares of Common stock, respectively.

If, at any time, the Company shall effect a firm commitment underwritten public offering of shares of Common stock in which the aggregate price paid for such shares by the public shall be at least $15,000,000 and the pre-money valuation is at least $100,000,000, then effective upon the closing of the sale of such shares, all outstanding shares of Preferred stock shall automatically convert to shares of Common stock on the basis described above.

In the event that the Company consummates a subsequent financing in which a holder of Preferred stock may elect to participate, under certain circumstances, if the holder elects not to participate in such financing, a portion or all of their holdings may be automatically converted into Common stock at its original conversion price (as adjusted, if required).

          (v) Redemption Provisions

The holders of the Preferred stock have the right to require the Company to redeem their shares at the request of the majority of the holders, after September 30, 2006. Such redemption price would equal the amounts originally paid for the shares and would be payable over a three-year period. As a result of these redemption provisions, the Preferred stock is classified as mezzanine equity in the accompanying balance sheet.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(8) Stock-Based Compensation

(a)	Employee Stock Option Plan

On January 20, 2000, the Company entered into an agreement with a stockholder whereby the stockholder would contribute 567,480 shares of common stock to treasury to establish a share reserve for common stock issuances under a stock option plan. In March 2000, the Company adopted the 2000 Stock Option Plan (the “Plan”) that provided for up to 567,480 shares to be awarded to eligible participants including employees, directors, and consultants. In September 2000 and January 2002, the Company increased the authorized shares available for grant under the Plan by 201,429 and 6,331,091 shares, respectively. The Plan provides for awards granted in the form of incentive stock options or nonqualified stock options. The maximum term for options granted under the Plan is 10 years. Options granted under the Plan generally vest over four years and expire after ten years. The following table summarizes the Company’s stock option activity.

	2002		2001

		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	of Shares	Price	of Shares	Price

Options outstanding, beginning of year	552,344	$2.53	488,250	$0.65
Options granted	3,670,103	0.23	398,844	3.35
Options exercised	(2,233)	0.51	(18,476)	0.74
Options cancelled	(444,761)	2.97	(316,274)	0.71

Options outstanding, end of year	3,775,453	$0.24	552,344	$2.53

The number of options that were exercisable at December 31, 2002 and 2001 were 242,369 and 68,295, respectively. In addition, as of December 31, 2002, there were 3,075,761 options available for grant under the plan.

The following table summarizes information about fixed price stock options outstanding at December 31, 2002:

		Average
	Number	Remaining
Exercise Price	Outstanding	Life in Years

$0.23	3,669,203	9.6
$0.50	95,850	7.4
$3.35	10,400	8.4

$0.23-$3.35	3,775,453

During 2000, the Company granted certain options with exercise prices below the fair value of the Company’s Common stock at the respective dates of grant, resulting in aggregate non-cash deferred compensation of $1,201,058 which is being amortized to expense over the option vesting periods (generally four years). Compensation expense associated with these grants amounted to $86,192 and $227,474 for the years ended December 31, 2002 and 2001, respectively.

In February 2002 the Company adopted an Option Exchange Program (the “Program”) whereby option holders could elect to cancel their stock options or to retain them. The Program provided that option holders would be granted at a future date in excess of six months from the cancellation date, new stock options for the same amount of shares, if the option holder were an employee of the Company at the time of that new grant. The exercise price for the new grants was equal to the fair

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

value of a share of the Company’s Common stock at the date of re-grant and the vesting period was unchanged from the original grant. Employees holding 427,894 stock options, at exercise prices ranging from $.50 to $3.35 per share elected to participate in the Program and cancel their shares. In September 2002, the Company granted 427,894 stock options to such participants. The exercise price of the new options was $0.23 per share, the fair value of the Company’s Common stock on the date of grant.

     (b) Warrants

In connection with the financing of certain assets under capital lease agreements, in July 2000, the Company granted the lessor warrants to purchase 80,000 shares of the Company’s Series A for $1 per share. The warrants expire on the earlier of (i) July 2007 or (ii) three years from the effective date of the Company’s initial public offering.

Also in July 2000, the Company granted the lessor warrants to purchase 248,387 shares of the Company’s Series A for $1.78 per share. The warrants expire on the earlier of (i) July 2010 or (ii) five years from the effective date of the Company’s initial public offering.

In November 2000, the Company granted to the lessor warrants to purchase 35,093 shares of the Company’s Series B for $3.12 per share. The warrants expire on the earlier of (i) November 2010 or (ii) five years from the effective date of the Company’s initial public offering.

The fair value of the aforementioned warrants of $104,000 was recorded as deferred financing costs, and is being amortized to interest expense over the life of the financing arrangement.

In April 2001, the Company granted warrants to purchase 21,392 shares of common stock for $3.35 per share. These warrants were issued to a vendor for services rendered and were fully vested and non-forfeitable on the date of grant. The estimated fair value of these warrants of $48,132 was expensed in 2001.

In March 2002, pursuant to a capital lease restructuring, the Company granted to the lessor warrants to purchase 1,887,625 shares of the Company’s Series C for $0.31 per share. The warrants expire on the earlier of (i) ten years or (ii) five years from the effective date of the Company’s initial public offering. In addition, in March 2002, warrants previously issued to this lessor were exchanged for warrants with the same terms, except for a reduction in the exercise price to $0.31 per share. The aggregate of the fair value of the newly issued warrants and the incremental value associated with the exchanged warrants of $40,240 was recorded as deferred financing cost and is being amortized to interest expense over the term of the revised capital lease arrangement. All of the aforementioned lessor warrants are convertible into an aggregate of 450,221 shares of the Company’s common stock.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(9) Income Taxes

      The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2002 and 2001 are as follows:

	2002	2001

Deferred income tax assets (liabilities):
Accrued expenses	$267,398	$399,870
Allowance for bad debts	21,000	21,000
Depreciation	(368,608)	(315,155)
Intangibles	(181,916)	(106,449)
Net operating loss carryforwards	18,011,649	15,163,931
Valuation allowance	(17,749,523)	(15,163,197)

Net	$—	$—

      At December 31, 2002, the Company has net operating loss carryforwards of approximately $42.9 million, which expire on various dates through 2022. However, in certain circumstances, the availability of these net operating loss carryforwards in the future may be subject to significant limitation under Section 382 of the Internal Revenue Code.

      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, expected future taxable income and tax planning strategies in making this assessment. Based upon the level of the Company’s history of tax losses, and the inherent uncertainty about the timing and extent to which the Company may generate taxable income in the future over the periods during which temporary differences reverse or loss carryforwards may be utilized, management does not believe that it is more likely than not that the Company will realize the benefits of its deferred tax assets. Accordingly, the Company has recorded a valuation allowance against its net deferred tax assets.

(10) Fair Value of Financial Instruments

      The carrying value of cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the relatively short-term nature of these instruments. The fair value of notes payable and capital lease obligations are also estimated to approximate their carrying amounts as of December 31, 2002 as terms on these obligations are consistent with terms recently offered to the Company.

(11) Employee Benefits

      Effective April 15, 2000, the Company implemented a 401(k) plan for all of its full-time employees. Employees make voluntary contributions to the plan up to 15% of their annual compensation, subject to certain limits. The Company has the option of making a matching contribution to the plan in any given year. Matching contributions vest over a six-year period at a vesting rate of 20% each year beginning at the conclusion of the second year of employment. The Company has not made any matching contributions through December 31, 2002.

WHITE AMBER, INC.

NOTES TO FINANCIAL STATEMENTS — (Continued)

(12) Commitments and Contingencies

      The Company leases office space under non-cancelable operating leases that expire on various dates through 2008. The Company maintains leases that contain definitive escalation clauses. Rent expense amounted to $619,589 and $917,385 for the years ended December 31, 2002 and 2001. The Company has entered into sub-lease agreements with respect to four of its locations. Sublease income amounted to $113,264 for the year ended December 31, 2002. No sub-lease income was received in 2001.

      Future minimum payments under all non-cancelable operating leases with initial terms of at least one year and projected sub-lease income are approximately as follows:

	Operating	Sub-lease
	Leases	Income

Year ending December 31:
2003	$594,502	$267,088
2004	597,521	261,839
2005	549,301	209,642
2006	476,345	136,571
2007	492,504	141,220
Thereafter	82,084	24,040

	$2,792,257	$1,040,400

(13) Subsequent Events (Unaudited)

(a) Debt Restructuring

In April 2003, as described above in Note 6, the Company restructured its capital lease obligation with one of its lenders. As of April 2003, the Company had 11 months remaining on the lease requiring payments of $115,000 per month. Pursuant to the restructuring, the Company made a lump-sum payment of $210,000 and the remaining balance is payable in equal monthly installments of $45,314 over a 24 month period.

(b) Issuance of Series C Preferred Stock

In May 2003, the Company issued 13,709,677 shares of Series C for cash of $4,250,000, under the same terms and conditions as in the Series C sale in January 2002.

(c) Early Extinguishment of Debt

In May 2003, the Company repaid all outstanding notes and capital lease obligations to one of its lenders aggregating approximately $2.7 million. Pursuant to the agreement, the Company granted the lender warrants to purchase 100,000 shares of Series C for $0.31 per share. The warrants expire on the earlier of (i) ten years or (ii) five years from the effective date of the Company’s initial public offering. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 20,000 shares of the Company’s common stock. The proceeds for the repayment were received from a loan from a new lender. The new loan is a three-year term loan with interest at prime plus 1.5%, payable in equal monthly installments of $62,000 plus interest. The new lender was granted a warrant to purchase 369,858 shares of Series C for $0.31 per share. The warrants expire seven years from the date of grant. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 73,972 shares of the Company’s common stock.

WHITE AMBER, INC.

UNAUDITED CONDENSED BALANCE SHEET
September 30, 2003
(in thousands)

ASSETS
Current assets
Cash and cash equivalents	$4,022
Accounts receivable	605
Prepaid expenses and other current assets	139

Total current assets	4,766

Property and Equipment, net	1,797

Other assets	98

$6,661

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current liabilities
Current portion of long-term debt	$1,253
Accounts payable and accrued liabilities	1,357
Deferred revenues	63

Total current liabilities	2,673

Customer deposits and other long-term liabilities	150

Long-term debt	1,552

Preferred Stock	45,241

Stockholders’ deficit
Common Stock Related	2,352
Retained Deficit	(45,211)
Other equity	(96)

Total stockholders’ deficit	(42,955)

$6,661

See notes to unaudited condensed financial statements.

WHITE AMBER, INC.

UNAUDITED CONDENSED STATEMENT OF OPERATIONS
For the Nine Month Periods Ended September 30, 2003 and 2002
(in thousands)

	2003	2002

Revenue — Application	$6,674	$3,973

Cost of revenue — Application	2,536	2,385

Gross Profit	4,138	1,588
Operating Expenses:
Sales and marketing	1,418	1,575
Research and development	3,343	3,015
General and administrative	1,829	1,286

Total operating expenses	6,590	5,877

Loss from operations	(2,452)	(4,289)
Other income (expense), net	194	(222)

Net loss	$(2,258)	$(4,511)

See notes to unaudited condensed financial statements.

WHITE AMBER, INC.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS
For the Nine Month Periods Ended September 30, 2003 and 2002
(in thousands)

	2003	2002

Cash flows from operating activities:
Net loss	$(2,258)	$(4,511)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization and other non-cash items	911	1,402
Changes in operating assets and liabilities:
Accounts receivable	(162)	(292)
Prepaid expenses and other current assets	119	242
Other assets	198	64
Accounts payable and accrued expenses	(2,438)	(3,030)
Deferred revenue	(161)	(2)

Net cash used in operating activities	(3,791)	(6,127)

Cash flows from investing activities:
Purchases of property and equipment	—	(25)

Net cash used in operating activities	—	(25)

Cash flows from financing activities:
Proceeds from sales of stock, net of issuance costs	4,250	8,598
Net repayment of notes payable and capital lease obligations	(1,502)	(1,354)

Net cash provided by operating activities	2,748	7,244

Net increase (decrease) in cash	(1,043)	1,092
Cash at beginning of period	5,065	2,770

Cash at end of period	$4,022	$3,862

See notes to unaudited condensed financial statements.

WHITE AMBER, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

1.	Interim Condensed Financial Statements

      In the opinion of management, the accompanying unaudited interim condensed financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission (SEC). Accordingly, certain information and footnote disclosures required for complete financial statements are not included herein. It is suggested that these unaudited interim condensed financial statements be read in conjunction with the audited consolidated financial statements of White Amber, Inc. for the years ended December 31, 2002 and 2001, which are contained elsewhere in this prospectus filed on Form S-1. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, considered necessary for a fair presentation of the financial position, results of operations, and cash flows at the dates and for the periods presented have been included. The results of operations for the nine-month period ended September 30, 2003 are not necessarily indicative of the results to be expected for the full year.

2.	Acquisition of White Amber by Taleo Corporation

      On October 21, 2003, 100% of the Company was acquired by Taleo Corporation. Taleo issued 10,624,723 shares of Preferred Stock in a stock-for-stock transaction.

3.	Issuance of Series C Preferred Stock

      In May 2003, the Company issued 13,709,677 shares of Series C Preferred Stock for cash proceeds of $4,250,000, under the same terms and conditions as the Series C sale in January 2002.

4.	Debt Restructuring

      In April 2003, the Company restructured its capital lease obligation with one of its lenders. As of April 2003, the Company had 11 months remaining on the lease requiring payments of $115,000 per month. Pursuant to the restructuring, the Company made a lump-sum payment of $210,000 and the remaining balance is payable in equal monthly installments of $45,314 over a 24 month period.

5.	Early Extinguishment of Debt

      In May 2003, the Company repaid all outstanding notes and capital lease obligations to one of its lenders aggregating approximately $2.7 million. Pursuant to the agreement, the Company granted the lender warrants to purchase 100,000 shares of Series C for $0.31 per share. The warrants expire on the earlier of (i) ten years or (ii) five years from the effective date of the Company’s initial public offering. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 20,000 shares of the Company’s common stock. The proceeds of the repayment were received from a loan from a new lender. The new loan is a three-year term loan with interest at prime rate plus 1.5%, payable in equal monthly installments of $62,000 plus interest. The new lender was granted a warrant to purchase 369,858 shares of Series C for $0.31 per share. The warrants expire seven years from the date of grant. These warrants, if exercised for preferred stock, are then convertible into an aggregate of 73,972 shares of the Company’s common stock.

WHITE AMBER, INC.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS — (Continued)

6.	Stock-Based Compensation

      The Company accounts for employee stock-based compensation using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and complies with the disclosure provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” as amended. Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company’s stock and the amount an employee must pay to acquire the stock. The associated compensation expense is recognized over the period the employee performs the related services, which represents the vesting period of the options. Had the company recorded employee stock-based compensation in accordance with SFAS No. 123, the net loss for the years periods ended September 30, 2002 and 2003, would have been substantially the same for both periods.

Organizations worldwide

use Taleo on demand

talent management solutions

to recruit, assess, and manage

their workforce for improved

business performance.

Taleo Talent Drives Performance™

Shares

Taleo Corporation

Class A Common Stock

PROSPECTUS
                    , 2005

Citigroup

Merrill Lynch & Co.
JPMorgan
CIBC World Markets
ThinkEquity Partners LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

      Unless otherwise defined, all capitalized terms contained in this Part II shall have the meanings ascribed to them in the prospectus which forms a part of this registration statement. Taleo Corporation is sometimes referred to in this Part II as the “registrant.”

Item 13.	Other Expenses of Issuance and Distribution.

      The following table sets forth all expenses to be paid by the registrant, other than the underwriting discount, in connection with this offering. The selling stockholders will not pay any of the below expenses. All amounts shown are estimates except for the Securities and Exchange Commission registration fee and the NASD filing fee.

Securities and Exchange Commission registration fee	$15,546
NASD filing fee	12,000
Nasdaq National Market listing fee	100,000
Printing and engraving	300,000
Legal fees and expenses	1,550,000
Accounting fees and expenses	1,050,000
Transfer agent and registrar fees	15,000
Miscellaneous	157,454

Total	$3,200,000

Item 14.	Indemnification of Directors and Officers.

      Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to officers, directors and other corporate agents in terms sufficiently broad to permit such indemnification under certain circumstances and subject to certain limitations.

      The registrant’s certificate of incorporation and bylaws provide that the registrant shall indemnify its directors, officers, employees and agents to the full extent permitted by Delaware General Corporation Law, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

      In addition, the registrant has entered into separate indemnification agreements with its directors, officers and certain employees which requires the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers or certain other employees. The registrant also intends to maintain director and officer liability insurance, if available on reasonable terms.

      These indemnification provisions and the indemnification agreements entered into between the registrant and its officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

      The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 15.	Recent Sales of Unregistered Securities.

      In the three years prior to the filing of this registration statement, the registrant issued the following unregistered securities:

(a) On March 14, 2005, the registrant issued a warrant to purchase 41,667 shares Class A common stock to a sophisticated investor at an exercise price of $13.50 per share. Such investor had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(b) On May 31, 2004, the registrant issued and sold 1,388 shares of Class A common stock to a sophisticated investor at an exercise price of $3.00 per share. Such investor had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(c) In connection with the registrant’s acquisition of White Amber, Inc., on October 21, 2003, the registrant issued an aggregate of 10,624,723 shares of Series D preferred stock to a total of 16 private accredited investors in exchange for shares of Series C preferred stock of White Amber, Inc.

(d) On October 3, 2003, the registrant issued and sold 150,000 shares of Series C preferred stock to an accredited investor in connection with the exercise of a warrant at an exercise price of $0.36810 per share.

(e) From September 1, 2002 through September 1, 2005, the registrant has issued and sold an aggregate of 7,401 shares of Class A common stock upon exercise of options issued to certain employees, directors and consultants under the registrant’s 1999 Stock Plan and Viasite, Inc. Stock Plan for an aggregate consideration of approximately $22,203. Such purchasers were sophisticated and had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(f) From September 1, 2002 through September 1, 2005, the registrant has issued and sold an aggregate of 175,472 shares of Class A common stock upon exercise of options issued to certain employees, directors and consultants under the registrant’s 1999 Stock Plan and Viasite Inc. Stock Plan for an aggregate consideration of approximately $541,260. For purposes of clarity, the registrant has not relied upon Rule 701 for any securities issuances since July 1, 2005.

(g) From September 1, 2002 through September 1, 2005, the registrant has granted options to purchase an aggregate of 242,789 shares of Class A common stock at exercise prices ranging from $3.00 to $14.00 per share. Such optionees were sophisticated and had information regarding the registrant’s business affairs and financial condition, access to the registrant for the opportunity to ask questions and receive answers and to obtain any additional information, and information on the limitations on resale of the securities issued.

(h) From September 1, 2002 through July 1, 2005, the registrant has granted options to purchase an aggregate of 2,317,127 shares of Class A common stock at exercise prices ranging from $3.00 to $18.00 per share. For purposes of clarity, the registrant has not relied upon Rule 701 for any securities issuances since July 1, 2005.

      None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and the registrant believes that each transaction was exempt from the registration requirements of the Securities Act in reliance on Section 4(2) thereof or Regulation D promulgated thereunder, with respect to items (a)-(e) and (g) above, and Rule 701, with respect to items (f) and (h) above, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. On July 1, 2005, the registrant became subject to the reporting requirements of the Exchange Act. Accordingly, the registrant relied upon the exemption provided by Section 4(2) of the Securities Act for options granted after July 1, 2005. In addition, the registrant will file a Registration Statement on Form S-8 to cover the securities discussed in items (g) and (h) above. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients either received adequate information about the registrant or had access, through their relationships with the registrant, to such information.

Item 16.	Exhibits and Financial Statements Schedules.

      (a) Exhibits.

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.
2	.2‡	Agreement and Plan of Merger dated March 10, 2005, between the registrant, Butterfly Acquisition Corporation and Recruitforce.com, Inc.
3.1		Amended and Restated Certificate of Incorporation of the registrant, to be effective upon consummation of this offering.
3	.2**	Bylaws of the registrant, as amended and restated, to be effective upon consummation of this offering.
4.1		Form of registrant’s Class A common stock certificate.
4.2		Form of registrant’s Class B common stock certificate.
4	.3**	Second Amended and Restated Investor Rights Agreement, dated October 21, 2003, between the registrant and the individuals and entities listed therein.
4	.4‡	Covenant Agreement dated November 24, 1999, between the registrant and Viasite Inc.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1**	1999 Stock Plan and form of agreement thereunder.
10	.2**	Viasite Inc. Stock Plan.
10	.3**	2003 Series D Preferred Stock Plan and form of agreement thereunder.
10	.4**	2004 Stock Plan and form of agreement thereunder.
10	.5**	2004 Employee Stock Purchase Plan.
10	.6**	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.
10	.7‡‡	Employment Agreement effective March 28, 2005, between the registrant, Taleo (Canada) Inc. and Louis Tetu.
10	.8**	Employment Agreement dated April 30, 1999, between Taleo (Canada) Inc. and Jean Lavigueur.
10.9		Lease for 575 Market Street, Eighth Floor, San Francisco, California.
10	.10**	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.
10	.12**	e-business Hosting Agreement dated June 30, 2003, between the registrant and International Business Machines Corporation.
10	.13**	Agreement dated September 1, 2002, between the registrant and Internap Network Services Corporation.
10	.14**	Offer Letter dated September 12, 2003, between the registrant and Tom Lavey.
10	.15**	Offer Letter dated November 17, 2004, between the registrant and Jeffrey Carr.
10	.16‡	Employment Agreement dated March 14, 2005, between the registrant and Michael Gregoire.
10	.17‡	Offer Letter dated December 16, 2004, between the registrant and Bradford Benson.
10	.18‡	Offer Letter dated March 15, 2005, between the registrant and Divesh Sisodraker.
10	.19‡‡	Credit and Guaranty Agreement dated as of April 25, 2005, between the registrant, various lenders, and Goldman Sachs Specialty Lending Group, L.P., as amended.

Exhibit
Number		Description

10	.20‡	Pledge and Security Agreement dated as of April 25, 2005, between the registrant and Goldman Sachs Specialty Lending Group, L.P.
10.21		Separation Agreement dated July 25, 2005, between the registrant and Tom Lavey.
10.22		Separation Agreement dated August 16, 2005, between the registrant and Jean Lavigueur.
10.23		Employment Agreement dated August 17, 2005, between Taleo (Canada) Inc. and Guy Gauvin.
10.24		2005 Stock Plan and form of agreement thereunder.
21	.1**	List of subsidiaries.
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.
23.2		Consent of KPMG LLP, Independent Auditors.
23	.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1**	Power of Attorney.
99	.1**	Consent of IDC.

*	To be filed by amendment.

**	Previously filed.

‡	Incorporated herein by reference to the registrant’s Form 10-12G (File No. 000-51299) filed with the Commission on May 2, 2005.

‡‡	Incorporated herein by reference to the registrant’s Form 10-12G/A (File No. 000-51299) filed with the Commission on July 1, 2005.

      (b) Financial Statement Schedules.

      Schedules other than those referred to above have been omitted because they are not applicable or not required or because the information is included elsewhere in the Financial Statements or the notes thereto.

Item 17.	Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on September 13, 2005.

TALEO CORPORATION

By:	/s/ MICHAEL GREGOIRE

Michael Gregoire

Chief Executive Officer and President

      Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons on September 13, 2005, in the capacities indicated.

Signature	Title

/s/ LOUIS TETU Louis Tetu	Executive Chairman of the Board of Directors

/s/ MICHAEL GREGOIRE Michael Gregoire	Chief Executive Officer, President and Director (Principal Executive Officer)

** Divesh Sisodraker	Chief Financial Officer (Principal Financial and Accounting Officer)

* Mark Bertelsen	Director

** Howard Gwin	Director

* Eric Herr	Director

* James Maikranz	Director

* Jeffrey Schwartz	Director

* Michael Tierney	Director

*By: /s/ LOUIS TETU Louis Tetu Attorney-in-fact	**By: /s/ MICHAEL GREGOIRE Michael Gregoire Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description

1	.1*	Form of Underwriting Agreement.
2	.1**	Agreement and Plan of Merger dated October 21, 2003, between the registrant, Kangaroo Acquisition Corporation and White Amber, Inc.
2	.2‡	Agreement and Plan of Merger dated March 10, 2005, between the registrant, Butterfly Acquisition Corporation and Recruitforce.com, Inc.
3.1		Amended and Restated Certificate of Incorporation of the registrant, to be effective upon consummation of this offering.
3	.2**	Bylaws of the registrant, as amended and restated, to be effective upon consummation of this offering.
4.1		Form of registrant’s Class A common stock certificate.
4.2		Form of registrant’s Class B common stock certificate.
4	.3**	Second Amended and Restated Investor Rights Agreement, dated October 21, 2003, between the registrant and the individuals and entities listed therein.
4	.4‡	Covenant Agreement dated November 24, 1999, between the registrant and Viasite Inc.
5	.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.
10	.1**	1999 Stock Plan and form of agreement thereunder.
10	.2**	Viasite Inc. Stock Plan.
10	.3**	2003 Series D Preferred Stock Plan and form of agreement thereunder.
10	.4**	2004 Stock Plan and form of agreement thereunder.
10	.5**	2004 Employee Stock Purchase Plan.
10	.6**	Form of Indemnification Agreement entered into by registrant with each of its directors and officers.
10	.7‡‡	Employment Agreement effective March 28, 2005, between the registrant, Taleo (Canada) Inc. and Louis Tetu.
10	.8**	Employment Agreement dated April 30, 1999, between Taleo (Canada) Inc. and Jean Lavigueur.
10.9		Lease for 575 Market Street, Eighth Floor, San Francisco, California.
10	.10**	Lease for 330 St. Vallier East, Suite 400, Quebec, QC, Canada, G1K 9C5.
10	.12**	e-business Hosting Agreement dated June 30, 2003, between the registrant and International Business Machines Corporation.
10	.13**	Agreement, dated September 1, 2002, between the registrant and Internap Network Services Corporation.
10	.14**	Offer Letter dated September 12, 2003 between the registrant and Tom Lavey.
10	.15**	Offer Letter dated November 17, 2004, between the registrant and Jeffrey Carr.
10	.16‡	Employment Agreement dated March 14, 2005, between the registrant and Michael Gregoire.
10	.17‡	Offer Letter dated December 16, 2004, between the registrant and Bradford Benson.
10	.18‡	Offer Letter dated March 15, 2005, between the registrant and Divesh Sisodraker.
10	.19‡‡	Credit and Guaranty Agreement dated as of April 25, 2005, between the registrant, various lenders, and Goldman Sachs Specialty Lending Group, L.P., as amended.
10	.20‡	Pledge and Security Agreement dated as of April 25, 2005, between the registrant and Goldman Sachs Specialty Lending Group, L.P.
10.21		Separation Agreement dated July 25, 2005, between the registrant and Tom Lavey.
10.22		Separation Agreement dated August 16, 2005, between the registrant and Jean Lavigueur.
10.23		Employment Agreement dated August 17, 2005, between Taleo (Canada) Inc. and Guy Gauvin.
10.24		2005 Stock Plan and form of agreement thereunder.
21	.1**	List of subsidiaries.
23.1		Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

Exhibit
Number		Description

23.2		Consent of KPMG LLP, Independent Auditors.
23	.3*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).
24	.1**	Power of Attorney.
99	.1**	Consent of IDC.

 * To be filed by amendment.

** Previously filed.

‡	Incorporated herein by reference to the registrant’s Form 10-12G (File No. 000-51299) filed with the Commission on May 2, 2005.

‡‡	Incorporated herein by reference to the registrant’s Form 10-12G/A (File No. 000-51299) filed with the Commission on July 1, 2005.